Exhibit 99.1
[●], 2022
Dear FNF Shareholder:
On March 16, 2022, Fidelity National Financial, Inc. (“FNF”) announced its intention to separate F&G Annuities & Life, Inc. (“F&G”) from FNF. The separation will be effected through a dividend of approximately 15% of the common stock of F&G to FNF shareholders on a pro rata basis. The separation and distribution will result in FNF and F&G operating as two publicly traded companies, with F&G operating FNF’s pre-separation annuities and life insurance segment and FNF continuing to own and operate its remaining businesses, including its title insurance business segment. Following the separation and distribution, FNF will retain control of F&G through an approximate 85% equity ownership stake.
The separation will create two public companies that we believe will have distinct strengths and will be well-positioned for continued market leadership and growth. Each public company will offer investors a distinct and compelling investment opportunity based on different operating and financial models, end-market business cycles and strategic growth opportunities. By retaining ownership of approximately 85% of F&G, we intend to continue to benefit from its growth while also highlighting the substantial equity value that has been and is expected to continue to be created by F&G.
The separation will provide current FNF shareholders with equity ownership in both FNF and F&G. The separation will be effected by means of a pro rata distribution of approximately 15% of the outstanding shares of F&G common stock to holders of FNF common stock. Each FNF shareholder will receive [●] shares of F&G common stock for every [●] share[s] of FNF common stock held as of [5:00 p.m.], Eastern Daylight Time (“EDT”) on [●], 2022, the record date for the distribution. F&G expects the shares of F&G common stock to be distributed to you at 12:01 a.m., EDT, on [●], 2022. No vote of FNF shareholders is required for the separation or the distribution. You do not need to take any action to receive shares of F&G common stock to which you are entitled as an FNF shareholder, and you do not need to pay any consideration, or surrender or exchange your FNF common stock.
The distribution of F&G common stock and cash received in lieu of fractional shares will be treated as a taxable distribution for U.S. federal income tax purposes.
I encourage you to read the attached Information Statement, which is being provided to all FNF shareholders who held common stock on the record date for the distribution. The Information Statement describes the separation in detail and contains important business and financial information about F&G.
We believe the time is right for this separation as these two businesses are well-positioned to deliver value as public companies. We appreciate your continued support of FNF, and look forward to your future support of both companies.
Sincerely,
Michael J. Nolan
Chief Executive Officer
Fidelity National Financial, Inc.

[●], 2022
Dear Future F&G Shareholder:
I am pleased to welcome you as a future shareholder of F&G Annuities & Life, Inc. (“F&G”), the common stock of which we expect will be listed on the New York Stock Exchange under the symbol “FG.” We are a leading provider of insurance solutions serving retail annuity and life customers and institutional clients. In fiscal year 2021, we generated approximately $[4.0] billion of revenue as part of Fidelity National Financial, Inc. (“FNF”).
As explained in the attached Information Statement, we believe that F&G, as a standalone publicly traded company, will be a strong organization that is a leader in its industry. We see our partial spin-off from FNF as a vote of confidence from FNF for our business with the added benefit of maintaining our partnership with FNF through its majority ownership. We anticipate that the transition back to being a stand-alone public company will help to reinforce the value of F&G. Investors will have the opportunity to invest directly in F&G, giving them closer exposure to the earnings and cash flow potential of our inforce book, as well as the upside potential from our new business platforms. We plan to create long-term shareholder value by continuing to improve our industry-leading position and maximizing our strategic growth opportunities.
We invite you to learn more about F&G and our strategic initiatives by reading the attached information statement. We thank you in advance for your support as a future shareholder of F&G.
Sincerely,
Chris Blunt
President and Chief Executive Officer
F&G Annuities & Life, Inc.

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
PRELIMINARY AND SUBJECT TO COMPLETION, DATED OCTOBER 4, 2022
INFORMATION STATEMENT
F&G Annuities & Life, Inc.
Common Stock, par value $0.001 per share
This Information Statement is being furnished in connection with the distribution by Fidelity National Financial, Inc. (“FNF”) to its shareholders of approximately 15% of the issued and outstanding shares of common stock of F&G Annuities & Life, Inc. (“F&G”), a wholly owned subsidiary of FNF, that holds and operates the annuities and life insurance related businesses of FNF. To implement the distribution, FNF will distribute approximately 15% of the shares of F&G common stock on a pro rata basis to FNF shareholders.
For every [●] share[s] of FNF common stock you hold of record as of [5:00 p.m.], Eastern Daylight Time (“EDT”) on [●], 2022, the record date for the distribution, you will receive [●] shares of F&G common stock. F&G expects the shares of F&G common stock to be distributed to you at 12:01 a.m., EDT, on [●], 2022. F&G refers to the date of the distribution of the F&G common stock as the “distribution date.”
The distribution will be treated as a taxable distribution for U.S. federal income tax purposes, including any cash received in lieu of fractional shares.
No vote of FNF shareholders is required for the separation or the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send FNF a proxy, in connection with the separation or the distribution. You do not need to pay any consideration, exchange or surrender your existing FNF common stock, or take any other action to receive your shares of F&G common stock.
There is no current trading market for F&G common stock, although F&G expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and F&G expects “regular-way” trading of F&G common stock to begin on the first trading day following the completion of the distribution. F&G’s common stock has been authorized for listing on the New York Stock Exchange (the “NYSE”) under the symbol “FG,” subject to its being in compliance with all applicable listing standards on the date it begins trading on the NYSE. F&G intends to satisfy all the requirements for that listing. Following the separation and distribution, FNF will continue to trade on the NYSE under the symbol “FNF.”
In reviewing this Information Statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 8.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.
This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
The date of this Information Statement is [●], 2022.
A Notice of Internet Availability with instructions for how to access this Information Statement was first mailed to FNF shareholders on or about [●], 2022.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION
What is F&G and why is FNF separating F&G’s business and distributing F&G stock?
F&G, a wholly owned subsidiary of FNF, was incorporated by FNF for the purpose of holding the businesses of FGL Holdings. FGL Holdings was a publicly traded provider of annuity and life insurance products that was acquired by FNF in 2020. This annuity and life insurance business has seen significant expansion under FNF’s ownership. The separation of F&G from FNF and the distribution of F&G common stock are intended to provide you with equity ownership in two publicly traded companies. FNF and F&G expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section titled “The Separation and Distribution—Rationale for the Separation and Distribution.”
Why am I receiving this document?
FNF is delivering this document to you because you are a holder of FNF common stock. If you are a holder of FNF common stock as of [5:00 p.m.] EDT on [●], 2022, the record date of the distribution, you will be entitled to receive [●] shares of F&G common stock for every [●] share[s] of FNF common stock that you held at [5:00 p.m.] EDT on such date. This document will help you understand how the separation and distribution will affect your post-separation ownership in FNF and F&G, respectively.
How will the separation of F&G from FNF work?
F&G is currently a wholly owned subsidiary of FNF. F&G’s businesses have been operated separately within FNF since the June 1, 2020 acquisition. The separation will be effected through a dividend of approximately 15% of the common stock of F&G to the FNF shareholders on a pro rata basis. For additional information on the separation, see “The Separation and Distribution.”
Why is the separation of F&G structured as a distribution?
FNF believes that the separation and distribution is an efficient way to separate its annuities and life insurance related businesses from its title insurance and other businesses in a manner that will achieve the corporate business purposes as set forth herein in the section titled “The Separation and Distribution—Rationale for the Separation and Distribution.”
What is the record date for the distribution?
The record date for the distribution will be [●], 2022.
When will the distribution occur?
It is expected that all of the shares of F&G common stock included in the distribution will be distributed by FNF at [5:00 p.m.], EDT, on [●], 2022 to holders of record of FNF common stock at [5:00 p.m.] EDT on [●], 2022 the record date for the distribution.
What do FNF shareholders need to do to participate in the distribution?
Shareholders of FNF as of the record date for the distribution will not be required to take any action to receive F&G common stock in the distribution. However, we urge you to read this entire Information Statement carefully. No shareholder approval of the separation and distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing FNF common stock or take any other action to receive your shares of F&G common stock. Please do not send in your FNF stock certificates. The distribution will not affect the number of outstanding shares of FNF common stock or any rights of FNF shareholders, although it may affect the market value of each outstanding share of FNF common stock.
How will shares of F&G common stock be issued?
You will receive shares of F&G common stock through the same channels that you currently use to hold or trade FNF common stock, whether through a brokerage account or other channel. Receipt of shares of F&G
i

common stock will be documented for you in the same manner that you typically receive shareholder updates, such as monthly broker statements.
If you own FNF common stock as of [5:00 p.m.] EDT on the record date for the distribution, including shares owned in certificated form, FNF, with the assistance of Continental Stock Transfer & Trust Company (“CST”), the distribution agent, will electronically distribute shares of F&G common stock to you or to your brokerage firm on your behalf in book-entry form. CST will mail you a book-entry account statement that reflects your shares of F&G common stock, or your bank or brokerage firm will credit your account for the common stock.
How many shares of F&G common stock will I receive in the distribution?
FNF will distribute to you [●] shares of F&G common stock for every [●] share[s] of FNF common stock you held as of [5:00 p.m.] EDT on the record date for the distribution. Based on approximately [●] shares of FNF common stock outstanding as of [●], 2022, a total of approximately [●] shares of F&G common stock will be distributed. For additional information on the distribution, see “The Separation and Distribution.”
Will F&G issue fractional shares of its common stock in the distribution?
No. F&G will not issue fractional shares of its common stock in the distribution. Fractional shares that FNF shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional shares such holder would otherwise have been entitled to receive) to those shareholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable, for U.S. federal income tax purposes, to the recipient FNF shareholders. See “Certain U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders” for further information.
What are the conditions to the Separation and Distribution Agreement?
The transactions contemplated by the Separation and Distribution Agreement are subject to the satisfaction or waiver of the following conditions:
•each of FNF and F&G shall have performed in all material respects its respective covenants and agreements contained in the Separation and Distribution Agreement to be performed at or prior to the closing;
•there being no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority in effect enjoining, restraining, preventing or prohibiting consummation of any of the transactions contemplated by the Separation and Distribution Agreement or making the consummation of any such transactions illegal;
•the SEC shall have declared effective the registration statement of which this Information Statement forms a part and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;
•the shares of F&G common stock to be distributed shall have been accepted for listing on the NYSE, subject to official notice of distribution;
•each of FNF and F&G shall have delivered certain deliverables as contemplated by the Separation and Distribution Agreement, including the ancillary agreements relating to the separation and distribution; and
•no other events or developments shall exist or shall have occurred that, in the judgment of the board of directors of FNF, in its sole and absolute discretion, make it inadvisable to effect the separation, the distribution or the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement.
FNF and F&G cannot assure you that any or all of these conditions will be met and may also waive any of the conditions to the separation and distribution. In addition, FNF can choose at any time prior to distribution not to go forward with the separation and distribution for any reason or no reason. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Separation and Distribution Agreement.”
What is the expected date of completion of the separation and distribution?
As described above, the completion and timing of the separation and distribution depend on a number of conditions. It is expected that the shares of F&G common stock will be distributed by FNF at [5:00 p.m.], EDT, on [●], 2022 to the holders of record of FNF common stock at [5:00 p.m.] EDT on [●], 2022, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or that all conditions to the distribution will be met.
Can FNF decide to cancel the distribution of F&G common stock even if all the conditions have been met?
Yes. Until the distribution has occurred, FNF has the right to terminate the distribution, even if all of the conditions are satisfied. See “The Separation and Distribution—Conditions to the Separation and Distribution Agreement.”
What if I want to sell my FNF common stock or my F&G common stock?
You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.
What is “regular-way” and “ex-distribution” trading of FNF common stock?
Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, it is expected that there will be two markets in FNF common stock: a “regular-way” market and an “ex-distribution” market. FNF common stock that trades in the “regular-way” market will trade with an entitlement to shares of F&G common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to the shares of F&G common stock to be distributed in the distribution. If you decide to sell any FNF common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your FNF common stock with or without your entitlement to F&G common stock to be issued in the distribution.
Where will I be able to trade shares of F&G common stock?
F&G intends to apply to list its common stock on the NYSE under the symbol “FG.” F&G anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to and through the distribution date and that “regular-way” trading in F&G common stock will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell F&G common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. F&G cannot predict the trading prices for its common stock before, on or after the distribution date.
What will happen to the listing of FNF common stock?
FNF common stock will continue to trade on the NYSE after the distribution under the symbol “FNF.”
Will the number of FNF common stock that I own change as a result of the distribution?
No. The number of FNF common stock that you own will not change as a result of the distribution.
Will the distribution affect the market price of my FNF common stock?
As a result of the distribution, FNF expects the trading price of FNF common stock immediately following the distribution to be lower than the “regular-way” trading price of such common stock immediately prior to the distribution because the trading price will no longer reflect FNF’s 100% ownership of F&G. There can be no assurance that the market value of the FNF common stock following the separation will be higher or lower than the market value of FNF common stock before the separation. This means, for example, that the combined trading prices of one FNF common share and one share of F&G common stock after the distribution may be equal to, greater than or less than the trading price of one FNF common share before the distribution.
What will be my tax basis in the F&G common stock received in the distribution and my tax basis in my shares of FNF common stock following the distribution?
Following the distribution, you will have an initial tax basis for U.S. federal income tax purposes in the shares of F&G common stock received by you in the distribution equal to the fair market value of those shares on the distribution date. Your tax basis in your FNF common stock will be reduced, but not below zero, only to the extent that the fair market value of F&G common stock received by you on the distribution date (plus any cash received in lieu of fractional shares) exceeds your allocable portion of FNF’s current and accumulated earnings and profits. You should consult your tax advisor about the particular consequences of the distribution to you, including the application of federal, state, local and non-U.S. tax laws. See “Certain U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders” for further information.
What will F&G’s relationship be with FNF following the separation?
Upon completion of the separation and distribution, FNF will own approximately 85% of F&G outstanding common stock. F&G will enter into a Separation and Distribution Agreement with FNF to effect the separation and provide a framework for F&G’s relationship with FNF after the separation and will enter into certain ancillary agreements, such as a Corporate Services Agreement, a Reverse Corporate Services Agreement and a Tax Sharing Agreement (referred to herein as the “ancillary agreements”). These agreements will govern the relationship between F&G and FNF subsequent to the completion of the separation and distribution. In certain cases, FNF may have interests which differ from other shareholders of F&G. For additional information regarding the Separation and Distribution Agreement and other ancillary agreements, see the “Risk Factors—Risks Related to the Separation and Distribution,” “The Separation and Distribution” and “Certain Relationships and Related Person Transactions” sections of this Information Statement.
Who will manage F&G after the separation?
F&G will benefit from a management team with an extensive background in operating annuities and life insurance related businesses. Led by Chris Blunt, who will be F&G’s President and Chief Executive Officer after the separation, F&G’s management team will possess a diverse set of relevant skills as well as experience in its industry. For more information regarding F&G’s management, see “Management.”
Are there risks associated with owning F&G common stock?
Yes. Ownership of F&G common stock is subject to both general and specific risks relating to F&G’s business, the management of F&G’s investment assets, the industry in which F&G operates (including economic conditions and market conditions), legal, regulatory and tax risks, F&G’s indebtedness and financing, the separation and distribution, F&G’s status as a publicly traded company, and F&G’s ongoing contractual relationships with FNF. Ownership of F&G common stock is also subject to risks relating to the separation and distribution. These risks are described in the “Risk Factors” section of this Information Statement beginning on page 8. You are encouraged to read that section carefully.
Does F&G plan to pay dividends?
We intend to pay quarterly cash dividends on our common stock at an initial aggregate amount of approximately $[●] per year, although any declaration of dividends will be at the discretion of F&G’s board of directors and will depend on our financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by Delaware law, general business conditions and any other factors that the F&G board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of such dividends. See “Dividend Policy.”

Will F&G incur any indebtedness prior to or at the time of the distribution?
Yes. F&G intends to commence an offering, subject to market conditions, of two tranches of senior notes with varying maturities (the “Senior Notes”) in a private placement transaction (the “Senior Notes Offering”). Each series of notes will be unsecured obligations of the Company. The Senior Notes will be offered in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. F&G anticipates using the net proceeds of the Senior Notes Offering for general corporate purposes, including to support the growth of AUM and for future liquidity requirements of F&G.
F&G has also established a $5.0 billion Global Debt Issuance program. F&G Global Funding is a statutory trust formed solely for the purpose of issuing medium-term notes to institutional investors. The proceeds of note issuances are used by the issuer to acquire funding agreements from Fidelity & Guaranty Life Insurance Company (“FGL Insurance”), a subsidiary of F&G. The notes are secured by these funding agreements, which have matching interest payment and maturity terms. The notes may be denominated in U.S. dollar or foreign currencies and may have fixed or floating interest rates. As of June 30, 2022, F&G had funding agreements issued in connection with its funding agreement-backed medium-term note program with an account value of $[●].
Who will be the distribution agent, transfer agent, registrar and information agent for the F&G common stock?
The distribution agent, transfer agent and registrar for the F&G common stock will be CST. For questions relating to the mechanics of the distribution or matters relating to the subsequent transfer of F&G common stock, you should contact CST shareholder relations by phone: 800-509-5586, email: cstmail@continentalstock.com or mail:
Continental Stock Transfer & Trust Company
ATTN: Shareholder Relations
1 State Street, 30th Floor
New York, NY 10004-1561
Where can I find more information about FNF and F&G?
Before the distribution, if you have any questions relating to FNF’s business performance, you should contact:
Fidelity National Financial, Inc.
601 Riverside Ave.
Jacksonville, FL 32204
Email: Investors@fnf.com
Attn: Lisa Foxworthy-Parker, SVP of Investor & External Relations
After the distribution, F&G shareholders who have any questions relating to F&G’s business performance should contact F&G at:
F&G Annuities & Life, Inc.
801 Grand Ave, Suite 2600
Des Moines, Iowa 50309
Email: [Investors@fglife.com]
Attn: Lisa Foxworthy-Parker, SVP of Investor & External Relations
v

INFORMATION STATEMENT SUMMARY
This summary highlights selected information from this Information Statement relating to our company. For a more complete understanding of our business, the separation and the distribution, you should carefully read this entire Information Statement, including the “Risk Factors” section and our consolidated historical financial statements and notes to those statements appearing elsewhere in this Information Statement.
Unless otherwise indicated or unless the context otherwise requires, the information included in this Information Statement assumes the completion of the separation of F&G from FNF (the “separation”) and the distribution of F&G’s common stock to FNF’s shareholders (the “distribution”). References in this Information Statement to “ F&G,” “we,” “us,” “our” and “ the company” refer to F&G Annuities & Life, Inc. and its consolidated subsidiaries, unless the context requires otherwise. References in this Information Statement to “FNF” refer to Fidelity National Financial, Inc. and its consolidated subsidiaries, unless the context requires otherwise. References to F&G’s historical business and operations refer to the business and operations of FNF’s F&G business segment that will be operated by F&G in connection with the separation and distribution.
Following the completion of the separation and the distribution, we will be a “controlled company” under the New York Stock Exchange corporate governance standards, and as a result, will rely on exemptions from certain corporate governance requirements. See “Risk Factors.”
Overview
We are a leading provider of insurance solutions serving retail annuity and life customers and institutional clients. Through our insurance subsidiaries, including FGL Insurance and Fidelity & Guaranty Life Insurance Company of New York (“FGL NY Insurance”), we market a broad portfolio of deferred annuities (fixed indexed annuities (“FIAs”) and multi-year guarantee annuities (“MYGAs”) or other fixed rate annuities), immediate annuities, indexed universal life (“IUL”) insurance, funding agreements (through funding agreement backed notes (“FABN”) issuances and the Federal Home Loan Bank of Atlanta (“FHLB”)) and pension risk transfer (“PRT”) solutions.
We were acquired by FNF on June 1, 2020 (the “FNF Acquisition”). We benefited from immediate financial strength ratings upgrades and affirmations following the FNF Acquisition; S&P Global Ratings, a Standard & Poor’s Financial Services LLC (“S&P”) and Fitch Ratings Inc. (“Fitch”) upgraded us to A-, A.M. Best Company (“A.M. Best”) affirmed at A-, and Moody’s Investors Services, Inc. (“Moody’s”) upgraded us to Baa1. These upgrades and affirmations, which we believe were valued by our distribution partners, positioned us to quickly expand our business in our existing channels and gain access to new markets. In the first full year of ownership by FNF, we more than doubled sales from $4.5 billion in 2020 to $9.6 billion in 2021 and did so profitably. With our success in expanding distribution under FNF’s ownership, we have grown assets under management (“AUM”) from $26.5 billion at the time of acquisition to $40.3 billion as of June 30, 2022. We now operate in and source significant premiums from five distinct channels, versus a single channel prior to the FNF Acquisition. For a discussion of the five distinct channels, see “Business — We Play in Large and Growing Markets” and “Business — Our Retail Distribution Channels” in this Information Statement.
We believe the strength of our balance sheet provides confidence to our policyholders and business partners and positions us for continued growth. Our invested assets comprise what we believe to be a highly rated and well diversified portfolio. As of June 30, 2022, 92% of our fixed maturity securities were rated NAIC 1 or NAIC 2, the two highest credit rating designations under criteria of the National Association of Insurance Commissioners (the “NAIC”). These assets are managed against what we believe to be prudently underwritten liabilities. We have in-force liabilities of $38.7 billion at June 30, 2022, with a liability duration of 6 years, well matched to our assets. For the six months ended June 30, 2022, net earnings attributable to common shareholders was $466 million, we produced adjusted net earnings (“ANE”) of $210 million, and an adjusted return on assets (“ROA”) of 110 basis points. We are focused on growing our in-force liabilities and AUM, driven by sales of attractively priced liabilities, including FIAs, MYGAs or other fixed rate annuities, IUL, funding agreements, and PRT solutions.
As of June 30, 2022, we had $2.5 billion of total equity and $4.6 billion of total equity excluding accumulated other comprehensive income (“AOCI”). FGL Insurance expects to maintain its U.S. risk-based capital (“RBC”) ratio at or above our target of 400%. Going forward, we intend to fund our continued growth through statutory earnings, reinsurance programs, and unused debt capacity.
Rationale for the Separation and Distribution
FNF and the FNF board of directors believes that separation of the annuities and life insurance related businesses from the remainder of FNF is in both companies’ best interest for a number of reasons, including the following:
Unlock the Value of Two Industry Leading Businesses
FNF believes that the separation will result in the creation of shareholder value because, among other things, the trading value of FNF’s and F&G’s common stock in the aggregate would exceed the trading value of the existing FNF common stock, although there can be no assurance that this will occur. The separation is expected to provide greater transparency for investors, resulting in more focus and attention by the investment community on the F&G business.
Distinct Investment Identities
The separation is intended to create two distinct and compelling investment opportunities for investors based on individually unique operating models and associated track records of successful performance. It also provides investors with enhanced insight into each company’s distinct value drivers and simplified financial reporting to more accurately assess and value performance of each individual business.
Strategy and Competitive Strengths
FNF and F&G believe that F&G’s strategy and competitive strengths position F&G well for growth. Through a diversification growth strategy, F&G has demonstrated profitable, compound annual growth rates (“CAGRs”) in sales of 56%, AUM of 18%, and ANE of 17%, for the two-year period ended December 31, 2021 and, more recently, annual increases in sales of 31%, AUM of 27%, and ANE of 24%, for the six month period ended June 30, 2022, as compared to the prior year.
We have expanded our business in our traditional channels, and entered new markets. With this strategy, we believe that we will continue to deliver stable ROA driven by asset growth and increasing margins from scale as well as expansion into higher-margin, less capital-intensive products. We are positioned to accomplish our goals through the following areas of strategic focus:
•Targeting large and growing markets. The opportunity for our core annuity products remains significant, as policyholders seek to add safety and certainty to their retirement plans. Our investments in life insurance products allows us to penetrate the underserved middle market, which addresses the needs of many of our cultural communities. And as corporations continue to de-risk their pension funds, our buyout solutions can guarantee pension-holders the lifetime benefits they need and want. Finally, we continue to attract strong institutional annuity buyers with funding agreements. F&G is a national leader in the markets we play in, and demographic trends provide tailwinds and significant room to continue growing.
•Superior ecosystem. Our business model gives us a sustainable competitive advantage. We have strong and long-standing relationships with a diverse network of distributors, a durable investment edge through our Blackstone, Inc. (“Blackstone”) partnership, a scalable administrative platform, and a track record of attracting and retaining top talent.
•Consistent track record of success. F&G’s deep and experienced management team has successfully diversified products and channels in recent years and demonstrated our ability to deliver consistent top line growth, increase AUM and generate steady spreads and ROA across varying market cycles.
•The separation and distribution will unlock value. Investors will be able to invest directly in F&G to capitalize on the earnings and cash flow potential of its in-force book, as well as the upside potential of its new business platforms. F&G will continue to reap the benefits that come from its majority ownership by

FNF. We view the separation and distribution as a vote of confidence for our business, and anticipate that the transition to being a public company will help to reinforce the value of F&G.
The Separation
On March 14, 2022, FNF’s Board of Directors approved a dividend to their shareholders, on a pro rata basis, of 15% of the common stock of F&G (the “F&G Distribution”). FNF intends to retain control of F&G through their approximate 85% ownership stake. The proposed F&G Distribution is intended to be structured as a taxable dividend to FNF shareholders and is subject to various conditions including the final approval of FNF’s Board of Directors, the effectiveness of appropriate filings with the SEC, and any applicable regulatory approvals. The record date and distribution settlement date will be determined by FNF’s Board of Directors prior to the distribution. Upon completion of the F&G Distribution, FNF’s shareholders as of the record date are expected to own stock in both publicly traded companies. The proposed F&G Distribution is targeted to be completed early in the fourth quarter of 2022. However, there can be no assurance regarding the timeframe for completing the F&G Distribution or that the conditions of the F&G Distribution will be met. The separation will be effected pursuant to a separation and distribution agreement between FNF and F&G (the “Separation and Distribution Agreement”).
Conditions to the Separation and Distribution Agreement
The transactions contemplated by the Separation and Distribution Agreement are subject to the satisfaction or waiver of the following conditions:
•each of FNF and F&G shall have performed in all material respects its respective covenants and agreements contained in the Separation and Distribution Agreement to be performed at or prior to the closing of the separation and distribution (the “separation and distribution closing”);
•there being no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority in effect enjoining, restraining, preventing or prohibiting consummation of any of the transactions contemplated by the Separation and Distribution Agreement or making the consummation of any such transactions illegal;
•the SEC shall have declared effective the registration statement of which this Information Statement forms a part and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;
•the shares of F&G common stock to be distributed shall have been accepted for listing on the NYSE, subject to official notice of distribution;
•each of FNF and F&G shall have delivered certain deliverables as contemplated by the Separation and Distribution Agreement, including the ancillary agreements relating to the separation and distribution; and
•no other events or developments shall exist or shall have occurred that, in the judgment of the board of directors of FNF, in its sole and absolute discretion, make it inadvisable to effect the separation, the distribution or the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement.
FNF will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the separation and distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio. FNF will also have sole discretion to amend or terminate the distribution at any time. FNF does not intend to notify its shareholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, FNF’s board of directors might consider material such matters as significant changes to the distribution ratio or the allocation of the assets and liabilities of FNF in the separation. To the extent that FNF’s board of directors determines that any modifications by FNF materially change the material terms of the distribution, FNF will notify FNF’s shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this Information Statement.
Agreements with FNF
Following the separation and distribution, F&G and FNF will each operate separately, as publicly traded companies. In addition to FNF’s retained ownership of F&G, F&G will enter into the Separation and Distribution Agreement with FNF. In connection with the separation, F&G also intends to enter into various ancillary agreements to effect the separation and provide a framework for its relationship with FNF after the separation and distribution, such as a corporate services agreement (the “Corporate Services Agreement”), a reverse corporate services Agreement (the “Reverse Corporate Services Agreement”), a tax sharing agreement (the “Tax Sharing Agreement”) and other agreements entered into in connection therewith (collectively with the Separation and Distribution Agreement, the “Transaction Agreements”). These agreements will provide for the allocation between F&G and FNF of FNF’s assets, employees, liabilities and obligations attributable to periods prior to, at and after F&G’s separation from FNF and will govern certain relationships between F&G and FNF after the separation. Forms of the agreements listed above are filed as exhibits to the registration statement on Form 10 of which this Information Statement forms a part.
Formation of F&G
F&G was incorporated in Delaware on August 7, 2020 for the purpose of holding the businesses of FGL Holdings, a former Cayman exempted company which was acquired by FNF on June 1, 2020 and merged into CF Bermuda Holdings Ltd. (“CF Bermuda”). FGL Holdings was a publicly traded provider of annuity and life insurance products.
Relationship With FNF Following the Separation and Distribution
Upon completion of the separation and distribution, FNF will own approximately 85% of our outstanding common stock. As a result, FNF will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matters submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. FNF will also have sufficient voting power to approve amendments to our organizational documents.
Accordingly, upon completion of the separation and distribution, we will qualify as a “controlled company” within the meaning of the NYSE corporate governance standards and may elect not to comply with certain NYSE corporate governance standards. We intend to avail ourselves of some or all “controlled company” exemptions to these certain NYSE corporate governance standards. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance rules and requirements. For additional information regarding the exemptions on which we intend to rely, see “Management–Status as a Controlled Company” and “Risk Factors–Risks Related to the Separation and Distribution–We will be a ‘controlled company’ within the meaning of the NYSE rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.”
The interests of FNF may not coincide with our interests or the interests of the other holders of our common stock. In addition, conflicts of interest may arise between FNF, as our controlling stockholder, and us. For example, FNF may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us, and FNF may either directly, or through affiliates, also maintain business relationships with companies that may directly compete with us. In general, FNF or its affiliates could pursue business interests or exercise their voting power as stockholders in ways that are detrimental to us but beneficial to themselves or to other companies in which they invest or with whom they have relationships. Also, upon completion of the separation and distribution, F&G’s charter will provide that, subject to any written agreement to the contrary, FNF will not have a duty to refrain from engaging in the same or similar activities or lines of business that F&G engages in, and, except as set forth in F&G’s charter, none of FNF and FNF’s officers and directors will be liable to F&G or its shareholders for any breach of any fiduciary duty due to any such activities of FNF. For additional information regarding FNF’s ability to control the outcome of matters put to a stockholder vote and potential conflicts of interest, see “Risk Factors–Risks Related to the Separation and Distribution–FNF will be our principal shareholder following the completion of the separation and distribution and will retain significant rights with respect to our governance and certain corporate actions. In certain cases, FNF may have interests which differ from other stockholders of F&G.” and “Risk Factors–Risks Related to the Separation and Distribution–After the separation and distribution, certain of our directors may have actual or potential conflicts of interest because of their FNF equity ownership or their current or former FNF positions.” and “Description of Capital Stock–Corporate Opportunities.”
Investment Management Relationship with Blackstone
FGL Insurance and certain other subsidiaries of F&G (other than FGL NY Insurance) are party to investment management agreements (“IMAs”) with Blackstone ISG-I Advisors LLC (“BIS”) pursuant to which BIS is appointed as investment manager of substantially all assets in the general and separate accounts of those entities (the “F&G Accounts”). MVB Management, LLC, an entity that is 50% owned by affiliates of William Foley, the Chairman of FNF and a proposed director of F&G (“MVB Management”), receives a participation fee from BIS in connection with assets of F&G and its subsidiaries that are managed by BIS. BIS also receives services from MVB Management. BIS pays MVB Management a fee of approximately 15% of certain fees paid to BIS and its affiliates pursuant to the investment management agreements with BIS. BIS, in accordance with our IMAs, has delegated certain investment services to its affiliates, including Blackstone’s Credit, Real Estate Debt and Asset-Based Finance businesses, in each case, pursuant to separate sub-management agreements executed between BIS and each such affiliate. See also “Certain Relationships and Related Person Transactions—Other Relationships” in this Information Statement.
F&G is not a party to the agreements between BIS and MVB Management and does not pay, and is not responsible for, any fees paid to MVB Management. Our agreements with BIS provide that, in the event BIS and MVB Management amend their participation fee agreement in the future to reduce the fee (based on a decreasing sliding scale of aggregate assets managed by BIS) payable for assets under management in the F&G Accounts over $34 billion by 50%, BIS’s per annum management fee for assets under management in the F&G Accounts over $34 billion will also be reduced. See also “Business—Our Investment Management Governance and Approach” in this Information Statement.
Reason for Furnishing this Information Statement
This Information Statement is being furnished solely to provide information to shareholders of FNF who will receive shares of F&G common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of F&G’s securities. The information contained in this Information Statement is believed by F&G to be accurate as of the date set forth on its cover. Changes may occur after that date and neither F&G nor FNF will update the information except in the normal course of their respective disclosure obligations and practices.

Summary Risk Factors
There are risks associated with our business, economic and market conditions, regulatory and tax, indebtedness and financing, the separation of F&G from FNF and an investment in our common stock, including:
Risks Related to Our Business
•A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could increase our cost of capital, making it challenging to grow our business, and could hinder our ability to participate in certain market segments, thereby adversely affecting our results of operations and our financial condition.
•We may face losses if our actual experience differs significantly from our reserving assumptions.
•Our valuation of investments and the determinations of the amounts of allowances and impairments taken on our investments may include methodologies, estimates and assumptions which are subject to differing interpretations and, if changed, could materially adversely affect our results of operations and financial condition.
•The pattern of amortizing our value of business acquired (“VOBA”), deferred acquisition costs (“DAC”) and deferred sales inducements (“DSI”) balances relies on assumptions and estimates made by management. Changes in these assumptions and estimates could impact our results of operations and financial condition.
•Change in our evaluation of the recoverability of our deferred tax assets could adversely affect our results of operations and financial condition.
•We are subject to the credit risk of our counterparties, including companies with whom we have reinsurance agreements or from whom we have purchased options.
•Interruption or other operational failures in telecommunication, information technology and other operational systems, or a failure to maintain the security, integrity, confidentiality or privacy of sensitive data residing on such systems, including as a result of human error, could result in a loss or disclosure of confidential information, damage to our reputation, monetary losses, additional costs and impairment of our ability to conduct business effectively.
•We have a long-term contractual relationship with BIS that limits our ability to terminate this relationship or retain another investment manager without BIS’s consent.
•Increased regulation or scrutiny of alternative investment advisers, arrangements with such investment advisers and investment activities may affect BIS’s or, if engaged, any other asset manager’s ability to manage our investment portfolio or impact the reputation of our business.
Risks Related to Economic Conditions and Market Conditions
•Conditions in the economy generally could adversely affect our business, results of operations and financial condition.
•Our investments are subject to credit risks of the underlying issuer, borrower, or physical collateral which can change over time with the credit cycle.
•Interest rate fluctuations could adversely affect our business, financial condition, liquidity and results of operations.
•Our business could be materially and adversely affected by the occurrence of a catastrophe, including natural or man-made disasters.
Legal, Regulatory and Tax Risks
•Our business is subject to government regulation in each of the jurisdictions in which we conduct business and regulators have broad administrative and discretionary authority over our business and business practices.
•Current and emerging developments relating to market conduct standards for the financial services industry emerging from the U. S. Department of Labor’s (“DOL”) implementation of the “fiduciary rule” may over time materially affect our business.
•The SECURE Act of 2019 may impact our business and the markets in which we compete.

Risks Related to the Separation and Distribution
•We may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may materially adversely affect our business, financial condition or operating results.
•The combined post-separation value of our common stock and FNF common stock may not equal or exceed the pre-separation value of FNF common stock.
•Although we have past history of operating as a public company, our historical financial information and summary historical financial information are not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
•Until the separation and distribution occurs, FNF has sole discretion to change the terms of the separation and distribution in ways that may be unfavorable to us.
•FNF will be our principal shareholder following the completion of the separation and distribution and will retain significant rights with respect to our governance and certain corporate actions. In certain cases, FNF may have interests which differ from our other stockholders.
•Provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.
•We will be a “controlled company” within the meaning of the NYSE rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.
•Insurance holding company laws generally provide that no person, corporation or other entity may acquire control of an insurance company, which is presumed to exist if a person owns, directly or indirectly, 10% or more of the voting securities of an insurance company, without the prior approval of such insurance company's domiciliary state insurance regulator. Persons considering an investment in our common stock should take into consideration their ownership of FNF voting securities and consult their own legal advisors regarding such laws in light of their particular circumstances.
•Our amended and restated bylaws will contain an exclusive forum provision that could limit our stockholders’ ability to choose a judicial forum that they find favorable for certain disputes with us or our directors, officers, stockholders, employees or agents, and may discourage lawsuits with respect to such claims.
•We and certain of our subsidiaries will continue to file consolidated federal income tax returns with FNF after the separation and distribution.
Risks Related to Our Common Stock
•We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation and distribution, and following the separation and distribution, our stock price may fluctuate significantly.
•Substantial sales of our common stock may occur in connection with or following the distribution, which could cause our stock price to be volatile and to decline.
•We cannot guarantee the timing, amount or payment of dividends on our common stock in the future.

RISK FACTORS
You should carefully consider the following risks and other information in this Information Statement in evaluating F&G and our common stock. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, prospects, results of operations and cash flows. In such case, the trading price of F&G’s common stock could decline and you could lose all or part of your investment.
The risk factors generally have been separated into the following 6 groups: risks related to our business; risks related to economic and market conditions; risks related to legal, regulatory and tax; risks relating to our indebtedness and financing; risks related to the separation and distribution; and risks related to stock. However, these risks are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially affect our business, financial condition, results of operations and prospects.
Risks Related to Our Business
Our ability to grow depends in large part upon the continued availability of capital.
Our long-term strategic capital requirements will depend on many factors, including our accumulated statutory earnings and the relationship between our statutory capital and surplus and various elements of required capital. To support long-term capital requirements, we may need to increase or maintain statutory capital and surplus of our insurance subsidiaries through financings, which could include debt, equity, financing arrangements or other surplus relief transactions. On June 24, 2022, FNF capitalized $400 million of intercompany indebtedness into common stock of F&G. FNF is not obligated to, may choose not to, or may not be able to provide financing or make capital contributions to us now or in the future. Consequently, financings, if available at all, may be available only on terms that are not favorable to us. Under a note purchase agreement with Kubera Insurance (SAC) Ltd. (“Kubera”), in which we are a noteholder, and capital keep-well agreements with our reinsurance subsidiary F&G Cayman Re Ltd. (“F&G Cayman Re”), there is an obligation to provide financing to the extent of a funding shortfall on a reserve note facility. Adverse market conditions have affected and continue to affect the availability and cost of capital from external sources. If we cannot maintain adequate capital for our insurance subsidiaries, or if we are obligated to provide capital contributions in the event of funding shortfalls, we may be required to limit growth in sales of new policies, and such action could materially adversely affect our business, operations and financial condition.
A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could increase our cost of capital, making it challenging to grow our business, and could hinder our ability to participate in certain market segments, thereby adversely affecting our results of operations and our financial condition.
Various nationally recognized rating agencies review the financial performance and condition of insurers, including our insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer’s ability to meet policyholder and contract holder obligations. These ratings are important to maintaining public confidence in our products, our ability to market our products and our competitive position. Downgrades, unfavorable changes in rating methodology or other negative action by a rating agency could have a material adverse effect on us in many ways, including the following:
•adversely affecting relationships with distributors, independent marketing organizations (“IMOs”) and sales agents, which could result in reduction of sales;
•increasing the number or amount of policy lapses or surrenders and withdrawals of funds;
•requiring a reduction in prices for our subsidiaries’ insurance products and services in order to remain competitive;
•excluding us from participating in the PRT business or FABN issuances;
•adversely affecting our ability to obtain reinsurance at a reasonable price, on reasonable terms or at all;

•requiring us to collateralize reserves, balances or obligations under certain reinsurance agreements. In the event of a withdrawal or downgrade of our S&P issuer credit rating to BB or lower, we are required to fund a note issued by a reinsurance counterparty up to $300 million. As of December 31, 2021, the amount funded under the note agreement was insignificant; and
•requiring us to collateralize balances or obligations under derivatives agreements. As of December 31, 2021, we had no derivatives contracts that required us to post collateral.
We may face losses if our actual experience differs significantly from our reserving assumptions.
Our profitability depends significantly upon the extent to which our actual experience is consistent with the assumptions used in setting rates for our products and establishing liabilities for future life insurance, annuity and PRT policy benefits and claims. However, due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of the liabilities for unpaid policy benefits and claims, we cannot precisely determine the amounts we will ultimately pay to settle these liabilities. As a result, we may experience volatility in our reserves and therefore our profitability from period to period. To the extent that actual experience is less favorable than our underlying assumptions, we could be required to increase our reserves which may reduce our profitability and impact our financial strength.
We have been issuing guaranteed minimum withdrawal benefit (“GMWB”) products since 2008. In our reserve calculations, we make assumptions for policyholder behavior as it relates to GMWB utilization. If emerging experience deviates from our assumptions on GMWB utilization, it could have a significant effect on our reserve levels and related results of operations. Based on experience of GMWB utilization, which continues to emerge, we updated our GMWB utilization assumption during 2019, with a favorable impact on reserves. We will continue to monitor the GMWB utilization assumption and update our best estimate as applicable.
Our valuation of investments and the determinations of the amounts of allowances and impairments taken on our investments may include methodologies, estimates and assumptions which are subject to differing interpretations and, if changed, could materially adversely affect our results of operations and financial condition.
Fixed maturities, equity securities and derivatives represent the majority of total cash and invested assets reported at fair value on our balance sheet. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value estimates are made based on available market information and judgments about the financial instrument at a specific point in time. Expectations that our investments will continue to perform in accordance with their contractual terms are based on evidence gathered through our normal credit surveillance process and on assumptions a market participant would use in determining the current fair value.
The determination of current expected credit loss varies by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Our management considers a wide range of factors about the instrument issuer (e.g., operations of the issuer and future earnings potential) and uses their best judgment in evaluating the cause of the decline in the estimated fair value of the instrument and in assessing the prospects for recovery. In addition, we conduct various quantitative credit screens on the investment portfolio to create a credit watchlist. The credit watchlist investments are then further analyzed by our portfolio manager for likelihood of loss of contractual principal and interest. Our portfolio managers also maintain a credit spotlight for investments that do not meet the quantitative screens. These investments have been identified as requiring a higher level of review and monitoring due to idiosyncratic risk. Such evaluations and assessments require significant judgment and are revised as conditions change and new information becomes available. Additional impairments may need to be taken in the future, and the ultimate loss may exceed management’s current estimate of impairment amounts.
The value and performance of certain of our assets are dependent upon the performance of collateral underlying these investments. It is possible the collateral will not meet performance expectations leading to adverse changes in the cash flows on our holdings of these types of securities.

See Note E — Investments to the historical audited consolidated financial statements including the notes thereto, (the “Consolidated Financial Statements”) and Note C — Investments to the unaudited Condensed Consolidated Financial Statements included elsewhere in this Information Statement for additional information about our investment portfolio.
The pattern of amortizing our VOBA, DAC and DSI balances relies on assumptions and estimates made by management. Changes in these assumptions and estimates could impact our results of operations and financial condition.
Amortization of our VOBA, DAC and DSI balances depends on the actual and expected profits generated by the respective lines of business that incurred the expenses. Expected profits are dependent on assumptions regarding a number of factors including investment returns, benefit payments, expenses, mortality, and policy lapse. Due to the uncertainty associated with establishing these assumptions, we cannot, with precision, determine the exact pattern of profit emergence. As a result, amortization of these balances will vary from period to period. Any difference in actual experience versus expected results could require us to, among other things, accelerate the amortization of VOBA, DAC and DSI which would reduce profitability for such lines of business in the current period.
Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” for additional details on the amortization of VOBA, DAC and DSI balances.
Change in our evaluation of the recoverability of our deferred tax assets could materially adversely affect our results of operations and financial condition.
Deferred tax assets and liabilities are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to be in effect during the years in which the basis differences reverse. Deferred tax assets in essence represent future savings of taxes that would otherwise be paid in cash. We are required to evaluate the recoverability of our deferred tax assets each quarter and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more-likely-than-not to be realizable. In determining the need for a valuation allowance, we consider many factors, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and implementation of any feasible and prudent tax planning strategies management would employ to realize the tax benefit.
Based on our current assessment of future taxable income, including available tax planning opportunities, we anticipate it is more-likely-than-not that we will generate sufficient taxable income to realize all of our deferred tax assets as to which we do not have a valuation allowance. If future events differ from our current assumptions, the valuation allowance may need to be increased, which could have a material adverse effect on our results of operations and financial condition.
We have recorded goodwill as a result of past acquisitions, and adverse events affecting the value of our reporting unit could cause the balance to become impaired, requiring write-downs that would reduce our operating income.
Current accounting rules require that goodwill be assessed for impairment annually or more frequently if changes in events or circumstances indicate that the fair value of our reporting unit may be less than its carrying value. Factors that may be considered a change in circumstance indicating the carrying value of goodwill may not be recoverable include, but are not limited to, significant underperformance relative to historical or projected future operating results, divestitures, and negative industry or economic trends. Evaluating this asset’s recoverability requires us to make estimates and assumptions to estimate the fair value of our reporting unit. For the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020, the predecessor period from January 1, 2020 to May 31, 2020, and for the predecessor year ended December 31, 2019, no goodwill impairment charge was recorded. However, if there is an adverse event affecting the value of our reporting unit in the future, the carrying amount of our goodwill may no longer be recoverable, and we may be required to record an impairment charge, which would have a negative impact on our results of operations and financial condition. We will continue to monitor our operating results and the impact of the economy to determine if there is an impairment of goodwill in future periods.

If we are unable to attract and retain national marketing organizations and independent agents, sales of our products may be reduced.
We must attract and retain our network of IMOs and independent agents to sell our products. Insurance companies compete vigorously for productive agents. We compete with other life insurance companies for marketers and agents primarily on the basis of our financial position, support services, compensation and product features. Such marketers and agents may promote products offered by other life insurance companies that offer a larger variety of products than we do. If we are unable to attract and retain a sufficient number of marketers and agents to sell our products, our ability to compete and our revenues would suffer.
We operate in a highly competitive industry, which could limit our ability to gain or maintain our position in the industry and could materially adversely affect our business, financial condition and results of operations.
We operate in a highly competitive industry. We encounter significant competition in all of our product lines from other insurance companies, many of which have greater financial resources and higher financial strength ratings than us and which may have a greater market share, offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than we do. Competition could result in, among other things, lower sales or higher lapses of existing products.
Our annuity products compete with FIAs, fixed rate annuities and variable annuities sold by other insurance companies and also with mutual fund products, traditional bank investments and other retirement funding alternatives offered by asset managers, banks and broker-dealers. The ability of banks and broker dealers to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of our products by substantially increasing the number and financial strength of potential competitors. Our insurance products compete with those of other insurance companies, financial intermediaries and other institutions based on a number of factors, including premium rates, policy terms and conditions, service provided to distribution channels and policyholders, ratings by rating agencies, reputation and commission structures.
Our ability to compete is dependent upon, among other things, our ability to develop competitive and profitable products, our ability to maintain low unit costs, our maintenance of adequate financial strength ratings from rating agencies and our ability to attract and retain distribution channels to market our products, the competition for which is vigorous.
Concentration in certain states for the distribution of our products may subject us to losses attributable to economic downturns or catastrophes in those states.
For the year ended December 31, 2021, our top five states for the distribution of our products were California, Florida, Texas, New Jersey, and Ohio, which together accounted for 38% of our premiums. Any adverse economic developments or catastrophes in these states could have an adverse impact on our business.
Concentration in one or more of our products (for example, FIAs) may subject us to greater volatility of sales if such products experienced a significant decrease in sales.
We may experience greater volatility in our sales performance from period to period to the extent we have a high concentration of sales in one or more of our products and those products suffer a material decline (for whatever reason) in a particular period. For example, for the years ended December 31, 2021 and December 31, 2020, FIAs generated approximately 45% and 77% of our total sales respectively. We may not be able to increase the sales of other products at the same pace, or at all, to the extent there is a decrease in sales of our products that made up the majority of our sales in historical periods. As a result, decreased sales in high concentration products could adversely affect our financial condition, liquidity and results of operations.
We are subject to the credit risk of our counterparties, including companies with whom we have reinsurance agreements or from whom we have purchased options.
We cede material amounts of insurance and transfers related assets and certain liabilities to other insurance companies through reinsurance. Accordingly, we bear credit risk with respect to our reinsurers. The failure, insolvency, inability or unwillingness of any reinsurer to pay under the terms of reinsurance agreements with us could materially adversely affect our business, financial condition, liquidity and results of operations. We regularly monitor the credit rating and performance of our reinsurance parties. Wilton Reassurance Company (“Wilton Re”), ASPIDA Life Re Ltd. (“Aspida Re”), and Somerset Reinsurance Ltd. (“Somerset”) represent our largest reinsurance counterparty exposure. As of December 31, 2021, the net amount recoverable from Wilton Re, Aspida Re, and Somerset were $1,269 million, $873 million and $780 million, respectively. We also face funds withheld reinsurance counterparty risk. Under funds withheld reinsurance arrangements, we retain possession and legal title to assets backing the ceded liabilities.
We are also exposed to credit loss in the event of non-performance by our counterparties on options. We seek to reduce the risk associated with such agreements by purchasing such options from large, well-established financial institutions, and by holding collateral. There can be no assurance we will not suffer losses in the event of counterparty non-performance. Several of our derivative counterparty International Swap and Derivative Association (“ISDA”) agreements contain additional termination event triggers based on a downgrade of FGL Insurance. These triggers would give these counterparties the option to terminate our options, which could lead to losses if occurring at an inopportune time.
Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional details on credit risk and counterparty risk.
Our business could be interrupted or compromised if we experience difficulties arising from outsourcing relationships.
If we do not maintain an effective outsourcing strategy or third-party providers do not perform as contracted, we may experience operational difficulties, increased costs and a loss of business that could have a material adverse effect on our results of operations. If there is a delay in our third-party providers’ introduction of our new products or if our third-party providers are unable to service our customers appropriately, we may experience a loss of business that could have a material adverse effect on our business, financial condition and results of operations.
In addition, our reliance on third-party service providers that we do not control does not relieve us of our responsibilities and contractual, legal and other requirements. Any failure or negligence by such third-party service providers in carrying out their contractual duties may result in us becoming subjected to liability to parties who are harmed and ensuing litigation. Any litigation relating to such matters could be costly, expensive and time-consuming, and the outcome of any such litigation may be uncertain. Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect our reputation and sales of our products.
The loss of key personnel could negatively affect our financial results and impair our ability to implement our business strategy.
Our success depends in large part on our ability to attract and retain qualified employees. Intense competition exists for key employees with demonstrated ability, and we may be unable to hire or retain such employees. Our key employees include senior management, sales and distribution professionals, actuarial and finance professionals and information technology professionals. We do not believe the departure of any particular individual would cause a material adverse effect on our operations; however, the unexpected loss of several key employees could have a material adverse effect on our operations due to the loss of their skills, knowledge of our business, and their years of industry experience as well as the potential difficulty of promptly finding qualified replacement employees.
Our risk management policies and procedures may not capture unidentified or unanticipated risk, which could negatively affect our business or result in losses.
We believe we have developed risk management policies and procedures designed to manage material risks within established risk appetites and risk tolerances. Nonetheless, our policies and procedures may not effectively mitigate the internal and external risks identified or predict future exposures, which could be different or significantly greater than expected and which could result in unexpected monetary losses or cause damage to our reputation or additional costs, or which could impair our ability to conduct business effectively. Many of our methods of managing risk and exposures are based upon observed historical data, current market behavior, and certain assumptions made by management. This information may not always be accurate, complete, up-to-date, or properly evaluated. As a result, additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may materially adversely affect our business, financial condition and results of operations.
Interruption or other operational failures in telecommunication, information technology and other operational systems, or a failure to maintain the security, integrity, confidentiality or privacy of sensitive data residing on such systems, including as a result of human error, could result in a loss or disclosure of confidential information, damage to our reputation, monetary losses, additional costs and impairment of our ability to conduct business effectively.
We are highly dependent on automated and information technology systems to record and process our internal transactions and transactions involving our customers, as well as to calculate reserves, value invested assets and complete certain other components of our statutory financial statements. The integrity of our computer systems and the protection of the information, including policy holder information, that resides on such systems are important to our successful operation. If we fail to maintain an adequate security infrastructure, adapt to emerging security threats or follow our internal business processes with respect to security, the information or assets we hold could be compromised. Further, even if we, or third parties to which we outsource certain information technology services, maintain a reasonable, industry-standard information security infrastructure to mitigate these risks, the inherent risk that unauthorized access to information or assets remains. This risk is increased by transmittal of information over the internet and the increased threat and sophistication of cyber criminals. While, to date, we believe that we have not experienced a material breach of our computer systems, the occurrence or scope of such events is not always apparent.
In addition, some laws and certain of our contracts require notification of various parties, including regulators, consumers or customers, in the event that confidential or personal information has or may have been taken or accessed by unauthorized parties. Such notifications can potentially result in, among other things, adverse publicity, diversion of management and other resources, the attention of regulatory authorities, the imposition of fines, and disruptions in business operations, the effects of which may be material. Any inability to prevent security or privacy breaches, or the perception that such breaches may occur, could inhibit our ability to retain or attract new clients and/or result in financial losses, litigation, increased costs, negative publicity, or other adverse consequences to our business.
Further, our financial institution clients have obligations to safeguard their information technology systems and the confidentiality of customer information. In certain of our businesses, we are bound contractually and/or by regulation to comply with the same requirements. If we fail to comply with these regulations and requirements, we could be exposed to suits for breach of contract, governmental proceedings or the imposition of fines. In addition, future adoption of more restrictive privacy laws, rules or industry security requirements by federal or state regulatory bodies or by a specific industry in which we do business could have an adverse impact on us through increased costs or restrictions on business processes.
We rely on our investment management or advisory agreements with BIS and other investment managers and sub-managers for the management of portions of certain of our life insurance companies’ investment portfolios.
Our insurance company subsidiaries are parties to IMAs with BIS and other investment managers and sub-managers. These entities depend in large part on their ability to attract and retain key people, including senior executives, finance professionals and information technology professionals. Intense competition exists for key employees with demonstrated ability, and our investment managers may be unable to hire or retain such employees. The unexpected loss by any of our investment managers, including BIS, of key employees could have a material adverse effect on their ability to manage our investment portfolio and have an adverse impact on our investment portfolio and results of operations.
We have a long-term contractual relationship with BIS that limits our ability to terminate this relationship or retain another investment manager without BIS’s consent.
Under an omnibus termination side letter among us, FNF and BIS, we have agreed with BIS not to allow other investment managers to be appointed or retained to provide investment management or advisory services to our annuity and life insurance subsidiaries without BIS’s consent. Although BIS has consented to the engagement of other investment managers in the past, BIS has no obligation to do so in the future.
Each of our subsidiaries that is party to an IMA with BIS may terminate such agreement upon 30 days’ notice. BIS may also terminate any IMA upon 30 days’ notice. However, we and FNF have agreed in the omnibus termination side letter to cause our insurance company subsidiaries to engage BIS as an investment manager. The initial term of this side letter expires on June 1, 2027 and contains an automatic renewal provision which provides for successive one year terms thereafter. Prior to June 1, 2027, we and FNF may only terminate the side letter for cause. Cause is generally limited to circumstances where BIS is legally unable to manage our assets, if BIS fails to offer us “most favored nations” rights with respect to certain products it may issue to third parties, or where BIS has acted with gross negligence, willful misconduct or reckless disregard of its obligations. In addition, at the expiration of the initial term of the side letter in 2027, or at the end of any renewal term, we may, with prior notice, terminate the side letter for (i) unsatisfactory long-term performance by BIS that is materially detrimental to one of our subsidiaries or (ii) unfair and excessive fees charged by BIS compared to those that would be charged by a comparable asset manager (taking into account the experience, education and qualification of BIS’s personnel, the scale and scope of the services being provided by BIS, and the composition of the managed investment portfolio and comparable investment guidelines). If we provide any such notice, the termination would not become effective for two years, during which time BIS may seek to cure the events giving arise to our termination right. If one of our subsidiaries were to terminate an IMA or take other actions that we have agreed will not be taken under the omnibus termination side letter, we and FNF may be in breach of our respective obligations to BIS under such side letter.
The historical performance of BIS, or any other asset manager we engage, should not be considered as indicative of the future results of our investment portfolio, our future results or any returns expected on our common stock.
Our investment portfolio’s returns have benefited historically from investment opportunities and general market conditions that may not continue or currently exist, or may not be repeated, and there can be no assurance that BIS will be able to avail itself of profitable investment opportunities in the future. In addition, because BIS is compensated based solely on our assets which it manages, rather than by investment return targets, BIS is not directly incentivized to maximize investment return targets. Accordingly, there can be no guarantee that BIS will be able to achieve, or seek to achieve, any particular returns for our investment portfolio in the future.
Increased regulation or scrutiny of alternative investment advisers, arrangements with such investment advisers and investment activities may affect BIS’s or, if engaged, any other asset manager’s ability to manage our investment portfolio or impact the reputation of our business.
The regulatory environment for investment managers is evolving, and changes in the regulation of investment managers may adversely affect the ability of BIS to effect transactions that utilize leverage or pursue their strategies in managing our investment portfolio. In addition, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The SEC, other regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. Due to our reliance on these relationships in particular to manage a significant portion of our investment portfolio, any regulatory action or enforcement against BIS could have an adverse effect on our financial condition.
In addition, the NAIC continues to consider the nature of the relationships between insurance companies and their investment advisors and investment managers, and more broadly the impact of private equity within the insurance industry. We are continuing to monitor the development of any proposals that could have a material impact on the contractual relationships between us and BIS.
Risks Related to Economic Conditions and Market Conditions
Conditions in the economy generally could adversely affect our business, results of operations and financial condition.
Our results of operations are materially affected by conditions in the U.S. economy. Adverse economic conditions may result in a decline in revenues and/or erosion of our profit margins. In addition, in the event of extreme prolonged market events and economic downturns, we could incur significant losses. Even in the absence of a market downturn we are exposed to substantial risk of loss due to market volatility.
Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, investor and consumer confidence, foreign currency exchange rates and inflation levels all affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, negative investor sentiment and lower consumer spending, the demand for our insurance products could be adversely affected. Under such conditions, we may also experience an elevated incidence of policy lapses, policy loans, withdrawals and surrenders. In addition, our investments could be adversely affected as a result of deteriorating financial and business conditions affecting the issuers of the securities in our investment portfolio.
As of June 30, 2022, current economic conditions, including high inflation rates, have not adversely affected our business, results of operations and financial condition. See also “—Risks Relating to Economic Conditions and Market Conditions — Interest rate fluctuations could adversely affect our business, financial condition, liquidity and results of operations.” in this Information Statement.
Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Trends and Conditions” for additional details on risk factors relating to economic conditions and market conditions. See also “—The COVID-19 pandemic could have a material adverse effect on our liquidity, financial condition and results of operations.”
Our investments are subject to geopolitical risk. The on-going conflict in Russia and Ukraine could heighten and expand to peripheral countries in the region.
We have no exposure to investments in Russia or Ukraine but we do have relatively small investments in the neighboring countries of Finland, Kazakhstan and Sweden, all non-NATO countries. If the conflict were to expand into neighboring countries or lead to a wider recession in Europe, our investments in those countries could suffer losses, which could have a negative impact on our financial results.
Our investments are subject to market risks that could be heightened during periods of extreme volatility or disruption in financial and credit markets.
Our invested assets and derivative financial instruments are subject to risks of credit defaults and changes in market values. Periods of extreme volatility or disruption in the financial and credit markets could increase these risks. Changes in interest rates and credit spreads could cause market price and cash flow variability in the fixed income instruments in our investment portfolio. Significant volatility and lack of liquidity in the credit markets could cause the market value of the fixed-income securities we own to decline. Further, if our investment manager, BIS, fails to react appropriately to difficult market or economic conditions, our investment portfolio could incur material losses.
Our investments are subject to credit risks of the underlying issuer, borrower, or physical collateral which can change over time with the credit cycle.
A worsening business climate, recession, or changing trends could cause issuers of the fixed-income securities that we own to default on either principal or interest payments. Additionally, market price valuations may not accurately reflect the underlying expected cash flows of securities within our investment portfolio.
The value of our mortgage-backed securities and our commercial and residential mortgage loan investments depends in part on the financial condition of the borrowers and tenants for the properties underlying those investments, as well as general and specific economic trends affecting the overall default rate. We are also subject to the risk that cash flows resulting from the payments on pools of mortgages that serve as collateral underlying the mortgage-backed securities we own may differ from our expectations in timing or size. Any event reducing the estimated fair value of these securities, other than on a temporary basis, could have an adverse effect on our business, results of operations, liquidity and financial condition.

We also maintain holdings in floating rate, and less rate-sensitive investments, including senior tranches of collateralized loan obligations (“CLOs”) and directly originated senior secured loans. If realized collateral loss and recoveries differ materially from our assumptions, returns on these assets could be lower than our expectation.
We invest in asset-backed securities (“ABS”) (traditional and specialty finance) and asset-backed and consumer whole loans. Consumer balance sheets are healthy and underwriting standards have become more conservative following the Global Funding Crisis. However, high inflation rates are a headwind for consumers, and efforts by the Federal Reserve to stem inflation could induce a recession which would have an adverse impact on consumers and potentially increase delinquencies to a higher level than what is assumed in our underwriting.
In addition, the upcoming discontinuation of London Inter-Bank Offered Rate (“LIBOR”) could adversely affect the value of our investment portfolio, derivatives transactions and issued funding agreements bearing interest at LIBOR. There can be no assurance that the alternative rates and fallbacks utilized by the various markets will be effective at preventing or mitigating disruption as a result of the discontinuation of LIBOR. Should such disruption occur, it may adversely affect, among other things, the trading market for LIBOR-based securities, including those held in our investment portfolio, the market for derivative instruments, including those that we use to achieve our hedging objectives, and our ability to issue funding agreements bearing a floating rate of interest.
Interest rate fluctuations could adversely affect our business, financial condition, liquidity and results of operations.
Interest rate risk is a significant market risk for us, as our business involves issuing interest rate sensitive obligations backed primarily by investments in fixed income assets. As of June 30, 2022, we also maintained approximately 16% of the assets in our investment portfolio in floating rate instruments, which are subject to an element of market risk from changes in interest rates.
For the past several years interest rates have remained at or near historically low levels. The prolonged period of low rates exposes us to the risk of not achieving returns sufficient to meet our earnings targets and/or our contractual obligations. Furthermore, low or declining interest rates may reduce the rate of policyholder surrenders and withdrawals on our life insurance and annuity products, thus increasing the duration of the liabilities, creating asset and liability duration mismatches and increasing the risk of having to reinvest assets at yields below the amounts required to support our obligations. Lower interest rates may also result in decreased sales of certain insurance products, negatively impacting our profitability from new business.
During periods of increasing interest rates, we may offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and we may increase crediting rates on in-force products to keep these products competitive. We may be required to accept lower spread income (the difference between the returns we earn on our investments and the amounts we credit to contract holders), thus reducing our profitability, as returns on our portfolio of invested assets may not increase as quickly as current interest rates. Rapidly rising interest rates may also expose us to the risk of financial disintermediation, which is an increase in policy surrenders, withdrawals and requests for policy loans as customers seek to achieve higher returns elsewhere, requiring us to liquidate assets in an unrealized loss position. If we experience unexpected withdrawal activity, we could exhaust our liquid assets and be forced to liquidate other less liquid assets such as limited partnership investments. We may have difficulty selling these investments in a timely manner and/or be forced to sell them for less than we otherwise would have been able to realize, which could have a material adverse effect on our business, financial condition or operating results. We have developed and maintain asset liability management (“ALM”) programs and procedures that are, we believe, designed to mitigate interest rate risk by matching asset cash flows to expected liability cash flows. In addition, we assess surrender charges on withdrawals in excess of allowable penalty-free amounts that occur during the surrender charge period. There can be no assurance that actual withdrawals, contract benefits, and maturities will match our estimates. Despite our efforts to reduce the impact of rising interest rates, we may be required to sell assets to raise the cash necessary to respond to an increase in surrenders, withdrawals and loans, thereby realizing capital losses on the assets sold.
We may experience spread income compression, and a loss of anticipated earnings, if credited interest rates are increased on renewing contracts in an effort to decrease or manage withdrawal activity. Our expectation for future spread income is an important component in amortization of VOBA, DAC and DSI under GAAP. Significant reductions in spread income may cause us to accelerate VOBA, DAC and DSI amortization. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates and a prolonged period of low interest rates may increase the statutory capital we are required to hold as well as the amount of assets we must maintain to support statutory reserves.
As of June 30, 2022, current economic conditions, including higher interest rates, have not adversely affected our business, results of operations and financial condition. Higher interest rates have decreased the fair value of our investment security portfolio as of June 30, 2022, primarily our fixed maturity securities, resulting in our AOCI being a loss of $2.1 billion compared to income of $0.7 billion as of December 31, 2021. See “Quantitative and Qualitative Disclosure about Market Risk” in this Information Statement for a more detailed discussion of interest rate risk.
Equity market volatility could negatively impact our business.
The estimated cost of providing GMWB riders associated with our annuity products incorporates various assumptions about the overall performance of equity markets over certain time periods. Periods of significant and sustained downturns in equity markets or increased equity volatility could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction in our revenues and net income.
We are exposed to liquidity risk as a result of our other risks.
We are exposed to liquidity risk, which is the risk that we are unable to meet near-term obligations as they come due.
Liquidity risk is a manifestation of events that are driven by other risk types, including market, insurance, investment or operational risks. A liquidity shortfall may arise in the event of insufficient funding sources or an immediate and significant need for cash or collateral. In addition, it is possible that expected liquidity sources, such as our minimum cash buffers, funding agreements through the FHLB or other credit facilities, may be unavailable or inadequate to satisfy the liquidity demands described below.
We have the following sources of liquidity exposure and associated drivers that trigger material liquidity demand. Those sources are:
•Derivative collateral market exposure: abrupt changes to interest rate, equity, and/or currency markets may increase collateral requirements to counterparties and create liquidity risk for us.
•Asset liability mismatch: there are liquidity risks associated with liabilities coming due prior to the matching asset cash flows.
•Insurance cash flows: we face potential liquidity risks from unexpected cash demands due to severe mortality calamity, customer withdrawals, policy loans or lapse events. If such events were to occur, we may face unexpectedly high levels of claim payments to policyholders.
•FHLB collateral: we issue funding agreements to the FHLB for which eligible securities collateral is posted. If the value of the eligible securities declines significantly, and there is no available eligible security collateral in the portfolio, we may need to supplement the collateral account with cash.
Our business could be materially and adversely affected by the occurrence of a catastrophe, including natural or man-made disasters.
Any catastrophic event, such as pandemic diseases, terrorist attacks, floods, severe storms or hurricanes or computer cyber-terrorism, could have a material and adverse effect on our business in several respects:
•any such event could have a material adverse effect on our liquidity, financial condition and the operating results of our insurance business due to its impact on the economy and financial markets;

•our workforce being unable to be physically located at one of our facilities could result in lengthy interruptions in our ability to perform or deliver our services;
•we could experience long-term interruptions in the services provided by our significant vendors due to the effects of catastrophic events, including but not limited to government mandates to self-quarantine, work remotely and prolonged travel restrictions;
•some of our operational systems are not fully redundant, and our disaster recovery and business continuity planning cannot account for all eventualities. Additionally, unanticipated problems with our disaster recovery systems could further impede our ability to conduct business, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data;
•how we manage our financial exposure for losses with third-party reinsurance and catastrophic events could adversely affect the cost and availability of that reinsurance; and
•the value of our investment portfolio may decrease if the securities in which we invest are negatively impacted by climate change (both transition risk and physical risk), pandemic diseases, severe weather conditions and other catastrophic events.
Natural and man-made catastrophes, pandemics (including COVID-19) and malicious and terrorist acts present risks that could materially adversely affect our results of operations or the mortality or morbidity experience of our business. Claims arising from such events could have a material adverse effect on our business, operations and financial condition, either directly or as a result of their effect on our reinsurers or other counterparties. Such events could also have an adverse effect on the rate and amount of lapses and surrenders of existing policies, as well as sales of new policies.
While we believe we have taken steps to identify and mitigate these types of risks, such risks cannot be reliably predicted, nor fully protected against even if anticipated. In addition, such events could result in overall macroeconomic volatility or specifically a decrease or halt in economic activity in large geographic areas, adversely affecting the marketing or administration of our business within such geographic areas or the general economic climate, which in turn could have an adverse effect on our business, results of operations and financial condition. The possible macroeconomic effects of such events could also adversely affect our asset portfolio.
The COVID-19 pandemic could have a material adverse effect on our liquidity, financial condition and results of operations.
The health, economic and business conditions precipitated by the worldwide COVID-19 pandemic that emerged in 2020 had an adverse effect on our operating results in 2020 as the market value volatility impacted our total adjusted capital (“TAC”). In 2021 and 2020, we saw an increase in our mortality experience in both our single premium immediate annuity (“SPIA”) and IUL business which largely offset each other. In addition, savings and investment behavior of our policyholders may have been changed as a result of financial stress due to the pandemic.
A significant number of our employees continue to work from home and we believe this will continue into 2022 and future years. The remote work environment puts greater demands on our technological systems, puts us at greater risk of cybersecurity incidents and adds complexity to our programs that are designed to protect private data.
In addition, the changing nature of the work environment post-COVID with more remote employment opportunities has reduced the friction in changing jobs which has increased the mobility of our workforce and provided more opportunities for our employees to transition into jobs at other companies. The so-called “Great Resignation,” instigated by COVID-related changes to how employees work, has introduced increased risk to our ability to retain key personnel.
The severe restriction in economic activity caused by the COVID-19 pandemic and initial increased level of unemployment in the United States have contributed to increased volatility and uncertainty regarding expectations for the economy and markets going forward. Although states have eased restrictions and the capital and labor markets have generally recovered, we are now experiencing a period of higher than normal inflation. It is unclear when the economy will return to operating under normal or near-normal conditions. For example, in response to the economic impact of the COVID-19 pandemic, the Federal Reserve cut interest rates to near zero in March 2020. The Federal Reserve has increased interest rates in 2022 and signaled that interest rates will increase over the remainder of 2022 and potentially in 2023.
See “Quantitative and Qualitative Disclosure about Market Risk” in this Information Statement for a more detailed discussion of interest rate risk. See also “— Interest rate fluctuations could adversely affect our business, financial condition, liquidity and results of operations.”
Legal, Regulatory and Tax Risks
Our business is highly regulated and subject to numerous legal restrictions and regulations.
Our insurance businesses are subject to extensive regulation by state insurance authorities in each state in which they operate. Most states also regulate insurance holding companies like us with respect to acquisitions, changes of control and the terms of transactions with our affiliates. In addition, we may incur significant costs in the course of complying with regulatory requirements.
State insurance regulators, the NAIC and federal regulators continually reexamine existing laws and regulations and may impose changes in the future. New interpretations of existing laws and the passage of new legislation may harm our ability to sell new policies, increase our claim exposure on policies we issued previously and adversely affect our profitability and financial strength. We are also subject to the risk that compliance with any particular regulator’s interpretation of a legal or accounting issue may not result in compliance with another regulator’s interpretation of the same issue, particularly when compliance is judged in hindsight. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action, which could materially harm our results of operations and financial condition.
We cannot predict what form any future changes in these or other areas of regulation affecting the insurance industry might take or what effect, if any, such proposals might have on us if enacted into law. In addition, because our activities are relatively concentrated in a small number of lines of business, any change in law or regulation affecting one of those lines of business could have a disproportionate impact on us as compared to other more diversified insurance companies.
Please refer to the section titled “Regulation of F&G” included in this Information Statement for additional details on the impact of regulations on our business.
Our business is subject to government regulation in each of the jurisdictions in which we conduct business and regulators have broad administrative and discretionary authority over our business and business practices.
Our business is subject to government regulation in each of the states in which we conduct business, along with the District of Columbia and Puerto Rico, and is concerned primarily with the protection of policyholders and other customers. Such regulation is vested in state agencies having broad administrative and discretionary authority, which may include, among other things, premium rates and increases thereto, underwriting practices, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers and capital adequacy. At any given time, we and our insurance subsidiaries may be the subject of a number of ongoing financial or market conduct, audits or inquiries. From time to time, regulators raise issues during such examinations or audits that could have a material impact on our business.
Under insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. We cannot predict the amount or timing of any such future assessments and therefore the liability we have established for these potential assessments may not be adequate. In addition, regulators may change their interpretation or application of existing laws and regulations, including, for example, broadening the scope of carriers that must contribute towards long-term care insolvencies.

Our regulation in the United States is influenced by the NAIC, which continues to consider reforms including relating to cybersecurity regulations, best interest standards, RBC and life insurance reserves.
Although our business is subject to regulation in each state in which we conduct business, along with the District of Columbia and Puerto Rico, in many instances the state regulatory models emanate from the NAIC. Some of the NAIC pronouncements, particularly as they affect accounting issues, take effect automatically in the various states without affirmative action by the states. Statutes, regulations and interpretations may be applied with retroactive impact, particularly in areas such as accounting and reserve requirements. The NAIC continues to work to reform state regulation in various areas, including comprehensive reforms relating to cybersecurity regulations, best interest standards, RBC and life insurance reserves.
We and our insurance subsidiaries are subject to minimum capitalization requirements based on RBC formulas for life insurance companies that establish capital requirements relating to insurance, business, asset, interest rate and certain other risks. Changes to statutory reserve or RBC requirements may increase the amount of reserves or capital we and our insurance subsidiaries are required to hold and may impact our ability to pay dividends. In addition, changes in statutory reserve or RBC requirements may adversely impact our financial strength ratings. Changes currently under consideration include adding an operational risk component, factors for asset credit risk, and group wide capital calculations. See “—Risk Factors Related to our Business—A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could increase our cost of capital, making it challenging to grow the business, and could hinder our ability to participate in certain market segments, thereby adversely affect our financial condition and results of operations” for a discussion of risks relating to our financial strength ratings.
Current and emerging developments relating to market conduct standards for the financial industry emerging from the DOL’s implementation of the “fiduciary rule” may over time materially affect our business.
In December 2020, the DOL issued its final version of an investment advice rule replacing the previous “Fiduciary Rule” that had been challenged by industry participants and vacated in March 2018 by the United States Fifth Circuit Court of Appeals. The new investment advice rule reinstates the five-part test for determining whether a person is considered a fiduciary for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”), and sets forth a new exemption, referred to as prohibited transaction class exemption (“PTE”) 2020-02. The rule’s preamble also contains the DOL’s reinterpretation of elements of the five-part test that appears to encompass more insurance agents selling IRA products and withdraws the DOL’s longstanding position that rollover recommendations out of employer plans are not subject to ERISA. The new rule took effect on February 16, 2021. The DOL left in place PTE 84-24, which is a longstanding class exemption providing prohibited transaction relief for insurance agents selling annuity products, provided that certain disclosures are made to the plan fiduciary, which is the policyholder in the case of an individual retirement account (“IRA”), and certain other conditions are met. Among other things, these disclosures include the agent’s relationship to the insurer and commissions received in connection with the annuity sale. We, along with FGL Insurance and FGL NY Insurance, designed and launched a compliance program in January 2022 requiring all agents selling IRA products to submit an acknowledgment with each IRA application indicating the agent has satisfied PTE 84-24 requirements on a precautionary basis in case the agent acted or is found to have acted as a fiduciary. Meanwhile, the DOL has publicly announced its intention to consider future rulemaking that may revoke or modify PTE 84-24.
Management believes these current and emerging developments relating to market conduct standards for the financial services industry may, over time, materially affect the way in which our agents do business, the role of IMOs, sale of IRA products including IRA-to-IRA and employer plan rollovers, how we supervise our distribution force, compensation practices and liability exposure and costs. In addition to implementing the compliance procedures described above, management is monitoring further developments closely and will be working with IMOs and distributors to adapt to these evolving regulatory requirements and risks.
Please refer to “Regulation” for additional details on the DOL’s “Fiduciary Rule.”

Our regulation in Bermuda and the Cayman Islands may limit or curtail our activities, and changes to existing regulations may affect our ability to continue to offer our existing products and services, or new products and services.
Our business is subject to regulation in Bermuda and the Cayman Islands, including the Bermuda Monetary Authority (“BMA”) and the Cayman Islands Monetary Authority (“CIMA”). These regulations may limit or curtail our activities, including activities that might be profitable, and changes to existing regulations may affect our ability to continue to offer our existing products and services, or new products and services we may wish to offer in the future.
Our reinsurance subsidiary, F&G Life Re Ltd. (“F&G Life Re”), is registered in Bermuda under the Bermuda Insurance Act of 1978, (the “Insurance Act”) and is subject to the rules and regulations promulgated thereunder. The BMA has sought regulatory equivalency, which enables Bermuda’s commercial insurers to transact business with the European Union (“EU”) on a “level playing field.” In connection with its initial efforts to achieve equivalency under the EU’s Directive (2009/138/EC) (“Solvency II”), the BMA implemented and imposed additional requirements on the companies it regulates. The European Commission in 2016 granted Bermuda’s commercial insurers full equivalency in all areas of Solvency II for an indefinite period of time.
Our reinsurance subsidiary, F&G Cayman Re Ltd. (“F&G Cayman Re”), is a licensed Class D insurer in the Cayman Islands and a wholly owned direct subsidiary of ours, is licensed by the CIMA and is subject to supervision by CIMA, CIMA may at any time direct F&G Cayman Re, in relation to a policy, a line of business or the entire business, to cease or refrain from committing an act or pursing a course of conduct and to perform such acts as in the opinion of CIMA are necessary to remedy or ameliorate the situation.
Please refer to “Regulation of F&G” for additional details on the regulations in Bermuda and the Cayman Islands.
The SECURE Act of 2019 may impact our business and the markets in which we compete.
The Setting Every Community Up for Retirement Enhancement Act of 2019, Pub.L. 116-94 (the “SECURE Act”), was signed into law by Congress on December 20, 2019, as part of the Further Consolidated Appropriations Act. The SECURE Act contains provisions that may impact our insurance subsidiaries, including elimination of the “stretch IRA” (with the effect that funds from inherited IRAs must now be fully withdrawn by beneficiaries within 10 years of the account owner’s death and, as a result, IRAs may be less desirable to our customers, and our administrative system for handling distributions from IRAs invested in our annuity products may need to be updated to reflect the shortened distribution period for IRA beneficiaries); elimination of age limit for making traditional IRA contributions; raising of the age for required minimum distributions from IRAs from 70½ to 72 (which particularly impacts our administrative system for handling distributions from IRAs that are invested in our annuity products); expansion of 401K plan eligibility for part-time workers; creation of new employer protections for offering annuities, including a fiduciary safe harbor for employer retirement plan sponsors that wish to add in-plan annuity products (which particularly impacts how we and our competitors may now sell annuity products to employers or provide certifications necessary to meet the SECURE Act fiduciary safe harbor requirements); and lowering of barriers for offering multiple employer plans. The SECURE Act changes may also affect, to some extent, the length of time that IRA assets remain in our annuity products. While we cannot predict whether, or to what extent, the SECURE Act will ultimately impact us, the SECURE Act may have implications for our business operations and the markets in which we compete.
The amount of statutory capital that our insurance subsidiaries have and the amount of statutory capital that they must hold to maintain their financial strength ratings and meet other requirements can vary significantly from time to time due to a number of factors outside of our control.
The financial strength ratings of our insurance subsidiaries are significantly influenced by their statutory surplus amounts and capital adequacy ratios. In any particular year, statutory surplus amounts and U.S. RBC ratios may increase or decrease depending on a variety of factors, most of which are outside of the control of each of our insurance subsidiaries, including, but not limited to, the following:
•the amount of statutory income or losses generated by such insurance subsidiary (which itself is sensitive to equity market and credit market conditions);
•the amount of additional capital such insurance subsidiary must hold to support business growth and changes to the RBC calculation methodologies;
•changes in statutory accounting or reserve requirements applicable to such insurance subsidiary;
•such insurance subsidiary’s ability to access capital markets to provide reserve relief;
•changes in equity market levels, interest rates, and market volatility;
•the value of certain fixed-income and equity securities in such insurance subsidiary’s investment portfolio;
•changes in the credit ratings of investments held in such insurance subsidiary’s portfolio; and
•the value of certain derivative instruments.
Rating agencies may also implement changes to their internal models, which differ from the RBC capital model and could result in such insurance subsidiary increasing or decreasing the amount of statutory capital it must hold in order to maintain its current financial strength ratings. In addition, rating agencies may downgrade the investments held in such insurance subsidiary’s portfolio, which could result in a reduction of its capital and surplus and its RBC ratio. To the extent that such insurance subsidiary’s U.S. RBC ratios are deemed to be insufficient, such insurance subsidiary may take actions either to increase its capitalization or to reduce the capitalization requirements. If such insurance subsidiary is unable to take such actions, the rating agencies may view this as a reason for a ratings downgrade.
The failure of any of our insurance subsidiaries to meet their applicable RBC requirements or minimum capital and surplus requirements could subject them to further examination or corrective action imposed by insurance regulators, including limitations on their ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on such insurance subsidiary’s business, results of operations and financial condition. A decline in U.S. RBC ratios could be a factor in causing rating agencies to downgrade such insurance subsidiary’s financial strength ratings, which could have a material adverse effect on its business, results of operations and financial condition.
Changes in federal or state tax laws may affect sales of our products and profitability.
The annuity and life insurance products that we market generally provide the policyholder with certain federal income or state tax advantages. For example, federal income taxation on any increases in non-qualified annuity contract values (i.e., the “inside build-up”) is deferred until it is received by the policyholder. Non-qualified annuities are annuities that are not sold to a qualified retirement plan or are in the form of a qualified contract such as an IRA. With other savings investments, such as certificates of deposit and taxable bonds, the increase in value is generally taxed each year as it is realized. Additionally, life insurance death benefits and the inside build-up under life insurance contracts are generally exempt from income tax or are tax deferred.
From time to time, various tax law changes have been proposed that could have an adverse effect on our business, including the elimination of all or a portion of the income tax advantages described above for annuities and life insurance policies. For example, changes in tax law could reduce or eliminate the tax-deferred accumulation of earnings on the deposits paid by the holders of annuities and life insurance products, which could make such products less attractive to potential purchasers. Additionally, insurance products, including the tax favorable features of these products, generally must be approved by the insurance regulators in each state in which they are sold. This review could delay the introduction of new products or impact the features that provide for tax advantages and make such products less attractive to potential purchasers. A shift away from life insurance and annuity products could reduce FGL Insurance’s and FGL NY Insurance’s income from the sale of such products, as well as the assets upon which FGL Insurance and FGL NY Insurance earn investment income. If legislation were enacted to eliminate the tax deferral for annuities or life insurance policies, such a change would have a material adverse effect on our ability to sell non-qualified annuities or life insurance policies.
Changes in tax law may increase our future tax liabilities and related compliance costs.
From time to time, the United States, as well as foreign, state and local governments, consider changes to their tax laws that may affect our future results of operations and financial condition. Also, the Organization for Economic Co-operation and Development has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. Changes to tax laws could increase their complexity and the burden and costs of compliance. Additionally, such changes could also result in significant modifications to the existing transfer pricing rules and could potentially have an impact on our taxable profits as such legislation is adopted by participating countries.
We and our subsidiaries and affiliates are subject to reviews and audits by the Internal Revenue Service (“IRS”) and other taxing authorities from time to time, and the IRS or other taxing authority may challenge tax positions taken by us and our subsidiaries and affiliates. Responding to or defending against challenges from taxing authorities could be expensive and time consuming, and could divert management’s time and focus away from operating our business. We cannot predict whether and when taxing authorities will conduct an audit, challenge our tax positions or the cost involved in responding to any such audit or challenge. If our subsidiaries and affiliates are unsuccessful in defending against such challenges, they may be required to pay taxes for prior periods, interest, fines or penalties, and may be obligated to pay increased taxes in the future, all of which could have an adverse effect on our business, financial condition, results of operations or growth prospects.
We may be the target of future litigation, law enforcement investigations or increased scrutiny which may negatively affect our operations or financial strength or reduce profitability.
We, like other financial services companies, are involved in litigation and arbitration in the ordinary course of business. For further discussion on litigation and regulatory investigation risk, see Note H — Commitments and Contingencies to the Consolidated Financial Statements and Note F — Commitments and Contingencies to the unaudited Condensed Consolidated Financial Statements included in this Information Statement.
From time to time we receive inquiries and requests for information from state insurance departments, attorneys general and other regulatory agencies about various matters relating to our business. Sometimes these take the form of civil investigative demands or subpoenas. We cooperate with all such inquiries and we have responded to or are currently responding to inquiries from multiple governmental agencies. Also, regulators and courts have been dealing with issues arising from foreclosures and related processes and documentation. Various governmental entities are studying the insurance product, market, pricing, and business practices, and potential regulatory and legislative changes, which may materially affect our business and operations. From time to time, we are assessed fines for violations of regulations or other matters or enter into settlements with such authorities, which may require us to pay fines or claims or take other actions.
More generally, we operate in an industry in which various practices are subject to scrutiny and potential litigation, including class actions. In addition, we sell our products through IMOs, whose activities may be difficult to monitor. Civil jury verdicts have been returned against insurers and other financial services companies involving sales, underwriting practices, product design, product disclosure, administration, denial or delay of benefits, charging excessive or impermissible fees, recommending unsuitable products to customers, breaching fiduciary or other duties to customers, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, payment of sales or other contingent commissions and other matters. Such lawsuits can result in substantial judgments and damage to our reputation that is disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, financial services companies have made material settlement payments.
We may not be able to protect our intellectual property and may be subject to infringement claims.
We rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could adversely impact our business and our ability to compete effectively.
We may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon that party’s intellectual property rights. Third parties may have, or may eventually be issued, patents or other protections that could be infringed by our products, methods, processes or services or could otherwise limit our ability to offer certain product features. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant expense and liability for damages or we could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively, we could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.
Risks Relating to Our Indebtedness and Financing
We are a holding company and depend on distributions from our subsidiaries for cash.
We are a holding company whose operating subsidiaries write insurance products that generate a net spread between their assets and liabilities (net of operating costs). Our ability to pay interest on our outstanding debt and our other obligations and to pay dividends is dependent on the ability of our subsidiaries to pay dividends or make other distributions or payments to us. If our operating subsidiaries are not able to pay dividends to us, we may not be able to meet our obligations or pay dividends on our common stock.
Our insurance subsidiaries are also subject to state laws with respect to the payment of dividends. The Iowa insurance law and the New York insurance law regulate the amount of dividends that may be paid in any year by FGL Insurance and FGL NY Insurance, respectively. Compliance with these state regulations will limit the amounts that FGL Insurance and FGL NY Insurance may dividend to us. Any dividends in excess of a threshold amount are subject to advance state notice or approval.
The maximum dividend permitted by law is not necessarily indicative of an insurer’s actual ability to pay dividends, which may be constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer’s ratings or competitive position, the amount of premiums that can be written and the ability to pay future dividends. Further, depending on business and regulatory conditions, we may in the future need to retain cash in our subsidiaries or even contribute cash to one or more of them in order to maintain their ratings or their statutory capital position. Such a requirement could be the result of investment losses, reserve charges, adverse operating conditions in the current economic environment or changes in interpretation of statutory accounting requirements by regulators.
Risks Related to the Separation and Distribution
We may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may materially adversely affect our business, financial condition or operating results.
Following the separation and distribution, we and FNF will be two separately governed companies. We may not be able to achieve some or all of the benefits that we expect to achieve as a separate company from FNF in the time we expect, if at all. For instance, we may not be able to achieve our expectations for growth or to raise the necessary equity or debt capital to finance such growth. We may not achieve the expected benefits for a variety of reasons, including, among others that: (a) the separation and distribution will require a significant amount of management’s time and effort, which may divert management’s attention from operating and growing our business; (b) following the separation and distribution, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of FNF; (c) following the separation and distribution, our business will be less diversified than FNF’s business prior to the separation and distribution; and (d) the other actions required to separate FNF’s and our respective businesses could disrupt our operations. If we fail to achieve some or all of the benefits expected to result from the separation and distribution, or if such benefits are delayed or are not realized at all, it could have a material adverse effect on our business, financial condition or operating results.
The combined post-separation value of our common stock and FNF common stock may not equal or exceed the pre-separation value of FNF common stock.
Following the distribution, there can be no assurance that the aggregate market value of the FNF common stock and our common stock following the separation and distribution will be higher or lower than the market value of FNF common stock if the separation and distribution had not occurred.
Although we have past history of operating as a public company, our historical financial information and summary historical financial information are not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
The historical information about us in this Information Statement refers to our business, which we have operated as a wholly owned subsidiary of FNF since the FNF Acquisition. Our historical financial information and summary historical financial information included in this Information Statement is derived from the Consolidated Financial Statements and the accounting records of us and FNF. Accordingly, the historical financial information included in this Information Statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented, or those that we will achieve in the future, including:
•After the completion of the separation and distribution, the cost of capital for our business may be higher than FNF’s cost of capital prior to the separation and distribution.
•Our historical financial information does not reflect the debt or the associated interest expense that we expect to incur as part of the separation and distribution.
Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from FNF. For additional information about the past financial performance of our business and the basis of presentation of the Consolidated Financial Statements and summary historical financial information of our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this Information Statement.
The distribution of our common stock will be treated as a distribution that is generally taxable as a dividend for U.S. federal income tax purposes.
The distribution of our common stock will be treated as a taxable distribution for U.S. federal income tax purposes. An amount equal to the fair market value of our common stock received by you on the distribution date (plus any cash received in lieu of fractional shares) will generally be treated as a taxable dividend to the extent of your allocable portion of FNF’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. The fair market value of our common stock reported by FNF to you on IRS Form 1099-DIV may differ from the trading price of our common stock on the distribution date. In addition, FNF or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution payable to non-U.S. stockholders, and any such withholding would be satisfied by FNF or such agent withholding and selling a portion of the our common stock otherwise distributable to non-U.S. stockholders or by withholding from other property held in the non-U.S. stockholder’s account with the withholding agent.

Taxing authorities could ascribe a higher valuation to our shares on the distribution date than the value ascribed by FNF, particularly if our stock trades at prices significantly above the value ascribed to our shares by FNF in the period following the distribution. Such a higher valuation may cause you to recognize additional dividend or capital gain income and may cause a larger reduction in the tax basis of your FNF shares.
You should read the discussion titled “Certain U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders” for more information and consult your own tax advisor as to the particular tax consequences to you of the separation and distribution.
Until the separation and distribution occurs, FNF has sole discretion to change the terms of the separation and distribution in ways that may be unfavorable to us.
Until the separation and distribution occurs, we will be a wholly owned subsidiary of FNF. Accordingly, FNF will effectively have the sole and absolute discretion to determine and change the terms of the separation and distribution, including the date of the separation and distribution. These changes could be unfavorable to us.
In addition, FNF may decide at any time not to proceed with the separation and distribution if at any time the board of directors of FNF determines, in its sole and absolute discretion, that the distribution of our common stock or the terms thereof are not in the best interests of FNF and its stockholders or that legal, market or regulatory conditions or other circumstances are such that the separation and distribution are no longer advisable at that time. If FNF’s board of directors determines to cancel the separation and distribution, stockholders of FNF will not receive any distribution of our common stock and FNF will be under no obligation whatsoever to its shareholders to distribute such shares.
FNF will be our principal shareholder following the completion of the separation and distribution and will retain significant rights with respect to our governance and certain corporate actions. In certain cases, FNF may have interests which differ from our other stockholders.
Upon completion of the separation and distribution, FNF will own approximately 85% of our outstanding common stock. As a result, FNF will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. FNF will also have sufficient voting power to approve amendments to our organizational documents.
FNF is under no obligation to sell its remaining interest in us and retains the sole discretion to determine the timing of any future sales of shares of our common stock.
FNF may decide at any time not to proceed with the separation and distribution.
Our amended and restated certificate of incorporation and our amended and restated bylaws will also include a number of provisions that may discourage, delay or prevent a change in our management or control. These provisions not only could have a negative impact on the trading price of our common stock, but could also allow FNF to delay or prevent a corporate transaction of which the public stockholders approve.
In addition, conflicts of interest may arise between FNF, as our controlling stockholder, and us. Affiliates of FNF engage in transactions with us. Further, FNF may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us, and FNF may either directly, or through affiliates, also maintain business relationships with companies that may directly compete with us. In general, FNF or its affiliates could pursue business interests or exercise their voting power as stockholders in ways that are detrimental to us but beneficial to themselves or to other companies in which they invest or with whom they have relationships. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to FNF, and they may pursue acquisition opportunities in the future that may be complementary to our business. As a result, those acquisition opportunities may not be available to us.

As a result of these relationships, the interests of FNF may not coincide with our interests or the interests of the other holders of our common stock. So long as FNF continues to control a significant amount of the outstanding shares of our common stock, FNF will continue to be able to strongly influence or effectively control our decisions, including with respect to potential mergers or acquisitions, asset sales and other significant corporate transactions.
After the separation and distribution, certain of our directors may have actual or potential conflicts of interest because of their FNF equity ownership or their current or former FNF positions.
A number of persons who currently are, or who we expect to become, our directors have been, and will continue to be, officers, directors or employees of FNF (or officers, directors or employees of affiliates of FNF) and, thus, have professional relationships with FNF’s officers, directors or employees. In addition, certain of our directors and executive officers own FNF common stock or other equity compensation awards. These relationships may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for FNF and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between FNF and us regarding the terms of the agreements governing our relationship with FNF.
Provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.
Our amended and restated certificate of incorporation and bylaws will contain, and Delaware law contains, provisions that may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our stock.
These provisions include:
•rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
•permitting our Board to issue preferred stock without stockholder approval;
•granting to the Board, and not the stockholders, the sole power to set the number of directors;
•the initial division of our Board into three classes of directors, with each class serving a staggered term;
•a provision that directors serving on a classified Board may be removed by stockholders only for cause;
•authorizing vacancies on our Board to be filled only by a vote of the majority of the directors then in office and specifically denying our stockholders the right to fill vacancies in the Board; and
•limiting stockholder action by written consent.
These provisions apply even if an offer may be considered beneficial by some stockholders.
Certain other provisions of our amended and restated certificate of incorporation and bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and the provisions could delay or prevent an acquisition that our Board determines is not in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

We will be a “controlled company” within the meaning of the NYSE rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.
After the completion of the separation and distribution, FNF will continue to control a majority of the voting power of our outstanding common stock. Accordingly, we will qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance standards, including:
•the requirement that a majority of the board consist of independent directors;
•the requirement to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•the requirement to have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors; and
•the requirement for an annual performance evaluation of the nominating and governance and compensation committees.
Following the separation and distribution, we intend to avail ourselves of some or all of these exemptions. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance rules and requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price. When we cease to qualify as a “controlled company” we will be subject to certain phase-in rules to come into compliance with applicable listing standards.
FNF or F&G may fail to perform under various transaction agreements that will be executed as part of the separation and distribution, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.
In connection with the separation and distribution, we and FNF will enter into the separation and distribution agreement and the other Transaction Agreements. The Transaction Agreements will determine the allocation of assets, rights and liabilities between the companies following the separation and distribution and will include indemnifications related to liabilities and obligations. The Corporate Services Agreement will provide for the performance of certain services by FNF for the benefit of us for a limited period of time after the separation and distribution. The reverse services agreement will provide for the performance of certain services by us for the benefit of FNF for a limited period of time after the separation and distribution. We will rely on FNF to satisfy its obligations under the Transaction Agreements. If FNF is unable to satisfy its obligations under the Transaction Agreements, including its indemnification obligations, we could incur operational difficulties or losses. Upon expiration of the Corporate Services Agreement, the services that are covered thereunder will have to be provided internally or by third parties. If we do not have agreements with other providers for these services once certain Transaction Agreements expire or terminate, we may not be able to operate our business effectively, which may have a material adverse effect on our business, financial condition or operating results.
In connection with the separation and distribution, FNF will indemnify us for certain liabilities and we will indemnify FNF for certain liabilities. If we are required to pay under these indemnities to FNF, our financial results could be negatively impacted. FNF’s indemnification of us may not be sufficient to hold us harmless from the full amount of all liabilities that will be allocated to us, and FNF may not be able to satisfy its indemnification obligations in the future.
Pursuant to the Transaction Agreements, FNF will agree to indemnify us for certain liabilities, and we will agree to indemnify FNF for certain liabilities, in certain cases for uncapped amounts, as discussed further in “Certain Relationships and Related Person Transactions.” Indemnities that we may be required to provide FNF may not be subject to any cap, may be significant and could negatively impact our business, particularly with respect to indemnities provided in the Tax Sharing Agreement. Third parties could also seek to hold us responsible for any of the liabilities that FNF has agreed to retain under the Transaction Agreements. Any amounts that we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used operating our business. Further, the indemnities from FNF may not be sufficient to protect us against the full amount of such liabilities, and FNF may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from FNF any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could have a material adverse effect on our business, financial condition or operating results.
We may have received better terms from unaffiliated third parties than the terms we receive in our agreements with FNF.
The agreements we will enter into with FNF in connection with the separation and distribution, including the Transaction Agreements, were prepared in the context of our separation from FNF while we were still a wholly owned subsidiary of FNF. Accordingly, during the period in which the terms of those agreements were prepared, we did not have an independent board of directors or a management team that was independent of FNF. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s length negotiations between unaffiliated third parties. We may have received better terms from third parties because, among other things, third parties may have competed with each other to win our business. For more information, see “Certain Relationships and Related Person Transactions.”
Insurance holding company laws generally provide that no person, corporation or other entity may acquire control of an insurance company, which is presumed to exist if a person owns, directly or indirectly, 10% or more of the voting securities of an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Persons considering an investment in our common stock should take into consideration their ownership of FNF voting securities and consult their own legal advisors regarding such laws in light of their particular circumstances.
We are subject to regulation under the insurance holding company laws of various jurisdictions. See “Regulation of F&G.” Insurance holding company laws generally provide that no person, corporation or other entity may acquire control of an insurance company, or a controlling interest in any direct or indirect parent company of an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Under the laws of each of the domiciliary states of our U.S. insurance subsidiaries, Iowa and New York, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired “control” of the company, which may consider voting securities held at both the parent company and subsidiary collectively for these purposes. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. State insurance regulators, however, may find that “control” exists in circumstances in which a person owns or controls less than 10% of the voting securities. We are and will remain following the separation and distribution a subsidiary of FNF, the common stock (its voting securities) of which trades on the NYSE. Consequently, persons considering an investment in our common stock (our voting securities) should also take into consideration their ownership of FNF voting securities and consult their own legal advisors regarding such insurance holding company laws relating to the purchase and ownership of our common stock in light of their particular circumstances.
Our amended and restated bylaws will contain an exclusive forum provision that could limit our stockholders’ ability to choose a judicial forum that they find favorable for certain disputes with us or our directors, officers, stockholders, employees or agents, and may discourage lawsuits with respect to such claims.
Our amended and restated bylaws will provide that unless the Board otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of ours to either of us or our stockholders, (iii) any action asserting a claim against us or any director, officer, stockholder, employee or agent of ours arising out of or relating to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, or (iv) any action asserting a claim against us or any director, officer, stockholder, employee or agent of ours governed by the internal affairs doctrine, in all cases subject to the court having subject matter jurisdiction and personal jurisdiction over an indispensable party named as a defendant. The amended and restated bylaws will further provide that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, therefore there is uncertainty as to whether a court will enforce the exclusive forum provision with respect to claims arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision does not apply to any actions arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These exclusive forum provisions may limit our stockholders’ ability, or make it more costly, to bring a claim in a judicial forum that they find favorable for such disputes and may discourage these types of lawsuits. Alternatively, if a court were to find the exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.
We and certain of our subsidiaries will continue to file consolidated federal income tax returns with FNF after the separation and distribution.
Following the separation and distribution, we and our eligible subsidiaries will continue to be “affiliated” with FNF for U.S. federal income tax purposes and will join in filing with FNF a consolidated federal income tax return. Pursuant to the Tax Sharing Agreement, we will periodically be obligated to make payments to FNF equal to the tax obligations of us and our subsidiaries for federal income taxes and certain state and local income taxes that are computed on a combined, consolidated or unitary method. In addition, we will be obligated to make payments to FNF for the use of certain tax attributes of FNF and its subsidiaries that are used to offset taxes by us and our subsidiaries. Certain tax attributes of us and our subsidiaries will also be available for use by FNF, for which FNF will generally be obligated to make payments to us in compensation. To the extent such tax attributes are used by FNF and its subsidiaries, they will not be available to offset taxes of us and our subsidiaries.
Risks Related to Our Common Stock
We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation and distribution, and following the separation and distribution, our stock price may fluctuate significantly.
A public market for our common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the separation and distribution. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. In addition, we cannot predict the prices at which shares of our common stock may trade after the separation and distribution.
Similarly, we cannot predict the effect of the separation and distribution on the trading price of our common stock. After the distribution, FNF’s common stock will continue to be listed and traded on the NYSE under the symbol “FNF.” Subject to the consummation of the separation and distribution, we expect our common stock to be listed and traded on the NYSE under the symbol “FG.” The combined trading prices of the shares of our common stock and FNF common stock after the separation and distribution, as adjusted for any changes in the combined capitalization of these companies, may not equal or exceed the trading prices of FNF’s common stock prior to the separation and distribution.
Many factors could cause the market price of our common stock to rise and fall, including the following:
•our business profile and market capitalization may not fit the investment objectives of FNF’s current stockholders, causing a shift in our investor base, and our common stock may not be included in some indices in which FNF’s common stock is included, causing certain holders to sell their common stock;

•our announcements or our competitors’ announcements regarding new products or services, significant contracts, acquisitions or strategic investments;
•fluctuations in our quarterly or annual financial results or the quarterly or annual financial results of companies perceived to be similar to us;
•the failure of securities analysts to cover our common stock after the separation and distribution;
•actual or anticipated fluctuations in our operating results;
•changes in earnings estimates or recommendations by securities analysts or our ability to meet those estimates;
•the operating and stock price performance of other comparable companies;
•investors’ general perception of us and our industry;
•changes to the regulatory and legal environment under which we operate;
•changes in general economic and market conditions;
•changes in industry conditions;
•changes in regulatory and other dynamics; and
•the other factors described in this “Risk Factors” section and elsewhere in this Information Statement.
In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if successfully defended, could be costly to defend and a distraction to management.
If we are unable to implement and maintain the effectiveness of our internal control over financial reporting, our investors may lose confidence in the accuracy and completeness of our financial reports, which could adversely affect our stock price.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the consummation of the separation and distribution, our management will be required to report on the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to our internal control over financial reporting to conclude such controls are effective. If we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investor confidence and our stock price could decline.
Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of NYSE rules, and result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect the price of our common stock.

Substantial sales of our common stock may occur in connection with or following the distribution, which could cause our stock price to be volatile and to decline.
Any sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, in connection with the distribution or otherwise, could cause the market price of our common stock to decline. These sales also could impede our ability to raise future capital. Upon completion of the distribution, we expect that we will have an aggregate of approximately 125 million shares of our common stock issued and outstanding on [●], 2022. These shares will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. We cannot predict the size of future sales of shares of our common stock in the open market following the distribution or the effect, if any, that such future sales, or the perception that such sales may occur, would have on the market price of our common stock. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.
We cannot guarantee the timing, amount or payment of dividends on our common stock in the future.
We expect to pay regular quarterly dividends in the future. However, there can be no assurance we will be able to pay such dividends. The payment and amount of any future dividend will be subject to the sole discretion of our post-distribution board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our Board may deem relevant, and there can be no assurance that we will continue to pay a dividend in the future. See “Dividend Policy.”
Your percentage of ownership in F&G may be diluted in the future.
In the future, your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we may be granting to our directors, officers and employees. Such awards may have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional options or other stock-based awards to our employees under our employee benefits plans.
In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock.”
No vote of the FNF shareholders is required in connection with the separation and distribution. As a result, if you do not want to receive our common stock in the distribution, your sole recourse will be to divest yourself of your FNF common stock prior to or on the distribution date.
No vote of FNF shareholders is required or being sought in connection with the distribution. Accordingly, if you do not want to receive our common stock in the distribution, your only recourse will be to divest yourself of your FNF common stock prior to or on the distribution date. You may also choose to divest shares of our common stock you receive in the distribution following the distribution.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
This information statement and other materials that F&G has filed or will file with the SEC contains information that includes or is based upon forward-looking statements that are intended to enhance the reader’s ability to assess our future financial and business performance.
Some of the forward-looking statements can be identified by the use of terms such as “believes”, “expects”, “may”, “will”, “should”, “could”, “seeks”, “intends”, “plans”, “estimates”, “anticipates” or other comparable terms. However, not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not related to present facts or current conditions or that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our consolidated results of operations, financial condition, liquidity, prospects and growth strategies and the industries in which we operate and including, without limitation, statements relating to our future performance.
Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that our actual consolidated results of operations, financial condition and liquidity, and industry development may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our consolidated results of operations, financial condition and liquidity, and industry development are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors could cause actual results to differ materially from those contained in or implied by the forward-looking statements, including the risks and uncertainties discussed in “Risk Factors”. Factors that could cause actual results to differ from those reflected in forward-looking statements relating to our operations and business include:
•general economic conditions and other factors, including prevailing interest and unemployment rate levels and stock and credit market performance;
•natural disasters, public health crises, international tensions and conflicts, geopolitical events, terrorist acts, labor strikes, political crises, accidents and other events;
•concentration in certain states for distribution of our products;
•the impact of interest rate fluctuations;
•equity market volatility;
•credit market volatility or disruption;
•the impact of credit risk of our counterparties;
•volatility or decline in the market price of our common stock could impair our ability to raise necessary capital;
•changes in our assumptions and estimates regarding the amortization of our deferred acquisition costs, deferred sales inducements and value of business acquired balances;
•changes in our methodologies, estimates and assumptions regarding our valuation of investments and the determinations of the amounts of allowances and impairments;
•changes in our valuation allowance against our deferred tax assets, and restrictions on our ability to fully utilize such assets;
•the accuracy of management’s reserving assumptions;
•regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) underwriting of insurance products and regulation of the sale, underwriting and pricing of products, and minimum capitalization and statutory reserve requirements for insurance companies, or the ability of our insurance subsidiaries to make cash distributions to us (including dividends or payments on surplus notes those insurance subsidiaries issue to us);
•the ability to maintain or obtain approval of the Iowa Insurance Division (“IID”), New York State Department of Financial Services (“NYDFS”) and other regulatory authorities as required for our operations and those of our insurance subsidiaries;
•the impact of fiduciary standards on us and on our products, distribution and business model;
•changes in the federal income tax laws and regulations which may affect the relative income tax advantages of our products;
•changes in tax laws which affect us and/or our shareholders;
•the impact on our business of new accounting rules or changes to existing accounting rules;
•our potential need and our insurance subsidiaries’ potential need for additional capital to maintain our and their financial strength and credit ratings and meet other requirements and obligations;
•our ability to successfully acquire new companies or businesses and integrate such acquisitions into our existing framework;
•the impact of potential litigation, including class action litigation;
•our ability to protect our intellectual property;
•our ability to maintain effective internal controls over financial reporting;
•the impact of restrictions in our debt instruments on its ability to operate its business, finance its capital needs or pursue or expand its business strategies;
•our ability and our insurance subsidiaries’ ability to maintain or improve financial strength ratings;
•the performance of third parties including third-party administrators, investment managers, independent distributors, underwriters, actuarial consultants and other outsourcing relationships;
•the loss of key personnel;
•interruption or other operational failures in telecommunication, information technology and other operational systems, or a failure to maintain the security, integrity, confidentiality or privacy of sensitive data residing on such systems;
•our exposure to unidentified or unanticipated risk not adequately addressed by our risk management policies and procedures;
•the impact on our business of natural and man-made catastrophes, pandemics, and malicious and terrorist acts;
•our ability to compete in a highly competitive industry;
•our ability to attract and retain national marketing organizations and independent agents;
•our subsidiaries’ ability to pay dividends to us; and
•the other factors discussed in “Risk Factors” beginning on page 8 of this Information Statement.
Consequently, any forward-looking statements should be regarded solely as F&G’s current plans, estimates and beliefs and are based on management’s beliefs and assumptions about the businesses in which F&G competes, global and domestic economic conditions and other factors. F&G does not intend, and will not undertake any obligation, to update any forward-looking statements to reflect future events or circumstances or changed assumptions after the date of such statements.
You should review carefully the section captioned “Risk Factors” in this Information Statement to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

THE SEPARATION AND DISTRIBUTION
Overview
On March 14, 2022, FNF’s Board of Directors approved the F&G Distribution. FNF intends to retain control of F&G through their approximate 85% ownership stake. The proposed F&G Distribution is intended to be structured as a taxable dividend to FNF shareholders and is subject to various conditions including the final approval of FNF’s Board of Directors, the effectiveness of appropriate filings with the SEC, and any applicable regulatory approvals. The record date and distribution settlement date will be determined by FNF’s Board of Directors prior to the distribution. Upon completion of the F&G Distribution, FNF’s shareholders as of the record date are expected to own stock in both publicly traded companies. The proposed F&G Distribution is targeted to be completed early in the fourth quarter of 2022. However, there can be no assurance regarding the timeframe for completing the F&G Distribution or that the conditions of the F&G Distribution will be met. The separation will be effected pursuant to a separation and distribution agreement between FNF and F&G (the “Separation and Distribution Agreement”).
At 12:01 a.m., EDT, on [●], 2022, the distribution date, each FNF shareholder will receive [●] shares of F&G common stock for every [●] share[s] of FNF common stock held at [5:00 p.m.] EDT on the record date for the distribution, as described below. You will not be required to make any payment, surrender or exchange your FNF common stock or take any other action to receive your shares of F&G’s common stock in the distribution. The distribution of F&G’s common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “Conditions to the Separation and Distribution Agreement.”
Rationale for the Separation and Distribution
The FNF board of directors believes that separation of the annuities and life insurance related businesses from the remainder of FNF is in both companies’ best interest for a number of reasons, including the following:
Unlock the Value of Two Industry Leading Businesses
FNF believes that the separation will result in the creation of shareholder value because, among other things, the trading value of FNF’s and F&G’s common stock in the aggregate would exceed the trading value of the existing FNF common stock, although there can be no assurance that this will occur. The separation is expected to provide greater transparency for investors, resulting in more focus and attention by the investment community on the F&G business.
Distinct Investment Identities
The separation is intended to create two distinct and compelling investment opportunities for investors based on individually unique operating models and associated track records of successful performance. It also provides investors with enhanced insight into each company’s distinct value drivers and simplified financial reporting to more accurately assess and value performance of each individual business.
Formation of F&G
F&G was incorporated in Delaware on August 7, 2020, for the purpose of holding the businesses of FGL Holdings. FGL Holdings was a publicly traded provider of annuity and life insurance products.
When and How You Will Receive the Distribution
With the assistance of CST, FNF expects to distribute F&G common stock at 12:01 a.m., EDT, on [●], 2022, the distribution date, to all holders of outstanding FNF common stock as of [5:00 p.m.] EDT on [●], 2022, the record date for the distribution. CST will serve as the distribution agent in connection with the distribution, and the transfer agent and registrar for F&G common stock.
If you own FNF common stock as of [5:00 p.m.] EDT on the record date for the distribution, the shares of F&G common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, CST will then mail you a direct registration account statement that reflects your shares of F&G common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell FNF common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of F&G common stock in the distribution.
Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your FNF common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of F&G’s common stock that have been registered in book-entry form in your name.
Most FNF shareholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name,” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your FNF common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the F&G common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.
Transferability of Shares You Receive
Shares of F&G common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be F&G affiliates. Persons who may be deemed to be F&G affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with F&G, which may include certain F&G executive officers, directors or principal shareholders, including FNF. Securities held by F&G affiliates will be subject to resale restrictions under the Securities Act. F&G affiliates will be permitted to sell shares of F&G common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.
Number of Shares of F&G Common Stock You Will Receive
For every [●] share[s] of FNF common stock that you own at [5:00 p.m.] EDT on [●], 2022, the record date for the distribution, you will receive [●] share[s] of F&G common stock on the distribution date. F&G will not issue fractional shares of its common stock in the distribution. Fractional shares that you and other FNF shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional shares such holder would otherwise have been entitled to receive) to those shareholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable, for U.S. federal income tax purposes, to the recipient FNF shareholders.
Treatment of Equity-Based Compensation
Outstanding FNF equity awards held by F&G employees will remain outstanding following the effective time of the separation and will otherwise be subject to the same terms and conditions that applied immediately prior to the separation. Each outstanding FNF restricted share and restricted share unit as of the record date of the distribution will be adjusted in a manner intended to preserve the value of the original FNF equity award as measured immediately before and immediately after the separation. Such adjusted FNF equity awards will otherwise be subject to the same terms and conditions that applied to the original FNF equity awards immediately prior to the separation. F&G expects that certain F&G employees will be eligible to receive grants of equity awards based on shares of F&G common stock following the separation and distribution and in the ordinary course of business in connection with future compensation cycles.

Results of the Distribution
After its separation from FNF, F&G will be a publicly traded company listed on the NYSE. The actual number of shares to be distributed will be determined at [5:00 p.m.] EDT on [●], 2022, the record date for the distribution, and will reflect any exercise of FNF options between the date FNF’s board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of FNF common stock or any rights of FNF shareholders.
F&G will enter into a Separation and Distribution Agreement and other related agreements with FNF before the distribution to effect the separation and provide a framework for F&G’s relationship with FNF after the separation. These agreements will govern the relationship between FNF and F&G after the separation, including with respect to certain services provided by FNF and F&G, respectively. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”
Market for F&G’s Common Stock
There is currently no public trading market for F&G’s common stock. F&G is seeking to list its common stock on the NYSE under the symbol “FG,” subject to its being in compliance with all applicable listing standards on the date it begins trading on the NYSE. F&G intends to satisfy all the requirements for that listing. F&G has not and will not set the initial price of its common stock. The initial price will be established by the public markets.
F&G cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the separation, of the shares of F&G common stock that each FNF shareholder will receive in the distribution and the FNF common stock held at the record date for the distribution may not equal the “regular-way” trading price of an FNF share immediately prior to the separation. The price at which F&G common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for F&G common stock will be determined in the public markets and may be influenced by many factors. Many factors could cause the market price of our common stock to rise and fall, including the following:
•we may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may materially adversely affect our business, financial condition or operating results;
•the combined post-separation value of F&G and FNF common stock may not equal or exceed the pre-separation value of FNF common stock;
•although we have past history of operating as a public company, and our historical financial information is not necessarily representative of the results that we would have achieved as a publicly traded company and may not be a reliable indicator of our future results;
•FNF will be our principal shareholder following the completion of the separation and distribution and will retain significant rights with respect to our governance and certain corporate actions and in certain cases, FNF may have interests which differ from other shareholders of F&G;
•after the separation and distribution, certain of our directors may have actual or potential conflicts of interest because of their FNF equity ownership or their current or former FNF positions;
•provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock;
•we will be a “controlled company” within the meaning of the NYSE rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements and you will not have the same protections afforded to shareholders of companies that are subject to such requirements;
•if we are unable to implement and maintain the effectiveness of our internal control over financial reporting, our investors may lose confidence in the accuracy and completeness of our financial reports, which could adversely affect our stock price;

•we cannot be certain that an active trading market for our common stock will develop or be sustained after the separation and distribution, and following the separation and distribution, our stock price may fluctuate significantly;
•substantial sales of our common stock may occur in connection with the distribution or thereafter, which could cause our stock price to be volatile and to decline;
•we cannot guarantee the timing, amount or payment of dividends on our common stock in the future;
•your percentage of ownership in F&G may be diluted in the future; and
•the other factors described in this “Risk Factors” section and elsewhere in this information statement. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if successfully defended, could be costly to defend and a distraction to management. See “Risk Factors — Risks Related to F&G’s Common Stock.”
Incurrence of Debt
F&G [anticipates] having approximately $[●] of indebtedness upon completion of the separation, including $[●] million of its [●]% senior notes due [●]. F&G anticipates contributing the proceeds of the Senior Notes Offering to F&G’s operating subsidiaries in order to increase statutory capital and support the growth of AUM. On June 24, 2022, FNF exchanged F&G’s existing $400 million intercompany note for F&G common stock. For more information on F&G’s debt financing, see “Description of Other Indebtedness.”
Trading Between the Record Date and Distribution Date
Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, FNF expects that there will be two markets in FNF common stock: a “regular-way” market and an “ex-distribution” market. FNF common stock that trades on the “regular-way” market will trade with an entitlement to F&G common stock distributed pursuant to the separation. FNF common stock that trades on the “ex-distribution” market will trade without an entitlement to F&G common stock distributed pursuant to the distribution. Therefore, if you sell FNF common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive F&G common stock in the distribution. If you own FNF common stock at [5:00 p.m.] EDT on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of F&G common stock that you are entitled to receive pursuant to your ownership as of the record date of the FNF common stock.
Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, F&G expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for F&G common stock that will be distributed to holders of FNF common stock on the distribution date. If you owned FNF common stock at [5:00 p.m.] EDT on the record date for the distribution, you would be entitled to F&G common stock distributed pursuant to the distribution. You may trade this entitlement to shares of F&G common stock, without the FNF common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to F&G common stock will end, and “regular-way” trading will begin.
Conditions to the Separation and Distribution Agreement
The transactions contemplated by the Separation and Distribution Agreement are subject to the satisfaction or waiver of the following conditions:
•each of FNF and F&G shall have performed in all material respects its respective covenants and agreements contained in the Separation and Distribution Agreement to be performed at or prior to the separation and distribution closing;

•there being no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority in effect enjoining, restraining, preventing or prohibiting consummation of any of the transactions contemplated by the Separation and Distribution Agreement or making the consummation of any such transactions illegal;
•the SEC shall have declared effective the registration statement of which this information statement forms a part and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;
•the shares of F&G common stock to be distributed shall have been accepted for listing on the NYSE, subject to official notice of distribution;
•each of FNF and F&G shall have delivered certain deliverables as contemplated by the Separation and Distribution Agreement, including the other Transaction Agreements; and
•no other events or developments shall exist or shall have occurred that, in the judgment of the board of directors of FNF, in its sole and absolute discretion, make it inadvisable to effect the separation, the distribution or the transactions contemplated by the Separation and Distribution Agreement or any other Transaction Agreement.
FNF will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the separation and distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio. FNF will also have sole discretion to amend or terminate the distribution at any time. FNF does not intend to notify its shareholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, FNF’s board of directors might consider material such matters as significant changes to the distribution ratio or the allocation of the assets and liabilities of FNF in the separation. To the extent that FNF’s board of directors determines that any modifications by FNF materially change the material terms of the distribution, FNF will notify FNF’s shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this Information Statement.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION TO U.S. HOLDERS
The following discussion is a summary of the anticipated material U.S. federal income tax consequences of the distribution of F&G common stock to U.S. Holders (as defined below) of FNF shares that hold those FNF shares as capital assets (generally, property held for investment purposes). This discussion is based on the Code, applicable Treasury Regulations thereunder, judicial and administrative interpretations and court decisions as in effect as of the date of this Information Statement, all of which may change, possibly with retroactive effect, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of FNF shares that is, for U.S. federal income tax purposes, (i) an individual that is either a citizen or resident of the United States, (ii) a corporation (or other entity that is treated as a corporation) that is created or organized in or under the laws of the United States, or any State thereof, or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or if the trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes.
This discussion does not apply to holders subject to special rules, including persons who are not U.S. Holders, as well as brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, regulated investment companies, banks, thrifts and other financial institutions, tax-exempt entities, persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively at least 10% of the shares of FNF common stock by vote or value, persons that hold an interest in an entity that holds FNF shares or will hold F&G common stock, persons that hold FNF shares or will hold F&G common stock as part of a hedging, integration, conversion or constructive sale transaction or a straddle or other integrated transaction, persons that acquired their shares of FNF common stock through the exercise of an employee stock option or otherwise as compensation, U.S. expatriates or persons whose functional currency is not the U.S. dollar.
This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. Each holder should consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the distribution.
If a partnership or other pass-through entity or arrangement holds shares of FNF common stock, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder in such partnership or other pass-through entity or arrangement will generally depend on the status of that person and activities of that person and the partnership or other pass-through entity or arrangement. A partnership or other pass-through entity or arrangement holding shares of FNF common stock, and a partner, beneficiary or other stakeholder in such partnership or other pass-through entity or arrangement should consult its own tax advisor with regard to the U.S. federal income tax treatment of the distribution.
We strongly urge each FNF shareholder to consult its own tax advisor to determine the shareholder’s particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the distribution.
U.S. Federal Income Tax Consequences to FNF
The distribution of F&G common stock will be treated as a taxable disposition by FNF for U.S. federal income tax purposes. FNF will generally recognize gain, but not loss, for U.S. federal income tax purposes equal to the excess of the fair market value of the distributed F&G common stock on the distribution date over FNF’s adjusted tax basis in the distributed F&G common stock. Gain recognized by FNF will generally increase FNF’s current earnings and profits for U.S. federal income tax purposes, which, as discussed below, will be relevant to the treatment of the distribution to holders of shares of FNF common stock.

U.S. Federal Income Tax Consequences to U.S. Holders
The distribution of F&G common stock will be treated as a taxable distribution for U.S. federal income tax purposes. An amount equal to the fair market value on the distribution date of F&G common stock received by a U.S. Holder (plus any cash received in lieu of fractional shares) will generally be treated as a taxable dividend to the extent of such U.S. Holder’s allocable portion of FNF’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution received by the U.S. Holder exceeds the U.S. Holder’s allocable portion of FNF’s current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its shares of FNF common stock, and thereafter as capital gain, which will be long-term capital gain if the U.S. Holder’s holding period for its shares of FNF common stock exceeds one year at the time of the distribution. Dividend income realized by individuals and certain other non-corporate U.S. Holders will generally be subject to taxation at the preferential rates applicable to long-term capital gains, provided applicable holding period requirements are met and certain other conditions are satisfied. Dividend income realized by U.S. Holders that are U.S. corporations will generally qualify for the dividends received deduction, provided that applicable holding period requirements are met and certain other conditions are satisfied.
Dividends that exceed certain thresholds in relation to a U.S. Holder’s tax basis in shares of FNF common stock could be characterized as “extraordinary dividends” under the Code. Certain non-corporate U.S. Holders who receive an extraordinary dividend will generally be required to treat any losses on the sale of shares of FNF common stock as long-term capital losses to the extent any such extraordinary dividends received by them with respect to their shares qualify for the preferential rates applicable to long-term capital gains. If a corporate U.S. Holder that has held shares of FNF common stock for two years or less before the dividend announcement date receives an extraordinary dividend, such holder will generally be required to reduce its tax basis in its shares of FNF common stock with respect to which such dividend was made by the non-taxed portion of such dividend (generally, an amount equal to the dividends received deduction). If the amount of the reduction exceeds the U.S. Holder’s tax basis in such shares of FNF common stock, the excess is treated as taxable gain.
In general, gain or loss will be recognized upon a sale or other disposition of shares of F&G common stock. The amount of such gain or loss will be the difference between the amount received in exchange for the shares of F&G common stock and the U.S. Holder’s adjusted basis in such shares. Following the distribution, a U.S. Holder will have an initial tax basis in the shares of F&G common stock equal to the fair market value on the distribution date of such shares and a new holding period that begins on the day of the distribution. Such gain or loss will generally be treated as capital gain or loss if the U.S. Holder held such shares as capital assets and will generally be long-term capital gain if the U.S. Holder’s holding period for its F&G common stock exceeds one year at the time of the sale.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to the shareholder, the shareholder’s name and address, and the amount of tax withheld, if any. A similar report will be sent to the shareholder. Payments of dividends on shares of FNF common stock (including cash received in lieu of fractional shares) may be subject to additional information reporting and backup withholding at a current rate of 24% unless the shareholder: provides their correct taxpayer identification number (employer identification number or Social Security number) to the distribution agent or establishes an exemption from backup withholding and complies with applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

DIVIDEND POLICY
We intend to pay quarterly cash dividends on our common stock at an initial aggregate amount of $[●] million per year, although any declaration of dividends will be at the discretion of F&G’s board of directors and will depend on our financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by Delaware law, general business conditions and any other factors that F&G’s board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends.
Delaware law requires that dividends be paid only out of “surplus,” which is defined as the fair market value of our net assets, minus our stated capital, or out of the current or the immediately preceding year’s earnings. F&G is a holding company and has no direct operations. All of our business operations are conducted through our subsidiaries. Any dividends we pay will depend upon the funds legally available for distribution, including dividends or distributions from our subsidiaries to us. The states in which our insurance subsidiaries are domiciled impose certain restrictions on our insurance subsidiaries’ ability to pay dividends to their parent companies. These restrictions are based in part on the prior year’s statutory income and surplus, as well as earned surplus. Such restrictions, or any future restrictions adopted by the states in which our insurance subsidiaries are domiciled, could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable by our subsidiaries without affirmative approval of state regulatory authorities. See “Risk Factors—Risks Relating to Our Indebtedness and Financing—We are a holding company and depend on distributions from our subsidiaries for cash.”

CAPITALIZATION
The following table sets forth our actual capitalization as of June 30, 2022.
This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Summary Historical Consolidated Financial Information” as well as our Consolidated Financial Statements and notes included elsewhere in this Information Statement.

June 30, 2022
Actual
(In millions)
Cash and cash equivalents	$992
Indebtedness:
Notes payable (aggregate principal amount)	$550
Equity:
F&G common stock, $0.001 par value; authorized 500,000,000 shares; outstanding of 125,000,000; issued of 125,000,000	—
Additional paid-in-capital	3,157
Retained earnings	1,467
Accumulated other comprehensive loss	(2,130)
Total equity	2,494
Total capitalization (1)	$3,044
_______________
(1) Total capitalization is defined as Total equity plus Notes payable

BUSINESS
Introductory Note
The following describes the business of F&G Annuities & Life, Inc. and its subsidiaries. Except where otherwise noted, all references to “we,” “us,” “our,” the “Company,” or “F&G” are to F&G Annuities & Life, Inc. and its subsidiaries, taken together.
Overview
Founded in 1959, F&G is a leading provider of insurance solutions serving retail annuity and life customers as well as institutional clients. Our mission is to help people turn their aspirations into reality and, as of June 30, 2022, F&G has approximately 594,000 policyholders who count on the safety and protection our fixed annuity and life insurance products provide.
Through our insurance subsidiaries, including FGL Insurance and FGL NY Insurance, we market a broad portfolio of annuities, including FIAs and MYGAs and PRT solutions, as well as IUL insurance and institutional funding agreements.
We were acquired on June 1, 2020, by FNF. We benefited from immediate financial strength ratings upgrades following the acquisition; S&P and Fitch upgraded us to A-, A.M. Best affirmed at A-, and Moody’s upgraded to Baa1. These upgrades, valued by our distribution partners, positioned us to quickly expand our business in our existing channels and gain access to new markets. In the first full year of ownership, we more than doubled sales from $4.5 billion in 2020 to $9.6 billion in 2021 and did so profitably. With our success in expanding distribution under FNF’s ownership, we have grown assets under management from $26.5 billion at the time of acquisition to $40.3 billion as of June 30, 2022. We now operate in and source significant premiums from five distinct channels, versus a single channel prior to the acquisition by FNF in June of 2020. For a discussion of the five distinct channels, see “We Play in Large and Growing Markets” and “Our Retail Distribution Channels” within this section of the Information Statement.
We believe the strength of our balance sheet provides confidence to our policyholders and business partners and positions us for continued growth. Our invested assets comprise what we believe to be a highly rated and well diversified portfolio. As of June 30, 2022, 92% of our fixed maturity securities were rated NAIC 1 or NAIC 2, the two highest credit rating designations under the NAIC’s criteria. These assets are managed against what we believe to be prudently underwritten liabilities. We have in-force liabilities of $38.7 billion at June 30, 2022, with a liability duration of 6 years, well matched to our assets. For the six months ended June 30, 2022, Net earnings attributable to common shareholders was $466 million, we produced ANE of $210 million, and we had an adjusted ROA of 110 basis points. We are focused on growing our in-force liabilities and AUM, driven by sales of attractively priced liabilities, including fixed indexed annuities, fixed rate annuities, indexed universal life, funding agreements, and pension risk transfer.
As of June 30, 2022, we had $2.5 billion of total F&G equity and $4.6 billion of total F&G shareholders’ equity excluding AOCI. FGL Insurance maintained a U.S. RBC ratio of 451%, 415% and 452% in 2021, 2020 and 2019, respectively. FGL Insurance expects to maintain its U.S. RBC ratio at or above our target of 400%. Going forward, we intend to fund our continued growth through strong and growing statutory earnings, reinsurance programs, and unused debt capacity.
The transaction – F&G Dividend Distribution (the “F&G Distribution” or “Partial Spin-off”)
On March 16, 2022, FNF announced its intention to partially spin off F&G through a dividend to FNF shareholders. FNF has publicly stated that it intends to maintain majority ownership and continue to benefit from F&G’s consistent earnings and growth prospects, and has articulated its belief the market has not fully realized the value of F&G as a wholly owned subsidiary of FNF due to the diverging natures of the title and life insurance businesses. FNF and F&G believe that the spin-off creates an opportunity to realize shareholder value for both FNF’s and F&G’s businesses.

FNF will distribute, on a pro rata basis, approximately 15% of the common stock of its wholly owned subsidiary, F&G. The purpose of the distribution is to enhance and more fully recognize the overall market value of each company. F&G intends to have F&G common stock publicly listed and traded on the New York Stock Exchange under the ticker symbol “FG”. FNF will continue to trade under the ticker symbol “FNF” on the New York Stock Exchange following the Partial Spin-off.
FNF’s board of directors approved the distribution on March 14, 2022. The Partial Spin-off is structured as a taxable dividend to FNF shareholders and is targeted to be completed in the early fourth quarter of 2022. Upon completion of the F&G Distribution, FNF shareholders as of the record date of the distribution will own stock in both publicly traded companies; in addition to their FNF common stock, FNF shareholders as of the record date of the distribution will receive a taxable dividend of approximately 15% of F&G common stock in the aggregate. FNF will retain control of F&G through ownership of approximately 85% of F&G common stock and continue to benefit from F&G’s growth.
The transaction is subject to various conditions including the final approval by the FNF board of directors, filing and effectiveness of a Form 10 registration statement under the Exchange Act, and any applicable regulatory approvals. The record date and distribution settlement date will be determined by FNF’s board of directors prior to the distribution. The separation will be effected pursuant to a separation and distribution agreement between FNF and F&G (the “Separation and Distribution Agreement”).
Please see “Risk Factors — Risks Related to the Separation and Distribution”. FNF will be F&G’s principal shareholder following the completion of the separation and distribution and will retain significant rights with respect to our governance and certain corporate actions. Following the separation and distribution, we will continue to receive services from FNF through a Corporate Services Agreement and will continue to provide services to FNF through a Reverse Corporate Services Agreement. In certain cases, FNF may have interests which differ from other stockholders of F&G.
Our Strategy
Through a diversification growth strategy, F&G has demonstrated profitable, CAGRs in sales of 56%, AUM of 18%, and ANE of 17%, for the two-year period 2019 to 2021 and, more recently, annual increases in sales of 31%, AUM of 27%, and ANE of 24%, for the six month period ended June 30, 2022, as compared to the prior year. We have expanded our business in our traditional channels, and entered new markets. With this strategy, we will continue to deliver stable ROA driven by asset growth and increasing margins from scale as well as expansion into higher-margin, less capital-intensive products. We are positioned to accomplish our goals through the following areas of strategic focus:
•Targeting large and growing markets. The opportunity for our core annuity products remains significant, as policyholders seek to add safety and certainty to their retirement plans. Our investments in life insurance products allows us to penetrate the underserved middle market, which addresses the needs of many of our cultural communities. And as corporations continue to de-risk their pension funds, our buyout solutions can guarantee pension-holders the lifetime benefits they need and want. Finally, we continue to attract strong institutional annuity buyers with funding agreements. F&G is a national leader in the markets we play in, and demographic trends provide tailwinds and significant room to continue growing.
•Superior ecosystem. Our business model gives us a sustainable competitive advantage. We have strong and long-standing relationships with a diverse network of distributors, a durable investment edge through our Blackstone partnership, a scalable administrative platform, and a track record of attracting and retaining top talent.
•Consistent track record of success. F&G’s deep and experienced management team has successfully diversified products and channels in recent years and demonstrated our ability to deliver consistent top line growth, increase assets under management and generate steady spreads and ROA across varying market cycles.

•F&G dividend distribution will unlock value. Investors will be able to invest directly in F&G to capitalize on the earnings and cash flow potential of our in-force book, as well as the upside potential of our new business platforms. F&G will continue to reap the benefits that come from our majority ownership by FNF. We view the Partial Spin-off as a vote of confidence for our business, and anticipate that the transition to being a public company will help to reinforce the value of F&G.
Our Sources of Competitive Advantages
Our business model is strong and positions us to capitalize on the growth prospects in our addressable markets.
•Trusted by distributors. We have long-standing relationships with a broad range of distributors representing more than 72,000 independent agents and financial advisors, and built on our reputation for transparency and a consistently competitive product portfolio. We offer fixed annuities and life insurance products through a network of 17 leading banks and broker dealers and approximately 270 Independent Marketing Organizations (“IMOs”) that provide back-office support for thousands of independent insurance agents.
•Winning in high-growth markets. The U.S. retirement and middle markets are growing, and we are both well-established and well-positioned for continued growth. Our strategic alignment with our distribution partners allows us to reach a diverse, growing and underserved middle market demographic in both our retail and institutional channels.
•Durable investment management edge. Our strategic partnership with Blackstone provides a sustained competitive advantage for our business. Blackstone and its affiliate BIS partners with our strategic investment office to deeply understand our liability profile when making asset allocation decisions and then originates unique investment opportunities not traditionally available to insurers. These investments allow us to enter higher-margin lines and create the potential to disintermediate investment banks in credit origination.
•Clean and profitable in-force book. As a life insurer, we generate spread earnings based on our assets under management and over the lifetime of the liabilities in place. Our disciplined new business underwriting process provides us with stable liabilities, primarily in products that reset annually, which has allowed us to achieve consistently attractive lifetime returns. Approximately 90% of our $28.5 billion fixed indexed and fixed rate annuities account value are surrender-charge protected and our asset and liability cash flows are well matched.
•Track record of attracting top talent. F&G’s management team and nearly 750 employees have a record of long-term success and have delivered impressive results in the last few years. Our commitment to our cultural values is the cornerstone of our success, whereby F&G is a company of individuals who believe in the power of partnerships, encourage innovation and creativity, and are transparent about decisions while delivering on their commitments. This is borne out by consistently being recognized as an employer of choice as well as an involuntary turnover rate that is well below that of other financial services companies. We believe our flexible, employee-centric return to work approach will continue to position us as an employer of choice.
•Clear governance structure. We have a disciplined approach for considering new lines of business to enter, the appropriate product/channel mix for achieving our targeted new business profitability, and the management of our capital and in-force liabilities. Further, we target and pursue opportunities that leverage our strengths.
We Play in Large and Growing Markets
We are in the midst of an age wave, with 10,000 Baby Boomers retiring each day through 2029. Today’s retirees face unique challenges: guaranteed income traditionally provided by pensions is going away, requiring retirees to rely solely on their personal assets; for many, Social Security income is not enough and the value of Certificates of Deposit (“CDs”), once a reliable source of income, has eroded; finally, today’s retirees must plan for a retirement that could last 30 or 40 years, weathering the ups and downs of the markets along the way. Insurance solutions can simplify retirement planning through features that generate more accumulation than traditional fixed income vehicles and generate more (and guaranteed) retirement income than traditional strategies.
The U.S. retirement market opportunity is vast and comprised of the $2.3 trillion U.S. consumer savings market, the $600 billion CD market and the $354 billion retail life and annuities market. While insured products are designed to effectively serve the needs of retirees, annuities and life insurance solutions continue to be underutilized. We believe middle market consumers, in particular, lack the guidance they need and want and can benefit greatly from insurance solutions.
Until recently, F&G distributed our flagship annuity and life insurance products solely through our longstanding IMO relationships. In mid-2020, we expanded into the bank and broker dealer channels to broaden our reach and capture share of the personal savings and CDs markets. Our entry into these channels was successful, resulting in $1 billion in new business within the first ten months. Annuity sales through the bank and broker dealer channels were $1.7 billion for the full year ended December 31, 2021 and $1.5 billion for the six months ended June 30, 2022. The 17 banks and broker dealers we work with account for 41% of all annuity sales. F&G ranks: (i) 3rd and 10th in FIA sales in the IMO and bank channels and 6th in FIA industry sales; (ii) 2nd and 7th in MYGA sales in the broker dealer and bank channels and 8th in MYGA industry sales; and (iii) 7th in IUL sales in the IMO channel, 4th in the number of IUL policies sold and 8th in IUL industry sales, in each case, for the first quarter of 2022, as sourced from Wink’s Sales and Market Report.
We successfully expanded into new retail channels and diversified our annuity distribution, yet not at the expense of our traditional IMO channel. Over the same period, we grew our IMO channel sales by 16% in the full year 2021, above and beyond the industry’s 14%, and by 2% for the six months ended June 30, 2022, as compared to the prior year.
We continue to invest in our life insurance business, focusing our approach to meet the needs of the underserved middle market which we reach largely through Network Marketing Groups (“NMGs”). The Middle Market segment is the largest in 2019, at 37% of households. NMGs are unique and growing, recruiting members of diverse communities for careers in insurance and penetrating cultural segments. NMGs have proven to be one of our most cost-efficient distribution channels, in large part because they tend to work with a smaller number of strategic product providers. This has allowed us to build deep and lasting relationships with both the NMGs and the agents. Since 2018, largely due to our NMG strategy, F&G’s IUL sales growth has far outpaced the industry, with a three-year combined annual growth rate of 46% compared to the industry’s 3.4%. This makes F&G the fastest growing IUL company of the top 20 IUL sellers in the market. Untapped opportunities remain in this channel, particularly among younger and more diverse demographics. The life insurance protection gap has widened to $23.4 trillion, which is equivalent to over 60% of the current in-force individual life insurance. Hispanics, the second largest ethnic group behind Caucasians, have the largest uninsured population among adults at 40%, representing significant opportunity for us to serve this market. We purchased a 30% minority ownership stake in Freedom Equity Group (“FEG”) in October 2021. FEG is a nearly 4,000 agent strong NMG that focuses on cultural markets including Mexican-American, Hmong, Laotian, Filipino, Burmese, Congolese-American, Samoan, African-American, Thai and Vietnamese. While we will look to additional opportunities of ownership in cultural markets that will allow us to own more components of the value chain and drive future success of the business, we have no additional finalized agreements at this time.
In 2021, F&G entered two institutional business lines to further diversify our sources of revenue. Our competitive asset management advantage through Blackstone allows us to have very competitive offerings in our spread lending products as well as in the PRT market, while still meeting our internal pricing targets.
•We now offer the proven ability to originate FABN, a $140 billion market. Our FABN Program (the “FABN Program”) offers funding agreements to institutional clients by means of capital markets transactions through investment banks. This business line has generated $1.9 billion in sales for F&G in 2021, its year of inception, and $0.7 billion in sales for the six month period ended June 30, 2022.
•We also offer PRT solutions to a $40 billion (of $2 trillion total defined benefit plan assets) market. We launched our PRT business by building an experienced team with access to brokers and institutional consultants for distribution. We expect our opportunity to continue to grow as employers shift away from traditional defined benefit pension plans and seek to de-risk frozen pension plans. This line of business generated $1.1 billion in sales for F&G in 2021, its year of inception, and $0.5 billion in sales for the six month period ended June 30,2022.
We Have Meaningfully Diversified Our Business
With the addition of the retail bank and broker dealer channels and our success in entering the PRT and funding agreement institutional markets, F&G has diversified our product and distribution capabilities from one primary channel to now five, and from one primary product to now five. We completed this expansion over a two-year period and, combined with organic growth in our core IMO channel, increased total sales by 146%, from $3.9 billion in 2019 to $9.6 billion in 2021.
We have reinforced our earnings engine in addition to driving top-line growth. We have acquired and retained customers through the COVID years, growing AUM from $26.5 billion at the time of FNF’s acquisition to $40.3 billion as of June 30, 2022. Profitable growth in AUM is the most important driver of F&G’s earnings and our ability to return capital to shareholders.
An Inflection Point: Numerous opportunities to create value for our stockholders
Through a diversified growth strategy, F&G seeks to deliver stockholder value by increasing ANE driven by asset growth. The successful execution of this strategy has provided a clear line of sight to both AUM and ANE growth. We are able to optimize sales growth by products and channels for sales growth based on market and competitive conditions. We are also able to adjust capital usage by, for example, moving to higher margin or less capital-intensive products, particularly cultural market life. This leads to increasing margins and higher returns on capital. In addition, as we scale, we expect our expense ratios to decline due to our significant investments in technology and other operating platforms over the last three years. Finally, we have reached an inflection point where we expect an increasing percentage of our ANE to be distributable to stockholders over time.
Our Financial Goals
Our competitive advantages – product and channel diversification, as well as our strategic partnership with Blackstone – enable us to address a greater share of the markets in which we play. Further, the strength of our distribution partner relationships has allowed the Company to achieve double digit profitable sales growth, increase AUM and retain the higher margin business such as FIA and middle market cultural life insurance while diversifying sources of margin. We will continue using retained sales as a lever for capital efficient diversified margins as we earn additional fee income through reinsurance. We will also strategically use reinsurance to further diversify our sources of earnings into less capital-intensive adjacent products and services. We began our reinsurance program in 2021 by ceding 50% of our MYGA premiums, which amounted to approximately $869 million in 2021 and $780 million through June 30, 2022. The reinsurer pays the Company an up-front fee on the premium as well as an ongoing annual fee for generating the business. The reinsurance enhances our overall return of the business issued and diversifies a portion of earnings to fee income. Over the next several months, the Company will be completing a strategic review to determine additional products and services that could benefit from the Company’s core competency of new business generation and could result in the Company earning fees from third parties that utilize the Company’s capabilities, including by adding to our reinsurance partnerships.
The Products We Offer
F&G’s expertise in annuities, life insurance, pension risk transfer solutions and funding agreements will allow us to continue to introduce innovative products and solutions designed to meet customers’ changing needs. We work hand-in-hand with our distributors and institutional advisors to devise the most suitable solutions for the ever-changing market. Our retail annuities serve as a retirement and savings tool on which our customers rely for principal protection and predictable income streams. In addition, our life insurance products provide our customers with a complementary product that allows them to build on their savings and provide a payment to their designated beneficiaries upon the policyholder’s death. Our most popular products are FIAs that tie contractual returns to specific market indices, such as the S&P 500 Index. Our customers value our FIAs, which provide a portion of the gains of an underlying market index, while also providing principal protection. We believe this principal protection fills the need for middle-income Americans who must save for retirement but who want to limit the risk of decline in their savings.
For the six months ended June 30, 2022, FIAs generated approximately 37% of our total gross sales. The remaining 63% of sales were primarily generated from fixed rate annuities (28%), funding agreements (25%), PRT sales (9%) and IUL (1%) during the year. We invest the proceeds primarily in fixed income securities, options and futures that hedge the index credit of our FIA and IUL liabilities by replicating the market index returns to our policyholders. We invest predominantly in options on the S&P 500 Index. The majority of our products allow for active management to achieve targeted lifetime returns. In addition, our annuity contracts generally either cannot be surrendered or include surrender charges that discourage early redemptions.
Annuities. Through F&G’s insurance subsidiaries, we issue a broad portfolio of deferred annuities (FIA and fixed rate annuities), immediate annuities, and PRT solutions. A deferred annuity is a type of contract that accumulates value on a tax deferred basis and typically begins making specified periodic or lump sum payments a certain number of years after the contract has been issued. An immediate annuity is a type of contract that begins making specified payments within one annuity period (e.g., one month or one year) and typically pays principal and earnings in equal payments over some period of time.
Deferred Annuities – FIAs. Our FIAs allow contract owners the possibility of earning returns linked to the performance of a specified market index, predominantly the S&P 500 Index, while providing principal protection. The contract owners typically make a single deposit into our deferred annuities. The contracts include a provision for a minimum guaranteed surrender value calculated in accordance with applicable law. A market index tracks the performance of a specific group of stocks representing a particular segment of the market, or in some cases an entire market. For example, the S&P 500 Composite Stock Price Index is an index of 500 stocks intended to be representative of a broad segment of the market. All FIA products allow policyholders to allocate funds once a year among several different crediting strategies, including one or more index-based strategies and a traditional fixed rate strategy. High surrender charges apply for early withdrawal, typically for seven to fourteen years after purchase.
We purchase derivatives consisting predominantly of over-the-counter options and, to a lesser degree, futures contracts (specifically for FIA contracts) on the equity indices underlying the applicable policy such as the S&P 500. These derivatives are used to fund the index credits due to policyholders under the FIA and IUL contracts based upon policyholders’ contract elections. The down-side risk to F&G is limited to the cost of the options because if the value of the options decreases there is no index credit. The cost of the hedge is included in the pricing of the product and can be reset on an annual basis for each policy based on market conditions. The majority of all such call options are one-year options purchased to match the funding requirements underlying the FIA/IUL contracts. On the anniversary dates of the FIA/IUL contracts, the market index used to compute the annual index credit under the contracts is reset. At such time, we purchase new call options to fund the next index credit. We manage the cost of these purchases through the terms of our FIA/IUL contracts, which permit us to change caps or participation rates, subject to certain guaranteed minimums on each contract’s anniversary date. The change in the fair value of the options and futures contracts is generally designed to offset the equity market related change in the fair value of the FIA/IUL contract’s related reserve liability. The options and futures contracts are marked to fair value with the change in fair value included as a component of “Recognized gains and losses, net” in our Consolidated Statements of Earnings. The change in fair value of the options and futures contracts includes the gains and losses recognized at the expiration of the instrument’s term or upon early termination and the changes in fair value of open positions. GAAP accounting of the reserve liability for products with embedded derivatives such as FIA creates additional volatility beyond the accounting for the options and the futures. Non-GAAP measures are created to remove the volatility to provide the underlying profitability of the product.
The contract holder account value of a FIA contract is equal to the sum of deposits paid, premium bonuses, if any, (described below), and index credits based on the change in the relevant market index (subject to a cap, spread and/or a participation rate) less any fees for riders and any withdrawals taken to-date. Caps (a maximum rate that may be credited) generally range from 1% to 5% when measured annually and 1% to 3% when measured monthly, spreads (a credited rate determined by deducting a specific rate from the index return) generally range from 0% to 3% when measured annually, and participation rates (a credited rate equal to a percentage of index return) generally range from 100% to 140% of the performance of the applicable market index. The cap, spread and participation rate can typically be reset annually and in some instances every two to five years. Certain riders provide a variety of benefits, such as the ability to increase their cap, lifetime income or additional liquidity for a set fee. As this fee is fixed, the contract holder may lose principal if the index credits received do not exceed the amount of such fee.
Approximately 32% of the FIA sales for the six months ended June 30, 2022, involved “premium bonuses” or vesting bonuses. Premium bonuses increase the initial annuity deposit by a specified rate of 2% to 3%. The vesting bonuses, which range from 1% to 12%, increase the initial annuity deposit liability but are subject to adjustment for unvested amounts in the event of surrender by the policyholder prior to the end of the vesting period. We made compensating adjustments in the commission paid to the agent or the surrender charges on the policy to offset the premium bonus.
Approximately 33% of our FIA contracts were issued with a GMWB rider for the six months ended June 30, 2022. With this rider, a contract owner can elect to receive guaranteed payments for life from the FIA contract without requiring the owner to annuitize the FIA contract value. The amount of the income benefit available is determined by the growth in the policy’s benefit base value as defined in the FIA contract rider. Typically, this accumulates for 10 years based on a guaranteed rate of 3% to 8%. Guaranteed withdrawal payments may be stopped and restarted at the election of the contract owner. Some of the FIA contract riders that we offer include an additional death benefit or an increase in benefit amounts under chronic health conditions. Rider fees range from 0% to 1%. Unlike a variable annuity, policyholder values do not decline with market movements.
Deferred Annuities – Fixed Rate Annuities. Fixed rate annuities are typically single deposit contracts and include annual reset and multi-year rate guaranteed policies. Fixed rate annual reset annuities issued by us have an annual interest rate (the “crediting rate”) that is guaranteed for the first policy year. After the first policy year, we have the discretionary ability to change the crediting rate once annually to any rate at or above a guaranteed minimum rate. MYGAs are similar to fixed rate annual reset annuities except that the initial crediting rate is guaranteed for a specified number of years before it may be changed at our discretion. As of June 30, 2022, crediting rates on outstanding (i) single-year guaranteed annuities generally ranged from 2% to 6% and (ii) MYGA ranged from 1% to 6%. The average crediting rate on all outstanding fixed rate annuities at June 30, 2022, was 3%.
Withdrawal Options for Deferred Annuities. After the first year following the issuance of a deferred annuity policy, holders of deferred annuities are typically permitted penalty-free withdrawals up to a contractually specified amount. The penalty-free withdrawal amount is typically 10% of the prior year account value for FIAs, and is typically up to accumulated interest for fixed rate annuities, subject to certain restrictions. Withdrawals in excess of allowable penalty-free amounts are assessed a surrender charge if such withdrawals are made during the penalty period of the deferred annuity policy. The penalty period typically ranges from seven to fourteen years for FIAs and three to ten years for fixed rate annuities. This surrender charge initially ranges from 8% to 15% of the contract value for FIAs and is 9% of the contract value for fixed rate annuities and generally decreases by approximately one to two percentage points per year during the penalty period. The average surrender charge was 7% for our FIAs and 7% for our fixed rate annuities as of June 30, 2022. A market value adjustment (“MVA”) will also apply in most states to any withdrawal that incurs a surrender charge, subject to certain exceptions. The MVA is based on a formula that takes into account changes in interest rates since contract issuance. Generally, if interest rates have risen, the MVA will decrease surrender value, whereas if rates have fallen, it will increase surrender value. At June 30, 2022, approximately 70% of our business included an MVA feature.

The following table summarizes our deferred annuity account values and surrender charge protection as of June 30, 2022 (dollars in millions):

SURRENDER CHARGE EXPIRATION BY YEAR	Fixed Rate and Fixed Indexed Annuities Account Value	Percent of Total	Weighted Average Surrender Charge
Out of surrender charge	$2,702	10%	—%
2022	683	2%	4%
2023-2025	5,457	19%	6%
2026-2027	4,791	17%	7%
2028-2029	5,060	18%	8%
Thereafter	9,784	34%	10%
Total	$28,477	100%	7%
Subsequent to the penalty period, the policyholder may elect to take the proceeds of the surrender either in a single payment or in a series of payments over the life of the policyholder or for a fixed number of years (or a combination of these payment options). In addition to the foregoing withdrawal rights, policyholders may also elect to have additional withdrawal benefits by purchasing a GMWB.
Single Premium Immediate Annuities. We have previously sold single premium immediate annuities (or “SPIAs”), which provide a series of periodic payments for a fixed period of time or for the life of the policyholder, according to the policyholder’s choice at the time of issue. The amounts, frequency and length of time of the payments are fixed at the outset of the annuity contract. SPIAs are often purchased by persons at or near retirement age who desire a steady stream of payments over a future period of years. Existing policyholders may elect to surrender their contract and use the proceeds to purchase a supplementary contract which functions as a SPIA.
Pension Risk Transfer. In July 2021, we entered the pension risk transfer market. A pension risk transfer occurs when a defined-benefit pension provider seeks to remove some or all of its obligation to pay guaranteed retirement income or post-retirement benefits to plan participants. There are four major types of PRT strategies: longevity reinsurance, buy-in, buy-out, and paying in lump sums. We are currently active in plan buy-outs, where we have a direct, irrevocable commitment to each covered participant to make the specified annuity payments based upon the terms of the pension plan. PRT transactions fully and permanently transfer all investment, mortality, and administrative risk, associated with covered benefits, from the pension plan sponsor to the insurance provider.
Our PRT products are comparable to income annuities, as we generally receive a single, upfront premium in exchange for paying a guaranteed stream of future income payments which are fixed in nature, but vary in duration based on participant mortality experience. These products primarily create earnings through spread income. In each transaction FGL Insurance and/or FGL NY Insurance issues a group annuity contract to discharge pension plan liabilities from a pension plan sponsor, either through a separate account or through a general account guarantee. Annuitants covered under a group annuity contract have a direct right to enforce their guaranteed benefit against the insurance company.
We entered the PRT solutions business by building an experienced team and then working with brokers and institutional consultants for distribution. As of June 30, 2022, we had completed PRT transactions that represented pension obligations of $1.7 billion.
Life Insurance. We currently offer IUL insurance policies and have previously sold universal life, term and whole life insurance products. Holders of universal life insurance policies may make periodic payments over the life of the contract and earn returns on their policies, which are credited to the policyholder’s cash value account. The insurer periodically deducts its expenses and the cost of life insurance protection from the cash value account. The balance of the cash value account is credited interest at a fixed rate or returns based on the performance of a market index, or both, at the option of the policyholder, using a method similar to that described above for FIAs.

Almost all of the life insurance policies in force, except for the return of premium benefits on term life insurance products and universal life contracts issued after March 1, 2010, are subject to a reinsurance arrangement with Wilton Re. See “—Wilton RE Transaction.”
Funding Agreements. As defined by the IID, a funding agreement is an agreement for an insurer to accept and accumulate funds and to make one or more payments at future dates in amounts that are not based on mortality or morbidity contingencies of the person to whom the funding agreement is issued. In essence, funding agreement providers are agreeing to a defined stream of future payments in exchange for a single upfront premium. This type of business is sometimes referred to as spread lending, as funding agreement providers invest upfront premiums with the intent to earn an investment spread on the funds prior to making agreed upon maturity and interest payments. The structure of the payments can take several forms, but are commonly a fixed or variable interest payment with a single maturity principal re-payment.
F&G currently utilizes two forms of funding agreement offerings. The first is through the issuance of collateralized funding agreements with the Federal Home Loan Bank of Atlanta. This capability generates spread-based income without significant longevity or mortality exposure, which enables us to optimize our asset portfolio and improve our returns given the certainty in liability profile. Funding agreements through the FHLB are flexible in their format and the ability to issue during broad windows, as long as sufficient eligible collateral has been deposited with the bank.
In June 2021, we established a FABN Program, which is a medium term note program under which funding agreements are issued to a special-purpose trust that issues marketable notes. The notes are underwritten and marketed by major investment banks’ broker-dealer operations and are sold to institutional investors. FABN offerings are more limited regarding timing of issuance, but do not require collateralization as with the FHLB. The maximum aggregate principal amount permitted to be outstanding at any one time under the FABN Program is currently $5.0 billion. As of June 30, 2022, we had approximately $2.6 billion outstanding under the FABN Program.
Reinsurance philosophy/arrangements. Our insurance subsidiaries cede insurance to other insurance companies. We use reinsurance to diversify risks and earnings, to manage loss exposures, to enhance our capital position, and to manage new business volume. The effects of certain reinsurance agreements are not accounted for as reinsurance as they do not reinsure insurance contracts or they do not transfer the risks of the reinsured policies.
In instances where we are the ceding company, we pay a premium to a reinsurer in exchange for the reinsurer assuming a portion of our liabilities under the policies we issued and collect expense allowances in return for our administration of the ceded policies. Use of reinsurance does not discharge our liability as the ceding company because we remain directly liable to our policyholders and are required to pay the full amount of our policy obligations in the event that our reinsurers fail to satisfy their obligations. We collect reimbursement from our reinsurers when we pay claims on policies that are reinsured.
We monitor the credit risk related to the ability of our reinsurers to honor their obligations under various agreements. To minimize the risk of credit loss on such contracts, we generally diversify our exposures among many reinsurers and limit the amount of exposure to each based on financial strength ratings, which are reviewed annually. We are able to further manage risk via funds withheld arrangements.
Please refer to the section titled “Quantitative and Qualitative Disclosure about Market Risk” in this Information Statement for further discussion on credit risk and counterparty risk.
Please refer to “Risk Factors” for additional details regarding credit risk related to reinsurance agreements. A description of significant ceded reinsurance transactions appears below.
Wilton RE Transaction. Pursuant to the agreed upon terms, Wilton Re purchased through a 100% quota share reinsurance agreement certain FGL Insurance life insurance policies that are subject to redundant reserves, reported on a statutory basis, under Regulation XXX and Guideline AXXX, as well as another block of FGL Insurance’s in-force traditional, universal life and IUL insurance policies. The effects of this agreement are accounted for as reinsurance as the ceded policies qualify as insurance products and because the agreement satisfies the risk transfer requirements for GAAP.
Hannover Reinsurance Transaction. FGL Insurance has a reinsurance agreement with Hannover Life Reassurance Company of America (Bermuda) Ltd. (“Hannover Re”), an unaffiliated reinsurer, to reinsure an in-force block of FGL Insurance’s FIA and fixed deferred annuity contracts with GMWB and Guaranteed Minimum Death Benefit (“GMDB”) guarantees. In accordance with the terms of this agreement, we cede 70% net retention of secondary guarantee payments in excess of account value for GMWB and GMDB guarantees. The effects of this agreement are not accounted for as reinsurance as it does not satisfy the risk transfer requirements for GAAP; therefore, deposit accounting is applied.
Canada Life Transaction. Effective May 1, 2020, FGL Insurance entered into an indemnity reinsurance agreement with Canada Life Assurance Company United States Branch, a third-party reinsurer, to reinsure FIA policies with GMWB. In accordance with the terms of this agreement, FGL Insurance cedes a quota share percentage of the net retention of guarantee payments in excess of account value for GMWB. The effects of this agreement are not accounted for as reinsurance as it does not satisfy the risk transfer requirements for GAAP; therefore, deposit accounting is applied.
Kubera Reinsurance Transactions. FGL Insurance entered into a reinsurance agreement with Kubera Insurance (SAC) Ltd. (“Kubera”), an unaffiliated reinsurer, effective December 31, 2018, to cede certain MYGA and deferred annuity reserves on a coinsurance funds withheld basis, net of applicable existing reinsurance. Effective October 31, 2021, this agreement was novated from Kubera to Somerset, a certified third-party reinsurer. As the policies ceded to Somerset are investment contracts, there is no significant insurance risk present and therefore the reinsurance agreement is accounted for as a separate investment contract. The presentation of this agreement is similar to other reinsurance agreements that apply reinsurance accounting as discussed in further detail within Note L – Reinsurance to our Consolidated Financial Statements included in this Information Statement.
Aspida Re Transaction. FGL Insurance has a reinsurance agreement with Aspida Re, an unaffiliated reinsurer, to cede certain MYGA business, on a funds withheld coinsurance basis, net of applicable existing reinsurance. As the policies ceded to Aspida Re are investment contracts, there is no significant insurance risk present and therefore the reinsurance agreement is accounted for as a separate investment contract. The presentation of this agreement is similar to other reinsurance agreements that apply reinsurance accounting as discussed in further detail within Note L – Reinsurance to our Consolidated Financial Statements included in this Information Statement.
The CARVM Facility. Life insurance companies operating in the United States must calculate required reserves for life and annuity policies based on statutory principles. The insurance divisions have adopted the methodology contained in the NAIC Valuation Manual (“VM”) as the prescribed methodology for the insurance industry. The industry has reduced or eliminated redundancies thereby increasing capital using a variety of techniques including reserve facilities.
FGL Insurance has a reinsurance treaty with Raven Reinsurance Company (“Raven Re”), its wholly owned captive reinsurance company, to cede the Commissioners Annuity Reserve Valuation Method (“CARVM”) liability for annuity benefits where surrender charges are waived. In connection with the CARVM reinsurance agreement (the “CARVM Treaty”), FGL Insurance and Raven Re entered into an agreement with Nomura Bank International plc (“NBI”) to establish a reserve financing facility in the form of a letter of credit issued by NBI. The financing facility has $50 million available to draw on as of June 30, 2022. The facility may terminate earlier than the current termination date of October 1, 2022, in accordance with the terms of the reimbursement agreement. Under the terms of the reimbursement agreement, in the event the letter of credit is drawn upon, Raven Re is required to repay the amounts utilized, and Fidelity & Guaranty Life Holdings, Inc. (“FGLH”) is obligated to repay the amounts utilized if Raven Re fails to make the required reimbursement. FGLH also is required to make capital contributions to Raven Re in the event that Raven Re’s statutory capital and surplus falls below certain defined levels. As of June 30, 2022, December 31, 2021 and December 31, 2020, Raven Re’s statutory capital and surplus was $26 million, $62 million and $29 million, respectively, in excess of the minimum level required under the reimbursement agreement. As this letter of credit is provided by an unaffiliated financial institution, Raven Re is permitted to carry the letter of credit as an admitted asset on the Raven Re statutory balance sheet.

Our Retail Distribution Channels
We distribute our annuity and life insurance products through three main retail channels of distribution: independent agents, banks, and broker dealers.
In our independent agent channel, the sale of our products typically occurs as part of a four party, three stage sales process between FGL Insurance, an IMO, the agent and the customer. FGL Insurance designs, manufactures, issues, and services the product. The IMOs will typically sign contracts with multiple insurance carriers to provide their agents with a broad and competitive product portfolio. The IMO provides training and discusses product options with agents in preparation for meetings with clients. The IMO staff also provide assistance to the agent during the selling and application process. The agent may get customer leads from the IMOs. The agent conducts a fact finding and presents suitable product choices to the customers. We monitor the business issued by each distribution partner for pricing metrics, mortality, persistency, as well as market conduct and suitability.
We offer our products through a network of approximately 270 IMOs, representing approximately 64,000 agents. We believe that our relationships with these IMOs are strong. The average tenure of the Power Partners is approximately 18 years. We identify Power Partners as those who have demonstrated the ability to generate significant production for our business. We currently have 26 Power Partners, comprised of 16 annuity IMOs and 10 life insurance IMOs.
We took a similar approach in launching products as a new entrant into the bank and broker dealer channels by partnering with one of the largest broker dealers in the industry. In 2020, F&G launched a set of fixed rate annuity and FIA products to banks and broker dealers, and gained selling agreements with some of the largest banks and broker dealers in the United States. We offer our products through a network of approximately 17 banks and broker dealers, representing approximately 8,000 financial advisers. The financial advisers at our bank and broker dealer partners are able to offer their clients guaranteed rates of return, protected growth, and income for life through our Secure series of annuity products. We employ a hybrid distribution model in this channel, whereby some financial institutions partner directly with F&G and our sales team, and others work with an intermediary. As such, we partner with a select number of financial institution intermediaries who have expertise in the channel and maintain the appropriate field wholesaling forces to be successful in this channel. In 2021, the top 5 firms represented 98% of channel sales. The first full year of sales in banks and broker dealers represented almost 29% of annuity sales in a year that marked record sales for F&G. Bank and broker dealers represented 41% of annuity sales for the six month period ended June 30, 2022.
The top five states for the distribution of F&G’s retail products in the six months ended June 30, 2022 were Florida, California, Texas, New Jersey and Pennsylvania, which together accounted for 38% of F&G’s retail sales.
Our Investment Management Governance and Approach
We embrace a long-term conservative investment philosophy, investing nearly all the insurance premiums we receive in a wide range of high-quality debt securities. Our investment strategy is designed to (i) preserve capital, (ii) provide consistent yield and investment income, and (iii) achieve attractive absolute returns. We base all of our decisions on fundamental, bottom-up research, coupled with a top-down view that respects the cyclicality of certain asset classes. The types of assets in which we may invest are influenced by various state laws, which prescribe qualified investment assets applicable to insurance companies.
FGL Insurance and certain other subsidiaries of F&G (other than FGL NY Insurance) are party to IMAs with BIS pursuant to which BIS is appointed as investment manager of the F&G Accounts. There are no specified minimum amounts of assets that we have agreed that BIS will manage; however, BIS has the right to manage (and receive fees based on) all assets in the F&G Accounts with limited exceptions. For certain asset classes, we continue to utilize specialized third-party investment managers. As of December 31, 2021, approximately 93% of our $37 billion investment portfolio was managed by BIS, with 6% managed by other third parties, and the remaining 1% internally managed. BIS, in accordance with our IMAs, has delegated certain investment services to its affiliates, including Blackstone’s Credit, Real Estate Debt and Asset-Based Finance businesses, in each case, pursuant to separate sub-management agreements executed between BIS and each such affiliate.

The management fees payable to BIS under the IMAs are calculated based on the aggregate assets under management in the F&G Accounts, such that that BIS’s per annum management fee is based upon:
•for aggregate assets under management in the F&G Accounts up to $25 billion, 0.26% of such aggregate assets under management;
•for aggregate assets under management in the F&G Accounts above $25 billion and up to $34 billion, a rate equal to (x) the sum of $25 billion multiplied by 0.26% and the excess over $25 billion multiplied by 0.24% divided by (y) total aggregate assets under management; and
•for aggregate assets under management in the F&G Accounts above $34 billion, a rate equal to (x) the sum of $25 billion multiplied by 0.26%, $9 billion multiplied by 0.24%, 80% of the aggregate assets under management above $34 billion multiplied by 0.12% and 20% of the aggregate assets under management above $34 billion multiplied by 0.24% divided by (y) total aggregate assets under management; provided, that in the event BIS and MVB Management amend their participation fee agreement in the future to reduce the fee payable for assets under management in the F&G Accounts over $34 billion by 50%, BIS’s per annum management fee for assets under management in the F&G Accounts over $34 billion will be reduced such that all aggregate assets under management above $34 billion will be multiplied by 0.12%.
Aggregate fees paid to BIS were $132 million for the year ended December 31, 2021, $62 million for the seven month period between June 1, 2020 and ended December 31, 2020, $39 million for the five months ended May 31, 2020 (or $101 million for the year ended December 31, 2020), and $86 million for the year ended December 31, 2019. In the third quarter of 2021, we negotiated a reduction in the fee rates charged by BIS for AUM in the F&G Accounts in excess of $34 billion (which prior to such amendment would have been charged at a fee rate of 0.22% or 0.20%).
F&G has a robust governance process and framework to manage the investment portfolio. While BIS is primarily responsible for security selection, F&G makes all investment strategy decisions and sets risk parameters. All major decisions need to be reviewed and approved by the F&G Investment Committee, and new investment asset classes go through an internal risk assessment process ‘RAP’ at F&G to ensure the investments are suitable for an insurance company balance sheet. We define risk tolerance across a wide range of factors, including credit risk, liquidity risk, concentration (issuer and sector) risk, and caps on specific asset classes, which in turn establish conservative risk thresholds.
F&G and BIS undertook a substantial investment portfolio reposition to improve the credit quality and asset-liability duration match of the portfolio, as well as to add diversification, by reducing exposure to BBB rated corporates and adding higher quality structured credit, specialty finance assets, commercial & residential mortgage loans, and alternative investments. This was completed in 2018, and the result was a meaningful yield pick-up along with improved credit quality which was accomplished by taking advantage of illiquidity and structural complexity premiums, and not by increasing credit risk in the portfolio. Since then several de-risking programs have been undertaken to take advantage of the extended credit cycle and favorable market conditions or to undertake prudent risk management in anticipation of an unfavorable economic environment. We have also added several new asset classes to the investment portfolio to further enhance diversification.
Each of our subsidiaries that is party to an investment management agreement with BIS may terminate such agreement upon 30 days’ notice. BIS may also terminate any investment management agreement upon 30 days’ notice. However, F&G and FNF are party to an omnibus termination side letter under which they are required to cause our insurance subsidiaries to engage BIS as an investment manager and to generally not engage any other person as an investment manager. See also “Risk Factors—Risks Relating to Our Business—We rely on our investment management or advisory agreements with BIS and other investment managers and sub-managers for the management of portions of certain of our life insurance companies’ investment portfolios”.
The initial term of the side letter expires in 2027 and will automatically renew for successive one-year terms unless F&G terminates the side letter. Prior to June 1, 2027, we and FNF may only terminate the side letter for cause. Cause is generally limited to circumstances where BIS is legally unable to manage our assets, if BIS fails to offer us “most favored nations” rights with respect to certain products it may issue to third parties, or where BIS has acted with gross negligence, willful misconduct or reckless disregard of its obligations under the investment management agreements. In addition, at the expiration of the initial term of the side letter in 2027, or at the end of any renewal term, we may with prior notice terminate the side letter for (i) unsatisfactory long term performance by BIS that is materially detrimental to one of our subsidiaries or (ii) unfair and excessive fees charged by BIS compared to those that would be charged by a comparable asset manager (taking into account the experience, education and qualification of BIS’s personnel, the scale and scope of the services being provided by BIS, and the composition of the managed investment portfolio and comparable investment guidelines). If we provide any such notice, the termination would not become effective for two years from the date of termination given in the notice, during which time BIS may seek to cure the events giving arise to the termination notice.
Because our subsidiaries can terminate an investment management agreement at any time upon 30 days' notice, it is possible that such a termination by one of our subsidiaries could cause us to be in breach of our obligations under the side letter. BIS’s contractual remedies under the side letter include specific performance and the right to seek damages including, in the event of a non-permitted termination of an investment management agreement by one of our subsidiaries, as compensation for the costs incurred in performing services under, and the failure to receive the benefits reasonably anticipated by, an IMA, the full amount of damages available at law in the same manner and to the same extent as if such IMA had been terminated by us our at our direction in violation of the terms of the side letter.
Our investment portfolio consists of high-quality fixed maturities, including publicly issued and privately issued corporate bonds, municipal and other government bonds, ABS, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), commercial mortgage loans (“CMLs”), residential mortgage loans (“RMLs”), limited partnership investments, and other investments. We also maintain holdings in floating rate, and less rate-sensitive investments, including senior tranches of CLOs, non-agency RMBS, and various types of ABS. It is our expectation that our investment portfolio will broaden in scope and diversity to include other asset classes held by life and annuity insurance writers. We also have a small amount of equity holdings required as part of our funding arrangements with the FHLB.
The portfolio also has exposure to U.S. dollar denominated emerging market bonds, highly rated preferred stocks and hybrids, and structured securities including ABS. We currently maintain:
•a well-matched asset/liability profile (asset duration, including cash and cash equivalents, of 5.4 years vs. liability duration of 5.7 years); and
•an exposure to less rate-sensitive assets of 29% of invested assets as of June 30, 2022.
Please refer to Note E — Investments in the Consolidated Financial Statements, Note C — Investments in the unaudited Condensed Consolidated Financial Statements, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted Net Earnings (See Non-GAAP Financial Measures section)” section in this Information Statement for additional information about our investment portfolio.
Mature Risk Management Framework and Governance
Risk management is a critical part of our business to manage our financial strength and meet or exceed regulatory requirements. We seek to assess risk to our business through a comprehensive, formal process involving:
a.identifying short-term and long-term strategic and operational objectives;
b.development of risk appetite statements that establish what the Company is willing to accept in terms of risks to achieving its goals and objectives;
c.identifying the levers that control the risk appetite of the Company;
d.establishing the overall limits of risk acceptable for a given risk driver;
e.establishing operational risk limits that are aligned with the tolerances;

f.assigning risk limit quantification and mitigation responsibilities to individual team members within functional groups;
g.analyzing the potential qualitative and quantitative impact of individual risks, including but not limited to stress and scenario testing covering over eight economic and insurance related risks;
h.mitigating risks by appropriate actions; and
i.identifying, documenting and communicating key business risks in a timely fashion.
Our most significant risks are governed through holding company governance committees and overall by the enterprise risk management committee. Our most significant risks such as credit risk, liquidity risk, and policyholder behavior associated with interest rate risk have established risk limits associated with our risk appetite statements. These include investment limits by asset class, ratings and issuer. Liquidity risk is managed through frequent forecasting of sources and uses of cash and managed to our Liquidity Policy. Asset liability management procedures and limits protect the Company, within limits, against significant changes in interest rates. In addition, the risks are stressed as part of our scenario testing process to identify areas requiring mitigation plans based on the macroeconomic environment. Risk limits, risk appetite and scenario testing results of the stresses are discussed with stakeholders such as the F&G ERM Committee, the Board of Directors of F&G, regulators and rating agencies.
The responsibility for monitoring, evaluating and responding to risk embedded across the organization: first assigned to our management and employees, second to those occupying specialist functions, such as legal compliance and risk teams, and third to those occupying supervisory functions, such as internal audit and the board of directors.
Operations/Outsourcing
We believe we have designed an efficient corporate platform which enables us to be highly scalable with volume over time, and allows us to onboard incremental business with low incremental fixed operating cost. As a result, we believe we should be able to convert a significant portion of incremental net investment income from additional invested assets and liabilities into operating income.
We outsource the following functions to third-party service providers:
•new business administration (data entry and policy issue only);
•service of existing policies;
•underwriting administration of life insurance applications;
•life reinsurance administration;
•call centers;
•information technology development and maintenance;
•investment accounting and custody; and
•co-located data centers and hosting of financial systems.
We closely manage our outsourcing partners and integrate their services into our operations. We believe that outsourcing such functions allows us to focus capital and our employees on our core business operations and perform differentiating functions, such as finance, actuarial, product development and risk management functions. In addition, we believe an outsourcing model provides predictable pricing, service levels and volume capabilities and allows us to benefit from technological developments that enhance our customer self-service and sales processes. We believe that we have a good relationship with our principal outsource service providers.

Our Financial Strength/Ratings
Our access to funding and our related cost of borrowing, the attractiveness of certain of our products to customers and requirements for derivatives collateral posting are affected by our credit ratings and insurance financial strength ratings, which are periodically reviewed by the rating agencies. Financial strength ratings and credit ratings are important factors affecting public confidence in an insurer and its competitive position in marketing products.
As of the date of this Information Statement, A.M. Best, Fitch, Moody’s, and S&P had issued credit ratings, financial strength ratings and/or outlook statements regarding us, as listed below. Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. Financial strength ratings represent the opinions of rating agencies regarding the ability of an insurance company to meet its financial obligations under an insurance policy and generally involve quantitative and qualitative evaluations by rating agencies of a company’s financial condition and operating performance. Generally, rating agencies base their financial strength ratings upon information furnished to them by the insurer and upon their own investigations, studies and assumptions. Financial strength ratings are based upon factors of concern to policyholders, agents and intermediaries and are not directed toward the protection of investors. Credit and financial strength ratings are not recommendations to buy, sell or hold securities and they may be revised or revoked at any time at the sole discretion of the rating organization.
In addition to the financial strength ratings, rating agencies use an “outlook statement” to indicate a medium- or long-term trend that, if continued, may lead to a rating change. A positive outlook indicates a rating may be raised and a negative outlook indicates a rating may be lowered. A stable outlook is assigned when ratings are not likely to be changed. A developing outlook is assigned when a rating may be raised, lowered, or affirmed. Outlooks should not be confused with expected stability of the issuer’s financial or economic performance. A rating may have a “stable” outlook to indicate that the rating is not expected to change, but a “stable” outlook does not preclude a rating agency from changing a rating at any time without notice.
The rating organizations may take various actions, positive or negative. Such actions are beyond our control and we cannot predict what these actions may be and the timing thereof.

	A.M. Best	S&P	Fitch	Moody’s
Holding Company Ratings
F&G Annuities & Life, Inc.
Issuer Credit / Default Rating	Not Rated	BBB-	BBB	Ba2
Outlook		Stable	Stable	Positive
CF Bermuda Holdings Limited
Issuer Credit / Default Rating	Not Rated	BBB-	BBB	Ba1
Outlook		Stable	Stable	Positive
Fidelity & Guaranty Life Holdings, Inc.
Issuer Credit / Default Rating	bbb-	BBB-	BBB	Not Rated
Outlook	Stable	Stable	Stable
Senior Unsecured Notes	bbb-	BBB	BBB	Baa2
Outlook	Stable			Stable
Operating Subsidiary Ratings
Fidelity & Guaranty Life Insurance Company
Financial Strength Rating	A-	A-	A-	Baa1
Outlook	Stable	Stable	Stable	Positive
Fidelity & Guaranty Life Insurance Company of New York
Financial Strength Rating	A-	A-	A-	Not Rated
Outlook	Stable	Stable	Stable

F&G Life Re Ltd
Financial Strength Rating	Not Rated	A-	A-	Baa1
Outlook		Stable	Stable	Positive
F&G Cayman Re Ltd
Financial Strength Rating	Not Rated	Not Rated	A-	Not Rated
Outlook			Stable
A.M. Best, S&P, Fitch and Moody’s review their ratings of insurance companies from time to time. There can be no assurance that any particular rating will continue for any given period of time or that it will not be changed or withdrawn entirely if, in their judgment, circumstances so warrant. While the degree to which ratings adjustments will affect sales and persistency is unknown, we believe if our ratings were to be negatively adjusted for any reason, we could experience a material decline in the sales of our products and the persistency of our existing business. See “Risk Factors” in this Information Statement.
Potential Impact of a Ratings Downgrade. We are required to maintain minimum ratings as a matter of routine practice as part of our over-the-counter derivatives agreements on ISDA forms. Under some ISDA agreements, we have agreed to maintain certain financial strength ratings. Please refer to Note F — Derivative Financial Instruments to the Consolidated Financial Statements and Note D — Derivative Financial Instruments to the unaudited Condensed Consolidated Financial Statements included in this Information Statement for disclosure around our requirement to maintain minimum ratings.
If the insurance subsidiaries held net short positions against a counterparty, and the subsidiaries’ financial strength ratings were below the levels required in the ISDA agreement with the counterparty, the counterparty would demand immediate further collateralization, which could negatively impact overall liquidity. Based on the fair value of our derivatives as of June 30, 2022, we hold no net short positions against a counterparty; therefore, there is currently no potential exposure for us to post collateral.
A downgrade of the financial strength rating of one of our principal insurance subsidiaries could affect our competitive position in the insurance industry and make it more difficult for us to market our products, as potential customers may select companies with higher financial strength ratings. A downgrade of the financial strength rating could also impact our borrowing costs.
Our Approach to Environmental, Social, and Governance
F&G’s solutions inherently provide a social good, and that sentiment of service also provides the foundation for F&G’s culture and guides business operations as well as interactions within our communities.
Being Environmentally Conscious: F&G aims to reduce the Company’s environmental footprint through a variety of sustainable and environmentally sound programs throughout its new headquarters building in Des Moines, Iowa. This includes:
•Sensors on restroom equipment to limit excess water flow
•Recycling bins at each workspace
•Installation of motion sensors to reduce electricity use
•Flexible work from home arrangements which reduce commute time and paper usage
Being the Best Place to Work: F&G is committed to providing employees with the opportunities and flexibility they need to succeed, as well as ensuring a culture of belonging and inclusion by:
•Providing competitive benefits offerings to meet diverse employee needs including more flexible PTO and a wellness reimbursement

•Supporting employee growth through learning programs, tuition reimbursement, and manager and leadership training
•Increasing the percentage of women and people of color in leadership roles; F&G’s executive team is now comprised of 40% female leadership
•Driving diversity and inclusion in the workplace and beyond through partnerships including:
◦The International Association of Black Actuaries and The Organization of Latino Actuaries where F&G employees are members and serve as a network for potential new hires
◦Women Lead Change, an organization dedicated to the development, advancement and promotion of women, their organizations, and impact to the economy and future workforce
◦Capitol City Pride, brings together members of Iowa’s LGBTQ+ community, allies and businesses and honored F&G as the 2021 Corporate Partner of the Year
•Enabling our employee-led Diversity, Equity and Inclusion (“DEI”) Committee’s work in creating awareness and support around important topics such as mental health awareness
•Ranking as a Top Workplaces company for 4 consecutive years according to the 2021 Des Moines Register Top Workplace Survey
Being a Responsible & Award-Winning Community Partner: F&G believes people are not in a position to turn their aspirations into reality if their most essential needs are not satisfied. Therefore, F&G focuses its community engagement and charitable giving to support essential needs such as food insecurity and housing. In 2021 and 2020, F&G won awards from the United Way for its corporate support and employee involvement. Other community investments include:
•Serving as founding partner of the American Council of Life Insurers’ Impact Investments Initiative to make housing affordable and sustainable in underserved communities
•Fostering partnerships in the Des Moines community with the Iowa Food Bank and Polk County Housing Trust
•Offering company-wide volunteer events for employees to make an impact locally with organizations such as Rebuilding Together
•Providing employees with 16 hours of paid time off per year for volunteering
•Supporting dozens of other community organizations identified by F&G employees in support of essential needs within the community where they live and work
Legal Proceedings
In the ordinary course of business, we are involved in various pending and threatened litigation matters related to our operations, some of which include claims for punitive or exemplary damages. Like other companies, our ordinary course litigation includes a number of class action and purported class action lawsuits, which make allegations related to aspects of our operations. We believe that no actions, other than the matters discussed below, if any, depart from customary litigation incidental to our business.
We review lawsuits and other legal and regulatory matters (collectively “legal proceedings”) on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings in which it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate has been recorded. None of the amounts we have currently recorded are considered to be material to our financial condition individually or in the aggregate. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending legal proceedings is generally not yet determinable. While some of these matters could be material to our operating results or cash flows for any particular period if an unfavorable outcome results, at present we do not believe that the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition.
On August 17, 2020, a lawsuit styled, In the Matter of FGL Holdings, was filed in the Grand Court of the Cayman Islands where dissenting shareholders, Kingfishers LP, Kingstown 1740 Fund LP, Kingstown Partners II LP, Kingstown Partners Master Ltd., and Ktown LP, have asserted statutory appraisal rights relative to their ownership of 12,000,000 shares of F&G stock in connection with the acquisition. They seek a judicial determination of the fair value of their shares of F&G stock under the law of the Cayman Islands, together with interest. On September 5, 2022 the Grand Court of the Cayman Islands decided in favor of F&G. Kingstown Capital Management LP has 14 days to appeal the decision from the date of the final order of the Grand Court. We do not believe the result in this case will have a material adverse effect on our financial condition.
From time to time we receive inquiries and requests for information from state insurance departments, attorneys general and other regulatory agencies about various matters relating to our business. Sometimes these take the form of civil investigative demands or subpoenas. We cooperate with all such inquiries and we have responded to or are currently responding to inquiries from multiple governmental agencies. Various governmental entities are studying insurance products, market, pricing, and business practices, and potential regulatory and legislative changes, which may materially affect our business and operations. From time to time, we are assessed fines for violations of regulations or other matters or enter into settlements with such authorities, which may require us to pay fines or claims or take other actions. We do not anticipate such fines and settlements, either individually or in the aggregate, will have a material adverse effect on our financial condition.
Properties
In December 2019, we entered into a lease for a new headquarters located at 801 Grand Avenue, Des Moines, Iowa, commencing June 1, 2021. That lease expires on January 1, 2031. In March 2022, we entered into a lease for space in New York, New York. That lease expires on September 30, 2025. We believe our existing facilities are suitable and adequate for our present purposes. We believe that our Des Moines, Iowa, and New York, New York, properties will be sufficient for us to conduct our operations.
Available Information
Our web address is www.fglife.com. Our electronic filings with the SEC (including all Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and if applicable, amendments to those reports) will be available free of charge on the website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information posted on our website is not incorporated into this document.
The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

REGULATION OF F&G
U.S. Regulatory Overview
FGL Insurance, FGL NY Insurance and Raven Re are subject to comprehensive regulation and supervision in their domiciles, Iowa, New York and Vermont, respectively, and in each state in which they do business. FGL Insurance does business throughout the United States and Puerto Rico, except for New York. FGL NY Insurance only does business in New York. Raven Re is a special purpose captive reinsurance company that only provides reinsurance to FGL Insurance under the CARVM Treaty. FGL Insurance’s principal insurance regulatory authority is the IID; however, state insurance departments throughout the United States also monitor FGL Insurance’s insurance operations as a licensed insurer. The NYDFS regulates the operations of FGL NY Insurance. The purpose of these regulations is primarily to protect insurers’ policyholders and beneficiaries and not their general creditors and shareholders of those insurers or of their holding companies. Many of the laws and regulations to which FGL Insurance and FGL NY Insurance are subject are regularly re-examined and existing or future laws and regulations may become more restrictive or otherwise adversely affect their operations.
Generally, insurance products underwritten by, and rates used by, FGL Insurance and FGL NY Insurance must be approved by the insurance regulators in each state or territory in which they are sold. In addition, insurance products may also be subject to ERISA.
State insurance authorities have broad administrative powers over FGL Insurance and FGL NY Insurance with respect to all aspects of the insurance business, including:
•licensing to transact business;
•licensing agents;
•prescribing which assets and liabilities are to be considered in determining statutory surplus;
•regulating premium rates for certain insurance products;
•approving policy forms and certain related materials;
•requiring insurers and agents to act in the best interests of consumers when making recommendations to purchase annuities, or to determine whether a reasonable basis exists as to the suitability of such investments for consumers;
•regulating unfair trade and claims practices;
•establishing reserve requirements and solvency standards;
•regulating the amount of dividends that may be paid in any year by insurance companies;
•regulating the availability of reinsurance or other substitute financing solutions, the terms thereof and the ability of an insurer to take credit on its financial statements for insurance ceded to reinsurers or other substitute financing solutions;
•fixing maximum interest rates on life insurance policy loans and minimum accumulation or surrender values; and
•regulating the type, amounts, and valuations of investments permitted, transactions with affiliates and other matters.
Financial Regulation
State insurance laws and regulations require FGL Insurance, FGL NY Insurance and Raven Re to file reports, including financial statements, with state insurance departments in each state in which they do business, and their operations and accounts are subject to examination by those departments at any time. FGL Insurance, FGL NY

Insurance and Raven Re prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.
The NAIC has approved a series of statutory accounting principles and various model regulations that have been adopted, in some cases with certain modifications, by all state insurance departments. These statutory principles are subject to ongoing change and modification. Moreover, compliance with any particular regulator’s interpretation of a legal or accounting issue may not result in compliance with another regulator’s interpretation of the same issue, particularly when compliance is judged in hindsight. Any particular regulator’s interpretation of a legal or accounting issue may change over time to FGL Insurance’s, FGL NY Insurance’s and Raven Re’s detriment, or changes to the overall legal or market environment, even absent any change of interpretation by a particular regulator, may cause FGL Insurance, FGL NY Insurance and Raven Re to change their views regarding the actions they need to take from a legal risk management perspective, which could necessitate changes to FGL Insurance’s, FGL NY Insurance’s or and Raven Re’s practices that may, in some cases, limit their ability to grow and improve profitability.
State insurance departments conduct periodic examinations of the books and records, financial reporting, policy and rate filings, market conduct and business practices of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC. State insurance departments also have the authority to conduct examinations of non-domiciliary insurers that are licensed in their states.
Dividend and Other Distribution Payment Limitations
The insurance laws of Iowa and New York regulate the amount of dividends that may be paid in any year by FGL Insurance and FGL NY Insurance, respectively.
Pursuant to Iowa insurance law, ordinary dividends are payments, together with all other such payments within the preceding twelve months, that do not exceed the greater of (i) 10% of FGL Insurance’s statutory surplus as regards policyholders as of December 31 of the preceding year; or (ii) the net gain from operations of FGL Insurance (excluding realized capital gains) for the 12-month period ending December 31 of the preceding year.
Dividends in excess of FGL Insurance’s ordinary dividend capacity are referred to as extraordinary and require prior approval of the Iowa Insurance Commissioner. In deciding whether to approve a request to pay an extraordinary dividend, Iowa insurance law requires the Iowa Insurance Commissioner to consider the effect of the dividend payment on FGL Insurance’s surplus and financial condition generally and whether the payment of the dividend will cause FGL Insurance to fail to meet its required U.S. RBC ratio. FGL Insurance may only pay dividends out of statutory earned surplus.
In 2021, FGL Insurance paid extraordinary dividends to FGLH of $38 million. FGL Insurance’s maximum ordinary dividend capacity for 2022 is $0.
Any payment of dividends by FGL Insurance is subject to the regulatory restrictions described above and the approval of such payment by the board of directors of FGL Insurance, which must consider various factors, including general economic and business conditions, tax considerations, FGL Insurance’s strategic plans, financial results and condition, FGL Insurance’s expansion plans, any contractual, legal or regulatory restrictions on the payment of dividends and its effect on RBC and such other factors the board of directors of FGL Insurance considers relevant. For example, payments of dividends could reduce FGL Insurance’s RBC and financial condition and lead to a reduction in FGL Insurance’s financial strength rating. See section titled "Risk Factors—Risks Relating to Our Business—A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could increase our cost of capital, making it challenging to grow our business, and could hinder our ability to participate in certain market segments, thereby adversely affecting our results of operations and our financial condition” in this Information Statement.
Each year, FGL NY Insurance may pay a certain limited amount of ordinary dividends or other distributions as calculated under New York insurance laws without being required to obtain the prior consent of the NYDFS.

However, to pay any dividends or distributions (including the payment of any dividends or distributions for which prior consent is not required), FGL NY Insurance must provide advance written notice to the NYDFS.
FGL NY Insurance has historically not paid dividends.
Surplus and Capital
FGL Insurance and FGL NY Insurance are subject to the supervision of the regulators in states where they are licensed to transact business. Regulators have discretionary authority in connection with the continued licensing of these entities to limit or prohibit sales to policyholders if, in their judgment, the regulators determine that such entities have not maintained the minimum surplus or capital or that the further transaction of business would be hazardous to policyholders.
Risk-Based Capital
In order to enhance the regulation of insurers’ solvency, the NAIC adopted a model law to implement RBC requirements for life, health and property and casualty insurance companies. All states have adopted the NAIC’s model law or a substantially similar law. RBC is used to evaluate the adequacy of capital and surplus maintained by an insurance company in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. In general, RBC is calculated by applying factors to various asset, premium and reserve items, taking into account the risk characteristics of the insurer. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with lower underlying risk. The RBC formula is used as an early warning regulatory tool to identify possible inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. As of the most recent annual statutory financial statements filed with insurance regulators, the RBC ratios for FGL Insurance and FGL NY Insurance each exceeded the minimum RBC requirements.
It is desirable to maintain an RBC ratio in excess of the minimum requirements in order to maintain or improve financial strength ratings. We ended 2021 with an estimated RBC ratio above our 400% target for FGL Insurance. See section titled “Risk Factors — Risks Relating to Our Business — A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could increase our cost of capital, making it challenging to grow our business, and could hinder our ability to participate in certain market segments, thereby adversely affecting our results of operations and our financial condition” in this Information Statement.
See “—Bermuda Regulatory Overview — ECR and Bermuda Solvency Capital Requirements” for a discussion of Bermuda regulatory requirements that impact F&G Life Re.
Insurance Regulatory Information System Tests
The NAIC has developed a set of financial relationships or tests known as the Insurance Regulatory Information System ("IRIS") to assist state regulators in monitoring the financial condition of U.S. insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. A ratio falling outside the prescribed “usual range” is not considered a failing result. Rather, unusual values are viewed as part of the regulatory early monitoring system. In many cases, it is not unusual for financially sound companies to have one or more ratios that fall outside the usual range. Insurance companies generally submit data annually to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges”. Generally, regulators will begin to investigate or monitor an insurance company if its ratios fall outside the usual ranges for four or more of the ratios. IRIS consists of a statistical phase and an analytical phase whereby financial examiners review insurers’ annual statements and financial ratios. The statistical phase consists of 12 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has a “usual range” of results.
As of December 31, 2021, FGL Insurance, FGL NY Insurance and Raven Re had two, three and two ratios outside the usual range, respectively. The IRIS ratios for total affiliated investments to capital and surplus and change in premium for FGL Insurance were outside the usual range. The IRIS ratios for change in premium, change in product mix, and change in reserving ratio for FGL NY Insurance were outside the usual range. The IRIS ratios for change in premium and adequacy of investment income for Raven Re were outside the usual range.
In all instances in prior years, regulators have been satisfied upon follow-up that no regulatory action was required. FGL Insurance, FGL NY Insurance and Raven Re are not currently subject to regulatory restrictions based on these ratios.
Group Capital Calculation
The NAIC developed a group capital calculation tool using an RBC methodology for all entities within the insurance holding company system, including non-U.S. entities. In December 2020, the NAIC adopted the Group Capital Calculation Template and Instructions, as well as amendments to the Model Holding Company Act and Regulation. The amendments implement the annual filing requirement for the group capital calculation but will not become effective until adopted by state legislatures or regulatory agencies. Legislation was introduced in New York in May 2022 that would require a group capital calculation.
Insurance Reserves
State insurance laws require insurers to analyze the adequacy of reserves. Following the implementation of principle-based reserving for life insurance products, the NAIC is now developing a principle-based reserving framework for fixed annuity products. The respective appointed actuaries for FGL Insurance, FGL NY Insurance and Raven Re must each submit an opinion on an annual basis that their respective reserves, when considered in light of the respective assets FGL Insurance, FGL NY Insurance and Raven Re hold with respect to those reserves, make adequate provision for the contractual obligations and related expenses of FGL Insurance, FGL NY Insurance and Raven Re. FGL Insurance, FGL NY Insurance and Raven Re have filed all of the required opinions with the insurance departments in the states in which they do business.
Credit for Reinsurance Regulation
States regulate the extent to which insurers are permitted to take credit on their financial statements for the financial obligations that the insurers cede to reinsurers. Where an insurer cedes obligations to a reinsurer that is neither licensed nor accredited by the state insurance department, the ceding insurer is not permitted to take such financial statement credit unless the unlicensed or unaccredited reinsurer secures the liabilities it will owe under the reinsurance contract.
Under the laws regulating credit for reinsurance issued by such unlicensed or unaccredited reinsurers, the permissible means of securing such liabilities are (i) the establishment of a trust account by the reinsurer to hold certain qualifying assets in a qualified U.S. financial institution, such as a member of the Federal Reserve, with the ceding insurer as the exclusive beneficiary of such trust account with the unconditional right to demand, without notice to the reinsurer, that the trustee pay over to it the assets in the trust account equal to the liabilities owed by the reinsurer; (ii) the posting of an unconditional and irrevocable letter of credit by a qualified U.S. financial institution in favor of the ceding company allowing the ceding company to draw upon the letter of credit up to the amount of the unpaid liabilities of the reinsurer and (iii) a “funds withheld” arrangement by which the ceding company withholds transfer to the reinsurer of the assets, which support the liabilities to be owed by the reinsurer, with the ceding insurer retaining title to and exclusive control over such assets.
In addition, all U.S. states, including Iowa and New York, permit an insurer to take credit for reinsurance ceded to a non-U.S. reinsurer that posts collateral in amounts less than 100% of the reinsurer’s obligations if the reinsurer has been designated as a “certified reinsurer” and is domiciled in a country recognized by the state and the NAIC as a “Qualified Jurisdiction.” The reduced percentage of full collateral applied to a certified reinsurer is based upon an assessment of the reinsurer and its financial ratings. Iowa and New York both also recognize certain qualified non-U.S. insurers as reciprocal jurisdiction reinsurers such that ceding domestic insurers may receive credit for reinsurance ceded to such unauthorized reinsurers without the requirement for the reinsurer to provide collateral.
FGL Insurance and FGL NY Insurance are subject to the credit for reinsurance rules described above in Iowa and New York, respectively, insofar as they enter into any reinsurance contracts with reinsurers that are neither licensed, accredited nor certified in Iowa and New York, respectively, or recognized as a reciprocal reinsurer in such jurisdictions.
Insurance Holding Company Regulation
F&G, as the indirect parent company of FGL Insurance and FGL NY Insurance, is subject to the insurance holding company laws in Iowa and New York. These laws generally require each insurance company directly or indirectly owned by the holding company to register with the insurance department in the insurance company’s state of domicile and to furnish annually financial and other information about the operations of companies within the holding company system. Generally, all transactions between insurers and affiliates within the holding company system are subject to regulation and must be fair and reasonable, and may require prior notice and approval or non-disapproval by its domiciliary insurance regulator.
Most states, including Iowa and New York, have insurance laws that require regulatory approval of a direct or indirect change of control of an insurer or an insurer’s holding company. Such laws prevent any person from acquiring control, directly or indirectly, of F&G, FGL US Holdings Inc. (“FGL US Holdings”), CF Bermuda Holdings Limited (“CF Bermuda”), FGLH, FGL Insurance or FGL NY Insurance or certain of their affiliates unless that person has filed a statement with specified information with the insurance regulators and has obtained their prior approval. In addition, investors deemed to have a direct or indirect controlling interest are required to make regulatory filings and respond to regulatory inquiries. Under most states’ statutes, including those of Iowa and New York, acquiring 10% or more of the voting stock of an insurance company or its parent company is presumptively considered a change of control, although such presumption may be rebutted. In addition, the insurance laws of Iowa and New York permit a determination of control in circumstances where the thresholds for the presumption of control have not been crossed. Similar laws apply to a direct or indirect change of ownership of Raven Re. Any person who is deemed to acquire control over F&G, FNF, FGL US Holdings, CF Bermuda, FGLH, FGL Insurance, FGL NY Insurance, Raven Re or certain of their affiliates including any person who acquires 10% or more of our or FNF’s voting securities of FGL Insurance, FGL NY Insurance or certain of their affiliates, without the prior approval of the insurance regulators of Iowa and New York will be in violation of those states’ laws and may be subject to injunctive action requiring the disposition or seizure of those securities by the relevant insurance regulator or prohibiting the voting of those securities and to other actions determined by the relevant insurance regulator.
Insurance Guaranty Association Assessments
Each state has insurance guaranty association laws under which insurers doing business in the state may be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Typically, states assess each member insurer in an amount related to the member insurer’s proportionate share of the business written by all member insurers in the state. Although no prediction can be made as to the amount and timing of any future assessments under these laws, FGL Insurance and FGL NY Insurance have established reserves that they believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.
Market Conduct Regulation
State insurance laws and regulations include numerous provisions governing the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales and complaint process practices. State regulatory authorities generally enforce these provisions through periodic market conduct examinations. In addition, FGL Insurance and FGL NY Insurance must file, and in many jurisdictions and for some lines of business obtain regulatory approval for, rates and forms relating to the insurance written in the jurisdictions in which they operate. FGL Insurance is currently the subject of two ongoing market conduct examinations in various states. Market conduct examinations can result in monetary fines or remediation and generally require FGL Insurance to devote significant resources to the management of such examinations. FGL Insurance does not believe that any of the current market conduct examinations it is subject to will result in any fines or remediation orders that will be material to its business.

Regulation of Investments
FGL Insurance, FGL NY Insurance and Raven Re are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain asset categories, such as below investment grade fixed income securities, equity, real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as either non-admitted assets for purposes of measuring surplus or as not qualified as an asset held for reserve purposes and, in some instances, would require divestiture or replacement of such non-qualifying investments. We believe that the investment portfolios of FGL Insurance, FGL NY Insurance, and Raven Re as of December 31, 2021, complied in all material respects with such regulations.
Privacy Regulation
Our operations are subject to certain federal and state laws and regulations that require financial institutions and other businesses to protect the security and confidentiality of personal information, including health-related and customer information, and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of health-related and customer information and their practices relating to protecting the security and confidentiality of such information. These laws and regulations require notice to affected individuals, law enforcement agencies, regulators and others if there is a breach of the security of certain personal information, including social security numbers, and require holders of certain personal information to protect the security of the data. Our operations are also subject to certain federal regulations that require financial institutions and creditors to implement effective programs to detect, prevent, and mitigate identity theft. In addition, our ability to make telemarketing calls and to send unsolicited email or fax messages to consumers and customers and our uses of certain personal information, including consumer report information, are regulated. Federal and state governments and regulatory bodies may be expected to consider additional or more detailed regulation regarding these subjects and the privacy and security of personal information.
The Dodd-Frank Act
The Dodd-Frank Act made sweeping changes to the regulation of financial services entities, products and markets. Certain provisions of the Dodd-Frank Act are applicable to us, our competitors or those entities with which we do business. These provisions may impact us in many ways, including, but not limited to, having an effect on the overall business climate, requiring the allocation of certain resources to government affairs, and increasing our legal and compliance related activities and the costs associated therewith.
Under the Dodd-Frank Act, annuities that meet specific requirements, including requirements relating to certain state suitability rules, are specifically exempted from being treated as securities by the SEC. We believe that the types of FIAs that FGL Insurance and FGL NY Insurance sell will meet these requirements and, therefore, are exempt from being treated as securities by the SEC and state securities regulators. However, there can be no assurance that federal or state securities laws or state insurance laws and regulations will not be amended or interpreted to impose further requirements on FIAs. If FIAs were to be treated as securities, federal and state securities laws would require additional registration and licensing of these products and the agents selling them, and FGL Insurance and FGL NY Insurance would be required to seek additional marketing relationships for these products, any of which could impose significant restrictions on its ability to conduct operations as currently operated.
ERISA and Fiduciary Standards
We may offer certain insurance and annuity products to employee benefit plans governed by ERISA and/or the Code, including group annuity contracts designated to fund tax-qualified retirement plans. ERISA and the Code provide (among other requirements) standards of conduct for employee benefit plan fiduciaries, including investment managers and investment advisers with respect to the assets of such plans, and hold fiduciaries liable if they fail to satisfy fiduciary standards of conduct.
State and federal regulators have been adopting stronger consumer protection regulations that may materially impact our company, business, distribution, and products. The NAIC adopted an amended Suitability in Annuity

Transactions Model Regulation in February 2020 incorporating a requirement that agents act in the best interest of consumers without putting their own financial interests or insurer’s interests ahead of consumer interests. The best interest requirement is satisfied by complying with four regulatory obligations relating to care, disclosure, conflict of interest, and documentation. The amended model regulation also requires agents to provide certain disclosures to consumers, obligates insurers to supervise agent compliance with the new requirements, and prohibits sales contests or other incentives based on sales of specific annuities within a limited period of time.
Several states have adopted the revised NAIC model regulation, including FGL Insurance’s domiciliary state of Iowa. Management has instituted business procedures to comply with these revised requirements where required. FGL NY Insurance separately instituted new business procedures in response to the NYDFS best interest rule adopted in August 2019 which deviates from the NAIC model regulation and is considered more onerous in certain respects including its broader application to life insurance sales. Management is monitoring an ongoing legal challenge to nullify the NYDFS rule.
In December 2020, the DOL issued its final version of an investment advice rule replacing the previous “Fiduciary Rule” that had been challenged by industry participants and vacated in March 2018 by the United States Fifth Circuit Court of Appeals. The new investment advice rule reinstates the five-part test for determining whether a person is considered a fiduciary for purposes of ERISA and the Code and sets forth a new PTE referred to as PTE 2020-02. The rule’s preamble also contains the DOL’s reinterpretation of elements of the five-part test that appears to encompass more insurance agents selling IRA products and withdraws the agency’s longstanding position that rollover recommendations out of employer plans are not subject to ERISA. The new rule took effect on February 16, 2021.
The DOL investment advice rule leaves in place PTE 84-24, which is a longstanding class exemption providing prohibited transaction relief for insurance agents selling annuity products, provided certain disclosures are made to the plan fiduciary, which is the policyholder in the case of an IRA, and certain other conditions are met. Among other things, these disclosures include the agent’s relationship to the insurer and commissions received in connection with the annuity sale. FGL Insurance along with FGL NY Insurance, designed and launched a compliance program in January 2022 requiring all agents selling IRA products to submit an acknowledgment with each IRA application indicating the agent has satisfied PTE 84-24 requirements on a precautionary basis in case the agent acted or is found to have acted as a fiduciary. Meanwhile, the DOL has publicly announced its intention to consider future rulemaking that may revoke or modify PTE 84-24.
Management believes these current and emerging developments relating to market conduct standards for the financial services industry may over time materially affect the way in which our agents do business, the role of IMOs, sale of IRA products including IRA-to-IRA and employer plan rollovers, how the company supervises its distribution force, compensation practices, and liability exposure and costs. In addition to implementing the compliance procedures described above, management is monitoring further developments closely and will be working with IMOs and distributors to adapt to evolving regulatory requirements and risks.
Structured Securities
On December 7, 2021, the NAIC assigned to its Macroprudential Working Group, the evaluation of a list of “Regulatory Considerations Applicable (But Not Exclusive) to Private Equity (PE) Owned Insurers.” Included within this list is the consideration of material increases in privately structured securities (both by affiliated and non-affiliated asset managers), which the NAIC says introduces other sources of risk or increases traditional credit risk, such as complexity risk and illiquidity risk. The NAIC is considering proposals to increase disclosure requirements for these risks, as well as additional disclosure regarding private securities.
In addition, the NAIC continues to refine its application of RBC factors for certain investments and is considering changes related to the risk assessment of structured securities.
The SECURE Act
New and recently passed legislation may also impact the industry in which F&G competes. For example, the SECURE Act, which took effect January 1, 2020, creates an opportunity for F&G and its competitors to pursue sales to employer retirement plan sponsors as well as its traditional customers. Moreover, as noted above, Congress is exploring potential successor legislation in this area. In addition, F&G and its competitors may implement operational changes to adapt to the effect of the new legislation. See “Risk Factors—Legal, Regulatory and Tax Risks—The SECURE Act of 2019 may impact our business and the markets in which we compete.”
Climate Risk
On November 15, 2021, NYDFS issued final Guidance for New York Domestic Insurers on Managing the Financial Risks from Climate Change, detailing NYDFS’s expectations related to domestic insurers' management of the financial risks from climate change. These guidelines are applicable to FGL NY Insurance and are effective in 2022. Under the guidelines, climate change risk must be specifically included in an insurance group's enterprise risk management function.
Diversity and Corporate Governance
The NAIC and certain state insurance regulators are focused on the issue of diversity within the insurance industry, such as the diversity of an insurer’s board of directors and management. The NAIC is developing a framework for approaching issues related to race and insurance. On March 16, 2021, the NYDFS issued a circular letter that states that the NYDFS expects the insurers it regulates to make diversity of their leadership a business priority and key element of their corporate governance. This guidance is applicable to FGL NY Insurance. NYDFS intends to include questions relating to diversity and inclusion efforts in its examination process starting in 2022.
Bermuda Regulatory Overview
F&G Life Re is a Bermuda exempted company incorporated under the Companies Act 1981, as amended (the “Companies Act”) and registered as a Class E insurer under the Insurance Act. F&G Life Re is regulated by the BMA.
The Insurance Act provides that no person may carry on an insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA. In deciding whether to grant registration, the BMA has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to the insurer complying with the terms of its registration and such other conditions as the BMA may impose at any time. In addition, the Insurance Act requires BMA approval of increases in control or dispositions of control of an insurance company.
Bermuda has been awarded full equivalence for commercial insurers under Europe’s Solvency II regime applicable to insurance companies, which regime came into effect on January 1, 2016.
All insurers are required to implement corporate governance policies and processes as the BMA considers appropriate given the nature, size, complexity and risk profile of the insurer and all insurers, on an annual basis, are required to deliver a declaration to the BMA confirming whether or not they meet the minimum criteria for registration under the Insurance Act.
All insurers are required to comply with the Bermuda Insurance Code of Conduct, which is a codification of best practices for insurers provided by the BMA, and to submit annually to the BMA with its statutory financial return a declaration of compliance confirming it complies with the Bermuda Insurance Code of Conduct.
The BMA utilizes a risk-based approach when it comes to licensing and supervising insurance and reinsurance companies. As part of the BMA’s risk-based system, an assessment of the inherent risks within each particular class of insurer or reinsurer is used to determine the limitations and specific requirements that may be imposed. Thereafter the BMA keeps its analysis of relative risk within individual institutions under review on an ongoing basis, including through the scrutiny of audited financial statements, and, as appropriate, meeting with senior management during onsite visits.

The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards, as well as auditing and reporting requirements. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.
Minimum Solvency Margin. The Insurance Act provides that the value of the assets of an insurer must exceed the value of its liabilities by an amount greater than its prescribed minimum solvency margin.
The minimum solvency margin that must be maintained by a Class E insurer is the greater of: (i) $8,000,000; (ii) 2% of first $500,000,000 of assets plus 1.5% of assets above $500,000,000; and (iii) 25% of that insurer’s enhanced capital requirement (“ECR”). An insurer may file an application under the Insurance Act to waive the aforementioned requirements.
ECR and Bermuda Solvency Capital Requirements (“BSCR”). Class E insurers are required to maintain available capital and surplus at a level equal to or in excess of the applicable ECR, which is established by reference to either the applicable BSCR model or an approved internal capital model. Furthermore, to enable the BMA to better assess the quality of the insurer’s capital resources, a Class E insurer is required to disclose the makeup of its capital in accordance with its 3-tiered capital system. An insurer may file an application under the Insurance Act to have the aforementioned ECR requirements waived.
Restrictions on Dividends and Distributions. In addition to the requirements under the Companies Act (as discussed below), the Insurance Act limits the maximum amount of annual dividends and distributions that may be paid or distributed by F&G Life Re without prior regulatory approval.
F&G Life Re is prohibited from declaring or paying a dividend if it fails to meet its minimum solvency margin, or ECR, or if the declaration or payment of such dividend would cause such breach. If F&G Life Re were to fail to meet its minimum solvency margin on the last day of any financial year, it would be prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.
In addition, as a Class E insurer, F&G Life Re must not declare or pay a dividend to any person other than a policyholder unless the value of the assets of such insurer, as certified by the insurer’s approved actuary, exceeds its liabilities (as so certified) by the greater of its margin of solvency or ECR. In the event a dividend complies with the above, F&G Life Re must ensure the amount of any such dividend does not exceed that excess.
Furthermore, as a Class E insurer, F&G Life Re must not declare or pay a dividend in any financial year which would exceed 25% of its total capital and statutory surplus, as set out in its previous year’s financial statements, unless at least seven days before payment of such dividend F&G Life Re files with the BMA an affidavit signed by at least two directors of F&G Life Re and its principal representative under the Insurance Act stating that, in the opinion of those signing, declaration of such dividend has not caused the insurer to fail to meet its relevant margins.
The Companies Act also limits F&G Life Re’s ability to pay dividends and make distributions to its shareholders. F&G Life Re is not permitted to declare or pay a dividend, or make a distribution out of its contributed surplus, if it is, or would after the payment be, unable to pay its liabilities as they become due or if the realizable value of its assets would be less than its liabilities.
Reduction of Capital. F&G Life Re may not reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer’s paid in share capital, its contributed surplus (sometimes called additional paid in capital) and any other fixed capital designated by the BMA as statutory capital.
Cayman Islands Regulatory Overview
F&G Cayman Re is licensed as a class D insurer in the Cayman Islands by CIMA. As a regulated insurance company, F&G Cayman Re is subject to the supervision of CIMA and CIMA may at any time direct F&G Cayman Re, in relation to a policy, a line of business or the entire business, to cease or refrain from committing an act or pursing a course of conduct and to perform such acts as in the opinion of CIMA are necessary to remedy or ameliorate the situation.

The laws and regulations of the Cayman Islands require that, among other things, F&G Cayman Re maintain minimum levels of statutory capital, surplus and liquidity, meet solvency standards, submit to periodic examinations of its financial condition and restrict payments of dividends and reductions of capital. Statutes, regulations and policies that F&G Cayman Re is subject to may also restrict the ability of F&G Cayman Re to write insurance and reinsurance policies, make certain investments and distribute funds. Any failure to meet the applicable requirements or minimum statutory capital requirements could subject it to further examination or corrective action by CIMA, including restrictions on dividend payments, limitations on our writing of additional business or engaging in finance activities, supervision or liquidation.

Summary Historical Consolidated Financial Information
The following tables set forth our summary historical consolidated financial and operating data. The summary historical consolidated financial and operating data as of June 30, 2022 and for each of the six months ended June 30, 2022 and 2021 set forth below have been derived from our unaudited historical Condensed Consolidated Financial Statements and notes thereto included elsewhere in this Information Statement. The summary historical consolidated financial data as it relates to the year ended December 31, 2021, the period from June 1 to December 31, 2020 (following the FNF Acquisition), and the predecessor results for the period from January 1, 2020 to May 31, 2020 and for the year ended December 31, 2019, as restated, have been derived from our audited historical Consolidated Financial Statements and notes thereto included elsewhere in this Information Statement. The comparability of certain results prior to the FNF Acquisition and following the FNF Acquisition were influenced by purchase accounting adjustments. Additionally, our historical results are not necessarily indicative of future operating results.
You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and notes thereto included in this Information Statement.
Non-GAAP Measures
In addition to our results presented in accordance with GAAP, our results of operations include certain Non-GAAP measures commonly used in our industry. These measures should be considered supplementary to our results in accordance with GAAP and should not be viewed as a substitute for the GAAP measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measures” for a discussion regarding Non-GAAP measures, including related definitions and reconciliations to comparable GAAP measures (where applicable).
Summary historical consolidated financial and operating data are as follows:

(Dollars in millions, except shares, in thousands, and per share data)
	Six months ended June 30,		Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2022	2021	2021	2020	2020	2019
					Predecessor	Predecessor
						(As Restated)
Consolidated Statements of Earnings Data:
Total revenues	$815	$1,341	$3,962	$1,233	$155	$1,894
Total expenses	184	888	2,885	1,147	369	1,473
Earnings (loss) from continuing operations before income taxes	631	453	1,077	86	(214)	421
Net earnings (loss) from continuing operations	466	360	857	161	(200)	361
Net earnings (loss) from discontinued operations, net of tax	—	11	8	(25)	(114)	51
Net earnings (loss)	466	371	865	136	(314)	412
Preferred stock dividend (b)	—	—	—	—	8	31
Net earnings (loss) available to common shareholders	466	371	865	136	(322)	381
Earnings per share (a)
Basic

Net earnings (loss) from continuing operations	$4.41	$3.43	$8.16	$1.54	$(0.98)	$1.52
Net earnings (loss) from discontinued operations	—	0.10	0.08	(0.24)	(0.53)	0.24
Net earnings (loss) per share, basic	$4.41	$3.53	$8.24	$1.30	$(1.51)	$1.76
Diluted
Net earnings (loss) from continuing operations	$4.41	$3.43	$8.16	$1.54	$(0.98)	$1.52
Net earnings (loss) from discontinued operations	—	0.10	0.08	(0.24)	(0.53)	0.24
Net earnings (loss) per share, diluted	$4.41	$3.53	$8.24	$1.30	$(1.51)	$1.76
Weighted average shares outstanding F&G common stock, basic basis (a)	105,778	105,000	105,000	105,000	213,246	216,592
Weighted average shares outstanding F&G common stock, diluted basis (a)	105,778	105,000	105,000	105,000	213,246	216,737
Consolidated Statements of Earnings Non-GAAP Data:
Adjusted net earnings attributable to common shareholders	$210	$170	$361	$235	$64	$264
Adjusted net earnings attributable to common shareholders per share	1.99	1.62	3.44	2.24	0.30	1.22
Notable items favorable/(unfavorable) included in adjusted net earnings (c)	20	34	64	86	(16)	60
__________________
(a)Weighted average shares outstanding for the six months ended June 30, 2021, the year ended December 31, 2021 and for the period June 1, 2020 to December 31, 2020, retrospectively, include the effects of the 105,000 for 1 stock split that occurred on June 24, 2022.
(b)Preferred stock was retired as part of the FNF Acquisition.
(c)For discussion and analysis of notable items for each period, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Adjusted Net Earnings” in this Information Statement.

(Dollars in millions, except per share data)
	June 30,	December 31,	December 31,
	2022	2021	2020
Consolidated Balance Sheet Data:
Total assets	$49,626	$48,730	$39,756
Total liabilities	47,132	44,245	35,682
Total equity	2,494	4,485	4,074
Accumulated other comprehensive (loss) income (“AOCI”)	(2,130)	734	1,197
Debt-to-capital ratio (a)	18.1%	17.5%	11.9%
Consolidated Balance Sheet Non-GAAP Data:
Total equity, excluding AOCI	$4,624	$3,751	$2,877
Debt-to-capital ratio excluding AOCI	10.6%	20.2%	16.0%
Book value per share, including AOCI	$19.95	$42.71	$38.80
Book value per share, excluding AOCI	36.99	35.72	27.40
Return on average equity	24.4%	20.4%	7.1%
Return on average equity excluding AOCI	24.2%	25.9%	8.4%
Adjusted return on average equity excluding AOCI	10.9%	10.8%	14.6%
__________________
(a)Debt-to-capital ratio is computed by dividing total aggregate principal amount of debt by total capitalization (total debt plus total equity).
Summary historical consolidated financial and operating data (continued) are as follows:

(Dollars in millions)
	Six months ended June 30,		Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2022	2021	2021	2020	2020	2019
					Predecessor	Predecessor
						(As Restated)
Select Metrics:
Assets under management	$40,322	$31,760	$36,494	$28,553	$27,119	$26,420
Average assets under management	38,351	29,722	31,938	27,322	26,824	25,617
Adjusted return on assets	1.10%	1.14%	1.13%	1.47%	0.57%	1.03%
Adjusted yield on AAUM	4.75%	4.78%	4.76%	4.70%	4.34%	4.56%

The following table summarizes sales by product type of the Company, which are not affected by the FNF Acquisition, and are comparable to prior period data:

(Dollars in millions)
	Six months ended June 30,		Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2021	2020	2019
					Predecessor
Fixed indexed annuities (“FIA”)	$2,076	$2,182	$4,310	$3,459	$2,820
Fixed rate annuities (“MYGA”)	1,560	979	1,738	776	776
Total annuity	3,636	3,161	6,048	4,235	3,596
Indexed universal life (“IUL”)	56	35	87	50	38
Funding agreements (“FABN/FHLB”)	1,443	1,125	2,310	200	297
Pension risk transfer (“PRT”)	527	—	1,147	—	—
Total Gross Sales	$5,662	$4,321	$9,592	$4,485	$3,931
Sales attributable to flow reinsurance to third parties	$(780)	(489)	(869)	—	—
Total Net Sales	$4,882	$3,832	$8,723	$4,485	$3,931

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2022 and June 30, 2021, the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020 (following the FNF Acquisition), and the “predecessor” results for the period from January 1, 2020 to May 31, 2020 and for the year ended 2019 (prior to the FNF Acquisition) should be read together with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and related notes included elsewhere in this Information Statement, which have been prepared in accordance with GAAP. The following discussion may contain forward-looking statements based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Information Statement, particularly in “Risk Factors” and “Note Regarding Forward-Looking Statements.”
Overview
For a description of our business see the discussion under “Business” in this Information Statement.
Business Trends and Conditions
The following factors represent some of the key trends and uncertainties that have influenced the development of the Company and its historical financial performance, and we believe these key trends and uncertainties will continue to influence the business and financial performance of the Company in the future.
COVID-19 Pandemic
While still evolving, the COVID-19 pandemic has caused significant economic and financial turmoil in the U.S. and around the world. At this time, it is still not possible to estimate the longer term effects the COVID-19 pandemic could have on our Consolidated Financial Statements. Increased economic uncertainty and increased unemployment that could potentially result from the spread of COVID-19 and its variants may result in our policyholders seeking sources of liquidity and withdrawing at rates greater than was previously expected. Additionally, adverse events or conditions resulting from COVID-19 could also have a negative effect on our sales of new policies and could result in more volatility from the impact of mortality experience. As of June 30, 2022, we have not seen a sustained elevated level of adverse policyholder experience from the impact of COVID-19 on the overall business. The full extent to which the COVID-19 pandemic impacts our financial condition, results of operations, liquidity or prospects will depend on future developments which cannot be predicted at this time.
Market Conditions
Market volatility has affected, and may continue to affect, our business and financial performance in varying ways. Volatility can pressure sales and reduce demand as consumers hesitate to make financial decisions. To enhance the attractiveness and profitability of our products and services, we continually monitor the behavior of our customers, as evidenced by annuitization rates and lapse rates, which vary in response to changes in market conditions. See “Risk Factors” in this Information Statement for further discussion of risk factors that could affect market conditions.
Interest Rate Environment
Some of our products include guaranteed minimum crediting rates, most notably our fixed rate annuities. As of June 30, 2022 and December 31, 2021, our reserves, net of reinsurance, and average crediting rate on our fixed rate annuities were $5.0 billion and 3%, respectively. We are required to pay the guaranteed minimum crediting rates even if earnings on our investment portfolio decline, which would negatively impact earnings. In addition, we expect more policyholders to hold policies with comparatively high guaranteed rates for a longer period in a low interest rate environment. Conversely, a rise in average yield on our investment portfolio would increase earnings if the average interest rate we pay on our products does not rise correspondingly. Similarly, we expect that policyholders would be less likely to hold policies with existing guarantees as interest rates rise and the relative value of other new business offerings are increased, which would negatively impact our earnings and cash flows.
See “Quantitative and Qualitative Disclosure about Market Risk” and “Risk Factors” for a more detailed discussion of interest rate risk.
Aging of the U.S. Population
We believe that the aging of the U.S. population will increase the demand for our FIA and IUL products. As the “baby boomer” generation prepares for retirement, we believe that demand for retirement savings, growth, and income products will grow. Over 10,000 people will turn 65 each day in the United States over the next 15 years, and according to the U.S. Census Bureau, the proportion of the U.S. population over the age of 65 is expected to grow from 17% in 2021 to 21% in 2035. The impact of this growth may be offset to some extent by asset outflows as an increasing percentage of the population begins withdrawing assets to convert their savings into income.
Industry Factors and Trends Affecting Our Results of Operations
We operate in the sector of the insurance industry that focuses on the needs of middle-income Americans. The underserved middle-income market represents a major growth opportunity for us. As a tool for addressing the unmet need for retirement planning, we believe that many middle-income Americans have grown to appreciate the financial certainty that we believe annuities such as our FIA products afford. Accordingly, the FIA market grew from nearly $12 billion of sales in 2002 to $66 billion of sales in 2021. Additionally, this market demand has positively impacted the IUL market as it has expanded from $100 million of annual premiums in 2002 to $2 billion of annual premiums in 2021.
Critical Accounting Policies and Estimates
The accounting estimates described below are those we consider critical in preparing our Consolidated Financial Statements. Management is required to make estimates and assumptions that can affect the reported amounts of assets and liabilities and disclosures with respect to contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates. See Note A — Business and Summary of Significant Accounting Policies to our Consolidated Financial Statements included in this Information Statement for additional description of the significant accounting policies that have been followed in preparing our Consolidated Financial Statements.
Reserves for Future Policy Benefits and Product Guarantees and Certain Information on Contractholder Funds
The determination of future policy benefit reserves is dependent on actuarial assumptions. The principal assumptions used to establish liabilities for future policy benefits are based on our experience. These assumptions are established at issue of the contract and include mortality, morbidity, contract full and partial surrenders, investment returns, annuitization rates and expenses. The assumptions used require considerable judgment. We review overall policyholder experience at least annually and update these assumptions when deemed necessary based on additional information that becomes available. For traditional life and immediate annuity products, assumptions used in the reserve calculation can only be changed if the reserve is deemed to be insufficient. For all other insurance products, changes in assumptions will be used to calculate reserves. These changes in assumptions will also incorporate changes in risk free rates and option market values. Changes in, or deviations from, the assumptions previously used can significantly affect our reserve levels and related results of operations.
Mortality is the incidence of death amongst policyholders triggering the payment of underlying insurance coverage by the insurer. In addition, mortality also refers to the ceasing of payments on life-contingent annuities due to the death of the annuitant. We utilize a combination of actual and industry experience when setting our mortality assumptions.
A surrender rate is the percentage of account value surrendered by the policyholder. A lapse rate is the percentage of account value canceled by us due to nonpayment of premiums. We make estimates of expected full and partial surrenders of our fixed annuity products. Our surrender rate experience in the six months ended June 30, 2022, the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020, the predecessor period from January 1, 2020 to May 31, 2020 and the predecessor year ended December 31, 2019 on the fixed annuity products averaged 3%, 7%, 4%, 3% and 4%, respectively, which is within our assumed ranges. Management’s best estimate of surrender behavior incorporates actual experience over the entire period, as we believe that, over the duration of the policies, we will experience the full range of policyholder behavior and market conditions. If actual surrender rates are significantly different from those assumed, such differences could have a significant effect on our reserve levels and related results of operations.
The assumptions used to establish the liabilities for our product guarantees require considerable judgment and are established as management’s best estimate of future outcomes. We periodically review these assumptions and, if necessary, update them based on additional information that becomes available. Changes in or deviations from the assumptions used can significantly affect our reserve levels and related results of operations.
At issue, and at each subsequent valuation, we determine the present value of the cost of the GMWB rider benefits and certain GMDB riders in excess of benefits that are funded by the account value. We also calculate the present value of total expected policy assessments, including investment margins, if applicable. We accumulate a reserve equal to the portion of these assessments that would be required to fund the future benefits less benefits paid to date. In making these projections, a number of assumptions are made and we update these assumptions as experience emerges, and determined necessary. We began issuing our GMWB products in 2008, and future experience could lead to significant changes in our assumptions. If emerging experience deviates from our assumptions on GMWB utilizations, such deviations could have a significant effect on our reserve levels and related results of operations.
Our aggregate reserves for contractholder funds, future policy benefits and product guarantees on a direct and net basis as of June 30, 2022 and December 31, 2021, are summarized as follows:

	June 30, 2022
(Dollars in millions)	Direct	Reinsurance Recoverable	Net
Fixed indexed annuities	$23,168	$—	$23,168
Fixed rate annuities	7,570	(2,307)	$5,263
Immediate annuities	4,080	(135)	$3,945
Universal life	2,013	(951)	$1,062
Traditional life	1,792	(822)	$970
Funding agreement backed notes (“FABN”)	2,608	—	$2,608
Pension risk transfer (“PRT”)	1,653	—	$1,653
Total	$42,884	$(4,215)	$38,669

	December 31, 2021
(Dollars in millions)	Direct	Reinsurance Recoverable	Net
Fixed indexed annuities	$23,370	$—	$23,370
Fixed rate annuities	6,369	(1,689)	4,680
Immediate annuities	3,657	(133)	3,524
Universal life	1,981	(983)	998
Traditional life	1,823	(805)	1,018
Funding agreement backed notes	1,904	—	1,904
Pension risk transfer	1,153	—	1,153
Total	$40,257	$(3,610)	$36,647

FIA and IUL products contain an embedded derivative; a feature that permits the holder to elect an interest rate return or an equity-index linked component, where interest credited to the contract is linked to the performance of various equity indices. The FIA/IUL embedded derivatives are valued at fair value and included in the liability for Contractholder funds in our Consolidated Balance Sheets with changes in fair value included as a component of Benefits and other changes in policy reserves in our Consolidated Statements of Earnings.
Valuation of Fixed Maturity, Preferred and Equity Securities, and Derivatives and Reinsurance Recoverable
Our fixed maturity securities have been designated as available-for-sale and are carried at fair value, net of allowance for expected credit losses, with unrealized gains and losses included in AOCI, net of associated adjustments for VOBA, DAC, DSI, unearned revenue (“UREV”), Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts,” (“SOP 03-1”) reserves, and deferred income taxes. Our equity securities are carried at fair value with unrealized gains and losses included in net income (loss). Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to income on a trade date basis.
Management’s assessment of all available data when determining fair value of the available-for-sale (“AFS”) securities is necessary to appropriately apply fair value accounting. Management utilizes information from independent pricing services, who take into account perceived market movements and sector news, as well as a security’s terms and conditions, including any features specific to that issue that may influence risk and marketability. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. We generally obtain one value from our primary external pricing service. In situations where a price is not available from the independent pricing service, we may obtain broker quotes or prices from additional parties recognized to be market participants. We believe the broker quotes are prices at which trades could be executed based on historical trades executed at broker-quoted or slightly higher prices. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flows, matrix pricing, or other similar techniques.
We validate external valuations at least quarterly through a combination of procedures that include the evaluation of methodologies used by the pricing services, comparisons to valuations from other independent pricing services, analytical reviews and performance analysis of the prices against trends, and maintenance of a securities watch list. See Note D — Fair Value of Financial Instruments and Note E — Investments to our Consolidated Financial Statements and Note B — Fair Value of Financial Instruments and Note C — Investments to our unaudited Condensed Consolidated Financial Statements included in this Information Statement.
The fair value of derivative assets and liabilities is based upon valuation pricing models and represents what we would expect to receive or pay at the balance sheet date if we canceled the options, entered into offsetting positions, or exercised the options. Fair values for these instruments are determined internally using a conventional model and market observable inputs, including interest rates, yield curve volatilities and other factors. Credit risk related to the counterparty is considered when estimating the fair values of these derivatives. However, we are largely protected by collateral arrangements with counterparties when individual counterparty exposures exceed certain thresholds. The fair value of futures contracts (specifically for FIA contracts) at the balance sheet date represents the cumulative unsettled variation margin (open trade equity net of cash settlements). The fair values of the embedded derivatives in our FIA and IUL contracts are derived using market value of options, use of current and budgeted option cost, swap rates, mortality rates, surrender rates, partial withdrawals, and non-performance spread and are classified as Level 3. The discount rate used to determine the fair value of our FIA/IUL embedded derivative liabilities includes an adjustment to reflect the risk that these obligations will not be fulfilled (“non-performance risk”). For the six months ended June 30, 2022 and the period ended December 31, 2021, our non-performance risk adjustment was based on the expected loss due to default in debt obligations for similarly rated financial companies. See Note D — Fair Value of Financial Instruments and Note F — Derivative Financial Instruments to our Consolidated Financial Statements and Note B — Fair Value of Financial Instruments and Note D — Derivative Financial Instruments to our unaudited Condensed Consolidated Financial Statements included in this Information Statement.

As discussed in Note L — Reinsurance of our Consolidated Financial Statements included in this Information Statement, F&G entered into a reinsurance agreement with Kubera effective December 31, 2018, to cede certain MYGAs and deferred annuity GAAP and statutory reserves on a coinsurance funds withheld basis, net of applicable existing reinsurance. Effective October 31, 2021, this agreement was novated from Kubera to Somerset. Additionally, F&G entered into a reinsurance agreement with Aspida Re effective January 1, 2021, to cede a quota share of certain deferred annuity business on a funds withheld basis. Fair value movements in the funds withheld balances associated with these arrangements create an obligation for F&G to pay Somerset and Aspida Re at a later date, which results in embedded derivatives. These embedded derivatives are considered total return swaps with contractual returns that are attributable to the assets and liabilities associated with the reinsurance arrangements. The fair value of the total return swaps are based on the change in fair value of the underlying assets held in the funds withheld portfolio. Investment results for the assets that support the coinsurance with funds withheld reinsurance arrangement, including gains and losses from sales, are passed directly to the reinsurer pursuant to contractual terms of the reinsurance arrangement. The reinsurance related embedded derivatives are reported in Accounts payable and accrued liabilities on the Consolidated Balance Sheets and unaudited Condensed Consolidated Balance Sheets and the related gains or losses are reported in Recognized gains and losses, net on the Consolidated Statements of Earnings and unaudited Condensed Consolidated Statements of Earnings.
We categorize our fixed maturity securities, preferred securities, equity securities and derivatives into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. The following table presents the fair value of fixed maturity securities and equity securities by pricing source, hierarchy level and net asset value (“NAV”) as of June 30, 2022, December 31, 2021 and 2020.

	As of June 30, 2022
(Dollars in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Fixed maturity securities available-for-sale and equity securities:
Prices via third-party pricing services	$735	$22,449	$979	$—	$24,163
Priced via independent broker quotations	—	—	5,149	—	5,149
Priced via other methods	—	—	—	44	44
Total	$735	$22,449	$6,128	$44	$29,356
% of Total	3%	76%	21%	—%	100%

	As of December 31, 2021
(Dollars in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Fixed maturity securities available-for-sale and equity securities:
Prices via third-party pricing services	$684	$25,224	$928	$—	$26,836
Priced via independent broker quotations	—	—	4,248	—	4,248
Priced via other methods	—	—	1	48	49
Total	$684	$25,224	$5,177	$48	$31,133
% of Total	2%	81%	17%	—%	100%

	As of December 31, 2020
(Dollars in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Fixed maturity securities available-for-sale and equity securities:
Prices via third-party pricing services	$607	$22,741	$1,133	$—	$24,481
Priced via independent broker quotations	—	—	2,064	—	2,064
Priced via other methods	—	—	1	—	1
Total	$607	$22,741	$3,198	$—	$26,546
% of Total	2%	86%	12%	—%	100%
Goodwill
As of June 30, 2022, December 31, 2021 and December 31, 2020, goodwill was $1,756 million. The goodwill relates to goodwill recorded in connection with the FNF Acquisition. Refer to Note K — Goodwill to our Consolidated Financial Statements included in this Information Statement for a summary of additional information on our goodwill balance.
In evaluating the recoverability of goodwill, we perform a qualitative analysis at the reporting unit level to determine whether it is more likely than not that the fair value of our recorded goodwill exceeds its carrying value. Based on the results of this analysis, an annual goodwill impairment test may be completed based on an analysis of the discounted future cash flows generated by the underlying assets. The process of determining whether or not goodwill is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Future cash flow estimates are based partly on projections of market conditions such as the volume and mix of refinance and purchase transactions and interest rates, which are beyond our control and are likely to fluctuate. While we believe that our estimates of future cash flows are reasonable, these estimates are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ from what is assumed in our impairment tests. Such analyses are particularly sensitive to changes in estimates of future cash flows and discount rates. Changes to these estimates might result in material changes in fair value and determination of the recoverability of goodwill, which may result in charges against earnings and a reduction in the carrying value of our goodwill in the future. We completed annual goodwill impairment analyses in the fourth quarter of each period presented using a September 30 measurement date. For the year ended December 31, 2021, the predecessor period from June 1, 2020 to December 31, 2020 and for the predecessor year ended December 31, 2019, we determined there were no events or circumstances that indicated that the carrying value exceeded the fair value.

VOBA, DAC and DSI
Our intangible assets include an intangible asset reflecting the value of insurance and reinsurance contracts acquired (hereafter referred to as VOBA, DAC and DSI).
VOBA is an intangible asset that reflects the amount recorded as insurance contract liabilities less the estimated fair value of in-force contracts (“VIF”) in a life insurance company acquisition. It represents the portion of the purchase price that is allocated to the value of the rights to receive future cash flows from the business in force at the acquisition date. VOBA is a function of the VIF, current GAAP reserves, GAAP assets, and deferred tax liability. The VIF is determined by the present value of statutory distributable earnings less opening required capital, and is sensitive to assumptions including the discount rate, surrender rates, partial withdrawals, utilization rates, projected investment spreads, mortality, and expenses.
DAC consists principally of commissions. Additionally, acquisition costs that are incremental, direct costs of successful contract acquisition are capitalized as DAC. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. DSI consists of contract enhancements such as premium and interest bonuses credited to policyholder account balances.
VOBA, DAC and DSI are subject to loss recognition testing on a quarterly basis or when an event occurs that may warrant loss recognition.
For annuity and IUL products, VOBA, DAC and DSI are generally being amortized in proportion to estimated gross profits from the excess of net investment income earned over the sum of interest credited to policyholders and the cost of hedging our risk on indexed product policies, surrender charges and other product fees, policy benefits, maintenance expenses, mortality, and recognized gains and losses on investments. Current and future period gross profits for FIA contracts also include the impact of amounts recorded for the change in fair value of derivatives and the change in fair value of embedded derivatives. At each valuation date, the most recent quarter’s estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. If the update of assumptions causes estimated gross profits to increase, VOBA, DAC and DSI amortization will decrease, resulting in lower amortization expense in the period. The opposite result occurs when the assumption update causes estimated gross profits to decrease. Current period amortization is adjusted retrospectively through an unlocking process when estimates of current or future gross profits (including the impact of recognized investment gains and losses) to be realized from a group of products are revised. Our estimates of future gross profits are based on actuarial assumptions related to the underlying policies’ terms, lives of the policies, duration of contract, yield on investments supporting the liabilities, cost to fund policy obligations, and level of expenses necessary to maintain the polices over their entire lives.
Changes in assumptions can have a significant impact on VOBA, DAC and DSI, amortization rates and results of operations. Assumptions are management’s best estimate of future outcomes, and require considerable judgment. We periodically review assumptions against actual experience, and update our assumptions based on historical results and our best estimates of future experience when additional information becomes available.
Estimated future gross profits are sensitive to changes in interest rates, which are the most significant component of gross profits. Assumptions related to interest rate spreads and credit losses also impact estimated gross profits for products with credited rates. These assumptions are based on the current investment portfolio yields and credit quality, estimated future crediting rates, capital markets, and estimates of future interest rates and defaults. Significant assumptions also include policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. We use a combination of actual and industry experience when setting and updating our policyholder behavior assumptions.
We perform sensitivity analyses to assess the impact that certain assumptions have on VOBA, DAC and DSI. The following table presents the estimated instantaneous net impact to income before income taxes of various assumption changes on our VOBA, DAC and DSI. The effects, increase or (decrease), presented are not representative of the aggregate impacts that could result if a combination of such changes to interest rates and other assumptions occurred.

(Dollars in millions)	As of June 30, 2022	As of December 31, 2021
A change to the long-term interest rate assumption of -50 basis points	$(109)	$(91)
A change to the long-term interest rate assumption of +50 basis points	90	75
An assumed 10% increase in surrender rate	(6)	(4)
Assumptions regarding shifts in market factors may be overly simplistic and not indicative of actual market behavior in stress scenarios.
Lower assumed interest rates or higher assumed annuity surrender rates tend to decrease the balances of VOBA, DAC and DSI, thus decreasing income before income taxes. Higher assumed interest rates or lower assumed annuity surrender rates tend to increase the balances of VOBA, DAC and DSI, thus increasing income before income taxes.
Accounting for Income Taxes
As part of the process of preparing the Consolidated Financial Statements, we are required to determine income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within the Consolidated Balance Sheets. We must then assess the likelihood that deferred income tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as expense within Income tax expense in the Consolidated Statement of Earnings. Determination of income tax expense requires estimates and can involve complex issues that may require an extended period to resolve. Further, the estimated level of annual pre-tax income can cause the overall effective income tax rate to vary from period to period. We believe that our tax positions comply with applicable tax law and that we adequately provide for any known tax contingencies. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. Final determination of prior-year tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in assets and liabilities and historical income tax provisions. The outcome of these final determinations could have a material effect on our income tax provision, net income or cash flows in the period that determination is made.
Refer to Note Q — Income Taxes to our Consolidated Financial Statements included in this Information Statement for details.
Business Overview
We have five distribution channels across retail and institutional markets. Our three retail channels include agent-based IMOs, banks and broker dealers. We have deep, long-tenured relationships with our network of leading IMOs and their agents to serve the needs of the middle-income market and develop competitive annuity and life products to align with their evolving needs. Upon the FNF Acquisition and F&G’s subsequent rating upgrades in mid-2020, we launched into banks and broker dealers. Further, in 2021, we launched two institutional channels to originate FABN and PRT transactions. The FABN Program offers funding agreements to institutional clients by means of capital markets transactions through investment banks. The funding agreements issued under the FABN Program are in addition to those issued to the FHLB. The PRT solutions business was launched by building an experienced team and then working with brokers and institutional consultants for distribution. These markets leverage our existing team's spread-based capabilities as well as our strategic partnership with Blackstone.
In setting the features and pricing of our flagship FIA products relative to our targeted net margin, we take into account our expectations regarding (1) the difference between the net investment income we earn and the sum of the interest credited to policyholders and the cost of hedging our risk on the policies; (2) fees, including surrender charges and rider fees, partly offset by vesting bonuses that we pay our policyholders; and (3) a number of related expenses, including benefits and changes in reserves, acquisition costs, and general and administrative expenses.
On March 14, 2022, the FNF Board of Directors approved a dividend to its shareholders, on a pro rata basis, of 15% of the common stock of F&G (the "F&G Distribution"). FNF intends to retain majority control of F&G through an approximate 85% ownership stake. The proposed F&G Distribution is subject to various conditions including the final approval of the FNF Board of Directors, the effectiveness of appropriate filings with the SEC, and any applicable regulatory approvals. The record date and distribution settlement date will be determined by the FNF Board of Directors prior to the distribution. Upon completion of the F&G Distribution, FNF shareholders as of the record date are expected to own stock in both publicly traded companies. The proposed F&G Distribution is intended to be structured as a taxable dividend to FNF shareholders and is targeted to be completed early in the fourth quarter of 2022. However, there can be no assurance regarding the timeframe for completing the distribution or that the conditions of the F&G Distribution will be met. The separation will be effected pursuant to a separation and distribution agreement between FNF and F&G (the “Separation and Distribution Agreement”). For further information on the F&G Distribution, see “The Separation and Distribution” section elsewhere in this Information Statement.
Key Components of Our Historical Results of Operations
Through our insurance subsidiaries, we issue a broad portfolio of deferred annuities (FIA and fixed rate annuities), IUL insurance, immediate annuities, funding agreements and PRT solutions. A deferred annuity is a type of contract that accumulates value on a tax deferred basis and typically begins making specified periodic or lump sum payments a certain number of years after the contract has been issued. IUL insurance is a complementary type of contract that accumulates value in a cash value account and provides a payment to designated beneficiaries upon the policyholder’s death. An immediate annuity is a type of contract that begins making specified payments within one annuity period (e.g., one month or one year) and typically makes payments of principal and interest earnings over a period of time.
Under GAAP, premium collections for FIAs, fixed rate annuities, immediate annuities and PRT without life contingency, and deposits received for funding agreements are reported in the financial statements as deposit liabilities (i.e., contractholder funds) instead of as sales or revenues. Similarly, cash payments to customers are reported as decreases in the liability for contractholder funds and not as expenses. Sources of revenues for products accounted for as deposit liabilities are net investment income, surrender, cost of insurance and other charges deducted from contractholder funds, and net realized gains (losses) on investments. Components of expenses for products accounted for as deposit liabilities are interest-sensitive and index product benefits (primarily interest credited to account balances or the hedging cost of providing index credits to the policyholder), amortization of VOBA, DAC and DSI, other operating costs and expenses, and income taxes.
F&G hedges certain portions of its exposure to product related equity market risk by entering into derivative transactions. We purchase derivatives consisting predominantly of call options and, to a lesser degree, futures contracts (specifically for FIA contracts) on the equity indices underlying the applicable policy. These derivatives are used to offset the reserve impact of the index credits due to policyholders under the FIA and IUL contracts. The majority of all such call options are one-year options purchased to match the funding requirements underlying the FIA/IUL contracts. We attempt to manage the cost of these purchases through the terms of our FIA/IUL contracts, which permit us to change caps, spread, or participation rates on each policy's annual anniversary, subject to certain guaranteed minimums that must be maintained. The call options and futures contracts are marked to fair value with the change in fair value included as a component of net investment gains (losses). The change in fair value of the call options and futures contracts includes the gains and losses recognized at the expiration of the instruments’ terms or upon early termination and the changes in fair value of open positions.
Earnings from products accounted for as deposit liabilities are primarily generated from the excess of net investment income earned over the sum of interest credited to policyholders and the cost of hedging our risk on FIA/IUL policies. With respect to FIAs/IULs, the cost of hedging our risk includes the expenses incurred to fund the index credits. Proceeds received upon expiration or early termination of call options purchased to fund annual index credits are recorded as part of the change in fair value of derivatives, and are largely offset by an expense for index credits earned on annuity contractholder fund balances.
Our profitability depends in large part upon the amount of AUM (see “—Non-GAAP Financial Measures”), the excess of net investment income earned over the sum of interest credited to policyholders and the cost of hedging our risk on indexed product policies, earned on our average assets under management (“AAUM” — see “—Non-GAAP Financial Measures”), our ability to manage our operating expenses and the costs of acquiring new business (principally commissions to agents and bonuses credited to policyholders). As we grow AUM, earnings generally increase. AUM increases when cash inflows, which include sales, exceed cash outflows. Managing the excess of net investment income earned over the sum of interest credited to policyholders and the cost of hedging our risk on indexed product policies, involves the ability to maximize returns on our AUM and minimize risks such as interest rate changes and defaults or impairment of investments. It also includes our ability to manage interest rates credited to policyholders and costs of the options and futures purchased to fund the annual index credits on the FIA/IULs. We analyze returns on AAUM, VOBA, pre- and post-DAC and DSI as well as pre- and post-tax to measure our profitability in terms of growth and improved earnings.
In June 2021, we established a FABN Program, pursuant to which FGL Insurance may issue funding agreements to a special purpose statutory trust (the “Trust”) for spread lending purposes. The maximum aggregate principal amount permitted to be outstanding at any one time under the FABN Program is currently $5.0 billion. We also issue funding agreements through the FHLB.
In July 2021, we entered the PRT market, pursuant to which FGL Insurance and FGL NY Insurance may issue group annuity contracts to discharge pension plan liabilities from a pension plan sponsor. Life contingent PRT premiums are included in life insurance premiums and other fees below.
Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, this document includes non-GAAP financial measures, which the Company believes are useful to help investors better understand its financial performance, competitive position and prospects for the future. Management believes these non-GAAP financial measures may be useful in certain instances to provide additional meaningful comparisons between current results and results in prior operating periods. Our non-GAAP measures may not be comparable to similarly titled measures of other organizations because other organizations may not calculate such non-GAAP measures in the same manner as we do. The presentation of this financial information is not intended to be considered in isolation of or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. By disclosing these non-GAAP financial measures, the Company believes it offers investors a greater understanding of, and an enhanced level of transparency into, the means by which the Company’s management operates the Company. Any non-GAAP measures should be considered in context with the GAAP financial presentation and should not be considered in isolation or as a substitute for GAAP net earnings, net earnings attributable to common shareholders, or any other measures derived in accordance with GAAP as measures of operating performance or liquidity. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are provided within.
Adjusted Net Earnings Attributable to Common Shareholders
Adjusted net earnings attributable to common shareholders (“Adjusted net earnings”) is a non-GAAP economic measure we use to evaluate financial performance each period. Adjusted net earnings is calculated by adjusting net earnings (loss) from continuing operations attributable to common shareholders to eliminate:
(i)Recognized (gains) and losses, net: the impact of net investment gains/losses, including changes in allowance for expected credit losses and other than temporary impairment (“OTTI”) losses, recognized in operations; the impact of market volatility on the alternative asset portfolio that differs from management's expectation of returns over the life of these assets; and the effect of changes in fair value of the reinsurance related embedded derivative;

(ii)Indexed product related derivatives: the impacts related to changes in the fair value, including both realized and unrealized gains and losses, of index product related derivatives and embedded derivatives, net of hedging cost;
(iii)Purchase price amortization: the impacts related to the amortization of certain intangibles (internally developed software, trademarks and value of distribution asset (“VODA”)) recognized as a result of acquisition activities;
(iv)Transaction costs: the impacts related to acquisition, integration and merger related items; and
(v)Other “non-recurring,” “infrequent” or “unusual items”: Management excludes certain items determined to be “non-recurring,” “infrequent” or “unusual” from adjusted net earnings when incurred if it is determined these expenses are not a reflection of the core business and when the nature of the item is such that it is not reasonably likely to recur within two years and/or there was not a similar item in the preceding two years.
Adjustments to adjusted net earnings are net of the corresponding impact on amortization of intangibles, as appropriate. The income tax impact related to these adjustments is measured using an effective tax rate, as appropriate by tax jurisdiction. While these adjustments are an integral part of the overall performance of F&G, market conditions and/or the non-operating nature of these items can overshadow the underlying performance of the core business. Accordingly, management considers this to be a useful measure internally and to investors and analysts in analyzing the trends of our operations. Adjusted net earnings should not be used as a substitute for net earnings (loss). However, we believe the adjustments made to net earnings (loss) in order to derive adjusted net earnings provide an understanding of our overall results of operations.
For example, we could have strong operating results in a given period, yet report net income that is materially less, if during such period the fair value of our derivative assets hedging the FIA and IUL index credit obligations decreased due to general equity market conditions but the embedded derivative liability related to the index credit obligation did not decrease in the same proportion as the derivative assets because of non-equity market factors such as interest rate and non-performance credit spread movements. Similarly, we could also have poor operating results in a given period yet show net earnings (loss) that is materially greater, if during such period the fair value of the derivative assets increases but the embedded derivative liability did not increase in the same proportion as the derivative assets. We hedge our index credits with a combination of static and dynamic strategies, which can result in earnings volatility, the effects of which are generally likely to reverse over time. Our management and board of directors review adjusted net earnings and net earnings (loss) as part of their examination of our overall financial results. However, these examples illustrate the significant impact derivative and embedded derivative movements can have on our net earnings (loss). Accordingly, our management performs a review and analysis of these items, as part of their review of our hedging results each period.
Amounts attributable to the fair value accounting for derivatives hedging the FIA and IUL index credits and the related embedded derivative liability fluctuate from period to period based upon changes in the fair values of call options purchased to fund the annual index credits, changes in the interest rates and non-performance credit spreads used to discount the embedded derivative liability, and the fair value assumptions reflected in the embedded derivative liability. The accounting standards for fair value measurement require the discount rates used in the calculation of the embedded derivative liability to be based on risk-free interest rates adjusted for our non-performance as of the reporting date. The impact of the change in fair values of FIA-related derivatives, embedded derivatives and hedging costs has been removed from net earnings (loss) in calculating adjusted net earnings.
Notable Items included in Adjusted Net Earnings
Each quarterly reporting period, we identify notable items that help explain the trends in our adjusted net earnings as we believe these items, which can be core and/or non-core in nature, provide further insight to the financial performance of the business.

Total Equity excluding AOCI
Total equity excluding AOCI is based on total equity excluding the effect of AOCI.Since AOCI fluctuates from quarter to quarter due to unrealized changes in the fair value of available for sale investments, management considers this non-GAAP financial measure to provide useful supplemental information internally and to investors and analysts assessing the level of earned equity on total equity.
Debt-to-Capital ratio excluding AOCI
Debt-to-capital ratio excluding AOCI is computed by dividing total aggregate principal amount of debt by total capitalization (total debt plus total equity excluding AOCI). Management considers this non-GAAP financial measure to be useful internally and to investors and analysts when assessing its capital position.
Book Value per Share (including and excluding AOCI)
Book value per share including and excluding AOCI is calculated as total equity (or total equity excluding AOCI) divided by the total number of shares of common stock outstanding. Management considers this to be a useful measure internally and for investors and analysts to assess the capital position of the Company.
Return on Average Equity 1
Return on average equity is calculated by dividing net earnings (loss) available to common shareholders by total average equity. Average equity for the twelve months rolling period, is the simple average of 5 points throughout the period and for the quarterly period average equity is calculated using the beginning and ending equity for the period. For periods less than a full fiscal year, amounts disclosed in Summary Historical Consolidated Financial Information are annualized. As a result of the FNF Acquisition, the starting point for calculation of average equity was reset to June 1, 2020. The rolling average is calculated from the FNF Acquisition date forward to use available historical data points until 5 historical data points are available. Management considers the 5 point average to be a more precise measure of average equity over a one year period as it smooths any one period that might have a significant increase or decrease. Management considers this to be a useful measure internally and for investors and analysts to assess the level of return driven by the Company that is available to common shareholders.
Return on Average Equity excluding AOCI 1
Return on average equity excluding AOCI is calculated by dividing net earnings (loss) available to common shareholders by total average equity excluding AOCI. Average equity excluding AOCI for the twelve months rolling period, is the simple average of 5 points throughout the period and for the quarterly period average equity excluding AOCI is calculated using the beginning and ending equity, excluding AOCI, for the period. For periods less than a full fiscal year, amounts disclosed in Summary Historical Consolidated Financial Information are annualized. As a result of the acquisition, the starting point for calculation of average equity was reset to June 1, 2020. The rolling average is calculated from the acquisition date forward to use available historical data points until 5 historical data points are available. Since AOCI fluctuates from quarter to quarter due to unrealized changes in the fair value of available for sale investments. Management considers the 5 point average to be a more precise measure of average equity over a one year period as it smooths any one period that might have a significant increase or decrease. Management considers this to be a useful measure internally and for investors and analysts to assess the level of return driven by the Company that is available to common shareholders.
Adjusted Return on Average Equity excluding AOCI 1
Adjusted return on equity excluding AOCI is calculated by dividing adjusted net earnings by total average equity excluding AOCI. Average equity excluding AOCI for the twelve months rolling period, is the simple average
1 The calculation as of June 30, 2022, utilizes a 5 point simple average of the equity balances as of June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022. The calculations for the years ended December 31, 2021 and December 31, 2019, utilize a 5 point simple average of the equity balances as of the prior December 31, and the respective year equity balances as of March 31, June 30, September 30 and December 31. The calculation as of May 31, 2020, utilizes a 5 point simple average of the equity balances as of June 30, 2019, September 30, 2019, December 31, 2019, March 31, 2020 and May 31, 2020. The calculation as of December 31, 2020, utilizes a 4 point simple average of the equity balances as of June 1, 2020, June 30, 2020, September 30, 2020, and December 31, 2020.

of 5 points throughout the period and for the quarterly period average equity is calculated using the beginning and ending equity, excluding AOCI, for the period. For periods less than a full fiscal year, amounts disclosed in the table are annualized. As a result of the FNF Acquisition, the starting point for calculation of average equity was reset to June 1, 2020. The rolling average is calculated from the FNF Acquisition date forward to use available historical data points until 5 historical data points are available. Management considers the 5 point average to be a more precise measure of average equity over a one year period as it smooths any one period that might have a significant increase or decrease. Since AOCI fluctuates from quarter to quarter due to unrealized changes in the fair value of available for sale investments, Management considers this non-GAAP financial measure to provide useful supplemental information internally and to investors and analysts assessing the level of adjusted earned return on equity.
Assets Under Management
AUM is a non-GAAP measure that we use to assess the rate of return on assets available for reinvestment. AUM is calculated as the sum of:
(i)total invested assets at amortized cost, excluding derivatives, net of reinsurance qualifying for risk transfer in accordance with GAAP;
(ii)related party loans and investments;
(iii)accrued investment income;
(iv)the net payable/receivable for the purchase/sale of investments, and
(v)cash and cash equivalents excluding derivative collateral at the beginning of the period and the end of each month in the period, divided by the total number of months in the period plus one.
Management considers this non-GAAP financial measure to be useful internally and to investors and analysts when assessing the rate of return on assets available for reinvestment.
Average Assets Under Management (“AAUM”)
AAUM is calculated as AUM at the beginning of the period and the end of each month in the period, divided by the total number of months in the period plus one. Management considers this non-GAAP financial measure to be useful internally and to investors and analysts when assessing rate of return on assets available for reinvestment.
Adjusted Return on Assets
Adjusted return on assets is calculated by dividing annualized adjusted net earnings by year-to-date AAUM. Management considers this non-GAAP financial measure to be useful internally and to investors and analysts when assessing financial performance and profitability earned on AAUM.
Yield on AAUM
Yield on AAUM is calculated by dividing annualized net investment income by AAUM. Management considers this non-GAAP financial measure to be useful internally and to investors and analysts when assessing the level of return earned on AAUM.
Alternative Investment Yield Adjustment
Alternative investment yield adjustment is the current period yield impact of market volatility on the alternative investment portfolio that differ from management's expectation of returns over the life of these assets. Management considers this non-GAAP financial measure to be useful internally and to investors and analysts when assessing the level of return earned on AAUM.

Adjusted Yield on AAUM
Adjusted yield on AAUM is calculated by dividing annualized net investment income by AAUM, plus or minus the alternative investment yield adjustment. Management considers this non-GAAP financial measure to be useful internally and to investors and analysts when assessing the level of return earned on AAUM.
Sales
Annuity, IUL, funding agreement and non-life contingent PRT sales are not derived from any specific GAAP income statement accounts or line items and should not be viewed as a substitute for any financial measure determined in accordance with GAAP. Sales from these products are recorded as deposit liabilities (i.e., contractholder funds) within our Consolidated Financial Statements in accordance with GAAP. Life contingent PRT sales are recorded as premiums in revenues within the consolidated financial statements. Management believes that presentation of sales, as measured for management purposes, enhances the understanding of our business and helps depict longer term trends that may not be apparent in the results of operations due to the timing of sales and revenue recognition.
Results of Operations
The results of operations for the six months ended June 30, 2022 and June 30, 2021, the year ended December 31, 2021, the period from June 1 to December 31, 2020 (following the June 1, 2020 acquisition by FNF), and the Predecessor results for the period from January 1, 2020 to May 31, 2020 and for the year ended December 31, 2019 were as follows (in millions):

	Six months ended June 30,		Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2022	2021	2021	2020	2020	2019
					Predecessor	Predecessor
						(As Restated)
Revenues:
Life insurance premiums and other fees	$662	$126	$1,395	$138	$90	$220
Interest and investment income	876	860	1,852	743	403	1,169
Recognized gains and (losses), net	(723)	355	715	352	(338)	505
Total revenues	815	1,341	3,962	1,233	155	1,894
Expenses:
Benefits and other changes in policy reserves	(210)	549	2,138	866	298	1,148
Personnel costs	64	61	129	65	34	78
Other operating expenses	49	54	105	75	75	87
Depreciation and amortization	264	209	484	123	(51)	128
Interest expense	17	15	29	18	13	32
Total expenses	184	888	2,885	1,147	369	1,473
Earnings (loss) from continuing operations before income taxes	631	453	1,077	86	(214)	421
Income tax (expense) benefit	(165)	(93)	(220)	75	14	(60)
Net earnings (loss) from continuing operations	466	360	857	161	(200)	361
Net earnings (loss) from discontinued operations, net of tax	—	11	8	(25)	(114)	51
Net earnings (loss)	466	371	865	136	(314)	412
Less: Preferred stock dividend	—	—	—	—	8	31
Net earnings (loss) available to common shareholders	$466	$371	$865	$136	$(322)	$381

Six months ended June 30, 2022 compared to six months ended June 30, 2021
The following table summarizes sales by product type (in millions) (see “—Non-GAAP Financial Measures”):

	Six months ended
	June 30, 2022	June 30, 2021
Fixed indexed annuities (FIA)	$2,076	$2,182
Fixed rate annuities (MYGA)	1,560	979
Total annuity	3,636	3,161
Indexed universal life (IUL)	56	35
Funding agreements (FABN/FHLB)	1,443	1,125
Pension risk transfer (PRT)	527	—
Total Gross Sales	$5,662	$4,321
Sales attributable to flow reinsurance to third parties	(780)	(489)
Total Net Sales	$4,882	$3,832
•FIA and MYGA sales increased during the six months ended June 30, 2022 compared to the six months ended June 30, 2021, and reflect pricing actions taken to align to the macro environment.
•Funding agreements, reflecting new FABN and FHLB agreements during the six months ended June 30, 2022, were higher compared to the six months ended June 30, 2021, and reflect our expansion into institutional markets during 2021 and are subject to fluctuation period to period.
•PRT sales during the six months ended June 30, 2022 of $527 million, reflect entrance into the PRT market in the second half of 2021, and are also subject to fluctuation period to period.
Revenues
Life insurance premiums and other fees
Life insurance premiums and other fees primarily reflect premiums on life-contingent PRTs and traditional life insurance products, which are recognized as revenue when due from the policyholder, as well as policy rider fees primarily on FIA policies, the cost of insurance on IUL policies and surrender charges assessed against policy withdrawals in excess of the policyholder's allowable penalty-free amounts (up to 10% of the prior year's value, subject to certain limitations). The following table summarizes the Life insurance premiums and other fees, on the unaudited Condensed Consolidated Statements of Earnings (in millions), for the six months ended June 30, 2022 and June 30, 2021:

	Six months ended
	June 30, 2022	June 30, 2021
Life-contingent pension risk transfer premiums	$520	$—
Traditional life insurance premiums	7	8
Life-contingent immediate annuity premiums	12	8
Surrender charges	23	18
Policyholder fees and other income	100	92
Life insurance premiums and other fees	$662	$126
•Life insurance premiums and other fees for the six months ended June 30, 2022 increased compared to the six months ended June 30, 2021 reflecting our entrance into the PRT market in the second half of 2021. As noted above, PRT premiums are subject to fluctuation period to period.

Interest and investment income
Below is a summary of interest and investment income (in millions):

	Six months ended
	June 30, 2022	June 30, 2021
Fixed maturity securities, available-for-sale	$655	$603
Equity securities	34	28
Mortgage loans	88	56
Limited partnerships	171	245
Other investments	20	7
Gross investment income	968	939
Investment expense	(92)	(79)
Interest and investment income	$876	$860
Our AAUM, yield on AAUM, alternative investment yield adjustment and adjusted yield on AAUM are summarized as follows (annualized) (dollars in millions) (see “Non-GAAP Financial Measures”):

	Six months ended
	June 30, 2022	June 30, 2021
AAUM	$38,351	$29,722
Yield on AAUM (at amortized cost)	4.57%	5.79%
Alternative investment yield adjustment	0.18%	(1.01)%
Adjusted yield on AAUM	4.75%	4.78%
•AAUM was higher for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, reflecting net new business asset flows, offset by net reinsurance and other activity.
•Interest and investment income was higher for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 primarily due to $251 million from invested asset growth, partially offset by $197 million from lower returns on alternative investments and $38 million of all other rate impacts.
Recognized gains and losses, net
Below is a summary of the major components included in recognized gains and losses, net (in millions):

	Six months ended
	June 30, 2022	June 30, 2021
Net realized and unrealized (losses) gains on fixed maturity available-for-sale securities, equity securities and other invested assets	$(269)	$64
Change in allowance for expected credit losses	(7)	2
Net realized and unrealized (losses) gains on certain derivatives instruments	(702)	287
Change in fair value of reinsurance related embedded derivatives	263	—
Change in fair value of other derivatives and embedded derivatives	(8)	2
Recognized gains and losses, net	$(723)	$355
•For the six months ended June 30, 2022, net realized and unrealized gains (losses) on fixed maturity available-for-sale securities, equity securities and other invested assets is primarily the result of mark-to-market losses on our equity securities and realized losses on fixed maturity available-for-sale securities.

•For the six months ended June 30, 2021, net realized and unrealized gains (losses) on fixed maturity available-for-sale securities, equity securities and other invested assets is primarily the result of realized gains on fixed maturity available-for-sale securities.
•For all periods, net realized and unrealized gains (losses) on certain derivative instruments primarily relate to the net realized and unrealized gains (losses) on options and futures used to hedge FIA and IUL products, including gains on option and futures expiration. See the table below for primary drivers of gains (losses) on certain derivatives.
•The fair value of reinsurance related embedded derivative is based on the change in fair value of the underlying assets held in the funds withheld (“FWH”) portfolio.
We utilize a combination of static (call options) and dynamic (long futures contracts) instruments in our hedging strategy. A substantial portion of the call options and futures contracts are based upon the S&P 500 Index with the remainder based upon other equity, bond and gold market indices.
The components of the realized and unrealized gains (losses) on certain derivative instruments hedging our indexed annuity and universal life products are summarized in the table below (dollars in millions):

	Six months ended
	June 30, 2022	June 30, 2021
Call options:
Gains on option expiration	$4	$169
Change in unrealized (losses) gains	(713)	110
Futures contracts:
(Losses) gains on futures contracts expiration	(2)	8
Change in unrealized gains (losses)	(3)	(4)
Foreign currency forward:
Gains on foreign currency forward	12	4
Total net change in fair value	$(702)	$287

Annual Point-to-Point Change in S&P 500 Index during the periods	(21)%	14%
•Realized gains and losses on certain derivative instruments are directly correlated to the performance of the indices upon which the call options and futures contracts are based and the value of the derivatives at the time of expiration compared to the value at the time of purchase. Gains (losses) on option expiration reflect the movement during each period on options settled during the respective period.
•The change in unrealized gains (losses) due to fair value of call options is primarily driven by the underlying performance of the S&P 500 Index during each respective period relative to the S&P 500 Index on the policyholder buy dates.
•The net change in fair value of the call options and futures contracts was primarily driven by movements in the S&P 500 Index relative to the policyholder buy dates.

The average index credits to policyholders are as follows:

	Six months ended
	June 30, 2022	June 30, 2021
Average Crediting Rate	2%	5%
S&P 500 Index:
Point-to-point strategy	2%	5%
Monthly average strategy	3%	2%
Monthly point-to-point strategy	1%	5%
3 year high water mark	12%	12%
•Actual amounts credited to contractholder fund balances may differ from the index appreciation due to contractual features in the FIA contracts and certain IUL contracts (caps, spreads and participation rates), which allow us to manage the cost of the options purchased to fund the annual index credits.
•The credits for the periods presented were based on comparing the S&P 500 Index on each issue date in the period to the same issue date in the respective prior year periods.
Benefits and expenses
Benefits and other changes in policy reserves
Below is a summary of the major components included in Benefits and other changes in policy reserves (in millions):

	Six months ended
	June 30, 2022	June 30, 2021
PRT agreements	$521	$—
FIA/IUL market related liability movements	(1,114)	(64)
Index credits, interest credited & bonuses	361	436
Annuity payments and other	22	177
Total benefits and other changes in policy reserves	$(210)	$549
•The FIA/IUL market related liability movements during the six months ended June 30, 2022 and June 30, 2021, respectively, are mainly driven by changes in the equity markets, non-performance spreads, and risk free rates during the periods. The change in risk free rates and non-performance spreads (decreased) the FIA market related liability by $(559) million and $(131) million during the six months ended June 30, 2022 and June 30, 2021, respectively. The remaining changes in market value of the market related liability movements for all periods was driven by equity market impacts. See “—Revenues — Recognized gains and losses” above for summary and discussion of net unrealized gains (losses) on certain derivative instruments.
•Index credits, interest credited & bonuses for the six months ended June 30, 2022 were lower compared to the six months ended June 30, 2021 and primarily reflected lower index credits on FIA policies as a result of market movement during the respective periods. Refer to average policyholder index discussion above for details on drivers.
•PRT agreements for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 reflects our entrance into the PRT market in the second half of 2021. PRT agreements are subject to fluctuation period to period.

Amortization of intangibles
Below is a summary of the major components included in depreciation and amortization (in millions):

	Six months ended
	June 30, 2022	June 30, 2021
Amortization of DAC, VOBA, and DSI	$282	$232
Interest	(26)	(20)
Unlocking	(6)	(17)
Amortization of other intangible assets and other depreciation	14	14
Total depreciation and amortization	$264	$209
•Amortization of VOBA, DAC and DSI is based on current and future expected gross margins (pre-tax operating income before amortization). The amortization for the periods presented is the result of actual gross profits (“AGPs”) in the period.
Other items affecting net earnings
Income tax expense (benefit)
Below is a summary of the major components included in income tax expense (benefit) (dollars in millions):

	Six months ended
	June 30, 2022	June 30, 2021
Income before taxes	$631	$453

Income tax expense before valuation allowance	127	107
Change in valuation allowance	38	(14)
Federal income tax expense (benefit)	$165	$93
Effective rate	26%	21%
•Income tax expense for the six months ended June 30, 2022 was $165 million, inclusive of a change in the valuation allowance of $38 million, compared to income tax expense of $93 million, inclusive of a change in the valuation allowance of $(14) million for the six months ended June 30, 2021. The effective tax rate was 26% and 21% for the six months ended June 30, 2022 and June 30, 2021, respectively. The increase in the effective tax rate for the six months ended June 30, 2022 is primarily related to the valuation allowance recorded on realized capital losses on the sale of discontinued operations, for which it is more likely than not that we will not be able to realize for tax purposes.

Adjusted Net Earnings (See “—Non-GAAP Financial Measures”)
The table below shows the adjustments made to reconcile Net earnings from continuing operations to Adjusted net earnings (in millions):

	Six months ended
	June 30, 2022	June 30, 2021
Net earnings (loss) from continuing operations attributable to common shareholders	$466	$360
Non-GAAP adjustments:
Recognized (gains) and losses, net:
Net realized and unrealized gains (losses) on fixed maturity available-for-sale securities, equity securities and other invested assets	301	(214)
Change in allowance for expected credit losses	7	(3)
Change in fair value of reinsurance related embedded derivatives	(263)	—
Change in fair value of other derivatives and embedded derivatives	(4)	(5)
Recognized (gains) and losses, net	41	(222)
Indexed product related derivatives	(418)	(181)
Purchase price amortization	11	13
Transaction costs and other non-recurring items	4	4
Amortization of actuarial intangibles and SOP-03-1 reserve offset on non-GAAP adjustments	38	148
Income taxes on non-GAAP adjustments	68	48
Adjusted net earnings	$210	$170
Notable items included in adjusted net earnings (a)	$20	$34
___________________
(a)See the commentary below for explanation of notable items for each period.
•Adjusted net earnings increased from $170 million for the six months ended June 30, 2021 to $210 million for the six months ended June 30, 2022. The June 30, 2022 results include $20 million of net favorable notable items, primarily as a result of $30 million favorable actuarial assumption updates and $28 million other net favorable items, including gains on CLO redemptions; partially offset by $38 million of income tax expense due to a valuation allowance recorded against deferred tax assets related to the past sale of discontinued operations. Comparatively, adjusted net earnings for the six months ended June 30, 2021 included $34 million of favorable notable items, primarily as a result of favorable change in reserves and gains on CLO redemptions.

Year ended December 31, 2021, compared to the period from June 1 to December 31, 2020, and the Predecessor results for the period from January 1, 2020 to May 31, 2020 and for the year ended December 31, 2019 (as restated)
The following table summarizes sales by product type of the Company, which are not affected by the acquisition, and are comparable to prior period data (in millions):

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019
			Predecessor
Fixed indexed annuities (FIA)	$4,310	$3,459	$2,820
Fixed rate annuities (MYGA)	1,738	776	776
Total annuity	6,048	4,235	3,596
Indexed universal life (IUL)	87	50	38
Funding agreements (FABN/FHLB)	2,310	200	297
Pension risk transfer (PRT)	1,147	—	—
Total Gross Sales	$9,592	$4,485	$3,931
Sales attributable to flow reinsurance to third parties	(869)	—	—
Total Net Sales	$8,723	$4,485	$3,931
•FIA and MYGA sales were strong during the year ended December 31, 2021 compared to the year ended December 31, 2020 and were stronger in the year ended December 31, 2020 compared to the year ended December 31, 2019. The increases in both years reflect F&G's productive and expanding retail distribution through independent agents, banks and broker dealers.
•Funding agreements and pension risk transfer sales during the year ended December 31, 2021 reflect F&G's expansion into institutional markets during 2021 and are subject to fluctuation period to period.
Revenues
Life insurance premiums and other fees
Life insurance premiums and other fees primarily reflect premiums on life-contingent pension risk transfers and traditional life insurance products, which are recognized as revenue when due from the policyholder, as well as the cost of insurance on IUL policies, policy rider fees primarily on FIA policies, and surrender charges assessed against policy withdrawals in excess of the policyholder's allowable penalty-free amounts (up to 10% of the prior year's value, subject to certain limitations). The following table summarizes the Life insurance premiums and other fees on the Consolidated Statements of Earnings (in millions), for the year ended December 31, 2021, the period from June

1 to December 31, 2020 (following the June 1, 2020 acquisition by FNF), and the Predecessor results for the period from January 1, 2020 to May 31, 2020 and for the year ended December 31, 2019:

	Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Life-contingent pension risk transfer premiums	$1,147	$—	$—	$—
Traditional life insurance premiums	18	13	7	26
Life-contingent immediate annuity premiums	13	10	11	14
Surrender charges	33	13	10	30
Policyholder fees and other income	184	102	62	150
Life insurance premiums and other fees	$1,395	$138	$90	$220
•Life insurance premiums and other fees for the year ended December 31, 2021 reflect an increase compared to prior periods primarily due to entrance into the PRT market in 2021.
•Traditional life insurance premiums for all periods are related to the return of premium riders on traditional life contracts. FGL Insurance has ceded the majority of its traditional life business to unaffiliated third-party reinsurers. While the base contract has been reinsured, we continue to retain the return of premium rider. Decreases for the periods primarily reflect the continuing maturing of the return of premium block of business.
•Immediate annuity premiums for all periods reflect policyholder behavior for annuitizations.
•Surrender charges for all periods reflect amounts assessed against policy withdrawals in excess of the policyholder's allowable penalty-free amounts.
•Policyholder fees and other income for the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020, the predecessor period from January 1, 2020 to May 31, 2020 and for predecessor year ended December 31, 2019 primarily reflect GMWB rider fees of $137 million, $72 million, $50 million and $94 million, respectively, and cost of insurance charges on IUL policies, net of unearned revenue deferrals, of $31 million, $22 million, $12 million and $24 million, respectively. GMWB rider fees are based on the policyholder's benefit base and are collected at the end of the policy year.
Interest and investment income
Below is a summary of interest and investment income (in millions):

	Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
Fixed maturity securities, available-for-sale	$1,213	$643	$426	$1,058
Equity securities	58	42	20	76
Mortgage loans	131	50	36	42
Limited partnerships	589	75	(37)	81
Other investments	24	8	9	19
Gross investment income	2,015	818	454	1,276
Investment expense	(163)	(75)	(51)	(107)
Interest and investment income	$1,852	$743	$403	$1,169

Our year to date AAUM is summarized as follows (dollars in millions) (see “Non-GAAP Financial Measures”):

	Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
AAUM	$31,938	$27,322	$26,824	$25,617
Yield on AAUM (at amortized cost)	5.80%	4.66%	3.60%	4.56%
Alternative investment yield adjustment (a)	(1.04)%	0.04%	0.74%	—%
Adjusted yield on AAUM	4.76%	4.70%	4.34%	4.56%
__________________
(a)Periods after April 1, 2020 include alternative investment yield adjustment
•The increases in AAUM for all periods reflect new business asset flows, offset by net reinsurance and other activity.
•The $1,852 million net investment income (“NII”) for the year ended December 31, 2021 was primarily driven by $1,213 million in fixed maturity securities, $589 million of interest and investment income related to our investments in limited partnerships, $131 million in mortgage loans and $24 million in other investments, partially offset by $163 million in investment expenses.
•The $743 million NII for the period from June 1, 2020 to December 31, 2020 was primarily driven by $643 million in fixed maturity securities, $75 million of interest and investment income related to our investments in limited partnerships, and $50 million in mortgage loans, partially offset by $75 million in investment expenses.
•The $403 million NII for the predecessor period from January 1, 2020 to May 31, 2020 was primarily driven by $426 million in fixed maturity securities, $36 million in mortgage loans, $20 million and in equity securities, partially offset by $51 million in investment expenses and $37 million of interest and investment income related to our investments in limited partnerships.
•The $1,169 million NII for the predecessor year ended December 31, 2019 was primarily driven by $1,058 million in fixed maturity securities, $81 million of interest and investment income related to our investments in limited partnerships, $76 million in equity securities and $42 million in mortgage loans, partially offset by $107 million in investment expenses.

Recognized gains and losses, net
Below is a summary of the major components included in recognized gains and losses, net (in millions):

	Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Net realized and unrealized gains (losses) on fixed maturity available-for-sale securities, equity securities and other invested assets	$57	$179	$(121)	$172
Change in allowance for expected credit losses	4	(19)	(23)	—
Net realized and unrealized gains (losses) on certain derivatives instruments	615	237	(212)	398
Change in fair value of reinsurance related embedded derivatives	34	(53)	19	(72)
Change in fair value of other derivatives and embedded derivatives	5	8	(1)	7
Recognized gains and losses, net	$715	$352	$(338)	$505
•For the year ended December 31, 2021 and for the period from June 1, 2020 to December 31, 2020, net realized and unrealized gains on fixed maturity available-for-sale securities, equity securities and other invested assets is primarily the result of realized gains on fixed maturity available-for-sale securities, partially offset by mark-to-market movement on our equity securities.
•For the predecessor period from January 1, 2020 to May 31, 2020, net realized and unrealized losses on fixed maturity available-for-sale securities, equity securities and other invested assets is primarily the result of mark-to-market losses on our equity securities and realized losses on fixed maturity available-for-sale securities.
•For the predecessor year ended December 31, 2019, net realized and unrealized gains on fixed maturity available-for-sale securities, equity securities and other invested assets is primarily the result of mark-to-market gains on our equity securities and realized gains on fixed maturity available-for-sale securities.
•Allowance for expected credit losses during the year ended December 31, 2021 decreased primarily due to improved economic conditions for residential mortgage loans, partially offset by higher reserves for commercial mortgage loans. As of the June 1, 2020 acquisition by FNF, due to purchase accounting adjustments, our expected credit loss reserve was valued at $0. For the period from June 1, 2020 to December 31, 2020, the expected credit loss reserve increased primarily due to reserves established for residential mortgage loans. For the predecessor period from January 1, 2020 to May 31, 2020, the expected credit loss reserve increased primarily due to reserves established for fixed maturity available-for-sale securities. We adopted ASC 326, Financial Instruments - Credit Losses, effective January 1, 2020.
•For all periods, net realized and unrealized gains (losses) on certain derivative instruments primarily relate to the net realized and unrealized gains (losses) on options and futures used to hedge FIA and IUL products, including gains on option and futures expiration. See the table below for primary drivers of gains (losses) on certain derivatives.
•The fair value of reinsurance related embedded derivative is based on the change in fair value of the underlying assets held in the FWH portfolio.
We utilize a combination of static (call options) and dynamic (long futures contracts) instruments in our hedging strategy. A substantial portion of the call options and futures contracts are based upon the S&P 500 Index with the remainder based upon other equity, bond and gold market indices.

The components of the realized and unrealized gains (losses) on certain derivative instruments hedging our indexed annuity and universal life products are summarized in the table below (dollars in millions):

	Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Call Options:
Gains on option expiration	$437	$62	$7	$(42)
Change in unrealized gains (losses)	160	167	(228)	411
Futures contracts:
Gains on futures contracts expiration	9	21	3	23
Change in unrealized gains (losses)	(1)	(6)	5	3
Foreign currency forward:
Gains (losses) on foreign currency forward	10	(7)	1	3
Total net change in fair value	$615	$237	$(212)	$398
Year-to-Date Point-to-Point Change in S&P 500 Index during respective periods	27%	23%	(6)%	28%
•Realized gains and losses on certain derivative instruments are directly correlated to the performance of the indices upon which the call options and futures contracts are based and the value of the derivatives at the time of expiration compared to the value at the time of purchase. Gains (losses) on option expiration reflect the movement during each period on options settled during the respective period.
•The change in unrealized gains (losses) due to fair value of call options is primarily driven by the underlying performance of the S&P 500 Index during each respective period relative to the S&P 500 Index on the policyholder buy dates.
•The net change in fair value of the call options and futures contracts was primarily driven by movements in the S&P 500 Index relative to the policyholder buy dates.
The average index credits to policyholders are as follows:

	Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
Average Crediting Rate	5%	3%	2%	2%
S&P 500 Index:
Point-to-point strategy	4%	5%	2%	3%
Monthly average strategy	3%	2%	3%	2%
Monthly point-to-point strategy	7%	—%	1%	—%
3 year high water mark	16%	19%	14%	18%
•Actual amounts credited to contractholder fund balances may differ from the index appreciation due to contractual features in the FIA and certain IUL contracts (caps, spreads and participation rates), which allow us to manage the cost of the options purchased to fund the annual index credits.
•The credits for the periods presented were based on comparing the S&P 500 Index on each issue date in the period to the same issue date in the respective prior year periods.

Benefits and expenses
Benefits and other changes in policy reserves
Below is a summary of the major components included in Benefits and other changes in policy reserves (in millions):

	Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
PRT agreements	$1,149	$—	$—	$—
FIA/ IUL market related liability movements	(378)	317	(15)	411
Index credits, interest credited & bonuses	1,024	319	210	477
Annuity payments and other	343	230	103	260
Total benefits and other changes in policy reserves	$2,138	$866	$298	$1,148
•PRT agreements for the twelve months ended December 31, 2021 reflect new PRT deals for the period.
•The FIA/IUL market related liability movements for all periods are mainly driven by changes in the equity markets, non-performance spreads, and risk free rates during the respective periods. Additionally, 2021 includes the system implementation and assumption review process impacts discussed below. The change in risk free rates and non-performance spreads (decreased)/ increased the FIA market related liability by ($74) million, $268 million, $141 million and $(63) million during the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020, the predecessor period from January 1, 2020 to May 31, 2020 and for the predecessor year ended December 31, 2019, respectively. The remaining change in market value of the market related liability movements was driven by equity market impacts. See “—Revenues — Recognized gains and losses” above for summary and discussion of net unrealized gains (losses) on certain derivative instruments.
•Annually, typically in the third quarter, we review assumptions associated with reserves for policy benefits and product guarantees. In addition, during the third quarter of 2021, we implemented a new actuarial valuation system, and as a result, our third quarter 2021 assumption updates include model refinements and assumption updates resulting from the implementation. The system implementation and assumption review process included refinements in the calculation of the fair value of the embedded derivative component of our fixed indexed annuities. These changes, taken together, resulted in a decrease in contractholder funds and future policy reserves of $397 million.
•The index credits, interest credited and bonuses were primarily due to index credits on FIA policies. Refer to average policyholder index discussion above for details on drivers.

Depreciation and amortization
Below is a summary of the major components included in depreciation and amortization (in millions):

	Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Amortization of VOBA, DAC and DSI	$517	$131	$(46)	$149
Interest	(44)	(22)	(17)	(35)
Unlocking	(12)	(2)	11	5
Amortization of other intangible assets and other depreciation	23	16	1	9
Total depreciation and amortization	$484	$123	$(51)	$128
•Amortization of VOBA, DAC and DSI is based on current and future expected gross margins (pre-tax operating income before amortization) and includes the system implementation discussed below. The amortization for each period is the result of actual gross profits (“AGPs”) in the respective periods.
•Annually, typically in the third quarter, we review assumptions associated with the amortization of intangibles. In addition, during the third quarter of 2021, we implemented a new actuarial valuation system and as a result, our third quarter 2021 assumption updates include model refinements and assumption updates resulting from the implementation. The changes, taken together, increased amortization of intangibles by $136 million.
Other items affecting net earnings
Income tax expense (benefit)
Below is a summary of the major components included in income tax expense (benefit) (dollars in millions):

	Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Income (loss) before taxes	$1,077	$86	$(214)	$421

Income tax (expense) benefit before valuation allowance	(234)	21	41	(86)
Change in valuation allowance	14	54	(27)	26
Federal income tax (expense) benefit	$(220)	$75	$14	$(60)
Effective rate	20%	(87)%	7%	14%
•Income tax expense for the year ended December 31, 2021 was $220 million. The income tax expense was primarily driven by taxes on income, partially offset by favorable permanent adjustments.
•Income tax benefit for the period from June 1, 2020 to December 31, 2020 was $75 million. The income tax benefit was primarily driven by the change in tax status benefit recorded at December 31, 2020 and valuation allowance releases on the current period activity in Front Street Re Cayman Ltd. (“FSRC”) included in continuing operations and the US non-life companies.

•Income tax benefit for the predecessor period from January 1, 2020 to May 31, 2020 was $14 million. The income tax benefit was primarily driven by tax benefit on the loss, partially offset by the valuation allowance recorded on the ordinary deferred tax assets in FSRC included in continuing operations.
•Income tax expense for the predecessor year ended December 31, 2019, as restated, was $60 million. The income tax expense was primarily driven by taxes on income, partially offset by the valuation allowance release on ordinary deferred tax assets in FSRC included in continuing operations.
•See Note Q — Income Taxes to the Consolidated Financial Statements for further information.
Adjusted Net Earnings (See “Non-GAAP Financial Measures”)
The table below shows the adjustments made to reconcile net earnings (loss) from continuing operations to Adjusted net earnings (in millions):

	Year ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Net earnings (loss) from continuing operations	$857	$161	$(200)	$361
Less preferred stock dividend	—	—	(8)	(31)
Net earnings (loss) from continuing operations attributable to common shareholders	$857	$161	$(208)	$330
Non-GAAP adjustments:
Recognized (gains) losses, net:
Net realized and unrealized gains (losses) on fixed maturity available-for-sale securities, equity securities and other invested assets	(393)	(170)	205	(175)
Change in allowance for expected credit losses	(5)	40	23	—
Change in fair value of reinsurance related embedded derivatives	(34)	53	(19)	72
Change in fair value of other derivatives and embedded derivatives	(8)	—	1	(7)
Recognized (gains) losses, net	(440)	(77)	210	(110)
Indexed product related derivatives	(146)	123	195	41
Purchase price amortization	26	16	—	—
Transaction costs and other non-recurring items (a)	(279)	21	37	(1)
Amortization of actuarial intangibles and SOP-03-1 reserve offset on non-GAAP adjustments	215	20	(118)	(10)
Income taxes on non-GAAP adjustments	128	(29)	(52)	14
Adjusted net earnings	$361	$235	$64	$264
Notable items included in adjusted net earnings (b)	$64	$86	$(16)	$60
__________________
(a)For the year ended December 31, 2021, reflects a one-time favorable adjustment to benefits and other changes in policy reserves and depreciation and amortization resulting from an actuarial system conversion which reflects modeling enhancement and other refinements of $284.
(b)See the commentary below for explanation of notable items for each period.

•Adjusted net earnings of $361 million for the twelve months ended December 31, 2021, primarily reflects net investment income for the period, partially offset by product costs and other expenses, and includes $10 million of net favorable SPIA mortality partially offset by net unfavorable IUL mortality, $8 million of favorable actuarial intangibles unlocking and $46 million of other net favorable items, primarily net investment income related to CLO redemptions held at a discount to par.
•Adjusted net earnings of $235 million for the seven months ended December 31, 2020, primarily reflects net investment income for the period, partially offset by product costs and other expenses, and includes $14 million of net favorable mortality driven by the SPIA mortality and $72 million of other net favorable items, primarily related to a favorable income tax benefit.
•Adjusted net earnings of $64 million for the five months ended May 31, 2020 primarily reflects net investment income for the period, partially offset by product costs and other expenses, and includes ($20) million of net unfavorable items primarily related to tax valuation allowance expense partially offset by $4 million net favorable SPIA mortality.
•Adjusted net earnings of $264 million, as restated, for the twelve months ended December 31, 2019 primarily reflects net investment income for the period, partially offset by product costs and other expenses, and includes $30 million net favorable SPIA mortality and $30 million of other net favorable items primarily related to an income tax benefit, favorable market movement on futures and options contracts held to hedge our indexed products and favorable actuarial intangibles unlocking, partially offset by higher project costs.
Investment Portfolio
The types of assets in which we may invest are influenced by various state laws, which prescribe qualified investment assets applicable to insurance companies. Within the parameters of these laws, we invest in assets giving consideration to four primary investment objectives: (i) maintain robust absolute returns; (ii) provide reliable yield and investment income; (iii) preserve capital; and (iv) provide liquidity to meet policyholder and other corporate obligations.
Our investment portfolio is designed to contribute stable earnings and balance risk across diverse asset classes and is primarily invested in high quality fixed income securities.

As of June 30, 2022, December 31, 2021 and December 31, 2020, the fair value of our investment portfolio was approximately $38 billion, $39 billion and $31 billion, respectively, and was comprised of the following asset classes and sectors:

	June 30, 2022		December 31, 2021		December 31, 2020
	Fair Value	Percent	Fair Value	Percent	Fair Value	Percent
	(Dollars in millions)
Fixed maturity securities, available for sale:
United States Government full faith and credit	$212	1%	$50	—%	$45	—%
United States Government sponsored entities	50	—%	74	—%	106	—%
United States municipalities, states and territories	1,253	3%	1,441	4%	1,309	4%
Foreign Governments	153	1%	205	1%	140	—%
Corporate securities:
Finance, insurance and real estate	4,834	13%	5,109	13%	4,572	15%
Manufacturing, construction and mining	746	2%	932	2%	936	3%
Utilities, energy and related sectors	2,335	6%	2,987	8%	2,762	9%
Wholesale/retail trade	2,059	5%	2,627	7%	2,106	7%
Services, media and other	2,674	7%	3,349	8%	2,793	9%
Hybrid securities	743	2%	881	2%	963	3%
Non-agency residential mortgage-backed securities	845	2%	648	2%	694	2%
Commercial mortgage-backed securities	3,046	8%	2,964	7%	2,806	9%
Asset-backed securities	5,319	14%	4,550	12%	1,999	6%
Collateral loan obligations ("CLO")	4,129	11%	4,145	11%	4,268	14%
Total fixed maturity available for sale securities	28,398	75%	29,962	77%	25,499	81%
Equity securities (a)	958	3%	1,171	3%	1,047	3%
Alternative investments:
Private equity	1,351	4%	1,181	3%	614	2%
Real assets	381	1%	340	1%	288	1%
Credit	936	2%	829	2%	254	1%
Commercial mortgage loans	2,119	6%	2,265	6%	926	3%
Residential mortgage loans	1,971	5%	1,549	4%	1,123	4%
Other (primarily derivatives and company owned life insurance)	673	2%	1,305	3%	997	4%
Short term investments	823	2%	373	1%	456	1%
Total investments	$37,610	100%	$38,975	100%	$31,204	100%
__________________
(a)Includes investment grade non-redeemable preferred stocks ($746 million,, $928 million and $853 million at June 30, 2022, December 31, 2021 and 2020, respectively).

Insurance statutes regulate the type of investments that our life insurance subsidiaries are permitted to make and limit the amount of funds that may be used for any one type of investment. In light of these statutes and regulations, and our business and investment strategy, we generally seek to invest in (i) corporate securities rated investment grade by established nationally recognized statistical rating organizations (each, an “NRSRO”), (ii) U.S. Government and government-sponsored agency securities, or (iii) securities of comparable investment quality, if not rated.
As of June 30, 2022, December 31, 2021 and December 31, 2020, our fixed maturity AFS securities portfolio was approximately $28 billion, $30 billion and $25 billion, respectively. The following table summarizes the credit quality, by NRSRO rating, of our fixed income portfolio:

	June 30, 2022		December 31, 2021		December 31, 2020
	Fair Value	Percent	Fair Value	Percent	Fair Value	Percent
Rating	(Dollars in millions)
AAA	$989	3%	$660	2%	$488	2%
AA	1,990	7%	2,181	7%	1,590	6%
A	7,092	25%	7,667	26%	7,040	28%
BBB	8,519	30%	10,462	35%	9,669	38%
Not rated (b)	7,796	28%	6,642	22%	4,336	17%
Total investment grade	26,386	93%	27,612	92%	23,123	91%
BB	1,049	4%	1,372	5%	1,493	6%
B and below (a)	362	1%	432	1%	612	2%
Not rated (b)	601	2%	546	2%	271	1%
Total below investment grade	2,012	7%	2,350	8%	2,376	9%
Total	$28,398	100%	$29,962	100%	$25,499	100%
__________________
(a)Includes $54 million, $68 million and $106 million at June 30, 2022, December 31, 2021 and December 31, 2020, respectively, of non-agency RMBS (as defined below) that carry a NAIC 1 designation.
(b)Securities denoted as not-rated by an NRSRO were classified as investment or non-investment grade according to the securities' respective NAIC designation.
The NAIC’s Securities Valuation Office (“SVO”) is responsible for the day-to-day credit quality assessment and valuation of securities owned by state regulated insurance companies. Insurance companies report ownership of securities to the SVO when such securities are eligible for regulatory filings. The SVO conducts credit analysis on these securities for the purpose of assigning an NAIC designation or unit price. Typically, if a security has been rated by an NRSRO, the SVO utilizes that rating and assigns an NAIC designation based upon the following system:

NAIC Designation	NRSRO Equivalent Rating
1	AAA/AA/A
2	BBB
3	BB
4	B
5	CCC and lower
6	In or near default
The NAIC uses designation methodologies for non-agency RMBS, including RMBS backed by subprime mortgage loans and for CMBS. The NAIC’s objective with the designation methodologies for these structured securities is to increase accuracy in assessing expected losses and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. Prior to 2021, the NAIC designations for structured securities, including subprime and Alternative A-paper (“Alt-A”) RMBS, were based upon a comparison of the bond’s amortized cost to the NAIC’s loss expectation for each security. Securities where modeling does not generate an expected loss in all scenarios are given the highest designation of NAIC 1. In 2021, the NAIC eliminated the comparison of non-legacy (issued after 2012) bond's amortized cost to the NAIC's loss expectation and instead assigned a NAIC designation based on the loss expectation alone. Several of our RMBS securities carry a NAIC 1 designation while the NRSRO rating indicates below investment grade. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, we present the rating of structured securities based on ratings from the NAIC rating methodologies described above (which in some cases do not correspond to rating agency designations). All NAIC designations (e.g., NAIC 1-6) are based on the NAIC methodologies.
The tables below presents our fixed maturity securities by NAIC designation as of June 30, 2022, December 31, 2021 and December 31, 2020 (dollars in millions):

	June 30, 2022
NAIC Designation	Amortized Cost	Fair Value	Percent of Total Fair Value
1	$17,998	$16,033	56%
2	11,412	10,121	36%
3	1,641	1,571	6%
4	540	532	2%
5	88	80	—%
6	49	61	—%
Total	$31,728	$28,398	100%

	December 31, 2021
NAIC Designation	Amortized Cost	Fair Value	Percent of Total Fair Value
1	$15,636	$15,848	54%
2	10,779	11,441	38%
3	1,603	1,850	6%
4	567	669	2%
5	80	93	—%
6	59	61	—%
Total	$28,724	$29,962	100%

	December 31, 2020
NAIC Designation	Amortized Cost	Fair Value	Percent of Total Fair Value
1	$11,696	$12,370	49%
2	9,753	10,659	42%
3	1,373	1,595	6%
4	616	700	3%
5	162	174	—%
6	1	1	—%
Total	$23,601	$25,499	100%

Investment Industry Concentration
The tables below present the top ten industry categories of our fixed maturity and equity securities and FHLB common stock, including the fair value and percent of total fixed maturity and equity securities and FHLB common stock fair value as of June 30, 2022, December 31, 2021 and 2020 (dollars in millions):

	June 30, 2022
Top 10 Industry Concentration	Fair Value	Percent of Total Fair Value
ABS Other	$5,319	18%
CLO securities	4,132	14%
Whole loan collateralized mortgage obligation (“CLO”)	2,991	10%
Banking	2,674	9%
Life insurance	1,485	5%
Electric	1,431	5%
Municipal	1,253	4%
Healthcare	765	3%
Technology	764	3%
Other Financial Institution	614	2%
Total	$21,428	73%

	December 31, 2021
Top 10 Industry Concentration	Fair Value	Percent of Total Fair Value
ABS Other	$4,550	15%
CLO securities	4,145	13%
Banking	2,919	9%
Whole loan collateralized mortgage obligation ("CMO")	2,622	8%
Life insurance	1,795	6%
Electric	1,701	6%
Municipal	1,441	5%
Healthcare	947	3%
Technology	932	3%
Other Financial Institution	760	2%
Total	$21,812	70%

	December 31, 2020
Top 10 Industry Concentration	Fair Value	Percent of Total Fair Value
CLO securities	$4,268	16%
Banking	2,592	10%
Whole loan collateralized mortgage obligation ("CMO")	2,343	9%
ABS other	1,873	7%
Life insurance	1,657	6%
Electric	1,548	6%
Municipal	1,308	5%
CMBS	795	3%
Technology	784	3%
Healthcare	658	2%
Total	$17,826	67%
The amortized cost and fair value of fixed maturity AFS securities by contractual maturities as of June 30, 2022, December 31, 2021 and 2020, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	June 30, 2022		December 31, 2021		December 31, 2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In millions)
Corporate, Non-structured Hybrids, Municipal and Government securities:
Due in one year or less	$131	$131	$105	$106	$111	$112
Due after one year through five years	2,140	2,021	1,724	1,754	1,055	1,107
Due after five years through ten years	1,765	1,597	2,141	2,201	1,808	1,918
Due after ten years	13,642	11,260	12,842	13,515	11,436	12,489
	$17,678	$15,009	$16,812	$17,576	$14,410	$15,626
Other securities, which provide for periodic payments:
Asset-backed securities	$9,965	$9,448	$8,516	$8,695	$5,941	$6,267
Commercial-mortgage-backed securities	3,116	3,046	2,669	2,964	2,468	2,806
Structured hybrids	—	—	5	5	—	—
Residential mortgage-backed securities	969	895	722	722	782	800
Subtotal	$14,050	$13,389	$11,912	$12,386	$9,191	$9,873
Total fixed maturity available-for-sale securities	$31,728	$28,398	$28,724	$29,962	$23,601	$25,499
Non-Agency RMBS Exposure
Our investment in non-agency RMBS securities is predicated on the conservative and adequate cushion between purchase price and NAIC 1 rating, general lack of sensitivity to interest rates, positive convexity to prepayment rates and correlation between the price of the securities and the unfolding recovery of the housing market.

The fair value of our investments in subprime and Alt-A RMBS securities was $45 million and $62 million as of June 30, 2022, respectively, $52 million and $75 million as of December 31, 2021, respectively, and $68 million and $94 million as of December 31, 2020, respectively.
The following tables summarize our exposure to subprime and Alt-A RMBS by credit quality using NAIC designations, NRSRO ratings and vintage year as of December 31, 2021 and December 31, 2020 (dollars in millions):

	June 30, 2022		December 31, 2021		December 31, 2020
NAIC Designation:	Fair Value	Percent of Total	Fair Value	Percent of Total	Fair Value	Percent of Total
1	$97	90%	$116	91%	$153	94%
2	4	4%	4	3%	1	1%
3	3	3%	2	2%	2	1%
4	2	2%	1	1%	3	2%
5	1	1%	4	3%	3	2%
6	—	—%	—	—%	—	—%
Total	$107	100%	$127	100%	$162	100%

NRSRO:
AAA	$—	—%	$—	—%	$1	1%
AA	14	13%	15	12%	4	2%
A	4	4%	5	4%	17	10%
BBB	9	8%	12	9%	17	10%
Not rated - Above investment grade (a)	21	20%	24	19%	19	12%
BB and below	59	55%	71	56%	104	65%
Total	$107	100%	$127	100%	$162	100%

Vintage:
2007	$26	24%	$31	24%	37	23%
2006	29	27%	34	27%	43	27%
2005 and prior	52	49%	62	49%	82	50%
Total	$107	100%	$127	100%	$162	100%
__________________
(a)Securities denoted as not-rated by an NRSRO were classified as investment or non-investment grade according to the securities' respective NAIC designation.
ABS and CLO Exposures
Our ABS exposures are largely diversified by underlying collateral and issuer type. Our CLO exposures are generally senior tranches of CLOs which have leveraged loans as their underlying collateral.
As of June 30, 2022, the CLO and ABS positions were trading at a net unrealized loss position of $(190) million and $(324) million, respectively. As of December 31, 2021, the CLO and ABS positions were trading at a net unrealized gain position of $145 million and $37 million, respectively. As of December 31, 2020, the CLO and ABS positions were trading at a net unrealized gain position of $247 million and $79 million, respectively.
Municipal Bond Exposure
Our municipal bond exposure is a combination of general obligation bonds (fair value of $201 million, $258 million and $241 million and an amortized cost of $231 million, $247 million and $229 million as of June 30, 2022,

December 31, 2021 and December 31, 2020, respectively) and special revenue bonds (fair value of $1,004 million, $1,183 million and $1,067 million and amortized cost of $1,147 million, $1,138 million and $1,014 million as of June 30, 2022, December 31, 2021 and December 31, 2020, respectively).
Across all municipal bonds, the largest issuer represented 6%, 7% and 9% of the category as of June 30, 2022, December 31, 2021 and December 31, 2020, respectively, less than 1% of the entire portfolio and is rated NAIC 1 as of June 30, 2022, December 31, 2021 and December 31, 2020. Our focus within municipal bonds is on NAIC 1 rated instruments, and 91% of our municipal bond exposure is rated NAIC 1.
Mortgage Loans
Commercial Mortgage Loans
We diversify our CML portfolio by geographic region and property type to attempt to reduce concentration risk. We continuously evaluate CMLs based on relevant current information to ensure properties are performing at a level to secure the related debt. LTV and DSC ratios are utilized to assess the risk and quality of CMLs. As of June 30, 2022 and December 31, 2021, our mortgage loans on real estate portfolio had a weighted average DSC ratio 2.4 times and a weighted average LTV ratio of 56%. As of December 31, 2020, our mortgage loans on real estate portfolio had a weighted average DSC ratio 2.5 times and a weighted average LTV ratio of 47%.See Note E — Investments to the Consolidated Financial Statements and Note C — Investments to the unaudited Condensed Consolidated Financial Statements included in this Information Statement for additional information regarding our distribution by property type, geographic region and LTV and DSC ratios.
We consider a CML delinquent when a loan payment is greater than 30 days past due. For mortgage loans that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. At June 30, 2022 we had one CML that was delinquent in principal or interest payments and none in the process of foreclosure. As of December 31, 2021, we had no CMLs that were delinquent in principal or interest payments or in process of foreclosure.
Residential Mortgage Loans
Our residential mortgage loans are closed end, amortizing loans and 100% of the properties are in the United States. We diversify our RML portfolio by state to attempt to reduce concentration risk. RMLs have a primary credit quality indicator of either a performing or nonperforming loan. We define nonperforming RMLs as those that are 90 or more days past due and/or in nonaccrual status.
Loans are placed on nonaccrual status when they are over 90 days delinquent. If a loan becomes over 90 days delinquent, it is our general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current can be put in place. See Note E — Investments to the Consolidated Financial Statements and Note C — Investments to the unaudited Condensed Consolidated Financial Statements included in this Information Statement for additional information on our RMLs.

Unrealized Losses
The amortized cost and fair value of the fixed maturity securities and the equity securities that were in an unrealized loss position as of June 30, 2022, December 31, 2021 and 2020, were as follows (in millions):

	June 30, 2022
	Number of securities	Amortized Cost	Allowance for Expected Credit Losses	Unrealized Losses	Fair Value
Fixed maturity securities, available for sale:
United States Government full faith and credit	9	$87	$—	$(3)	$84
United States Government sponsored agencies	57	44	—	(3)	41
United States municipalities, states and territories	138	1,362	—	(178)	1,184
Foreign Governments	44	171	—	(33)	138
Corporate securities:
Finance, insurance and real estate	538	4,954	—	(663)	4,291
Manufacturing, construction and mining	141	876	—	(138)	738
Utilities, energy and related sectors	367	2,782	—	(527)	2,255
Wholesale/retail trade	390	2,485	—	(463)	2,022
Services, media and other	429	3,223	—	(637)	2,586
Hybrid securities	43	733	—	(64)	669
Non-agency residential mortgage backed securities	162	865	(2)	(70)	793
Commercial mortgage backed securities	260	1,995	—	(161)	1,834
Asset backed securities	880	9,156	(2)	(561)	8,593
Total fixed maturity available for sale securities	3,458	28,733	(4)	(3,501)	25,228
Equity securities	64	930	—	(157)	773
Total investments	3,522	$29,663	$(4)	$(3,658)	$26,001

	December 31, 2021
	Number of securities	Amortized Cost	Allowance for Expected Credit Losses	Unrealized Losses	Fair Value
Fixed maturity securities, available for sale:
United States Government full faith and credit	9	$36	$—	$—	$36
United States Government sponsored agencies	41	42	—	(1)	41
United States municipalities, states and territories	50	503	—	(11)	492
Foreign Governments	28	27	—	—	27
Corporate securities:
Finance, insurance and real estate	366	1,365	—	(31)	1,334
Manufacturing, construction and mining	97	281	—	(3)	278
Utilities, energy and related sectors	280	1,243	—	(46)	1,197
Wholesale/retail trade	313	1,188	—	(33)	1,155
Services, media and other	339	1,486	—	(39)	1,447
Hybrid securities	3	3	—	—	3
Non-agency residential mortgage backed securities	46	316	(2)	(3)	311
Commercial mortgage backed securities	89	616	(1)	(11)	604
Asset backed securities	375	4,603	(2)	(38)	4,563
Total fixed maturity available for sale securities	2,036	11,709	(5)	(216)	11,488
Equity securities	20	259	—	(33)	226
Total investments	2,056	$11,968	$(5)	$(249)	$11,714

	December 31, 2020
	Number of securities	Amortized Cost	Allowance for Expected Credit Losses	Unrealized Losses	Fair Value
Fixed maturity securities, available for sale:
United States Government full faith and credit	4	$5	$—	$—	$5
United States Government sponsored agencies	11	23	—	—	23
United States municipalities, states and territories	14	117	—	(2)	115
Foreign Governments	—	—	—	—	—
Corporate securities:
Finance, insurance and real estate	21	347	—	(3)	344
Utilities, energy and related sectors	12	185	—	(3)	182
Wholesale/retail trade	11	86	—	(1)	85
Services, media and other	13	221	—	(7)	214
Hybrid securities	1	1	—	—	1
Non-agency residential mortgage backed securities	29	32	(1)	(1)	30
Commercial mortgage backed securities	19	51	—	(3)	48
Asset backed securities	66	517	—	(18)	499
Total fixed maturity available for sale securities	201	1,585	(1)	(38)	1,546
Equity securities	1	16	—	—	16
Total investments	202	$1,601	$(1)	$(38)	$1,562
The gross unrealized loss position on the fixed maturity available-for-sale fixed and equity portfolio was $3,658 million, $249 million and $38 million as of June 30, 2022, December 31, 2021 and 2020, respectively. Most components of the portfolio exhibited price depreciation as treasury rates increased, offset by narrower credit spreads. The total amortized cost of all securities in an unrealized loss position was $29,663 million, $11,968 million and $1,601 million as of June 30, 2022, December 31, 2021 and 2020, respectively. The average market value/book value of the investment category with the largest unrealized loss position was 80% for Services, media and other as of June 30, 2022. In the aggregate, Services, media and other represented 17% of the total unrealized loss position as of June 30, 2022. The average market value/book value of the investment category with the largest unrealized loss position was 96% for Utilities, energy and related sectors as of December 31, 2021. In the aggregate, Utilities, energy and related sectors represented 18% of the total unrealized loss position as of December 31, 2021. The average market value/book value of the investment category with the largest unrealized loss position was 97% for Asset backed securities as of December 31, 2020. In the aggregate, Asset backed securities represented 47% of the total unrealized loss position as of December 31, 2020.

The amortized cost and fair value of fixed maturity available for sale securities under watch list analysis and the number of months in a loss position with investment grade securities (NRSRO rating of BBB/Baa or higher) were as follows (dollars in millions):

	June 30, 2022
	Number of securities	Amortized Cost	Fair Value	Allowance for Credit Loss	Gross Unrealized Losses
Investment grade:
Less than six months	14	$117	$94	$—	$(23)
Six months or more and less than twelve months	21	188	127	—	(61)
Twelve months or greater	15	267	187	—	(80)
Total investment grade	50	572	408	—	(164)
Below investment grade:
Less than six months	9	48	39	—	(9)
Six months or more and less than twelve months	6	37	25	—	(12)
Twelve months or greater	3	7	4	—	(3)
Total below investment grade	18	92	68	—	(24)
Total	68	$664	$476	$—	$(188)

	December 31, 2021
	Number of securities	Amortized Cost	Fair Value	Allowance for Credit Loss	Gross Unrealized Losses
Investment grade:
Less than six months	4	$82	$79	$—	$(3)
Six months or more and less than twelve months	2	34	32	—	(2)
Twelve months or greater	—	—	—	—	—
Total investment grade	6	116	111	—	(5)
Below investment grade:
Less than six months	—	—	—	—	—
Six months or more and less than twelve months	—	—	—	—	—
Twelve months or greater	2	16	14	—	(2)
Total below investment grade	2	16	14	—	(2)
Total	8	$132	$125	$—	$(7)

	December 31, 2020
	Number of securities	Amortized Cost	Fair Value	Allowance for Credit Loss	Gross Unrealized Losses
Investment grade:
Less than six months	3	$102	$95	$(6)	$(1)
Six months or more and less than twelve months	—	—	—	—	—
Twelve months or greater	—	—	—	—	—
Total investment grade	3	102	95	(6)	(1)
Below investment grade:
Less than six months	1	—	—	—	—
Six months or more and less than twelve months	—	—	—	—	—
Twelve months or greater	—	—	—	—	—
Total below investment grade	1	—	—	—	—
Total	4	$102	$95	$(6)	$(1)
Expected Credit Losses and Watch List
We prepare a watch list to identify securities to evaluate for expected credit losses. Factors used in preparing the watch list include fair values relative to amortized cost, ratings and negative ratings actions and other factors. Detailed analysis is performed for each security on the watch list to further assess the presence of credit impairment loss indicators and, where present, calculate an allowance for expected credit loss or direct write-down of a security’s amortized cost.
At June 30, 2022, our watch list included sixty-eight securities in an unrealized loss position with an amortized cost of $664 million, allowance for expected credit losses of $0 million, unrealized losses of $188 million and a fair value of $476 million.
At December 31, 2021, our watch list included seven securities in an unrealized loss position with an amortized cost of $132 million, allowance for expected credit losses of $0 million, unrealized losses of $7 million and a fair value of $125 million.
At December 31, 2020, our watch list included four securities in an unrealized loss position with an amortized cost of $102 million, allowance for expected credit losses of $6 million, unrealized losses of $1 million and a fair value of $95 million.
The watch list excludes structured securities as we have separate processes to evaluate the credit quality on the structured securities.
There were 25, 36 and 36 structured securities to which we had a potential credit exposure with a fair value of $21, $45 million and $65 million as of June 30, 2022, December 31, 2021 and 2020, respectively. Our analysis of these structured securities, which included cash flow testing, resulted in allowances for expected credit losses of $5, $8 million and $3 million as of June 30, 2022, December 31, 2021 and 2020, respectively.
Exposure to Sovereign Debt
Our investment portfolio had no direct exposure to European sovereign debt as of June 30, 2022, December 31, 2021 and December 31, 2020.

Interest and Investment Income
For discussion regarding our net investment income and net investment gains (losses) refer to Note E — Investments to the Consolidated Financial Statements and Note C — Investments to the unaudited Condensed Consolidated Financial Statements included in this Information Statement.
AFS Securities
For additional information regarding our AFS securities, including the amortized cost, gross unrealized gains (losses), and fair value as well as the amortized cost and fair value of fixed maturity AFS securities by contractual maturities, as of June 30, 2022, December 31, 2021 and 2020, refer to Note E — Investments to the Consolidated Financial Statements and Note C — Investments to the unaudited Condensed Consolidated Financial Statements included in this Information Statement.
Concentrations of Financial Instruments
For detail regarding our concentration of financial instruments refer to the “Quantitative and Qualitative Disclosure about Market Risk,” Note E — Investments to the Consolidated Financial Statements and Note C — Investments to the unaudited Condensed Consolidated Financial Statements included in this Information Statement.
Derivatives
We are exposed to credit loss in the event of nonperformance by our counterparties on call options. We attempt to reduce this credit risk by purchasing such options from large, well-established financial institutions.
We also hold cash and cash equivalents received from counterparties for call option collateral, as well as U.S. Government securities pledged as call option collateral, if our counterparty’s net exposures exceed pre-determined thresholds.
We are required to pay counterparties the effective federal funds rate each day for cash collateral posted to F&G for daily mark-to-market margin changes. We reduce the negative interest cost associated with cash collateral posted from counterparties under various ISDA agreements by reinvesting derivative cash collateral. This program permits collateral cash received to be invested in short term Treasury securities, bank deposits and commercial paper rated A1/P1, which are included in Cash and cash equivalents in the accompanying Consolidated Balance Sheets.
See Note F — Derivative Financial Instruments to the Consolidated Financial Statements and Note D — Derivative Financial Instruments to the unaudited Condensed Consolidated Financial Statements included in this Information Statement for additional information regarding our derivatives and our exposure to credit loss on call options.
.
Liquidity and Capital Resources
Liquidity refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations to meet cash requirements with a prudent margin of safety. Our principal sources of cash flow from operating activities are annuity considerations, insurance premiums, and fees and investment income, however, sources of cash flows from investing activities also result from maturities and sales of invested assets. Our operating activities provided cash of $727 million and $1,871 million in the six months ended June 30, 2022 and the year ended December 31, 2021, respectively. When considering our liquidity and cash flow, it is important to distinguish between the needs of our insurance subsidiaries and the needs of the holding company, F&G Annuities & Life, Inc. As a holding company with no operations of its own, F&G Annuities & Life, Inc. derives its cash primarily from its insurance subsidiaries and CF Bermuda Holdings Ltd. (“CF Bermuda”), a Bermuda exempted limited liability company and a wholly owned direct subsidiary of the Company, a downstream holding company that provides additional sources of liquidity. Dividends from our insurance subsidiaries flow through CF Bermuda to F&G Annuities & Life, Inc.. F&G Cayman Re, a licensed class D insurer in the Cayman Islands and a wholly owned direct subsidiary of the Company, could also provide dividends directly to F&G Annuities & Life, Inc..

The sources of liquidity of the holding company are principally comprised of dividends from subsidiaries, lines of credit (at the F&G Annuities & Life, Inc. level), existing surplus notes, investment income on holding company assets and the ability to raise long-term public financing under an SEC-filed registration statement or private placement offering. These sources of liquidity and cash flow support the general corporate needs of the holding company, interest and debt service, funding acquisitions and investment in core businesses.
Our cash flows associated with collateral received from and posted with counterparties change as the market value of the underlying derivative contract changes. As the value of a derivative asset declines (or increases), the collateral required to be posted by our counterparties would also decline (or increase). Likewise, when the value of a derivative liability declines (or increases), the collateral we are required to post to our counterparties would also decline (or increase).
Cash Requirements. Our current cash requirements include personnel costs, operating expenses, benefit payments, funding agreement payments, taxes, payments of interest and principal on our debt, capital expenditures, business acquisitions, stock repurchases and dividends on our common stock.
As of June 30, 2022 and December 31, 2021, we had cash and cash equivalents of $992 million and $1,533 million, respectively, short term investments of $823 million and $373 million, respectively, and available capacity under our revolving credit facility with FNF of $200 million (the “FNF Credit Facility”). We continually assess our capital allocation strategy, including decisions relating to the amount of our dividend, if any, reducing debt, investing in growth of our subsidiaries, making acquisitions and/or conserving cash. We believe that all anticipated cash requirements for current operations will be met from internally generated funds, through cash dividends from subsidiaries, cash generated by investment securities, potential sales of non-strategic assets, potential issuances of additional debt or equity securities, and borrowings on the FNF Credit Facility. Our short-term and long-term liquidity requirements are monitored regularly to ensure that we can meet our cash requirements. We forecast the needs of all of our subsidiaries and periodically review their short-term and long-term projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying such forecasts.
Our two significant sources of internally generated funds are dividends and other payments from our subsidiaries. As a holding company, we receive cash from our subsidiaries in the form of dividends and as reimbursement for operating and other administrative expenses we incur. The reimbursements are paid within the guidelines of management agreements among us and our subsidiaries. As discussed below, our insurance subsidiaries are restricted by state regulation and other laws in their ability to pay dividends and make distributions. As of December 31, 2021, approximately $4.2 billion of our net assets were restricted from dividend payments without prior approval from the relevant departments of insurance.
The maximum dividend permitted by law is not necessarily indicative of an insurer’s actual ability to pay dividends, which may be constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer’s ratings or competitive position, the amount of premiums that can be written and the ability to pay future dividends.
Dividend and Other Distribution Payment Limitations
The insurance laws of Iowa and New York regulate the amount of dividends that may be paid in any year by FGL Insurance and FGL NY Insurance, respectively. Likewise, the insurance laws of Bermuda limit the maximum amount of annual dividends and distributions that may be paid or distributed by F&G Life Re without prior regulatory approval and those of the Cayman Islands require that, among other things, F&G Cayman Re maintain minimum levels of statutory capital, surplus and liquidity, meet solvency standards, submit to periodic examinations of its financial condition and restrict payments of dividends and reductions of capital. Please refer to “Regulation of F&G” included in this Information Statement and Note O — Regulation and Equity to the Consolidated Financial Statements included in this Information Statement for additional details on dividends from insurance subsidiaries, statutory capital and risk-based capital.

Cash flow from our operations
Cash flow from our operations will be used for general corporate purposes including to reinvest in operations, repay debt, pay dividends, repurchase stock, pursue other strategic initiatives and/or conserve cash.
Operating Cash Flow. Our cash flows provided by (used in) operations for the six months ended June 30, 2022 and June 30, 2021, the year ended December 31, 2021, the period from June 1 to December 31, 2020 (following the June 1, 2020 acquisition by FNF), and the Predecessor results for the period from January 1, 2020 to May 31, 2020 and for the year ended December 31, 2019 were $727 million, $472 million, $1,871 million, $287 million, $(224) million and $652 million respectively. The primary cash inflows from operating activities include net investment income and insurance premiums. The primary cash outflows from operating activities are comprised of benefit payments and operating expenses. Cash provided by operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 included approximately $499 million and $836 million of cash received for PRT transactions, respectively, included in the change in future policy benefits, reflecting our expansion into the PRT institutional market during 2021.
Investing Cash Flows. Our cash used in investing activities for the six months ended June 30, 2022 and June 30, 2021, the year ended December 31, 2021, the period from June 1 to December 31, 2020, and the Predecessor results for the period from January 1, 2020 to May 31, 2020 and for the year ended December 31, 2019 were $4,037 million, $2,960 million, $6,862 million, $1,865 million, $724 million and $1,530 million respectively. The primary cash inflows from investing activities are the proceeds from sales, calls, maturities and redemptions of investments, including those resulting from the Company's portfolio repositioning. The primary cash outflows from investing activities are the purchases of fixed maturity securities and other investments. Cash used in investing activities for the six months ended June 30, 2022 and for the year ended December 31, 2021 included purchases of fixed maturity securities and other investments associated with investing the cash received from FABN transactions, generating from financing cash flows, and PRT transactions, generated from operating activities, reflecting our expansion into institutional markets during 2021.
Financing Cash Flows. Our cash flows provided by financing activities for the six months ended June 30, 2022 and June 30, 2021, the year ended December 31, 2021, the period from June 1 to December 31, 2020, and the Predecessor results for the period from January 1, 2020 to May 31, 2020 and for the year ended December 31, 2019 were $2,769 million, $2,615 million, $5,635 million and $1,640 million, $877 million and $1,291 million respectively. The primary cash inflows from financing activities are inflows on our investment-type products and proceeds from borrowing activities. The primary cash outflows from financing activities are withdrawals on our investment-type products, repayments of outstanding borrowings and, in 2019, repurchases of common stock. Cash provided by financing activities for the year ended December 31, 2021 included proceeds from a promissory note with FNF for $400 million used to fund our continued growth. Cash provided by financing activities for the six months ended June 30, 2022, the six months ended June 30, 2021 and for the year ended December 31, 2021 included approximately $399 million, $750 million, and $1,888 million, respectively, of net cash received for FABN transactions, reflecting our expansion into the FABN institutional market during 2021.
Financing Arrangements. For a description of our financing arrangements see Note G — Notes Payable to the Consolidated Financial Statements and Note E — Notes Payable to the unaudited Condensed Consolidated Financial Statements included in this Information Statement. Additionally, on June 24, 2022, the F&G board of directors approved a resolution to enter an exchange agreement with FNF pursuant to which F&G transferred 20,000,000 shares of its common stock to FNF in exchange for the $400 million FNF Promissory Note, after which the note was retired. There was no gain or loss recorded with respect to the exchange agreement.

Obligations - Contractual and Other.  As of December 31, 2021, our required annual payments relating to contractual and other obligations were as follows:

	2022	2023	2024	2025	2026	Thereafter	Total
	(In millions)
Notes payable principal repayment (1)	$—	$—	$—	$550	$—	$400	$950
Operating lease payments	2	2	2	2	1	7	16
Annuity and universal life products	2,995	3,404	2,975	3,093	3,022	28,962	44,451
Pension risk transfer annuity payments	92	88	85	81	77	875	1,298
Funding agreements (FABN/FHLB)	308	506	855	375	750	649	3,443
Interest on fixed rate notes payable	30	30	30	15	—	—	105
Total	$3,427	$4,030	$3,947	$4,116	$3,850	$30,893	$50,263
_________________
(1)On June 24, 2022, the F&G board of directors approved a resolution to enter an exchange agreement with FNF pursuant to which F&G transferred 20,000,000 shares of its common stock to FNF in exchange for the $400 million FNF Promissory Note, after which the note was retired.
Equity and Preferred Security Investments. Our equity and preferred security investments may be subject to significant volatility. Currently prevailing accounting standards require us to record the change in fair value of equity and preferred security investments held as of any given period end within earnings. Our results of operations in future periods are anticipated to be subject to such volatility.
Off-Balance Sheet Arrangements. Throughout our history, we have entered in indemnifications in the ordinary course of business with our customers, suppliers, service providers, business partners and in certain instances, when we sold businesses. Additionally, we have indemnified our directors and officers who are, or were, serving at our request in such capacities. Although the specific terms or number of such arrangements is not precisely known due to the extensive history of our past operations, costs incurred to settle claims related to these indemnifications have not been material to our financial statements. We have no reason to believe that future costs to settle claims related to our former operations will have a material impact on our financial position, results of operations or cash flows.
We have unfunded investment commitments as of June 30, 2022 and December 31, 2021, based upon the timing of when investments are executed compared to when the actual investments are funded, as some investments require that funding occur over a period of months or years. Please refer to Note E — Investments and Note H — Commitments and Contingencies to the Consolidated Financial Statements and Note C — Investments and Note F — Commitments and Contingencies to the unaudited Condensed Consolidated Financial Statements included in this Information Statement for additional details on unfunded investment commitments.
FHLB Collateral. We are currently a member of the FHLB and are required to maintain a collateral deposit that backs any funding agreements issued. We use these funding agreements as part of a spread enhancement strategy. We have the ability to obtain funding from the FHLB based on a percentage of the value of our assets, subject to the availability of eligible collateral. Collateral is pledged based on the outstanding balances of FHLB funding agreements. The amount of funding varies based on the type, rating and maturity of the collateral posted to the FHLB. Generally, U.S. government agency notes, mortgage-backed securities, municipal bonds, and commercial and residential whole loans are pledged to the FHLB as collateral. Market value fluctuations resulting from changes in interest rates, spreads and other risk factors for each type of asset are monitored and additional collateral is either pledged or released as needed.
Our borrowing capacity under these credit facilities does not have an expiration date as long as we maintain a satisfactory level of creditworthiness based on the FHLB’s credit assessment. As of June 30, 2022, December 31, 2021 and 2020, we had $2,000 million, $1,543 million and $1,203 million, respectively, in FHLB non-putable funding agreements included under Contractholder Funds on our Consolidated Balance Sheet. As of June 30, 2022,

December 31, 2021 and 2020, we had assets with a fair value of approximately $3,030 million, $2,469 million and $1,622 million, respectively, which collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in fixed maturities, AFS, on our Consolidated Balance Sheets.
Collateral-Derivative Contracts. Under the terms of our ISDA agreements, we may receive from, or deliver to, counterparties collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex (“CSA”). The terms of the CSA call for us to pay interest on any cash received equal to the federal funds rate. As of June 30, 2022, December 31, 2021 and 2020, $124 million, $790 million and $491 million, respectively, of collateral was posted by our counterparties as they did not meet the net exposure thresholds. Collateral requirements are monitored on a daily basis and incorporate changes in market values of both the derivatives contract as well as the collateral pledged. Market value fluctuations are due to changes in interest rates, spreads and other risk factors.
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
In the normal course of business, we are routinely subject to a variety of risks, as described in “Risk Factors.”
The risks related to our business also include certain market risks that may affect our debt and other financial instruments. At present, we face the market risks associated with our marketable equity securities subject to equity price volatility and with interest rate movements on our fixed income investments.
We regularly assess these market risks and have established policies and business practices designed to protect against the adverse effects of these exposures.
At December 31, 2021, we had $977 million in long-term debt, $400 million of which bears interest at a floating rate. Accordingly, fluctuations in market interest rates will have an impact on our resulting interest expense. For example, a 100bps shift in LIBOR will increase or decrease floating interest expense by approximately $4 million per year. As noted above, on June 24, 2022, the F&G board of directors approved a resolution to enter an exchange agreement with FNF pursuant to which F&G transferred 20,000,000 shares of its common stock to FNF in exchange for the $400 million FNF Promissory Note, after which the note was retired. There was no gain or loss recorded with respect to the exchange agreement.
Our fixed maturity investments, certain preferred securities and our floating rate debt are subject to an element of market risk from changes in interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions. We manage interest rate risk through a variety of measures. We monitor our interest rate risk and make investment decisions to manage the perceived risk.
Equity price risk is the risk that we will incur economic losses due to adverse changes in equity prices. In the past, our exposure to changes in equity prices primarily resulted from our holdings of equity securities. At June 30, 2022 and December 31, 2021, we held $119 million and $143 million, respectively, in marketable equity securities (not including our investments in preferred securities of $839 million and $1,028 million, respectively, and our investments in unconsolidated affiliates of $2,668 million and $2,350 million, respectively). Refer to Note D — Fair Value of Financial Instruments to the Consolidated Financial Statements and Note B — Fair Value of Financial Instruments to the unaudited Condensed Consolidated Financial Statements included in this Information Statement for additional details on how the carrying values of these investments are determined as of the balance sheet date. Carrying values are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may significantly differ from the reported carrying value. Fluctuation in the carrying value of a security may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments and general market conditions. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash equivalents and short-term investments. We require placement of cash in financial institutions evaluated as highly creditworthy.
Enterprise Risk Management
We place a high priority to risk management and risk control. As part of our effort to ensure measured risk taking, management has integrated risk management in our daily business activities and strategic planning. We have comprehensive risk management, governance and control procedures in place and have established a dedicated risk management function with responsibility for the formulation of our risk appetite, strategies, policies and limits. The risk management function is also responsible for monitoring our overall market risk exposures and provides review, oversight and support functions on risk-related issues. Our risk appetite is aligned with how our businesses are managed and how we anticipate future regulatory developments.
Our risk governance and control systems enable us to identify, control, monitor and aggregate risks and provide assurance that risks are being measured, monitored and reported adequately and effectively in accordance with the following three principles:
i.Management of the business has primary responsibility for the day-to-day management of risk.
ii.The risk management function has the primary responsibility to align risk taking with strategic planning through risk tolerance and limit setting.
iii.The internal audit function provides an ongoing independent and objective assessment of the effectiveness of internal controls.
The Chief Risk Officer (“CRO”) heads our risk management process and reports directly to our Chief Executive Officer (“CEO”). Our Enterprise Risk Committee discusses and approves all risk policies and reviews and approves risks associated with our activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks.
We have implemented several limit structures to manage risk. Examples include, but are not limited to, the following:
i.At-risk limits on sensitivities of regulatory capital to the capital markets provide the fundamental framework to manage capital markets risks including the risk of asset / liability mismatch;
ii.Duration and convexity mismatch limits;
iii.Credit risk concentration limits; and
iv.Investment and derivative guidelines.
We manage our risk appetite based on two key risk metrics:
i.Regulatory Capital Sensitivities: the potential reduction, under a range of moderate to extreme capital markets stress scenarios, of the excess of available statutory capital above the minimum required under the NAIC regulatory RBC methodology; and
ii.Earnings Sensitivities: the potential reduction in results of operations over a 30-year time horizon under the same moderate to extreme capital markets stress scenario. Maintaining a consistent level of earnings helps us to finance our operations, support our capital requirements and provide funds to pay dividends to stockholders.
Our risk metrics cover the most important aspects in terms of performance measures where risk can materialize and are representative of the regulatory constraints to which our business is subject. The sensitivities for earnings and statutory capital are important metrics since they provide insight into the level of risk we take under stress scenarios. They also are the basis for internal risk management.

We are also subject to cash flow stress testing pursuant to regulatory requirements. This analysis measures the effect of changes in interest rate assumptions on asset and liability cash flows. The analysis includes the effects of:
i.The timing and amount of redemptions and prepayments in our asset portfolio;
ii.Our derivative portfolio;
iii.Death benefits and other claims payable under the terms of our insurance products;
iv.Lapses and surrenders in our insurance products;
v.Minimum interest guarantees in our insurance products; and
vi.Book value guarantees in our insurance products.
Interest Rate Risk
Interest rate risk is our primary market risk exposure. We define interest rate risk as the risk of an economic loss due to adverse changes in interest rates. This risk arises from investing life insurance premiums and fixed annuity deposits received in interest-sensitive assets and carrying these funds as interest-sensitive liabilities. Substantial and sustained increases or decreases in market interest rates can affect the profitability of the insurance products and the fair value of our investments, as the majority of our insurance liabilities are backed by fixed maturity securities.
The profitability of most of our products depends on the spreads between interest yield on investments and rates credited on insurance liabilities. We have the ability to adjust the rates credited, primarily caps and credit rates, on the majority of the annuity liabilities at least annually, subject to minimum guaranteed values. In addition, the majority of the annuity products have surrender and withdrawal penalty provisions designed to encourage persistency and to help ensure targeted spreads are earned. However, competitive factors, including the impact of the level of surrenders and withdrawals, may limit our ability to adjust or maintain crediting rates at the levels necessary to avoid a narrowing of spreads under certain market conditions.
In order to meet our policy and contractual obligations, we must earn a sufficient return on invested assets. Significant changes in interest rates expose us to the risk of not earning the anticipated spreads between the interest rate earned on its investments and the credited interest rates paid on outstanding policies and contracts. Both rising and declining interest rates can negatively affect interest earnings, spread income and the attractiveness of certain products.
During periods of increasing interest rates, we may offer higher crediting rates on interest-sensitive products, such as IUL insurance and fixed annuities, and may increase crediting rates on in-force products to keep these products competitive. A rise in interest rates, in the absence of other countervailing changes, will result in a decline in the market value of our investment portfolio.
As part of our ALM program, we have made a significant effort to identify the assets appropriate to different product lines and ensure investing strategies match the profile of these liabilities. The ALM strategy is designed to align the expected cash flows from the investment portfolio with the expected liability cash flows. As such, a major component of our effort to manage interest rate risk has been to structure the investment portfolio with cash flow characteristics that are consistent with the cash flow characteristics of the insurance liabilities. We use actuarial models to simulate the cash flows expected from the existing business under various interest rate scenarios. These simulations enable us to measure the potential gain or loss in the fair value of interest rate-sensitive financial instruments, to evaluate the adequacy of expected cash flows from assets to meet the expected cash requirements of the liabilities and to determine if it is necessary to lengthen or shorten the average life and duration of our investment portfolio. Duration measures the price sensitivity of a security to a small change in interest rates. When the durations of assets and liabilities are similar, exposure to interest rate risk is minimized because a change in the value of assets could be expected to be largely offset by a change in the value of liabilities.

The durations of the investment portfolio, excluding cash and cash equivalents, derivatives, policy loans, and common stocks as of June 30, 2022 and December 31, 2021, are summarized as follows:

(Dollars in millions)	June 30, 2022
Duration (years)	Amortized Cost	% of Total
0-4	$20,763	49%
5-9	9,890	24%
10-14	7,849	19%
15-19	3,470	8%
20-30	82	—%
Total	$42,054	100%

(Dollars in millions)	December 31, 2021
Duration (years)	Amortized Cost	% of Total
0-4	$17,765	48%
5-9	8,414	23%
10-14	5,619	15%
15-19	4,474	12%
20-30	883	2%
Total	$37,155	100%
Equity Price Risk
We are also exposed to equity price risk through certain insurance products. We offer a variety of FIA/ IUL contracts with crediting strategies linked to the performance of indices such as the S&P 500 Index, Dow Jones Industrials or the NASDAQ 100 Index, and target volatility indices. Additionally, the estimated cost of providing GMWB on FIA products incorporates various assumptions about the overall performance of equity markets over certain time periods. Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction in our net earnings. The rate of amortization of intangibles related to FIA/ IUL products and the cost of providing GMWB could also increase if equity market performance is worse than assumed.
To economically hedge the equity returns on these products, we purchase derivatives to hedge the FIA and IUL equity exposures. The primary way we hedge FIA/ IUL equity exposure is to purchase over the counter equity index call options from broker-dealer derivative counterparties approved by F&G. The second way to hedge FIA equity exposure is by purchasing exchange traded equity index futures contracts. This hedging strategy enables us to reduce the overall hedging costs and achieve a high correlation of returns on the call options purchased relative to the index credits earned by the FIA/ IUL contractholders. The majority of the call options are one-year options purchased to match the funding requirements underlying the FIA/ IUL contracts. These hedge programs are limited to the current policy term of the FIA/ IUL contracts. Future returns, which may be reflected in FIA/ IUL contracts’ credited rates beyond the current policy term, are not hedged. We attempt to manage the costs of these purchases through the terms of the FIA/ IUL contracts, which permit us to change cap, spread or participation rates, subject to certain guaranteed minimums that must be maintained.
The derivatives are used to fund the FIA/ IUL contract index credits and the cost of the call options purchased is treated as a component of spread earnings. While the FIA/ IUL hedging program does not explicitly hedge GAAP income volatility, the FIA/ IUL hedging program tends to mitigate a significant portion of the GAAP reserve changes associated with movements in the equity market. This is due to the fact that a key component in the calculation of GAAP reserves is the market valuation of the current term embedded derivative. Due to the alignment of the embedded derivative reserve component with hedging of this same embedded derivative, there should be a reasonable match between changes in this component of the reserve and changes in the assets backing this component of the reserve. However, there may be an interim mismatch due to the fact that the hedges, which are put in place are only intended to cover exposures expected to remain until the end of an indexing term. To the extent index credits earned by the contractholder exceed the proceeds from option expirations and futures income, we incur a raw hedging loss.
See Note F — Derivative Financial Instruments to the Consolidated Financial Statements Note D — Derivative Financial Instruments to the unaudited Condensed Consolidated Financial Statements included in this Information Statement for additional details on the derivatives portfolio.
Fair value changes associated with these investments are intended to, but do not always, substantially offset the increase or decrease in the amounts added to policyholder account balances for indexed products. When index credits to policyholders exceed option proceeds received at expiration related to such credits, any shortfall is funded by our excess of net investment income earned over the sum of interest credited to policyholders and the cost of hedging our risk on indexed product policies and futures income. For the six months ended June 30, 2022, the year ended December 31, 2021 and the period from June 1, 2020 to December 31, 2020, the annual index credits to policyholders on their anniversaries were $140 million, $628 million and $178 million, respectively. Proceeds received at expiration on options related to such credits were $151 million, $702 million and $185 million, respectively.
Other market exposures are hedged periodically depending on market conditions and our risk tolerance. The FIA/ IUL hedging strategy economically hedges the equity returns and exposes us to the risk that unhedged market exposures result in divergence between changes in the fair value of the liabilities and the hedging assets. We use a variety of techniques, including direct estimation of market sensitivities, to monitor this risk daily. We intend to continue to adjust the hedging strategy as market conditions and risk tolerance change.
Sensitivity Analysis
For purposes of this Information Statement, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair values of our debt and other financial instruments.
The financial instruments that are included in the sensitivity analysis with respect to interest rate risk include fixed maturity investments, preferred securities and notes payable. The financial instruments that are included in the sensitivity analysis with respect to equity price risk include marketable equity securities. With the exception of our equity method investments, it is not anticipated that there would be a significant change in the fair value of other long-term investments or short-term investments if there were a change in market conditions, based on the nature and duration of the financial instruments involved.
To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of hypothetical changes in interest rates and equity prices on market-sensitive instruments. The changes in fair values for interest rate risks are determined by estimating the present value of future cash flows using various models, primarily duration modeling. The changes in fair values for equity price risk are determined by comparing the market price of investments against their reported values as of the balance sheet date.
Information provided by the sensitivity analysis does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor are held constant.
Market Risk Factors
Market risk is the risk of the loss of fair value resulting from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, commodity prices and equity prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. We have significant holdings in financial instruments, which are naturally exposed to a variety of market risks. They are primarily exposed to interest rate risk, credit risk and equity price risk and have some exposure to counterparty risk, which affect the fair value of financial instruments subject to market risk.

We have no market risk sensitive instruments entered into for trading purposes; therefore, all of our market risk sensitive instruments were entered into for purposes other than trading. The results of the sensitivity analysis at June 30, 2022, December 31, 2021 and 2020, are as follows:
Interest Rate Risk
At June 30, 2022, an increase (decrease) in the levels of interest rates of 100 basis points, with all other variables held constant, would result in a (decrease) increase in the fair value of our fixed maturity securities and certain of our investments in preferred securities of $1.9 billion, as compared with a (decrease) increase of $2.3 billion and $1.3 billion at December 31, 2021 and December 31, 2020, respectively.
The actuarial models used to estimate the impact of a one percentage point change in market interest rates incorporate numerous assumptions, require significant estimates and assume an immediate and parallel change in interest rates without any management of the investment portfolio in reaction to such change. Consequently, potential changes in value of financial instruments indicated by these simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because we actively manage our investments and liabilities, the net exposure to interest rates can vary over time. However, any such decreases in the fair value of fixed maturity securities, unless related to credit concerns of the issuer requiring allowances for credit losses, would generally be realized only if we were required to sell such securities at losses prior to their maturity to meet liquidity needs. Our liquidity needs are managed using the surrender and withdrawal provisions of the annuity contracts and through other means.
Equity Price Risk
At June 30, 2022, a 10% increase (decrease) in market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our equity securities portfolio of $96 million, as compared with an increase (decrease) of $117 million and $105 million at December 31, 2021 and December 31, 2020, respectively.
Credit Risk and Counterparty Risk
We are exposed to the risk that a counterparty will default on its contractual obligation resulting in financial loss. Our major source of credit risk arises predominantly in our insurance operations’ portfolios of debt and similar securities. The fair value of our fixed maturity portfolio totaled $28 billion, $30 billion and $25 billion at June 30, 2022, December 31, 2021 and 2020, respectively. Our credit risk materializes primarily as impairment losses. We are exposed to occasional cyclical economic downturns, during which impairment losses may be significantly higher than the long-term historical average. This is offset by years where it expects the actual impairment losses to be substantially lower than the long-term average. Credit risk in the portfolio can also materialize as increased capital requirements as assets migrate into lower credit qualities over time. The effect of rating migration on our capital requirements is also dependent on the economic cycle and increased asset impairment levels may go hand in hand with increased asset related capital requirements.
We attempt to manage the risk of default and rating migration by applying disciplined credit evaluation and underwriting standards and limiting allocations to lower quality, higher risk investments. In addition, we diversify exposure by issuer and country, using rating based issuer and country limits. We also set investment constraints that limit our exposure by industry segment. To limit the impact that credit risk can have on earnings and capital adequacy levels, we have portfolio-level credit risk constraints in place. Limit compliance is monitored on a monthly basis.
In connection with the use of call options, we are exposed to counterparty credit risk-the risk that a counterparty fails to perform under the terms of the derivative contract. We have adopted a policy of only dealing with credit worthy counterparties and obtaining sufficient collateral where appropriate, as a means of attempting to mitigate the financial loss from defaults. The exposure and credit rating of the counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst different approved counterparties to limit the concentration in one counterparty. This policy allows for the purchase of derivative instruments from counterparties and/or clearinghouses that meet the required qualifications under the insurance laws of Iowa. We review the ratings of all the counterparties periodically. Collateral support documents are negotiated to further reduce the exposure when deemed necessary. See Note F — Derivative Financial Instruments in the Consolidated Financial Statements and Note D — Derivative Financial Instruments in the unaudited Condensed Consolidated Financial Statements included in this Information Statement for additional information regarding our exposure to credit loss.
We also have credit risk related to the ability of reinsurance counterparties to honor their obligations to pay the contract amounts under various agreements. To minimize the risk of credit loss on such contracts, we diversify exposures among many reinsurers and limit the amount of exposure to each based on credit rating. We also generally limit selection of counterparties with which to do new transactions to those with an “A-” credit rating or above from at least one of the major rating agencies and/or that are appropriately collateralized and provide credit for reinsurance. When exceptions are made to that principle, we ensure that collateral is obtained to mitigate risk of loss. The following tables present our reinsurance recoverable balances and financial strength ratings for our five largest reinsurance recoverable balances as of June 30, 2022 and December 31, 2021:

	June 30, 2022
(Dollars in millions)		Financial Strength Rating
Parent Company/Principal Reinsurers	Reinsurance Recoverable	AM Best	S&P	Fitch	Moody's
Aspida Life Re Ltd	$1,651	A-	not rated	not rated	not rated
Wilton Re	1,259	A+	not rated	A+	not rated
Somerset Reinsurance Ltd	626	A-	BBB+	not rated	not rated
London Life Reinsurance Co.	101	A+	not rated	not rated	not rated
Security Life of Denver	99	not rated	A-	A-	Baa1

	December 31, 2021
(Dollars in millions)		Financial Strength Rating
Parent Company/Principal Reinsurers	Reinsurance Recoverable	AM Best	S&P	Fitch	Moody's
Wilton Re	$1,269	A+	not rated	A+	not rated
Aspida Life Re Ltd	873	A-	not rated	BBB	not rated
Somerset Reinsurance Ltd	780	A-	BBB+	not rated	not rated
Security Life of Denver	102	not rated	A-	A-	Baa1
London Life Reinsurance Co.	102	A+	not rated	not rated	not rated
In the normal course of business, certain reinsurance recoverables are subject to reviews by the reinsurers. We are not aware of any material disputes arising from these reviews or other communications with the counterparties as of June 30, 2022 and December 31, 2021, that would require an allowance for uncollectible amounts.
For information on concentrations of reinsurance risk, refer to Note L — Reinsurance in the Consolidated Financial Statements and Note I — Reinsurance in the unaudited Condensed Consolidated Financial Statements included in this Information Statement.
For information on counter party risk associated with our title business, refer to Note H — Commitments and Contingencies in the Consolidated Financial Statements and Note F — Commitments and Contingencies in the unaudited Condensed Consolidated Financial Statements included in this Information Statement.
Use of Estimates and Assumptions
The preparation of our Consolidated Financial Statements included in this Information Statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions used.

Concentrations of Financial Instruments
As of June 30, 2022, our most significant investment in one industry, excluding United States (“U.S.”), Foreign Government securities and structured securities, was our investment securities in the Banking industry with a fair value of $2,674 million or 7% of the invested assets portfolio and an amortized cost of $3,084 million. As of June 30, 2022, our holdings in this industry include investments in 127 different issuers with the top ten investments accounting for 35% of the total holdings in this industry.
As of December 31, 2021, our most significant investment in one industry, excluding U.S., Foreign Government securities and structured securities, was our investment securities in the Banking industry with a fair value of $2,919 million or 8% of the invested assets portfolio and an amortized cost of $2,854 million. As of December 31, 2021, our holdings in this industry include investments in 132 different issuers with the top ten investments accounting for 37% of the total holdings in this industry.
Our underlying investment concentrations that exceed 10% of shareholders equity as of June 30, 2022 are as follows (in millions):

June 30, 2022
Blackstone Wave Asset Holdco (1)	$960
Jade 22 (2)	855
ELBA (3)	490
Jade 1 (2)	293
Jade 2 (2)	293
Jade 3 (2)	293
Jade 4 (2)	293
COLI	266
__________________
(1)Represents a special purpose vehicle that holds investments in numerous limited partnership investments whose underlying investments are further diversified by holding interest in multiple individual investments and industries.
(2)Represents special purpose vehicles that hold numerous underlying corporate loans across various industries.
(3)Represents special purpose vehicles that hold an underlying minority ownership interest in a single operating liquified natural gas export facility.
Concentrations of Financial and Capital Markets Risk
We are exposed to financial and capital markets risk, including changes in interest rates and credit spreads, which can have an adverse effect on our results of operations, financial condition and liquidity. Exposure to such financial and capital markets risk relates primarily to the market price and cash flow variability associated with changes in interest rates. A rise in interest rates, in the absence of other countervailing changes, will increase the net unrealized loss position and, if long-term interest rates rise dramatically within a six- to twelve-month time period, certain of our products may be exposed to disintermediation risk. Disintermediation risk refers to the risk that policyholders surrender their contracts in a rising interest rate environment, requiring us to liquidate assets in an unrealized loss position. We attempt to mitigate the risk, including changes in interest rates by investing in less rate-sensitive investments, including senior tranches of collateralized loan obligations, non-agency residential mortgage-backed securities, and various types of asset backed securities. Management believes this risk is also mitigated to some extent by surrender charge protection provided by our products. We expect to continue to face these challenges and uncertainties that could adversely affect our results of operations and financial condition.
.

MANAGEMENT
As of September 15, 2022, the current directors and executive officers of F&G, their ages, the positions with F&G held by each of them, the periods during which they have served in such positions and a summary of their recent business experience is set forth below. In addition, set forth below are the ages and a summary of the recent business experience of the additional directors that we expect to serve on the board of directors at the time of the separation and distribution.
Board of Directors
Our board of directors currently consists of three members, Christopher O. Blunt, Raymond R. Quirk and Michael J. Nolan.
The following table sets forth information regarding those persons who are expected to serve on the board of directors following completion of the separation and distribution and until their respective successors are duly elected and qualified.

Name	Age	Director Since	Position
Christopher Blunt	60	June 2020	Director; President and Chief Executive Officer
William P. Foley, II	77	n/a	Director
Raymond Quirk	75	June 2020	Director
Michael Nolan	63	June 2020	Director
Douglas K. Ammerman	70	n/a	Director
John D. Rood	67	n/a	Director
Christopher Blunt. Mr. Blunt joined F&G in 2019 after 34 years in a variety of insurance, investment management and marketing roles. Prior to joining F&G, from January 2018 to December 2018, he served as Chief Executive Officer of Blackstone Insurance Solutions, after nearly 13 years at New York Life in a variety of executive leadership roles. During his tenure at New York Life, Mr. Blunt was the President of New York Life's $500 billion Investment Group and previously Co-President of the Insurance and Agency Group, which included the company's U.S. Life Operations, Seguros Monterrey, and AARP Direct business. Prior to joining New York Life, Mr. Blunt spent 16 years in a variety of senior marketing and distribution roles in the investment management industry, including Chief Marketing Officer - Americas for Merrill Lynch Investment Managers and as a Managing Director and National Sales Manager for Goldman Sachs Asset Management. Mr. Blunt received a B.A. in history from the University of Michigan and an MBA in finance from The Wharton School at the University of Pennsylvania and currently serves on the Board of Directors of the YMCA of Greater New York, United Way of Central Iowa, and is a Trustee of the American College of Financial Services. Mr. Blunt’s qualifications to serve on the F&G board of directors include his many years of leadership experience across multiple institutions in the insurance industry.
William P. Foley, II. Mr. Foley will be the Executive Chairman of F&G at the distribution date. Mr. Foley is a founder of Fidelity National Financial, Inc. and has served as Chairman of the board of directors of FNF since 1984. He served as Chief Executive Officer of FNF until May 2007 and as President of FNF until December 1994. Mr. Foley has served as Chairman of Cannae Holdings, Inc. since July 2017 and non-executive Chairman since May 2018. Mr. Foley is the Managing Member and a Senior Managing Director of Trasimene Capital Management, LLC, a private company that provides certain management services to Cannae, since 2019. Mr. Foley has also served as non-executive Chairman of the board of directors of Dun & Bradstreet since February 2019 and as Executive Chairman since February 2022, Mr. Foley has served as the non-executive Chairman of the board of directors of Alight, Inc. since April 2021 and served on the board of its predecessor, FTAC from May 2020 until April 2021. Mr. Foley has served as a director of System1 since January 2022. From January 2014 to June 2021, Mr. Foley also served as Chairman of the Board of Black Knight, Inc. and its predecessors. He served as non-executive Chairman of the board of directors of Paysafe and its predecessor, FTAC II, from March 2020 until March 2022. Mr. Foley formerly served as Co-Chairman of FGL Holdings, as a director of Ceridian HCM Holding Inc. from September 2013 to August 2019 and as Vice Chairman of Fidelity National Information Services, Inc. Mr. Foley formerly served on the boards of Austerlitz Acquisition Corporation I and Austerlitz Acquisition Corporation II and Trebia Acquisition Corp. until April 2021. Mr. Foley’s qualifications to serve on the F&G board of directors include his decades of experience in the insurance industry and his numerous leadership roles.
Raymond Quirk. Mr. Quirk has served as Executive Vice-Chairman of FNF since February 2022 and formerly served as Chief Executive Officer of FNF from December 2013 to February 2022. He has served as a director of FNF since February 2017. Previously, he had served as the President of FNF from April 2008 to December 2013. Mr. Quirk served as Co-President of FNF from May 2007 to April 2008 and as Co-Chief Operating Officer of FNF from October 2006 until May 2007. Since joining FNF in 1985, Mr. Quirk has served in numerous executive and management positions, including Executive Vice President, Division Manager and Regional Manager, with responsibilities for managing direct and agency operations nationally. Mr. Quirk formerly served on the board of directors of J. Alexander’s Holdings, Inc. Mr. Quirk’s qualifications to serve on the F&G board of directors include his more than 37 years of experience with FNF, his deep knowledge of our business and industry and his strong leadership abilities.
Michael J. Nolan. Mr. Nolan has served as Chief Executive Officer of FNF since February 2022 and previously served as President of FNF from January 2016 to February 2022. He served as the Co-Chief Operating Officer of FNF from September 2015 to January 2016. Additionally, he served as President of Eastern Operations for Fidelity National Title Group from January 2013 until March of 2022. He has held various executive and management positions, including Division Manager and Regional Manager from the time he joined FNF in 1983, with responsibilities for managing direct and agency operations for the Midwest and East Coast, FNF's operations in Canada, IPX, Fidelity's 1031 exchange company, and Fidelity Residential Solutions, Fidelity's relocation company. Mr. Nolan’s qualifications to serve on the F&G board of directors include his decades of experience in the insurance industry and many leadership roles.
Douglas K. Ammerman. Mr. Ammerman has served as a director of FNF since 2005. Mr. Ammerman is a retired partner of KPMG LLP, where he became a partner in 1984. Mr. Ammerman formally retired from KPMG in 2002. He also serves as a director of Stantec Inc., where he serves as Chairman, and as a director of Dun & Bradsteet since February 2019. Mr. Ammerman formerly served on the boards of El Pollo Loco, Inc., J. Alexander’s Holdings, Inc. and Foley Trasimene Acquisition Corp. Mr. Ammerman’s qualifications to serve on the F&G board of directors include his years of experience at KPMG LLP, as well as his time spent in multiple other directorships.
John D. Rood. Mr. Rood has served on FNF’s board of directors since May 2013. Mr. Rood is the founder and Chairman of The Vestcor Companies, a real estate firm with more than 30 years of experience in multifamily development and investment. Mr. Rood also serves on the board of directors of Black Knight. From 2004 to 2007, Mr. Rood served as the US Ambassador to the Commonwealth of the Bahamas. He was appointed by Governor Jeb Bush to serve on the Florida Fish and Wildlife Commission where he served until 2004. He was appointed by Governor Charlie Crist to the Florida Board of Governors, which oversees the State of Florida University System, where he served until 2013. Mr. Rood was appointed by Mayor Lenny Curry to the JAXPORT Board of Directors, where he served from October 2015 to July 2016. Governor Rick Scott appointed Mr. Rood to the Florida Prepaid College Board in July 2016, where Mr. Rood serves as Chairman of the Board. Mr. Rood served on the Enterprise Florida and Space Coast Florida board of directors from September 2016 until February 2019. He previously served on the board of Alico, Inc. and currently serves on several private boards. Mr. Rood’s qualifications to serve on the F&G board of directors include his many years of experience in a variety of leadership roles.
Status as a Controlled Company
Because FNF will initially own approximately 85% of the shares of outstanding F&G common stock upon completion of the separation and distribution, we will be a controlled company within the meaning of the rules of the NYSE, and, as a result, will qualify for exemptions from certain of the requirements of these rules, including the requirement that a majority of our board of directors consist of independent directors and the requirement to form an independent compensation committee or nominating and corporate governance committee.
The controlled company exemptions do not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE, which require that our audit committee be composed of at least three members, at least one of whom must be independent upon the listing of our common stock on the NYSE, at least a majority of whom must be independent within 90 days of the effective date of the registration statement of which this Information Statement is a part, and all of whom must be independent within one year of such effective date. We expect to have two independent directors upon the completion of the separation and distribution and we will comply with the permitted phase-in for our audit committee composition.
If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and the corporate governance standards of the NYSE, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to permitted phase-in periods.
Director Independence
None of Messrs. Blunt, Foley, Quirk or Nolan will qualify as independent directors under the NYSE listing standards by virtue of their respective executive positions with F&G or FNF. Each of Messrs. Ammerman and Rood will qualify as independent under NYSE listing standards with respect to director independence.
Committees of the Board of Directors
Our board of directors has the authority to appoint committees to perform certain management and administration functions.
Following the separation and distribution, it is anticipated that the board will have three standing committees: an audit committee, a compensation committee and a corporate governance and nominating committee. The charter of each standing committee will be made available on the Investor Info page of our website at www.fglife.com. Shareholders also may obtain a copy of any of these charters by writing to the Corporate Secretary at the address set forth under “Available Information.”
Corporate Governance and Nominating Committee
The members of the corporate governance and nominating committee following the separation and distribution are expected to be Messrs. Ammerman and Rood. Each of Messrs. Ammerman and Rood was deemed to be independent by the board.
The primary functions of the corporate governance and nominating committee, as identified in its charter, are:
•Identifying individuals qualified to become members of the board and making recommendations to the board regarding nominees for election;
•Reviewing the independence of each director and making a recommendation to the board with respect to each director’s independence;
•Overseeing the evaluation of the performance of the board and its committees on a continuing basis, including an annual self-evaluation of the performance of the corporate governance and nominating committee and its charter;
•Developing and recommending to the board the corporate governance principles applicable to us and reviewing our corporate governance guidelines at least annually;
•Making recommendations to the board with respect to the membership of the audit, compensation and corporate governance and nominating committees;
•Considering director nominees recommended by shareholders; and
•Reviewing our overall corporate governance and reporting to the board on its findings and any recommendations.

Audit Committee
The members of the audit committee following the separation and distribution are expected to be Messrs. Ammerman and Rood. Each of Messrs. Ammerman and Rood was deemed to be independent by the board, including under SEC Rule 10A-3 for the purposes of serving on the audit committee.
The primary functions of the audit committee include:
•Appointing, compensating and overseeing our independent registered public accounting firm;
•Overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements and the internal audit function;
•Conducting an annual self-evaluation of the performance of the audit committee and its charter;
•Overseeing the adequacy and effectiveness of disclosure controls and procedures and internal control over financial reporting;
•Discussing the annual audited financial statements and unaudited quarterly financial statements with management and the independent registered public accounting firm;
•Establishing procedures for the receipt, retention and treatment of complaints (including anonymous complaints) we receive concerning accounting, internal accounting controls, auditing matters or potential violations of law;
•Pre-approving audit and non-audit services provided by our independent registered public accounting firm;
•Discussing earnings press releases and financial information provided to analysts and rating agencies;
•Discussing with management our policies and practices with respect to risk assessment and risk management, including those relating to cybersecurity and ESG risk;
•Reviewing any material transaction between our Chief Financial Officer or Chief Accounting Officer that has been approved in accordance with our Code of Ethics for Senior Financial Officers, and providing prior written approval of any material transaction between us and our Chief Executive Officer;
•Producing an annual report for inclusion in our proxy statement, in accordance with applicable rules and regulations;
•Reviewing and approving all transactions involving an amount in excess of $120,000 in which F&G is to be a participant and in which any related person has a direct or indirect material interest; and
•Overseeing the adequacy and effectiveness of procedures to ensure legal and regulatory compliance with the Code of Conduct.
The board of directors has concluded that Messrs. Ammerman and Rood qualify as “audit committee financial experts” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K.
Compensation Committee
The members of the compensation committee following the separation and distribution are expected to be Messrs. Ammerman and Rood. Each of Messrs. Ammerman and Rood was deemed to be independent by the board, including for the purposes of serving on the compensation committee.
The functions of the compensation committee include the following:
•Reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating his performance in light of those goals and objectives, and setting the Chief Executive Officer’s compensation level based on this evaluation;

•Setting salaries and approving incentive compensation and equity awards, as well as compensation policies, for all other officers who are designated as Section 16 officers by our board;
•Producing an annual report for inclusion in our proxy statement, in accordance with applicable rules and regulations;
•Making recommendations to the board with respect to incentive compensation programs and equity-based plans that are subject to board approval;
•Reviewing and discussing with management of F&G the Compensation Discussion and Analysis, as applicable;
•Conducting an annual self-evaluation of the performance of the compensation committee and its charter;
•Reviewing and approving the annual compensation risk assessment conduct by management pay ration ratio disclosure, as applicable;
•Considering the results of the most recent shareholder advisory vote on executive compensation and making recommendations to the Board regarding any change to the frequency with which F&G will conduct a say-on-pay vote, as applicable;
•Granting any awards under equity compensation plans and annual bonus plans to our Chief Executive Officer and other Section 16 Officers; and
•Approving the compensation of our non-management directors.
For more information regarding the responsibilities of the compensation committee, please refer to the sections of this Information Statement entitled “Compensation Discussion and Analysis” and “Non-Employee Director Compensation.”
Executive Officers
Set forth below is information concerning the individuals we currently expect will serve as our executive officers upon completion of the separation and distribution.

Name	Age	Position
Christopher Blunt	60	President and Chief Executive Officer
Wendy JB Young	58	Chief Financial Officer
John Currier	52	President – Retail Markets
Scott Cochran	50	President – Institutional & New Markets
Leena Punjabi	43	Chief Investment Officer
David Martin	54	Chief Risk Officer
Christopher Blunt. See above.
Wendy JB Young. Ms. Young is the Chief Financial Officer of F&G and has served in that role since February 2022. Ms. Young has over 35 years of insurance industry experience and over 20 years with F&G, working in a broad range of actuarial, finance and reinsurance functions. From February 2014 to February 2022, Ms. Young served as F&G’s CRO and CEO of F&G’s Bermuda reinsurance entities. As CFO, Ms. Young oversees all aspects of the corporate finance function including Chief Accounting Office, Corporate Actuarial, FP&A, Capital and Ratings management, Reinsurance Strategy, Tax, Treasury and Transformation.
John Currier. Mr. Currier manages F&G’s Retail business unit. He is responsible for business unit profit and loss, and he oversees sales, operations, marketing, new business profitability and in-force management. John joined F&G in May 2015 as Deputy Chief Actuary and was named Chief Actuary in October 2016. Mr. Currier has over 30 years of industry experience.

Scott Cochran. Mr. Cochran has served as the President of Institutional and New Markets at F&G since August 2020. He also served as a Senior Advisor at Blackstone from November 2018 to July 2020 and as an EVP of Reinsurance Group of America, Incorporated from December 2010 to June 2018. Mr. Cochran has led the creation of and oversees F&G’s Institutional Business which includes Pension Risk Transfer and Funding Agreement Backed Note based businesses. Scott joined F&G in August 2020 after an accomplished career as a life insurance executive with a background in building businesses, M&A, strategy, leadership and risk management. During Scott’s 25+ years in the industry, he also served as a Senior Advisor at Blackstone and as Executive Vice President at Reinsurance Group of America.
Leena Punjabi. Ms. Punjabi has served as Chief Investment Officer for F&G since January 2021. She oversees F&G’s investment portfolios in partnership with Blackstone Insurance Solutions. Prior to joining F&G in 2019 as VP, Asset Management, she was a Principal at Mercer where she worked for 13 years providing investment advice to insurance companies and corporate pension plans.
David Martin. Mr. Martin has served as the Company’s Chief Risk Officer since April 2022, overseeing F&G’s enterprise risk management framework. Since joining F&G in 2011, Mr. Martin has been instrumental in supporting F&G’s investment portfolio strategy while serving in various senior roles at F&G, including Co-Chief Investment Officer.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
The compensation committee immediately following the distribution is expected to be composed of Mr. Rood (Chair) and Mr. Ammerman. During fiscal year 2021, no member of the proposed compensation committee was a former or current officer or employee of F&G or any of its subsidiaries. In addition, during fiscal year 2021, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our board.

COMPENSATION DISCUSSION AND ANALYSIS
Prior to the distribution, we have been a wholly owned subsidiary of FNF. Until the distribution, our compensation decisions will be made by FNF’s senior management and the Compensation Committee of FNF’s board of directors (the “FNF Compensation Committee”). We expect initially that our executive compensation program following the distribution will generally include elements that are the same as or similar to FNF’s executive compensation program. The following includes how our future compensation programs, objectives and design framework are expected to operate. Our compensation committee (the “F&G Compensation Committee”) will review all aspects of compensation and may make adjustments that it believes are appropriate in structuring our executive compensation arrangements.
In this compensation discussion and analysis section, we provide an overview and analysis of FNF’s and F&G’s executive compensation programs, including discussions of FNF’s and F&G’s compensation philosophies. The discussion below is intended to help provide an understanding of the detailed information in the compensation tables and related narrative disclosure below. We discuss the material elements of our compensation program and the material factors considered by the FNF Compensation Committee and F&G’s board of directors in making compensation decisions. The following table identifies our named executive officers (“NEOs”) as of December 31, 2021, as defined by SEC regulations:

Named Executive Officers (NEO's)	Position
Christopher O. Blunt	President, Chief Executive Officer and Director
John T. Fleurant	Chief Financial Officer
John Currier	President, Retail Markets
Scott Cochran	President, Institutional and New Markets
Wendy Young	Chief Risk Officer
Compensation Philosophy and Practices
FNF’s Compensation Practices
The FNF Compensation Committee considered several important qualitative and quantitative factors when determining the overall compensation of FNF’s named executive officers in 2021, including:
•The executive officer’s experience, knowledge, skills, level of responsibility and potential to influence FNF’s performance;
•The executive officer’s prior salary levels, annual incentive awards, annual incentive award targets and long-term equity incentive awards;
•The business environment and FNF’s business objectives and strategy;
•FNF’s financial performance in the prior year;
•The need to retain and motivate executives (even in the current business cycle, it is critical that FNF does not lose key people and long-term incentives help to retain key people);
•Corporate governance and regulatory factors related to executive compensation; and
•Marketplace compensation levels and practices.
Role of FNF’s Executive Officers
In evaluating the compensation of FNF’s named executive officers, the FNF Compensation Committee considers the recommendations of FNF’s Chairman. The FNF Compensation Committee also considers the recommendations from FNF’s Chief Executive Officer with respect to the compensation of his direct reports. In making their recommendations, the FNF Chairman and Chief Executive Officer review the performance of the other named executive officers, job responsibilities, importance to FNF’s overall business strategy, and FNF’s compensation philosophy. Neither FNF’s Chairman nor FNF’s Chief Executive Officer make recommendations to the FNF Compensation Committee regarding his own compensation. The compensation decisions are not formulaic, and the members of the FNF Compensation Committee did not assign precise weights to the factors listed above. The FNF Compensation Committee utilized their individual and collective business judgment to review, assess, and approve compensation for FNF’s named executive officers.
Role of FNF’s Compensation Consultant
To assist the FNF Compensation Committee, the compensation consultant conducted marketplace reviews of the compensation FNF pays its executive officers. They gathered marketplace compensation data on total compensation, which consists of annual salary, annual incentives, long-term incentives, executive benefits, executive ownership levels, overhang and dilution from FNF’s omnibus incentive plan, compensation levels as a percent of revenue, pay mix and other key statistics. This data is collected and analyzed twice during the year, once in the first quarter and again in the fourth quarter. The marketplace compensation data provides a point of reference for the FNF Compensation Committee, but the FNF Compensation Committee ultimately makes subjective compensation decisions based on all the factors described above. For 2021, Mercer used two marketplace data approaches: (1) two general executive compensation surveys with a specific focus on companies with revenues of between $5 billion and $20 billion, and (2) compensation information for a group of 15 companies, or FNF’s peer group.
FNF’s Compensation Peer Group
In 2021, Mercer recommended, and the FNF Compensation Committee approved, removing CNO Financials Group, Inc. (as it falls outside of the target revenue range), and Aon plc (as it was the only insurance brokerage business FNF’s prior peer group), and adding two larger corporations, Aflac Incorporated and The Hartford Financial Services Group, Inc. to account for FNF’s growth. FNF’s peer group was based on a size range of approximately 1/2 to 2 times that of FNF’s revenue, and with the changes made to the peer group in 2021, FNF is positioned between the 50th and 75th percentiles for revenue and near the median for both market capitalization and enterprise value. When selecting the peer group, FNF considers a combination of factors including revenues, assets, and market capitalization, industry focus (generally the insurance industry based on Global Industry Classification Standard (GICS) Code), nature and complexity of operations, standards used by Institutional Shareholder Services for identifying peer groups for public companies, and whether the company competes with FNF for business and/or executive talent.
FNF’s 2021 peer group consisted of:

Aflac Incorporated	Lincoln National Corp.
American Financial Group	Loews Corporation
Arch Capital Group Ltd.	Old Republic International
Assurant Inc.	Principal Financial Group, Inc.
Athene Holdings, Inc.	The Hartford Financial Services Group, Inc.
Cincinnati Financial Corporation	Unum Group
CNA Financial Corporation	W.R. Berkley Corporation
First American Financial Corporation
Compensation Practices of F&G
In 2020, following FNF’s acquisition of us, Mercer reviewed the structure and mechanics of the various components of our compensation programs and practices. In order to obtain a complete view of the competitive market for talent, Mercer considered data from published survey sources, which includes industry peers from privately held and publicly traded organizations. In particular, Mercer analyzed two key elements: current competitive market positioning and equity plan design. Competitive market positioning relates to overall base pay delivery, base salaries, annual and long-term incentive targets and payouts. Equity plan design is the assessment of the design attributes of other organizations’ incentive plans that provide perspectives on performance measurement, long-term incentive vehicles, vesting and shareholding requirements.
Mercer’s assessment in 2020 indicated that our compensation structure is well-balanced, aligns to FNF’s philosophies and demonstrates alignment between company performance and executive compensation.
For 2021, the F&G board of directors determined the annual base salary and annual bonus of F&G’s NEOs and the FNF Compensation Committee determined the remaining elements of compensation of F&G’s NEOs including long-term equity-based incentives.
Going Forward
The FNF Compensation Committee is expected to engage Mercer to review F&G’s executive compensation practices. We expect that the F&G Compensation Committee will continue to engage an independent compensation consultant following the distribution, and that the roles of such consultant and of our management in connection with the executive compensation process will be similar to FNF’s approach.
Other Related Considerations
Components of FNF’s Executive Compensation Program
FNF compensates its executive officers primarily through a mix of base salary, annual cash incentives and long-term equity-based incentives. FNF also provides its executive officers with the same retirement and employee benefit plans that are offered to FNF other employees, as well as limited other benefits, although these items are not significant components of FNF’s compensation programs. The following table provides information regarding the elements of compensation provided to FNF’s named executive officers in 2021

Category of Compensation	Type of Compensation	Purpose of the Compensation
Fixed Cash Compensation	Salary	Salary provides a level of assured, regularly paid, cash compensation that is competitive and helps attract and retain key employees.
Short-term Performance-based Cash Incentives	Annual Cash Incentive Tied to Financial Metrics	Performance-based cash incentives under FNF’s annual incentive plan are designed to motivate FNF employees to work towards achieving FNF’s key annual adjusted title revenue and adjusted pre-tax title margin goals.
Long-term Equity Incentives	Performance-based Restricted Stock Tied to Financial Metrics	Performance-based restricted stock helps to tie FNF’s named executive officers’ long-term financial interests to our adjusted pre-tax title margin and to the long-term financial interests of our shareholders, as well as to retain key executives through a three-year vesting period and maintain a market competitive position for total compensation.
Benefits & Other	ESPP, 401(k) Plan, health insurance and other benefits	FNF’s named executive officers’ benefits generally mirror FNF’s company-wide employee benefit programs. For security safety reasons and to make travel more efficient and productive for FNF’s named executive officers, they are eligible to travel on our corporate aircraft.

Components of F&G’s Executive Compensation Program
For fiscal 2021, F&G’s compensation program consisted of the following key components:

Component	Purpose	Key Features
Base Salary	Provide a fixed level of compensation Compensate executive officers fairly for the responsibility of the position held and reflect competitive practices
Salary levels set based on an assessment of:
Level of responsibility
Experience and time in position
Individual performance
Future potential
Competitiveness
Internal pay equity considerations
Salary levels are reviewed annually by the committee and adjusted as appropriate

Short-Term Incentives	Provide executive officers with incentives to achieve objectives to drive short- and long-term business performance Support attracting and retaining the best available talent	Awards based on achievement of financial and corporate objectives Awards determined on annual basis
Long-Term Incentives
Performance Vesting Restricted Stock	Provide executive officers with incentives to achieve long-term success Align executive officers’ interests with the interests of our shareholders	Vesting subject to performance objectives Three-year vesting schedule
Set forth below is a discussion of each component of compensation, the rationale for each component, and how each component fits into our overall compensation philosophy.
Base Salary
FNF Practice
The FNF Compensation Committee typically reviews salary levels annually as part of FNF’s performance review process, as well as in the event of promotions or other changes in FNF’s named executive officers’ positions or responsibilities. When establishing base salary levels, the FNF Compensation Committee considers the peer compensation data provided by its external independent compensation consultant, Mercer, as well as a number of qualitative factors, including each named executive officer’s experience, knowledge, skills, level of responsibility and performance. The FNF Compensation Committee reviews these factors each year and, rather than providing a merit increase to executives each year, increases FNF executives’ base salaries only in years when the committee determines that such an increase is warranted.
F&G Practice
We provide a base salary to compensate F&G’s NEOs for their services rendered on a day-to-day basis during the year. Base salaries are set to attract and retain executives with qualities necessary to ensure our short-term and long-term financial success. Base salary levels are set to be competitive with the salaries of executives in similar positions with similar responsibilities at comparable companies. The F&G board of directors determines an executive’s base salary is based on market compensation rates and individual factors, including personal performance and contribution, experience in the role, scope of responsibility and overall impact on the business. Base salaries are reviewed annually and adjusted when necessary to reflect market conditions as well as individual roles and performance.

The table below shows base salaries for fiscal 2021, on an annualized basis, for F&G’s NEOs:

Name	2021 Base Salary
Christopher O. Blunt	$800,000
John T. Fleurant	$500,000
John Currier	$425,000
Scott Cochran	$400,000
Wendy Young	$350,000
Going Forward
Following the distribution, we expect that the F&G Compensation Committee will set base levels to (i) attract and retain executives with qualities necessary to ensure our short-term and long-term financial success and (ii) be competitive with the salaries of executives in similar positions with similar responsibilities at comparable companies. We expect that the F&G Compensation Committee will review base salaries on an annual basis and adjust base salaries when necessary to reflect market conditions as well as individual roles and performance, including personal performance and contribution, experience in the role, scope of responsibility and overall impact on the business.
Annual Cash Incentive Programs
F&G Practice
We do not participate in FNF’s annual incentive program. In order to promote our “pay for performance” culture, we pay annual cash incentives to our executives for achieving performance targets that support financial and corporate goals made pursuant to our Employee Incentive Plan (the “EIP”), which allows for annual cash-based bonus awards intended to attract and retain the best available executive officers to be responsible for the management, growth, and success of our business and to provide an incentive for such individuals to exert their best efforts on behalf of our company and shareholders. Our Chief Executive Officer and executive team develop an annual business plan that includes objectives to drive short- and long-term business performance. The F&G board of directors reviews these objectives and establishes performance targets. Performance against plan objectives are reviewed and approved by the F&G board of directors to establish the bonus pool for each performance period. Short-term incentive payouts require that minimum targets be satisfied and allow for recognition of individual performance and contribution toward those goals.
The EIP includes a financial performance component based on the annual business plan weighted at 80% and a corporate initiatives component weighted at 20%. For fiscal 2021, the performance metrics for the EIP were:

Metrics	Weighting
Achieve the Financial Plan	80%
Sales
Adjusted Net Earnings (available to common shareholders)
Corporate Initiatives	20%
Grow our distribution: achieve sales goals, execute on Pension Risk Transfer launch and expand bank and broker dealer distributors
Enhance our organizational health: increase digital skills, continue to increase engagement levels and meet talent acquisition and talent management goals
Modernize our platforms: execute on operational and financial modernization efforts, deliver on service standards and deliver timely and accurate financial reporting in an enhanced control environment
The F&G board of directors approved the percentage of base salary paid for performance at the target levels depicted below. If a minimum performance measure is satisfied, depending on actual performance, bonus payments under the EIP could range from 50% to 150% of target. As a result of the corporate performance against our goals for fiscal 2021, the bonus pool for determining individual executive incentive awards was 150% of target with discretion to go above that result up to 165% for extraordinary performance.

Name	2021 Target Bonus		Actual Bonus Earned
	(% of base salary earnings)	($)	(% of base salary earnings)	($)
Christopher O. Blunt	200%	1,600,000	263%	2,100,000
John T. Fleurant	100%	500,000	150%	750,000
John Currier	98%	416,923	171%	725,000
Scott Cochran	98%	391,923	181%	725,000
Wendy Young	100%	350,000	179%	625,000
Going Forward
Following the distribution, we expect that initially the F&G Compensation Committee will continue the EIP or develop a short-term incentive plan focused on near-term operational and financial goals that support our long-term business objectives, while also allowing for meaningful pay differentiation tied to performance of individuals and groups.
Long-Term Incentive Opportunities
FNF Practice
In 2020, following FNF’s acquisition of us, the FNF Compensation Committee amended and restated the FGL Holdings 2017 Omnibus Incentive Plan (the “A&R 2017 Omnibus Incentive Plan”) to establish a new program for long-term award opportunities for our executives under the FNF ownership. FNF made the first equity grants under this plan in August 2020 to each of our then-NEOs. The awards consisted of a grant of performance vesting restricted stock awards and time-based vesting restricted stock awards of FNF stock. Both grants vest over a three-year period. The performance vesting restricted stock awards vested only if the Adjusted Net Earnings metric for Fiscal Year 2021 were attained. Thereafter, annual grants of performance vesting restricted stock awards with a one-year performance target and three-year vesting schedule will be considered on an annual basis. In November 2021, grants of performance vesting restricted stock awards were made to our NEOs. These awards will vest over three years if the Adjusted Net Earnings performance metric is attained for the Fiscal Year 2022. In establishing these awards, the FNF Compensation Committee considered its desire to strategically align the long-term incentives to the long-term success of business F&G.
Equity grants awarded prior to FNF’s acquisition of us, were converted in like vehicles and terms upon the completion of the acquisition using the conversion price at the close of the acquisition, subject to certain vesting and change in control protections.
Our long-term incentives for NEOs consist of performance vesting restricted stock awards that incentivize long-term value creation: performance awards that reward the achievement of our performance goals and time-vesting that reward increases in the market value of our shares and continued service with our company.

Performance Restricted Stock Awards
Performance restricted stock awards align our long-term incentives to the achievement of our Adjusted Net Earnings objectives. Performance restricted stock awards vest in equal installments based on continued service and achievement of a one-year, Adjusted Net Earnings goal established at the start of the three-year period.

Name	Date of Grant	# of shares	Value at Grant	Vesting Schedule	Performance Metric
Christopher Blunt	November 4, 2021	72,909	3,520,000	Nov. 4, 2023 – 33.33% Nov. 4, 2024 – 33.33% Nov. 4, 2025 – 33.34%	2022 Adjusted Net Earnings
John Fleurant		0 (a)	—
John Currier	November 4, 2021	15,535	750,000	Nov. 4, 2023 – 33.33% Nov. 4, 2024 – 33.33% Nov. 4, 2025 – 33.34%	2022 Adjusted Net Earnings
Scott Cochran	November 4, 2021	12,428	600,000	Nov. 4, 2023 – 33.33% Nov. 4, 2024 – 33.33% Nov. 4, 2025 – 33.34%	2022 Adjusted Net Earnings
Wendy Young	November 4, 2021	11,392	550,000	Nov. 4, 2023 – 33.33% Nov. 4, 2024 – 33.33% Nov. 4, 2025 – 33.34%	2022 Adjusted Net Earnings
__________________
a)Mr. Fleurant was not granted an equity award in 2021 due to his impending departure from F&G in May 2022.
Going Forward
We anticipate that our long-term incentive compensation grant practices initially will be comparable to those of FNF and will be granted pursuant to the F&G Annuities & Life, Inc. 2022 Omnibus Incentive Plan. Following the distribution, the F&G Compensation Committee and management will review such practices to ensure they meet our business and strategic needs and the objectives of our executive compensation program.
Summary of F&G Annuities & Life, Inc. 2022 Omnibus Incentive Plan
General. Prior to the distribution, FNF is expected to approve the F&G Annuities & Life, Inc. 2022 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), as F&G’s sole stockholder. A general description of the expected key terms of the Omnibus Incentive Plan is set forth below. The Omnibus Incentive Plan, which will qualify in its entirety the general description of the Omnibus Incentive Plan, has been filed as an exhibit to the registration statement on Form 10 of which this Information Statement forms a part.
The Omnibus Incentive Plan will provide for the issuance of stock and cash-based awards to help us attract, retain and incentivize our employees, directors and other key service providers.
Effective Date and Duration
The Omnibus Incentive Plan will be effective on the effective date of the separation and will authorize the granting of awards for up to ten years from the date the Omnibus Incentive Plan was approved by our board. The Omnibus Incentive Plan will remain in effect with respect to outstanding awards until no awards remain outstanding.
Administration of the Omnibus Incentive Plan
The Omnibus Incentive Plan will be administered by our compensation committee or another committee selected by our board, any of which we refer to as the committee. The members of the committee are appointed from time to time by, and serve at the discretion of, our board. The committee has the full power to select employees, directors and consultants who will participate in the Omnibus Incentive Plan; determine the size and types of awards; determine the terms and conditions of awards; construe and interpret the Omnibus Incentive Plan and any award agreement or other instrument entered into under the Omnibus Incentive Plan; establish, amend and waive rules and regulations for the administration of the Omnibus Incentive Plan; and, subject to certain limitations, amend the terms and conditions of outstanding awards. The committee’s determinations and interpretations under the

Omnibus Incentive Plan are binding on all interested parties. The committee is empowered to delegate its administrative duties and powers as it may deem advisable, to the extent permitted by law.
Shares Subject to the Omnibus Incentive Plan
The maximum number of shares of our common stock that may be issued pursuant to awards under the Omnibus Incentive Plan is six (6) million shares.
In general, if an award under the Omnibus Incentive Plan is forfeited, cancelled, or settled without the issuance of shares or expires, the shares underlying the award will again become available for new awards under the Omnibus Incentive Plan.
In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, spin-off, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting shares of our common stock, the committee shall cause an adjustment to be made (i) in the number and kind of shares that may be delivered under the Omnibus Incentive Plan and (ii) with respect to outstanding awards, in the number and kind of shares subject to outstanding awards, the exercise price, grant price or other price of shares subject to outstanding awards, any performance conditions relating to shares, the market price of shares, or per-share results, and other terms and conditions of outstanding awards to prevent dilution or enlargement of rights, in each case as may be determined appropriate and equitable by our compensation committee to prevent dilution or enlargement of rights.
Eligibility and Participation
Eligible participants include our (and our subsidiaries') employees, directors and consultants who have been selected to receive awards by the committee that administers the plan. Because the Omnibus Incentive Plan provides for broad discretion in selecting which eligible persons will participate, and in making awards, the total number of persons who will actually participate in the Omnibus Incentive Plan and the benefits that will be provided to the participants cannot be determined at this time.
Awards under the Omnibus Incentive Plan
Awards under the Omnibus Incentive Plan may be made in the form of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), performance shares, performance units, and other cash or stock-based awards.
Types of Awards
The following is a general description of the types of awards that may be granted under the Omnibus Incentive Plan. Terms and conditions of awards will be determined on a grant-by-grant basis by the committee.
Stock Options. The committee may grant incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”) or a combination thereof. The exercise price for each such award will be at least equal to 100% of the fair market value of a share of our common stock on the date of grant (110% of fair market value in the case of an ISO granted to a person who owns more than 10% of the voting power of all classes of stock of the Company or any subsidiary). Options will expire at such times and will have such other terms and conditions as the committee may determine at the time of grant, except that no option may be exercisable later than the tenth anniversary of its grant (or the fifth anniversary in the case of an ISO granted to a person who owns more than 10% of the voting power of all classes of stock of the Company or any subsidiary).
The exercise price of options granted under the Omnibus Incentive Plan may be paid in cash, by tendering previously acquired shares of common stock or directing the Company to withhold shares from the option having a fair market value equal to the exercise price, through broker-assisted cashless exercise, or directing the Company to withhold shares from the option or any other means permitted by the committee consistent with applicable law or by a combination of any of the permitted methods. Stock options may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and are exercisable during a participant’s lifetime only by the participant. The committee may not award dividend equivalents in connection with a stock option.
Stock Appreciation Rights (“SARs”). SARs granted under the Omnibus Incentive Plan may be in the form of freestanding SARs (SARs granted independently of any option), tandem SARs (SARs granted in connection with a related option) or a combination thereof. The grant price of a freestanding SAR will be equal to the fair market value of a share of our common stock on the date of grant. The grant price of a tandem SAR will be equal to the exercise price of the related option.
Freestanding SARs may be exercised upon such terms and conditions as are imposed by the committee and set forth in the SAR award agreement. Tandem SARs may be exercised only with respect to the shares of common stock for which its related option is exercisable.
Upon exercise of a SAR, a participant will receive the product of the excess of the fair market value of a share of our common stock on the date of exercise over the grant price multiplied by the number of shares with respect to which the SAR is exercised. Payment upon SAR exercise may be in cash, in shares of common stock of equivalent value, or in some combination of cash and shares, as determined by the committee. The committee may not award dividend equivalents in connection with SARs.
Restricted Stock. Restricted stock is an award that is non-transferable and subject to a substantial risk of forfeiture until vesting conditions, which can be related to continued service or other conditions established by the committee, are satisfied. Holders of restricted stock may receive dividends and voting rights.
Restricted Stock Units (“RSUs”) and Performance Shares. RSUs and performance shares represent, as determined by the committee, a right to receive a share of our common stock, an equivalent amount of cash, or a combination of shares and cash, if vesting conditions are satisfied. The initial value of an RSU or performance share granted under the Omnibus Incentive Plan shall be at least equal to the fair market value of our common stock on the date the award is granted. The committee may also award dividend equivalent payments in connection with such awards. RSUs may contain vesting conditions based on continued service or other conditions. Performance shares contain vesting conditions based on attainment of performance goals established by the committee in addition to service conditions.
Performance Units. Performance units are awards that entitle a participant to receive, as determined by the committee, shares of our common stock, cash or a combination of shares and cash if certain performance conditions are satisfied. The committee may also award dividend equivalent payments in connection with such awards.
Other Cash and Stock-Based Awards. Other cash and stock-based awards are awards other than those described above, the terms and conditions of which are determined by the committee. These awards may include, without limitation, the payment of cash or grant of shares of our common stock, based on attainment of performance measures established by the committee, the payment of shares as a bonus or in lieu of cash based on attainment of performance goals established by the committee, or the payment of shares in lieu of cash under an incentive or bonus program. Payment under or settlement of any such awards will be made in such manner and at such times as the committee may determine.
Dividends and Dividend Equivalents. Dividend equivalents granted to participants will represent a right to receive payments equivalent to dividends with respect to a specified number of shares. If dividends or dividend equivalents are granted with respect to awards with performance-based vesting conditions, the dividends or dividend equivalents will be accumulated or reinvested and paid only after the vesting conditions are met. The Omnibus Incentive Plan also prohibits dividend equivalents on options and SARs.
Replacement Awards. Replacement awards are awards issued in assumption of or substitution for awards granted under equity-based incentive plans sponsored or maintained by an entity with which we engage assumption of or in a merger, acquisition or other business transaction, pursuant to which awards relating to interests in such entity are outstanding immediately prior to such transaction. Replacement awards shall have substantially the same terms and conditions as the award it replaces; provided, however, that the number of shares, the exercise price, grant price or other price of shares, any performance conditions, or the market price of underlying shares or per-share results may differ from the awards they replace to the extent such differences are determined to be appropriate and equitable by the committee, in its sole discretion. Shares delivered or deliverable with respect to replacement awards will not reduce the number of shares available for issuance under the Omnibus Incentive Plan.
Performance Measures
Performance goals will be chosen by the committee from among the following performance measures: earnings per share, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), earnings before interest, taxes, depreciation, amortization and restructuring costs (EBITDAR), adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, profit measures, investment income generated by underwriting or other operations or on the float from such operations, equity, or revenue, working capital targets or improvements, share price, share price growth, total shareholder return, book value growth and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, capital expenditures, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, goals relating to acquisitions or divestitures of subsidiaries and/or other affiliates or joint ventures. The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the compensation committee may determine, in its discretion, including performance of the Company, a subsidiary and/or any individual business units or divisions of the Company or a subsidiary, and they may be established in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.
The committee may make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events, including, for example, events affecting us or our financial statements or changes in applicable laws, regulations, or accounting principles, whenever the committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Omnibus Incentive Plan.
Termination of Employment or Service
Each award agreement will set forth the participant's rights with respect to the award following termination of employment or service.
Change in Control
Except as otherwise provided in a participant's award agreement, upon the occurrence of a change in control, unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, any and all outstanding options and SARs granted under the Omnibus Incentive Plan will become immediately exercisable (provided that the committee may instead provide that such awards will be automatically cashed out), any restriction imposed on restricted stock, RSUs and other awards granted under the Omnibus Incentive Plan will lapse, and any and all performance shares, performance units and other awards granted under the Omnibus Incentive Plan with performance conditions will be deemed earned at the target level, or, if no target level is specified, the maximum level.
For purposes of the Omnibus Incentive Plan, the term "change in control" is defined generally as the occurrence of any of the following events:
a.an acquisition immediately after which any person, group or entity, possesses direct or indirect beneficial ownership of 35% or more of either our outstanding shares of our common stock or our outstanding voting securities (excluding any acquisition directly from us, by us, or by any of our employee benefit plans and certain other acquisitions), unless FNF and its affiliates collectively directly or indirectly remain as the largest shareholder of the Company;

b.during any period of two consecutive years, the individuals who, as of the beginning of such period, constituted our board, which we refer to as the incumbent board, cease to constitute at least a majority of the board, provided that any individual who becomes a member of our board subsequent to the beginning of such period and whose election or nomination was approved by at least two-thirds of the members of the incumbent board of directors (except as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than our board) will be considered as though he or she were a member of the incumbent board;
c.the consummation of a reorganization, merger, share exchange or consolidation or sale or other disposition of all or substantially all of our assets, unless, pursuant to such transaction, (a) our shareholders immediately before the transaction will have beneficial ownership (directly or indirectly) of more than 50% of the outstanding shares of our common stock and the combined voting power of our then outstanding voting securities resulting from the transaction in substantially the same proportions as their ownership immediately prior to the transaction; (b) no person (other than us, an employee benefit plan sponsored by us, the resulting corporation, or any entity controlled by us) has direct or indirect beneficial ownership of 35% or more of the outstanding common stock of the resulting corporation or the combined voting power of the resulting corporation's outstanding voting securities (except to the extent that such ownership existed prior to the transaction), unless FNF and its affiliates collectively directly or indirectly remain as the largest shareholder of the Company; and (c) individuals who were members of the incumbent board continue to constitute a majority of the members of the board of directors of the resulting corporation; or (d) our shareholders approve a complete liquidation or dissolution of F&G.
Amendment and Termination
The Omnibus Incentive Plan may be amended or terminated by our board at any time, subject to certain limitations, and, subject to limitations under the Omnibus Incentive Plan, the awards granted under the Omnibus Incentive Plan may be amended by our compensation committee at any time, provided that no such action to the Omnibus Incentive Plan or an award may, without a participant's written consent, adversely affect in any material way any previously granted award. No amendment that would require shareholder approval under the New York Stock Exchange’s listing standards or to comply with securities laws may become effective without shareholder approval.
Transferability
Awards generally may not be transferred, except by will or the laws of descent and distribution, unless, in the case of restricted stock, the transfer is approved by the compensation committee.
Deferrals
The committee may permit the deferral of vesting or settlement of an award. Any such deferral and crediting will be subject to the terms and conditions established by the committee and any terms and conditions of the plan or arrangement under which the deferral is made.
Tax Withholding
We may deduct or withhold, or require a participant to remit to us, an amount sufficient to satisfy federal, state, local, domestic or foreign taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of the Omnibus Incentive Plan. The committee may require or permit participants to elect that the withholding requirement be satisfied, in whole or in part, by having us withhold, or by tendering to us, shares of common stock having a fair market value equal to the minimum withholding obligation.
Minimum Vesting
The Omnibus Incentive Plan provides that awards granted under the plan generally will not contain vesting schedules that provide for vesting to occur more quickly than ratably over two years. This minimum vesting provision may be waived in extraordinary circumstances, will not apply to awards granted to non-employee directors, and will not prevent awards from vesting upon death or disability, termination of employment or other service, or a change in control.
Clawback of Benefits.
We may cancel awards, require reimbursement of amounts earned under awards, and effect any other right of recoupment of equity or other compensation provided under the Omnibus Incentive Plan or otherwise under any of our current or future clawback policies.
Prohibition on Repricing
Except for anti-dilution adjustments in connection with a merger, reorganization, consolidation, equity restructuring or other similar event, we will not, without first obtaining shareholder approval, (i) reduce the exercise price of outstanding options or grant price of outstanding SARs, (ii) cancel options or SARs and grant substitute options or SARs with a lower exercise price or grant price, (iii) purchase outstanding underwater options or SARs from participants for cash or other securities, or (iv) otherwise amend or modify any outstanding option or SAR if the amendment or modification would be treated as a “repricing” under the then applicable rules, regulations or listing requirements adopted by the New York Stock Exchange.
Summary of F&G Annuities & Life, Inc. 2022 Employee Stock Purchase Plan
Prior to the distribution, FNF is expected to approve the F&G Annuities & Life, Inc. Employee Stock Purchase Plan (the “ESPP”), as F&G’s sole stockholder. The ESPP is intended to provide an incentive to attract and retain employees, to increase employee morale, and to facilitate investment by our employees in the long-term success of F&G by allowing employees to accumulate funds through payroll deductions and employer matching contributions which are then used to purchase shares of our common stock. The ESPP also assists with our employee retention goals because, in order to receive the benefit of the Company matching contribution, employees must remain employed by F&G until the matching contribution date that is one year after the quarter end in which their participant contributions were made. Participation in the ESPP is voluntary. The ESPP is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code or an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended.
A form of the 2022 ESPP, which will qualify in its entirety the general description of the ESPP, has been filed as Exhibit 10.9 to the registration statement on Form 10 of which this Information Statement forms a part.
Effective Date and Duration
The ESPP will be effective on the effective date of the separation. Subject to the right of our board of directors to amend or terminate the ESPP at any time, the ESPP will remain in effect until all of the shares of our common stock authorized under the ESPP have been delivered to participating employees according to the ESPP’s terms.
Amendment and Termination
Since future conditions affecting F&G cannot be anticipated or foreseen, we have reserved the right for our board of directors to amend or terminate the ESPP at any time, provided that no such action may, without a participant’s consent, adversely affect any rights previously granted to such participant. No amendment that would require shareholder approval under NYSE listing standards or applicable law may become effective without shareholder approval.
Administration of the ESPP
The ESPP will be administered by a committee appointed by our board of directors. If at any time a committee has not been appointed to administer the ESPP, our board of directors may serve as the committee until such time as a committee is selected. The committee will have full power and authority to designate agents to carry out responsibilities relating to the ESPP, to administer, interpret and construe the terms of the ESPP, to answer all questions that may arise under the ESPP, to establish rules and procedures for administering the ESPP, and to perform such further acts as it may deem necessary or appropriate for the operation of the ESPP. The committee’s actions and determinations under the ESPP will be conclusive and binding on all interested parties.
Shares Available for Purchase
Subject to adjustment as described below, the ESPP will provide that the maximum number of shares of our common stock that may be allocated as matching shares and purchased pursuant to participant contributions under the ESPP is two (2) million shares of F&G common stock.
In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, spin-off, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting our common stock, such adjustment will be made to the number and kind of shares that may be purchased or delivered as matching shares pursuant to the ESPP, as may be determined to be appropriate and equitable by the committee to prevent dilution or enlargement of rights.
All shares of stock delivered to participants under the ESPP will be purchased on the open market.
Eligibility and Participation
Eligible employees will include all current employees of F&G and participating subsidiaries. Eligible employees will also include all other employees of F&G and participating subsidiaries who are at least 18 years old and have completed 90 days of employment with F&G, a participating subsidiary as well as employees who were employed by an organization that is part of a corporate transaction if (1) such corporate transaction documents provide for such immediate eligibility or (2) the ESPP administrative committee so decides. Employment described in the preceding sentence is referred to in the ESPP and this Information Statement as (“Qualifying Employment”).
Payroll Deductions
Participants may elect to contribute an amount between 3% and 15% of their base salary (or, for employees primarily compensated on a commission basis, commission earnings up to $10,000 per month) into the ESPP through payroll deduction. The amount of each employee’s contribution will be credited to his or her account. Participants may increase or decrease their rate of payroll deduction or suspend their participation in the ESPP at any time. No interest or earnings are credited on participant accounts.
Matching Contributions
At the end of each calendar quarter, each participant who has been continuously employed by F&G or a participating subsidiary for the preceding year will receive a matching credit that will then be used to calculate the number of matching shares of our common stock that will be deposited into the participant’s share account. The number of shares deposited is determined by dividing the amount of the matching credit by the closing price of a share of our common stock on the Wednesday preceding the date the participant receives the matching shares in the month after the calendar quarter ends. For most employees, matching credits will be equal to one-third of the amount contributed by the employee during the quarter that is one year earlier than the quarter for which the matching credit is made. For officers of F&G and its participating subsidiaries and for employees who have completed at least ten consecutive years of Qualifying Employment, the matching credit will be equal to one-half of the amount contributed by the employee during the quarter that is one year earlier than the quarter for which the matching credit is made. When determining whether a participant’s has ten consecutive years of Qualifying Employment, a participant’s years of employment shall include such participant’s years of employment with (1) FNF immediately prior to commencing employment with the Company, (2) an organization that was part of a corporate transaction with the Company, or (3) FGL Holdings immediately prior to the merger of FGL Holdings with FNF. For purposes of the ESPP, unless determined otherwise by the ESPP administrative committee, the term officer means chief executive officer, president, executive vice president, senior vice president, vice president, or assistant vice president.
As soon as administratively practicable following the close of each payroll period (the purchase date), the amount credited to a participant’s account will be transferred to a broker and used to purchase shares of F&G common stock on the open market. The purchase price of the shares will not be discounted or subsidized by F&G. Any balance remaining after the purchase will be carried forward and used to purchase additional shares of F&G common stock as of the next purchase date.
Shares purchased by participants under the ESPP will be posted as soon as practicable after each purchase date to a share account established on behalf and in the name of each participant by the broker.
Shares delivered to participants with respect to any matching credits will be purchased by F&G on the open market and then deposited into participant’s share accounts, with the number of shares deposited determined as described in the matching contributions discussion above.
Termination of Employment
Upon a participant’s termination of employment, the participant will cease to be a participant in the ESPP. Any cash contributed to the ESPP for the participant that has not been used to purchase shares before the date of termination will be transferred to the participant’s share account. The broker will continue to maintain the participant’s share account on behalf of the participant; however, the participant’s share account will cease to be administered under or have any other affiliation with the ESPP. As of the date of the participant’s termination of employment, the participant will be required to pay for any and all expenses and costs related to his or her share account.
Plan Benefits
The benefits or amounts that might be received by employees in the future under the ESPP are not determinable because the benefits depend upon, among other factors, the degree of participation by employees and the amount that each participating employee chooses to contribute.
Employment and Other Severance, Change-in-Control and Related Agreements
Employment Agreements
We believe that having employment agreements with our NEOs is beneficial to us because they provide retentive value, subject the executives to key restrictive covenants, and generally provide us with a competitive advantage in the recruiting process over companies that do not offer employment agreements. We have entered into employment agreements with certain of our NEOs. These employment agreements include the specific terms set forth in greater detail below in “Potential Payments upon Termination or Change in Control – Employment Agreements and Related Agreements with Named Executive Officers.”
Other Executive Compensation Arrangements, Policies and Practices
Following FNF’s acquisition of us, we were subject to and covered under certain FNF’s plans and policies, except our tax-qualified 401(k) defined contribution plan, our health and welfare plans and certain limited perquisites remained separate from the FNF plans. As a result, following the distribution, our executives will continue to remain eligible to participate in our tax-qualified 401(k) defined contribution plan and our health and welfare plans on the same basis as our other salaried employees. Our executives also participate in a limited number of perquisite programs.
F&G 401(k) Plan
Under the F&G 401(k) Plan, our company will match 100% of a participant’s contributions up to five percent of compensation, subject to the limits specified in the Code. The employer match vests immediately. The 401(k) plan also allows for annual discretionary profit sharing contributions, which historically have been two percent of earnings, subject to limits under the Code. Any profit sharing contributions are immediately vested.

FNF Employee Stock Purchase Plan
FNF maintains the FNF 2013 Employee Stock Purchase Plan through which FNF’s executives and employees can purchase shares of FNF common stock through payroll deductions and through matching employer contributions. At the end of each calendar quarter, FNF makes a matching contribution to the account of each participant who has been continuously employed or a participating subsidiary for the last four calendar quarters. For employees with more than 10 years of service and officers matching contributions are equal to 1/2 of the amount contributed during the quarter that is one-year earlier than the quarter in which the matching contribution was made. The matching contributions, together with the employee deferrals, are used to purchase shares of FNF common stock on the open market. For information regarding the matching contributions made to F&G’s NEOs in 2021 see “Summary Compensation Table.”
Nonqualified Deferred Compensation Arrangements
Under the FNF Deferred Compensation Plan, we permit our executives to defer on an elective basis a specified portion of their base salaries and performance-based bonus compensation, if any. See the narrative description following the table entitled “Nonqualified Deferred Compensation” below for more information surrounding the terms of the nonqualified deferred compensation plan.
Health and Welfare Benefits
F&G offers a package of insurance benefits to all salaried employees, including our executives, including health, vision and dental insurance, basic life insurance, accidental death and dismemberment insurance and short- and long-term disability insurance.
Limited Executive Perquisites
All of our executives are eligible to participate in the Executive Life Insurance Plan. Under this plan, the beneficiary of a participant who dies while employed by us is entitled to a lump sum payment equal to three times his or her annual base salary at the time of hire. The value of these executive perquisites is reflected in the “All Other Compensation” column of the Summary Compensation Table below.
Hedging and Pledging Policy
FNF Practice
FNF maintains a hedging and pledging policy, which prohibits its executive officers and directors from engaging in hedging or monetization transactions with respect to FNF securities, engaging in short-term or speculative transactions in FNF securities that could create heightened legal risk and/or the appearance of improper or inappropriate conduct or holding FNF securities in margin accounts or pledging them as collateral for loans without FNF’s approval.
Going Forward
Following the distribution, the F&G Compensation Committee is expected to adopt anti-hedging policies similar to FNF.

Stock Ownership Guidelines and Stock Holding Requirement
FNF Practice
The FNF Compensation Committee adopted stock ownership guidelines which call for the executive or director to reach the ownership multiple within four years. The FNF guidelines, including those applicable to non-employee directors, are as follows:

Position	Minimum Aggregated Value
Chairman of the Board	10 × annual cash retainer
Chief Executive Officer	5 × base salary
Other Officers	2 × base salary
Members of the Board	5 × annual cash retainer
Going Forward
We expect to adopt similar stock ownership requirements following the distribution.

SUMMARY COMPENSATION TABLE
The following table summarizes the total compensation paid to our NEOs for the fiscal year ended December 31, 2021 and the fiscal year ended December 31, 2019, as applicable.

Name	Principle Position	Fiscal Year (a)	Salary ($)	Bonus ($)	Stock Awards ($)(b)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(c)	All other Compensation ($)(d)	Total ($)
Christopher Blunt	President, Chief Executive Officer and Director	2021	800,000	–	3,520,000	–	2,350,000	61,847	6,731,848
		2019	793,846	2,250,000	—	4,075,971	2,150,000	75,170	9,344,987
John Fleurant	Chief Financial Officer	2021	500,000	—	—	—	750,000	28,438	1,278,439
		2019	67,308	—	—	3,727,066	—	6,050	3,800,424
John Currier	President, Retail Markets	2021	416,923	—	750,000	—	725,000	41,687	1,933,611
Scott Cochran	President, Institutional and New Markets	2021	391,923	—	600,000	—	725,000	19,046	1,735,969
Wendy Young	Chief Risk Officer	2021	350,000	—	550,000	—	625,000	42,981	1,567,981
__________________
a)This table reports compensation information for 2019 with respect to Mr. Blunt and Mr. Fleurant since Mr. Blunt and Mr. Fleurant are the only F&G NEOs, as of December 31, 2021, that were also NEOs of FGL Holdings in 2019 (i.e., the last completed fiscal year prior to FNF’s acquisition of FGL Holdings).
b)Represents the grant date fair value of performance restricted stock awards computed in accordance with Financial Accounting Standards Board Accounting Standards Clarification (“FASB ASC”) Topic 718. See Note A – Basis of Financial Statements and Note R – Employee Benefit Plans to our Consolidated Financial Statements included in this Information Statement for further information regarding these awards.
c)The amounts reported in this column reflect amounts earned under our Employee Incentive Plan for all NEOs in such fiscal year.
d)All other compensation for fiscal year 2021 was as follows:

Name	401(k) Match ($)(1)	Profit Sharing ($)(1)	Life Insurance premium ($)	Long-Term Disability Insurance Premium ($)	Paid Time Off ($)	Remote Stipend ($)	Dividends ($)	ESPP Stock Match Earnings ($)(2)	Other ($)(3)	Total ($)
Blunt	14,500	5,800	—	945	—	400	21,741	18,462	—	61,847
Fleurant	14,500	5,800	—	945	—	400	6,793	—	—	28,438
Currier	14,500	5,800	4,963	945	$3,750	400	3,397	7,933	—	41,687
Cochran	9,173	5,800	1,996	945	—	1,061	—	—	70	19,046
Young	13,625	5,800	1,408	709	$9,969	1,046	3,397	777	6,250	42,981
__________________
1)Details on the 401(k) match and profit sharing are described in Compensation Discussion and Analysis, under the heading “Other Executive Compensation Arrangements, Policies and Practices – 401(k) Plan”.
2)Details on the ESPP described in Compensation Discussion and Analysis, under the heading “Other Executive Compensation Arrangements, Policies and Practices – ESPP”.
3)For Mr. Cochran, this amount represents a gift card fringe benefit. For Ms. Young, this amount represents cash in lieu of pension under the Bermuda Pension Plan which she was not eligible to participate as a US citizen.

Grants of Plan-Based Awards
The following table sets forth information concerning estimated possible payouts under non-equity incentive plan awards for fiscal 2021 performance and equity incentive plan awards granted in fiscal 2021 to our NEOs.

Name	Grant Date	Estimated Possible Payouts under Non-Equity Incentive Plan Awards (a)			Estimated Possible Payouts under Equity Incentive Plan Awards (b)			Grant Date Fair Value of Stock Awards ($)(c)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Chris Blunt	2/24/2021	800,000	1,600,000	2,400,000	—	—	—
		—	—	—	—	72,909	—	3,520,047
John Fleurant	2/24/2021	250,000	500,000	750,000	—	—	—	—
		—	—	–	—	—	—	—
John Currier	2/24/2021	212,500	425,000	637,500	—	—	—	—
		—	—	—	—	15,535	—	750,030
Scott Cochran	2/24/2021	200,000	400,000	600,000	—	12,428	—	600,024
Wendy Young	2/24/2021	175,000	350,000	525,000	—	–	—	—
		—	—	—	—	11,392	—	550,006
__________________
a)Represents the potential amounts for annual EIP incentives for fiscal year 2021. Actual amounts earned by the NEOs are reflected in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.
b)Represents performance restricted stock awards that vest in equal installments in November 2023, November 2024 and November 2025 if Adjusted Net Earnings goal is achieved for calendar year 2022. Additional information on the terms applicable to these performance restricted stock awards may be found in the Compensation Discussion and Analysis under the heading “Long-Term Incentive Opportunities – FNF Practice – Performance Restricted Stock Awards”.
c)Represents the grant date fair value of performance restricted stock awards granted under the A&R 2017 Omnibus Incentive Plan computed in accordance with Financial Accounting Standards Board Accounting Standards Clarification (“FASB ASC”) Topic 718. See Note A – Basis of Financial Statements and Note R - Employee Benefit Plans to our Consolidated Financial Statements included in this Information Statement for further information regarding these awards.
The terms and conditions applicable to these awards are described in Compensation Discussion and Analysis, under the heading “Long-Term Incentive Opportunities – FNF Practice.” In addition, the key terms of the employment agreements with our NEOs can be found under the heading “Potential Payments upon Termination or Change in Control – Employment Agreements and Related Agreements with Named Executive Officers.”

Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information concerning outstanding equity awards held by our named executive officers at the end of fiscal 2021.

	Option Awards(a)				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(b)	Market Value of Shares or Units that Have Not Vested ($)(c)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(c)
Chris Blunt	292,101	67,409	27.53	12/21/2025	–	–	–	–
Chris Blunt	349,806	55,376	39.10	12/21/2025	–	–	–	–
Chris Blunt	–	–	–	–	30,838	1,609,127	–	–
Chris Blunt	–	–	–	–	–	–	61,676 (d)	3,218,254
Chris Blunt	–	–	–	–	–	–	72,909 (e)	3,804,392
John Fleurant	6,821	27,285	35.89	11/11/2026	–	–	–	–
John Fleurant	51,160	243,010	39.10	11/11/2026	–	–	–	–
John Fleurant	–	–	–	–	9,638	502,911	–	–
John Fleurant	–	–	–	–	–	–	19,274 (d)	1,005,717
John Currier	11,606	5,803	28.00	8/6/2026	–	–	–	–
John Currier	143,564	–	39.10	5/15/2025	–	–	–	–
John Currier	–	–	–	–	4,819	251,455	–	–
John Currier	–	–	–	–	–	–	9,638 (d)	502,911
John Currier	–	–	–	–	–	–	15,535 (e)	810,616
Scott Cochran	–	–	–	–	–	–	12,975 (d)	677,036
Scott Cochran	–	–	–	–	–	–	12,428 (e)	648,493
Wendy Young	–	4,643	28.00	8/6/2026	–	–	–	–
Wendy Young	53,661	–	39.10	5/15/2025	–	–	–	–
Wendy Young	–	–	–	–	4,819	251,455	–	–
Wendy Young	–	–	–	–	–	–	9,638 (d)	502,911
Wendy Young	–	–	–	–	–	–	11,392 (e)	594,435
__________________
a)The options represent former options of FGL Holdings converted to FNF options at the time FNF acquired us in 2020. For Mr. Blunt, the options will vest in full on July 11, 2022. For Mr. Fleurant, the options will vesting in one-third tranches on August 24, 2022, August 24, 2023 and August 24, 2024. For Mr. Currier and Ms. Young, the options vested on May 19, 2022.
b)This column represents shares of restricted stock that will vest 50% on August 6, 2022 and August 6, 2023.
c)The amounts reported are based on a FNF common stock price of $52.18, which was the closing price on December 31, 2021.
d)This column represents performance restricted stock awards that will vest 50% on December 31, 2022 and December 31, 2023.
e)This column represents performance restricted stock awards that will vest in one-third tranches on November 4, 2022, November 4, 2023 and November 4, 2024.

The following table sets forth information concerning each exercise of stock option, and each vesting of stock during the fiscal year ended December 31, 2021 for each of the F&G NEOs on an aggregated basis:
Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting($)
Christopher O. Blunt	—	—	15,419	721,609
John T. Fleurant	—	—	4,818	225,482
John Currier	—	—	2,409	112,741
Scott Cochran	—	—	—	—
Wendy Young	71,258	904,556	2,409	112,741
Pension Benefits
We do not provide any defined benefit plans to our NEOs.
Nonqualified Deferred Compensation
The following table provides information concerning the nonqualified deferred compensation of each of the participating NEOs in the Executive Nonqualified Deferred Compensation Plan of FGLH (the “FGLH Deferred Compensation Plan”) and the FNF, Inc. Deferred Compensation Plan (the “FNF Deferred Compensation Plan”) as of December 31, 2021. Starting January 1, 2021, eligible participants could participate in the FNF Deferred Compensation Plan. The FGLH Deferred Compensation Plan was frozen to new contributions but maintained moving forward.
Under the FNF Deferred Compensation Plan, which was amended and restated effective January 1, 2009, participants, including FNF’s named executive officers, can defer up to 75% of their base salary and 100% of their monthly, quarterly and annual incentives, subject to a minimum deferral of $19,500. Deferral elections are made during specified enrollment periods. Deferrals and related earnings are not subject to vesting conditions. Participants’ accounts are bookkeeping entries only and participants’ benefits are unsecured. Participants’ accounts are credited or debited daily based on the performance of hypothetical investments selected by the participant and may be changed on any business day. Upon retirement, which generally means separation of employment after attaining age 60, an individual may elect either a lump- sum withdrawal or installment payments over 5, 10 or 15 years. Similar payment elections are available for pre-retirement survivor benefits. In the event of a termination prior to retirement, distributions are paid over a five-year period. Account balances less than the applicable Internal Revenue Code Section 402(g) limit will be distributed in a lump sum. Participants can elect to receive in- service distributions in a plan year designated by the participant and these amounts will be paid within two and one-half months from the close of the plan year in which they were elected to be paid. The participant may also petition us to suspend elected deferrals, and to receive partial or full payout under the plan, in the event of an unforeseeable financial emergency, provided that the participant does not have other resources to meet the hardship. Plan participation continues until termination of employment. Participants will receive their account balance in a lump-sum distribution if employment is terminated within two years after a change in control.
Under the FGLH Deferred Compensation Plan, the vested balance of the deferred compensation accounts will be distributed to each participating NEO upon his or her death, disability or separation from service (including retirement). Participants choose from investment options representing a broad range of asset classes. Participants allocate their accounts among the available investment options and may change their investment elections at any time. Participants may elect upon initial enrollment to have accounts distributed upon a change in control event, although none of our NEOs have so elected. In-service hardship and education account withdrawals are permitted under the plan with respect to participant deferrals and employer credits.

FNF Deferred Compensation Plan

Name	Aggregate Balance at Beginning of Last Fiscal Year ($)	Executive Contributions in Last Fiscal Year ($)(a)	Registrant Contributions in Last Fiscal Year ($)(b)	Aggregate Earnings in Last Fiscal Year ($)(c)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Christopher O. Blunt	—	—	—	—	—	—
John T. Fleurant	—	—	—	—	—	—
John Currier	—	4,249	—	237	—	4,486
Scott Cochran	—	—	—	—	—	—
Wendy Young	—	33,867	—	2,192	—	36,059
__________________
a)Amounts reported in this column are included in the Summary Compensation Table in the “Salary” and “Non-Equity Incentive Plan Compensation” columns for fiscal 2021.
b)FNF does not provide employer contributions under this plan.
c)Amounts reported in this column are not reported as compensation in the Summary Compensation Table because the earnings are not at above-market or preferential.
FGLH Executive Nonqualified Deferred Compensation Plan

Name	Aggregate Balance at Beginning of Last Fiscal Year ($)	Executive Contributions in Last Fiscal Year ($)(a)	Registrant Contributions in Last Fiscal Year ($)(b)	Aggregate Earnings in Last Fiscal Year ($)(c)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Christopher O. Blunt	—	—	—	—	—	—
John T. Fleurant	—	—	—	—	—	—
John Currier	345,421	52,500	—	46,403	—	444,324
Scott Cochran	—	—	—	—	—	—
Wendy Young	1,297,804	87,929	—	213,273	—	1,599,006
__________________
a)Amounts reported in this column are included in the Summary Compensation Table in the “Salary” and “Non-Equity Incentive Plan Compensation” columns for fiscal 2021.
b)F&G does not provide employer contributions under this plan.
c)Amounts reported in this column are not reported as compensation in the Summary Compensation Table because the earnings are not at above-market or preferential.
Potential Payments upon Termination or Change in Control
Employment Agreements and Related Agreements with Named Executive Officers
Employment Agreement with Christopher O. Blunt
Mr. Blunt’s employment agreement, which became effective on February 6, 2019, provides that upon a termination without “cause” or by Mr. Blunt for “good reason,” each as defined in the agreement, he will be entitled to receive severance benefits equal to three times his base salary, acceleration of the stock options, and eighteen months of benefit continuation. He is also entitled to acceleration of certain options upon termination without cause or for good reason within 12 months following a change in control of the Company. In addition, Mr. Blunt will be subject to certain restrictive covenants that apply both during his employment with the Company and for certain durations afterwards. Mr. Blunt is also eligible under his employment agreement to use private air travel for personal or family purposes with an annual value of no more than $350,000 per year with a program selected by F&G, which is provided on a “tax grossed-up basis” to the extent the economic equivalent is taxable to Mr. Blunt. In 2021, Mr. Blunt did not use such private air travel for personal or family purposes.

Employment Agreement with John T. Fleurant
Mr. Fleurant’s employment agreement, which became effective on November 11, 2019, provides that upon a termination without “cause”, Mr. Fleurant will be entitled to receive severance benefits equal to six months of his base salary, a pro-rata portion of his annual bonus for the year of termination and six months of F&G-paid COBRA. Mr. Fleurant will be subject to certain restrictive covenants that apply both during his employment with F&G and for certain durations afterwards.
Assignment of Employment Agreement
In connection with FNF’s acquisition of FGL Holdings, the employment agreements with Mr. Blunt and Mr. Fleurant were assigned to a subsidiary of FNF.
Employment Agreement with Wendy Young
Ms. Young’s employment agreement, which became effective on November 14, 2013, provides that Ms. Young’s compensation will determined by the Company and that she is entitled to certain severance amounts if terminated without cause, the amount of which is based on her tenure with the Company and ranges from 39 to 52 weeks of base salary. Ms. Young will be subject to certain restrictive covenants that apply both during her employment with the Company and for certain durations afterwards.
F&G Severance Plan
Pursuant to the F&G 2015 Severance Plan (the “Severance Plan”), upon a termination without cause prior to a change in control, Messrs. Currier and Cochran would be entitled to a severance payment equal to two (2) weeks of base salary for each full year of service with a minimum of four (4) weeks. Upon a termination without cause within 12 months following a change in control, Messrs. Currier and Cochran and Ms. Young will be entitled to a severance payment equal to 52 weeks of base salary, an amount equal to the target annual bonus, a pro-rated annual target bonus and 12 months of subsidized COBRA coverage.
The following table sets forth the estimated amount of compensation each of our NEOs would receive under the termination or change in control provisions contained in the agreements and plans discussed above, assuming that such termination or change in control event occurred on December 31, 2021. The table excludes (i) amounts accrued through the termination date that would be paid in the normal course of continued employment, such as accrued but unpaid salary, (ii) vested account balances under our 401(k) plan that are generally available to all of our employees, (iii) vested stock options as of December 31, 2021, and (iv) except as indicated in the footnotes below, any post-employment benefit that is available to all of our employees and does not discriminate in favor of our NEOs. In the case of a change in control situation, we assume that the vesting of all options and restricted stock will be accelerated, even though the FNF Compensation Committee has the discretion to provide for alternative treatment of the awards upon a change in control.

Name	Termination Trigger	Severance (Salary) ($)(a)	Severance (Bonus) ($)(b)	Equity Vesting ($)(c)	Nonqualified Deferred Compensation ($)(d)	Other Benefits ($)(e)	Total ($)
Chris Blunt	Involuntary termination w/o cause	2,400,000	—	—	—	29,380	2,429,380
	Voluntary Termination	—	—	—	—	7,815	27,815
	Retirement (f)	—	—	—	—	—	—
	Death	—	1,600,000	—	—	27,815	1,627,815
	Disability	—	1,600,000	—	—	27,815	1,627,815
	Change in Control	2,400,000	—	11,017,722	—	29,380	2,429,380
John Fleurant (g)	Involuntary termination w/o cause	250,000	500,000	—	—	22,692	772,692
	Voluntary Termination	—	—	—	—	19,231	19,231
	Retirement (f)	—	—	—	—	—	—
	Death	—	500,000	—	—	—	500,000
	Disability	—	500,000	—	—	19,231	519,231
	Change in Control	500,000	1,000,000	5,131,672	—	26,153	1,526,153
John Currier	Involuntary termination w/o cause	98,077	—	—	448,808	11,659	558,543
	Voluntary Termination	—	—	—	448,808	8,337	457,144
	Retirement (f)	—	—	—	—	—	—
	Death	—	—	—	448,808	—	448,808
	Disability	—	—	—	448,808	8,337	457,144
	Change in Control	425,000	850,000	1,705,299	—	21,625	1,296,625
Scott Cochran	Involuntary termination w/o cause	30,769	—	—	—	16,998	47,767
	Voluntary Termination	—	—	—	—	15,385	15,385
	Retirement(f)	—	—	—	—	—	—
	Death	—	—	—	—	—	—
	Disability	—	—	—	—	15,385	15,385
	Change in Control	400,000	800,000	1,325,529	—	34,748	1,234,748
Wendy Young	Involuntary termination w/o cause	282,692	—	—	1,635,062	22,520	1,940,274
	Voluntary Termination	—	—	—	1,635,062	7,767	1,642,829
	Retirement (f)	—	—	—	—	—	—
	Death	—	350,000	—	1,635,062	—	1,985,062
	Disability	—	350,000	—	1,635,062	7,767	1,992,829
	Change in Control	350,000	700,000	1,461,069	—	23,861	1,073,861
__________________
a)Under the terms of the employment agreements and the Severance Plan, severance pays out in a lump sum. Amounts payable in this column may be subject to the NEO executing and not revoking a release of claims against the Company. This column does not include any required notice periods pursuant to an employment agreement or Severance Plan.
b)Amounts in this column include, if provided in an employment agreement with the NEO, a pro-rata bonus for the year of termination upon certain types of terminations,
c)The amounts reported assume a FNF common stock price of $52.18, which was the closing price on December 31, 2021.
d)For any participating NEO, the vested balance of the deferred compensation accounts will be distributed upon death, disability or separation from service.
e)Amounts include any accrued vacation as of December 31, 2021, which would be paid out upon a termination.
f)As of December 31, 2021, none of our continuing NEOs were retirement eligible.
g)Mr. Fleurant’s employment with F&G terminated on May 31, 2022.

NON-EMPLOYEE DIRECTOR COMPENSATION
FNF Practice
FNF’s compensation consultant reviews the compensation paid to FNF directors, on a regular basis, and then makes recommendations on any changes to FNF’s director compensation practices. The FNF Compensation Committee discusses the compensation consultant’s recommendations and determines whether to make any changes to our director compensation in that year.
In 2021, all non-employee directors other than Mr. Foley received an annual retainer of $80,000, payable quarterly. The chairman and each member of the audit committee received an additional annual fee (payable in quarterly installments) of $100,000 and $35,000, respectively, for their service on the audit committee. The chairman and each member of the special litigation committee received an additional annual fee (payable in quarterly installments) of $100,000 and $75,000, respectively, for their service on the special litigation committee. The chairman and each member of the compensation committee received an additional annual fee (payable in quarterly installments) of $25,000 and $15,000, respectively, for their service on such committees. The chairman and each member of the corporate governance and nominating committee received an additional annual fee (payable in quarterly installments) of $20,000 and $10,000, respectively, for their service on such committees. FNF’s Lead Independent Director, does not receive any additional compensation for that role.
In addition, in 2021 each non-employee director other than Mr. Foley received a long-term incentive award of 5,144 shares of restricted stock. Mr. Foley received a long-term incentive award of 10,357 shares of restricted stock. These restricted stock awards were granted under our omnibus plan and vest proportionately each year over three years from the date of grant based upon continued service on our board, subject to the achievement of performance-based criteria. In addition, new directors are also awarded additional restricted stock awards in connection with joining the FNF’s board of directors.
FNF also reimburses each non-employee director for all reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings and director education programs. Each non-employee member of FNF’s board of directors is eligible to participate in our deferred compensation plan to the extent he or she elects to defer any board or committee fees.
Going Forward: We expect to use a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on our board of directors. In setting director compensation, our F&G Compensation Committee expect to be guided by similar principles as FNF.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Following the separation and distribution, F&G and FNF will each operate as a publicly traded company. F&G will enter into a Separation and Distribution Agreement with FNF. In connection with the separation, F&G also intends to enter into various ancillary agreements to effect the separation and provide a framework for its relationship with FNF after the separation, such as a Corporate Services Agreement, a Reverse Corporate Services Agreement and a Tax Sharing Agreement. These agreements will provide for the allocation between F&G and FNF of FNF’s assets, employees, liabilities and obligations attributable to periods prior to, at and after F&G’s separation from FNF and will govern certain relationships between F&G and FNF after the separation. Forms of the agreements listed above have been filed as exhibits to the registration statement on Form 10 of which this Information Statement forms a part.
The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which will be incorporated by reference into this Information Statement when filed.
Separation and Distribution Agreement
The following summary describes the material provisions of the Separation and Distribution Agreement and is qualified in its entirety by reference to the complete text of the Separation and Distribution Agreement, a copy of which is filed as an exhibit to this Information Statement. The provisions of the Separation and Distribution Agreement are extensive and not easily summarized. Accordingly, this summary may not contain all of the information about the Separation and Distribution Agreement that is important to you. We encourage you to read the Separation Agreement carefully in its entirety for a more complete understanding of the Separation and Distribution Agreement.
The Separation Agreement and this summary of its terms have been included with this Information Statement to provide you with information regarding the terms of the Separation Agreement and are not intended to provide any other factual information about FNF or F&G. Information about FNF and F&G can be found elsewhere in this Information Statement.
General
F&G has entered into the Separation and Distribution Agreement with FNF to provide for, among other things, the principal corporate transactions required to effect the separation and distribution, certain conditions to the separation and distribution and provisions governing our relationship with FNF with respect to and resulting from the separation and distribution.
Pursuant to the Separation and Distribution Agreement, F&G will engage with FNF in a series of corporate transactions, referred to herein as the separation and distribution, including the following:
•On June 24, 2022, F&G distributed 104,999,000 shares of F&G common stock to FNF such that following such stock split, F&G has a total of 105,000,000 shares of F&G common stock issued and outstanding;
•On June 24, 2022, FNF contributed the $400 million promissory note dated as of September 15, 2021, by and among FNF and to F&G in exchange for 20,000,000 shares of F&G common stock in a value-for-value exchange (the “Conversion”); and
•FNF will cause [●] shares of F&G common stock, comprising approximately 15% of the total issued and outstanding shares of F&G’s common stock, to be distributed pro rata to the holders of the FNF common stock by means of book-entry transfer through the distribution agent. All of the F&G common stock issued to FNF in the Conversion described above shall be distributed pursuant to the such distribution.

Covenants
FNF and F&G, as applicable, among other things, have agreed to take or not take (as applicable) the following actions:
•Each party shall take all actions reasonably necessary to carry out the purposes and intent of the Separation and Distribution Agreement and the transactions contemplated thereby, including by completing the transactions contemplated by the Separation and Distribution Agreement, and by executing and delivering any other documents and instruments required to effect the transactions contemplated by the Separation and Distribution Agreement.
•Each party shall afford each other reasonable access to any information in its possession or under its control needed to (i) comply with the U.S. or foreign law; (ii) to enable a party to institute or defend against any action proceeding in any U.S. or foreign court; and (iii) to enable the parties to implement the transactions contemplated by the Separation and Distribution Agreement.
•Each party will keep confidential for five (5) years following the separation (or for three (3) years following disclosure to such party, whichever is longer), and will use reasonable efforts to cause its officers, directors, members, employees, controlled affiliates and agents to keep confidential during such period, all proprietary information of the other party, in each case to the extent permitted by law.
•F&G shall use reasonable efforts to have this registration statement declared effective as promptly as practicable after such filing and keep it so effective for so long as is necessary to consummate the separation and distribution.
•F&G shall use reasonable efforts to cause the shares of F&G’s common stock to be issued in the distribution to be listed on the NYSE as of the closing, subject to official notice of issuance.
•Prior to the consummation of the separation, FNF or the FNF board of directors, or the applicable committee thereof, shall approve resolutions to adopt that certain F&G omnibus equity incentive plan, the F&G employee stock purchase program and the F&G non-qualified deferred compensation plan, and take any other actions necessary to adopt such arrangements.
Conditions to the Separation and Distribution Agreement
The transactions contemplated by the Separation and Distribution Agreement are subject to the satisfaction or waiver of the following conditions:
•each of FNF and F&G shall have performed in all material respects its respective covenants and agreements contained in the Separation and Distribution Agreement to be performed at or prior to the closing;
•there being no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority in effect enjoining, restraining, preventing or prohibiting consummation of any of the transactions contemplated by the Separation and Distribution Agreement or making the consummation of any such transactions illegal;
•the SEC shall have declared effective the registration statement of which this Information Statement forms a part and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;
•the shares of F&G common stock to be distributed shall have been accepted for listing on the NYSE, subject to official notice of distribution;
•each of FNF and F&G shall have delivered certain deliverables as contemplated by the Separation and Distribution Agreement, including the ancillary agreements relating to the separation and distribution; and

•no other events or developments shall exist or shall have occurred that, in the judgment of the board of directors of FNF, in its sole and absolute discretion, make it inadvisable to effect the separation, the distribution or the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement.
At the the separation and distribution closing, F&G and FNF will, as applicable, execute and deliver the Tax Sharing Agreement, the Corporate Services Agreement and the Reverse Corporate Services Agreement.
Termination
The Separation and Distribution Agreement may be terminated by mutual agreement of F&G and FNF.
Corporate Services Agreement
Prior to the effective time of the separation, FNF will enter into the Corporate Services Agreement with F&G. Pursuant to such agreement, FNF will provide F&G with certain corporate services, including internal audit services, litigation and dispute management services, compliance services, corporate and transactional support services, SEC & reporting services, insurance and risk management services, human resources support services and real estate services. FNF will also provide knowledge transfer services and take such steps as are reasonably required to facilitate a smooth and efficient transition of records and responsibilities to F&G prior to the termination of the agreement. The Corporate Services Agreement terminates after the date upon which all corporate services or transition assistance have been terminated or upon the mutual agreement of the parties. F&G may terminate corporate services by providing 90 days written notice to FNF.
Reverse Corporate Services Agreement
Prior to the effective time of the separation, F&G will enter into a Reverse Corporate Services Agreement with FNF. Pursuant to such agreement, F&G will provide FNF with certain services, including employee services. F&G will also provide knowledge transfer services and take such steps as are reasonably required in order to facilitate a smooth and efficient transition of records and responsibilities to FNF prior to the termination of the agreement. The Reverse Corporate Services Agreement terminates after the date upon which all corporate services or transition assistance has been terminated or upon the mutual agreement of the parties. FNF may terminate corporate services by providing 90 days written notice to F&G.
Other Relationships
MVB Management receives a participation fee from BIS in connection with assets of F&G and its subsidiaries that are managed by BIS. BIS also receives portfolio review and consulting services from MVB Management. BIS pays MVB Management a fee of approximately 15% of certain fees paid to BIS and its affiliates pursuant to the investment management agreements with BIS. F&G is not a party to the agreements between BIS and MVB Management and does not pay, and is not responsible for, any fees paid to MVB Management. Our agreements with BIS provide that, in the event BIS and MVB Management amend their participation fee agreement in the future to reduce the fee (based on a decreasing sliding scale of aggregate assets managed by BIS) payable for assets under management in the F&G Accounts over $34 billion by 50%, BIS’s per annum management fee for assets under management in the F&G Accounts over $34 billion will also be reduced. See also “Business—Our Investment Management Governance and Approach” in this Information Statement.
Review, Approval or Ratification of Transactions with Related Persons
Pursuant to our codes of ethics, a “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with our interests, and can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Anything that would present a conflict for a director, officer or employee would also likely present a conflict if it were related to a member of his or her family. Our code of ethics states that clear conflict of interest situations involving directors, executive officers and other employees who occupy supervisory positions or who have discretionary authority in dealing with any third party specified below may include the following:
•Any significant ownership interest in any supplier or customer;
•Any consulting or employment relationship with any customer, supplier or competitor; and
•Selling anything to us or buying anything from us, except on the same terms and conditions as comparable directors, officers or employees are permitted to so purchase or sell.
With respect to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, our codes of ethics require that each such officer must:
•Discuss any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest with our General Counsel;
•In the case of our Chief Financial Officer and Chief Accounting Officer, obtain the prior written approval of our General Counsel for all material transactions or relationships that could reasonably be expected to give rise to a conflict of interest; and
•In the case of our Chief Executive Officer, obtain the prior written approval of the audit committee for all material transactions that could reasonably be expected to give rise to a conflict of interest.
Under SEC rules, certain transactions in which we are or will be a participant and in which our directors, executive officers, certain shareholders and certain other related persons had or will have a direct or indirect material interest are required to be disclosed in the related person transactions section of our proxy statement. In addition to the procedures above, our audit committee reviews and approves or ratifies any such transactions that are required to be disclosed. The committee makes these decisions based on its consideration of all relevant factors. The review may be before or after the commencement of the transaction. If a transaction is reviewed and not approved or ratified, the committee may recommend a course of action to be taken.

DESCRIPTION OF OTHER INDEBTEDNESS
The following is a summary of the terms of our principal indebtedness. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the underlying documents.
Mirror Revolving Note
On December 29, 2020, we entered into a mirror revolving note (the “FNF Credit Facility”) with FNF. Under the FNF Credit Facility, FNF has agreed to provide us with revolving loans, from time to time upon our request, in an aggregate principal amount not to exceed $200 million (the “Commitment”).
Interest on the revolving loans is calculated based on the rate or rates of interest charged then on borrowings under the Fifth Amended and Restated Credit Agreement, dated as of October 29, 2020, among FNF, the lenders from time to time a party thereto and Bank of America, N.A. as administrative agent (the “Revolver Credit Agreement”), plus 100 basis points.
The maturity date of each revolving loan is the earlier of October 29, 2025 and the date the Revolver Credit Agreement is terminated. We have the right to prepay, at any time and from time to time, all or any portion of the outstanding principal amount of the revolving loans, without premium or penalty other than customary breakage costs. In addition, we have the right, at any time and from time to time, to terminate or reduce the Commitment upon prior written notice to FNF.
Upon an event of default under the FNF Credit Facility, FNF, at its option, has the right to declare the entirety of outstanding revolving loans immediately due and payable without notice or demand.
5.50% F&G Notes
On April 20, 2018, FGLH, our indirect wholly owned subsidiary, issued 5.50% senior notes in the principal amount of $550 million due May 1, 2025 (the “5.50% F&G Notes”). The 5.50% F&G Notes were issued pursuant to Rule 144A under the Securities Act, and are fully and unconditionally guaranteed by FNF. Interest is payable semi-annually in arrears on May 1 and November 1 of each year.
Prior to February 1, 2025 (three months prior to the maturity date of the 5.50% F&G Notes) FGLH may redeem the 5.50% F&G Notes in whole or in part at any time at its option at a redemption price equal to 100% of the principal amount thereof plus a “make-whole” premium and accrued and unpaid interest, if any, to, but not including, the redemption date. Commencing on February 1, 2025 (three months prior to the maturity date of the 5.50% F&G Notes), FGLH may redeem the notes in whole or in part at any time at its option at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including the redemption date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Before the distribution, all of the outstanding shares of our common stock are owned beneficially and of record by FNF. Immediately following the distribution, we expect to have approximately [●] million shares of common stock issued and outstanding.
The following table sets forth estimated information regarding the beneficial ownership of our common stock immediately following the distribution. The table below sets forth such estimated beneficial ownership for:
•each shareholder that, based on the assumptions described below, is expected to be a beneficial owner of more than 5% of our common stock immediately following the consummation of the distribution;
•each named director and nominee for director;
•each named executive officer; and
•all of such directors, nominees for director and executive officers as a group.
Except as otherwise noted below, we based the share amounts shown on each person’s beneficial ownership of shares of FNF common stock as of [●], 2022 and a distribution ratio of [●] share[s] of our common stock for every share of FNF common stock held by such person. The actual number of shares of our common stock outstanding following the distribution will be determined on [●], 2022, the record date.
To the extent our directors and executive officers own shares of FNF common stock the record date, they will participate in the distribution on the same terms as other holders of shares of FNF common stock.
Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. We have based each of our footnotes on publicly available information as of [●], 2022. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The address of each director and executive officer shown in the table below is c/o F&G Annuities & Life, Inc., 801 Grand Ave, Suite 2600, Des Moines, Iowa 50309.

Name and Address	Number of Shares and Nature of Beneficial Ownership	Percent of Class
Fidelity National Financial, Inc. 601 Riverside Avenue, Jacksonville, FL 32204	[●]	[85]%
Michael J. Nolan	[●]	[●]
William P. Foley, II	[●]	[●]
Douglas K. Ammerman	[●]	[●]
John D. Rood	[●]	[●]
Raymond R. Quirk	[●]	[●]
Christopher Blunt	[●]	[●]
Wendy JB Young	[●]	[●]
John Currier	[●]	[●]
Scott Cochran	[●]	[●]
Leena Punjabi	[●]	[●]
David Martin	[●]	[●]
All directors and officers ([●] persons)	[●]	[●]

DESCRIPTION OF CAPITAL STOCK
The following description of select provisions of F&G’s charter and bylaws that will be in effect immediately after the separation, and of the DGCL, is necessarily general and does not purport to be complete. This summary is qualified in its entirety by reference in each case to the applicable provisions of F&G’s charter and bylaws to be in effect immediately after completion of the separation, which are filed as exhibits to this Information Statement.
General
Authorized Capitalization
Immediately following the transactions, F&G’s authorized capital stock will consist of [●] shares of common stock, par value $0.001 per share, and [●] shares of preferred stock, par value $[●] per share.
Common Stock
Voting Rights
The holders of F&G common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of F&G’s common stock will vote on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law.
Dividend Rights
Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor.
Rights upon Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of F&G’s affairs, the holders of common stock are entitled to share ratably in proportion to the number of shares held by each such holder, in all assets remaining after payment of F&G’s debts and other liabilities, subject to prior distribution rights of preferred stock, then outstanding, if any.
Other Rights
The holders of F&G’s common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of F&G’s common stock will be subject to those of the holders of any shares of F&G’s preferred stock F&G may issue in the future.
Preferred Stock
F&G’s board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences and limitations thereof, including dividend rights, specification of par value, conversion rights, voting rights, terms of redemption, specification of par value, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.
The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of F&G without further action by the shareholders and may adversely affect the voting and other rights of the holders of F&G’s common stock. At present, F&G has no shares of preferred stock issued and outstanding and no plans to issue any preferred stock.
Election and Removal of Directors; Vacancies
F&G’s charter will provide that its board of directors will consist of at least one director. The exact number of directors will be fixed from time to time by a majority of F&G’s board of directors. In accordance with its charter,

F&G’s board of directors will be divided into three classes of directors, with each class constituting, as nearly as possible, one-third of the total number of directors. Each class of directors will be elected for a three-year term. As a result, approximately one-third of F&G’s board of directors will be elected each year. There will be no limit on the number of terms a director may serve on the board of directors. Any director elected to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.
F&G’s charter will provide that subject to the rights, if any, of the holders of shares of preferred stock then outstanding, so long as F&G maintains a classified board structure, any or all of the directors of F&G may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding capital stock of F&G then entitled to vote generally in the election of directors. Any vacancy on the board of directors may be filled only by an affirmative vote of the majority of the directors then in office, even if less than a quorum, or by an affirmative vote of the sole remaining director. Any director elected to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.
Anti-takeover Effects of F&G’s Charter and Bylaws
Upon the separation, F&G’s charter and bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of F&G. F&G expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of F&G to first negotiate with the board of directors, which F&G believes may result in an improvement of the terms of any such acquisition in favor of F&G’s shareholders. However, such provisions also give F&G’s board of directors the power to discourage acquisitions that some shareholders may favor.
Classified Board of Directors and Related Provisions
F&G’s charter will provide that its board of directors must be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of F&G’s board of directors will be elected each year. This classified board provision will prevent a third party who acquires control of a majority of F&G’s outstanding voting stock from obtaining control of the board of directors until the second annual shareholders meeting following the date the acquiror obtains the controlling interest. The number of directors constituting F&G’s board of directors is determined from time to time by the board of directors. F&G’s charter will also provide that, subject to any rights of any preferred stock then outstanding and so long as the classified board structure remains intact, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding capital stock of F&G then entitled to vote for the election of directors, considered for this purpose as one class. In addition, F&G’s charter will provide that any vacancy on the board of directors, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office or by an affirmative vote of the sole remaining director. This provision, in conjunction with the provisions of F&G’s charter authorizing the board of directors to fill vacancies on the board of directors, will prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
Shareholder Action by Written Consent
Our amended and restated certificate of incorporation provides that, from and after the time that FNF and its affiliates collectively own less than 50% of the shares of the outstanding capital stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such stockholders of the Corporation and may not be effected by any written consent in lieu of a meeting by such stockholders.
Special Meetings
F&G’s charter will provide that, except as otherwise required by law or provided by resolutions adopted by the board of directors designating the rights, powers and preferences of any preferred stock, special meetings of the shareholders can only be called by a majority of F&G’s entire board of directors or F&G’s chairman, chief executive officer or president, as applicable. Shareholders may not call a special meeting or require that F&G’s board of directors call a special meeting of shareholders.
Requirements for Advance Notification of Shareholder Meetings, Nominations and Proposals
F&G’s bylaws will provide that, if one of F&G’s shareholders desires to submit a proposal or nominate persons for election as directors at an annual shareholders’ meeting, the shareholder’s written notice must be received by F&G not less than 120 days prior to the anniversary date of the date of the proxy statement for the immediately preceding annual meeting of shareholders (which date shall, for purposes of F&G’s first annual meeting of shareholders after its shares of common stock are first publicly traded, be deemed to have occurred on [•], 2022). However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a shareholder must be received by F&G not later than the close of business on the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the shareholder. Notices of shareholder proposals or nominations must set forth the reasons for the proposal or nomination and any material interest of the shareholder in the proposal or nomination and a representation that the shareholder intends to appear in person or by proxy at the annual meeting. Director nomination notices must set forth the name and address of the nominee, arrangements between the shareholder and the nominee and other information required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in F&G’s bylaws. The advance notice requirements regulating shareholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a shareholder proposal if the requisite procedures are not followed and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.
Authorized but Unissued Shares
The authorized but unissued shares of F&G’s common stock and preferred stock will be available for future issuance without any further vote or action by F&G’s shareholders. These additional shares may be utilized for a variety of corporate purposes, including without limitation, future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of F&G’s common stock and preferred stock could render more difficult or discourage an attempt to obtain control over F&G by means of a proxy contest, tender offer, merger or otherwise.
Delaware Anti-Takeover Statute
Our amended and restated certificate of incorporation will not state that we have elected not to be governed by Section 203 of the DGCL and therefore, we will be subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years after the time the shareholder became an interested shareholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested shareholder.” Subject to various exceptions, an “interested shareholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change of control attempts that are not approved by a company’s board of directors.
Limitations on Director and Officer Liability
Under the DGCL, F&G may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that they are or were F&G’s director, officer, employee or agent, or are or were serving at F&G’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to F&G’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided that such provision shall not eliminate or limit the liability of a director or officer (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director or officer derived an improper personal benefit. F&G’s charter will contain the provisions permitted by Section 102(b)(7) of the DGCL.
Corporate Opportunities
To address situations in which officers or directors have conflicting duties to affiliated corporations, Section 122(17) of the DGCL allows a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in specified classes or categories of business opportunities. As such, and in order to address potential conflicts of interest between F&G and FNF, F&G’s charter will contain provisions regulating and defining, to the fullest extent permitted by law, the conduct of its affairs as they may involve FNF and FNF’s officers and directors.
F&G’s charter will provide that, subject to any written agreement to the contrary, FNF will not have a duty to refrain from engaging in the same or similar activities or lines of business that F&G engages in, and, except as set forth in F&G’s charter, none of FNF and FNF’s officers and directors will be liable to F&G or its shareholders for any breach of any fiduciary duty due to any such activities of FNF.
F&G’s charter will also provide that F&G may from time to time be or become a party to and perform, and may cause or permit any subsidiary to be or become a party to and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with FNF. With limited exceptions, to the fullest extent permitted by law, no such agreement, nor the performance thereof in accordance with its terms by F&G, any of its subsidiaries or FNF, shall be considered contrary to any fiduciary duty to F&G or F&G’s shareholders of any director or officer of F&G’s who is also a director, officer or employee of FNF. With limited exceptions, to the fullest extent permitted by law, no director or officer of F&G who is also a director, officer or employee of FNF shall have or be under any fiduciary duty to F&G or its shareholders to refrain from acting on behalf of F&G or any of its subsidiaries or on behalf of FNF in respect of any such agreement or performing any such agreement in accordance with its terms.
F&G’s charter will further provide that if one of F&G’s directors or officers who is also a director or officer of FNF acquires knowledge of a potential transaction or matter that may be a corporate opportunity for FNF or F&G, the director or officer will have satisfied their fiduciary duty to F&G and its shareholders with respect to that corporate opportunity if they act in a manner consistent with the following policy:
•a corporate opportunity offered to any person who is an officer of F&G and who is also a director but not an officer of FNF, will belong to F&G unless the opportunity is expressly offered to that person in a capacity other than such person’s capacity as one of F&G’s officers, in which case it will not belong to F&G;
•a corporate opportunity offered to any person who is a director but not an officer of F&G, and who is also a director or officer of FNF, will belong to F&G only if that opportunity is expressly offered to that person in that person’s capacity as one of F&G’s directors; and
•a corporate opportunity offered to any person who is an officer of FNF or F&G will belong to F&G only if that opportunity is expressly offered to that person in that person’s capacity as one of F&G’s officers.
Notwithstanding these provisions, F&G’s charter will not prohibit F&G from pursuing any corporate opportunity of which F&G becomes aware.

These provisions that will be in F&G’s charter will no longer be effective on the date that none of F&G’s directors or officers are also directors or officers of FNF.
If F&G’s charter does not include provisions setting forth the circumstances under which opportunities will belong to F&G and regulating the conduct of F&G’s directors and officers in situations where their duties to F&G and FNF conflict, the actions of F&G’s directors and officers in each such situation would be subject to the fact-specific analysis of the corporate opportunity doctrine as articulated under Delaware law. Under Delaware law, a director of a corporation may take a corporate opportunity, or divert it to another corporation in which that director has an interest, if (i) the opportunity is presented to the director or officer in their individual capacity, (ii) the opportunity is not essential to the corporation, (iii) the corporation holds no interest or expectancy in the opportunity and (iv) the director or officer has not wrongfully employed the resources of the corporation in pursing or exploiting the opportunity. Based on Section 122(17) of the DGCL, F&G does not believe the corporate opportunity guidelines that will be set forth in F&G’s charter conflict with Delaware law. If, however, a conflict were to arise between the provisions of F&G’s charter and Delaware law, Delaware law would control.
Amendment to Bylaws and Charter
F&G’s charter and bylaws will provide that, subject to the affirmative vote of the holders of preferred stock if required by law or the applicable certificate of designations relating to such preferred stock, the provisions (i) of F&G’s bylaws may be adopted, amended or repealed if approved by a majority of the board of directors then in office or by holders of the common stock in accordance with applicable law and the charter, and (ii) of F&G’s charter may be adopted, amended or repealed as provided by the DGCL.
Sales of Unregistered Securities
None.
Listing on the New York Stock Exchange
F&G expects to apply to have F&G’s common stock approved for listing on the NYSE under the symbol “FG.”
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is CST. Its address is 17 Battery Place, 8th Floor, New York NY 10004, and its telephone number is (212) 509-4000.

WHERE YOU CAN FIND MORE INFORMATION
F&G has filed a registration statement on Form 10 with the SEC with respect to the shares of F&G common stock being distributed as contemplated by this Information Statement. This Information Statement forms a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to F&G and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this Information Statement is not incorporated by reference in this Information Statement.
As a result of the distribution, F&G will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.
F&G intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.
You should rely only on the information contained in this Information Statement or to which this Information Statement has referred you. F&G has not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.
Unless F&G or FNF has received contrary instructions, if multiple FNF shareholders share an address, only one Notice of Internet Availability of this Information Statement is being delivered to such address. This practice, known as “householding,” is designed to reduce printing and postage costs.
F&G undertakes to deliver promptly upon written or oral request a separate copy of this Information Statement to FNF shareholders at a shared address to which a single copy of the Notice of Internet Availability was delivered. If you are a registered FNF shareholder, you may request such separate copy by contacting the Office of the Corporate Secretary at [●]. If you hold your stock with a bank, broker or other nominee, you may request such separate copy by contacting Broadridge Financial Solutions, Inc. (Attn: Householding Department) at 51 Mercedes Way, Edgewood, NY 11717, or by calling [1-866-540-7095]. If you are a registered FNF shareholder receiving multiple copies at the same address or if you have a number of accounts at a single brokerage firm, you may submit a request to receive a single copy in the future by contacting the Office of the Corporate Secretary. If you hold your FNF common stock with a bank or broker, contact Broadridge Financial Solutions, Inc. at the address and telephone number provided above.

INDEX TO FINANCIAL INFORMATION
F&G ANNUITIES AND LIFE, INC. AND SUBSIDIARIES

Page Number
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (Ernst & Young, LLP, Des Moines, IA, Auditor Firm)	F-2
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (KPMG, Des Moines, IA, Auditor Firm)	F-6
Consolidated Balance Sheets as of December 31, 2021 and 2020	F-7
Consolidated Statements of Earnings for the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020 and the predecessor periods from January 1, 2020 to May 31, 2020 and for the year ended December 31, 2019 (as restated)
F-8
Consolidated Statements of Comprehensive Earnings for the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020 and the predecessor periods from January 1, 2020 to May 31, 2020 and for the year ended December 31, 2019 (as restated)
F-9
Consolidated Statements of Equity for the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020 and the predecessor periods from January 1, 2020 to May 31, 2020 and for the year ended December 31, 2019 (as restated)
F-10
Consolidated Statements of Cash Flows for the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020 and the predecessor periods from January 1, 2020 to May 31, 2020 and for the year ended December 31, 2019 (as restated)
F-12
Notes to Consolidated Financial Statements	F-13
Consolidated Financial Statement Schedules
Schedule I—Summary of Investments - Other Than Investments in Related Parties	F-85
Schedule II—Condensed Financial Information of Registrant	F-86
Schedule III—Supplementary Insurance Information	F-89
Schedule IV—Reinsurance	F-90
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets (unaudited)	F-91
Condensed Consolidated Statements of Earnings (unaudited)	F-92
Condensed Consolidated Statements of Comprehensive Earnings (unaudited)	F-93
Condensed Consolidated Statements of Equity (unaudited)	F-94
Condensed Consolidated Statements of Cash Flows (unaudited)	F-95
Notes to Unaudited Condensed Consolidated Financial Statements	F-96

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholder and the Board of Directors of
F&G Annuities & Life, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of F&G Annuities & Life, Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of earnings, comprehensive earnings, equity and cash flows for the periods January 1, 2020 through May 31, 2020, June 1, 2020 through December 31, 2020 and for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the periods January 1, 2020 through May 31, 2020, June 1, 2020 through December 31, 2020 and the year ended December 31, 2021 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Value of Business Acquired (VOBA), Deferred Policy Acquisition Costs (DAC), Deferred Sales Inducements (DSI) and secondary guarantee liabilities

Description of the Matter
At December 31, 2021 VOBA, DAC, and DSI reported within other intangible assets, net totaled $2.0 billion and contractholder funds totaled $35.5 billion, a portion of which related to indexed universal life (IUL)-type and Investment-type contracts with secondary guarantees. As discussed in Note A to the consolidated financial statements, VOBA, DAC, and DSI are generally amortized over the lives of the policies in relation to the emergence of actual gross profits (AGPs) and estimated gross profits (EGPs). Secondary guarantee liabilities on IUL-type products or Investment-type contracts are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. The benefit ratio is the ratio of the present value of secondary guarantees to the present value of the assessments used to provide the secondary guarantees. The assessments are calculated using the same assumptions used in VOBA, DAC, and DSI EGPs. There is significant uncertainty inherent in calculating EGPs and assessments as the calculation is sensitive to management’s best estimate of assumptions such as earned rate, budgeted option costs, surrender rates, mortality, and guaranteed minimum withdrawal benefit (GMWB) utilization. Changes in assumptions, including the Company’s earned rate, budgeted option costs, surrender rates, mortality, and GMWB utilization can have a significant impact on the pattern of
EGPs of the underlying business and as a result the amortization of VOBA, DAC and DSI balances. Management’s assumptions are adjusted, also known as unlocking, based on actual policyholder behavior and market experience and projecting for expected trends. The unlocking results in amortization being recalculated using the new assumptions for estimated gross profits, resulting either in additional or less cumulative amortization expense. Additionally, if experience or assumption changes result in a new benefit ratio, the secondary guarantee liabilities are adjusted to reflect the changes in a manner similar to the unlocking of VOBA, DAC, and DSI.

Auditing the valuation of the Company’s VOBA, DAC, and DSI that are amortized in relation to the emergence of AGPs/EGPs and valuation of secondary guarantee liabilities on IUL-type products or Investment-type contracts was complex because of the highly judgmental nature of the methods used and determination of the assumptions applied to determine the EGPs and assessments. The high degree of judgment was primarily due to the sensitivity of the EGPs and assessments to the methods used and assumptions applied which have a significant effect on the valuation of VOBA, DAC, DSI and secondary guarantee liabilities on IUL-type products or Investment-type contracts.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over the VOBA, DAC, DSI, and contractholder funds estimation processes. These controls included, among others, the review and approval process management has in place for the development of the significant assumptions described above. To evaluate the judgment used by management in determining the EGPs and assessments, among other procedures, we involved actuarial specialists and evaluated the methodology applied by management in determining the EGPs and assessments with those used in prior periods.

To evaluate the significant assumptions used by management, we compared policyholder behavior assumptions that we identified as being higher risk to prior actual experience, observable market data or management’s estimates of prospective changes in these assumptions. We performed an independent recalculation of EGPs and secondary guarantee liabilities for a sample of product cohorts, which we compared to the actuarial model used by management.

Valuation of Investments in Securities

Description of the Matter
The Company’s fair value of fixed maturity securities totaled $30.0 billion as of December 31, 2021. The fair value of a subset of these securities, including asset backed securities and bonds, is based on non-binding broker quotes as described in Note D to the consolidated financial statements. The lack of visibility into assumptions used in non-binding broker quotes is a significant unobservable input, which creates greater subjectivity when determining the fair values.

Auditing the fair value of the securities valued by brokers was especially challenging because determining the fair value is complex and highly judgmental and involves using inputs and assumptions that are not directly observable in the market.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s valuation process for broker-quoted securities. These controls included management’s evaluation of the broker-quoted values compared to an independently calculated range of values.

To test the fair value of the securities, we utilized the support of our valuation specialists which included, among other procedures, independently calculating a reasonable range of fair values for a sample of securities based on independently obtained information or available transaction data for similar securities. We compared these ranges to management’s estimates of fair value for the selected securities.

Assumptions related to Fixed Indexed Annuity Embedded Derivative Liability

Description of the Matter
As of December 31, 2021, the fair value of the Company’s fixed indexed annuity embedded derivative liability totaled $3.9 billion. Certain of the Company’s fixed indexed annuity contracts allow the policyholder to elect an equity index linked feature, where amounts credited to the contract’s account value are linked to the performance of designated equity indices selected by the policyholder. The equity index crediting feature is accounted for as an embedded derivative liability and reported at fair value as discussed in Note D to the consolidated financial statements.

Auditing the valuation of the Company’s fixed indexed annuity embedded derivative was complex because of the highly judgmental nature of the determination of the assumptions required to determine the fair value of the embedded derivative. In particular, the fair value was sensitive to the significant assumptions used to determine future policy growth including the mortality, surrender rates, partial withdrawals, GMWB utilization, non-performance spread, and option cost. There is significant uncertainty inherent in determining the mortality, surrender rates, partial withdrawals, GMWB utilization, non-performance spread and option cost assumptions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s controls over management’s process for the development of the significant assumptions used in measuring the fair value of the embedded derivative for fixed indexed annuities. These controls included, among others, the review and approval process management has in place for the development of the significant assumptions.

To evaluate the judgment used by management in determining the assumptions used in measuring the fair value of the fixed indexed annuity embedded derivative, among other procedures, we involved actuarial specialists and evaluated the methodology applied by management in determining the fair value with those used in the prior period and in the industry. To evaluate the significant assumptions used by management in the methodology applied, we compared policyholder behavior assumptions to prior actual experience and management’s estimate of prospective changes in the assumptions. In addition, we compared the nonperformance spread and option costs assumptions to observable market data. We performed an independent recalculation of the embedded derivative for a sample of products for comparison with the actuarial model used by management

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
Des Moines, Iowa
July 20, 2022

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309
Report of Independent Registered Public Accounting Firm
To the Shareholder and Board of Directors
FGL Holdings:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of earnings, comprehensive earnings, equity, and cash flows of FGL Holdings and subsidiaries (the Company) for the year ended December 31, 2019 (Predecessor period), and the related notes and financial statement schedules II to IV (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31,2019 (Predecessor period), in conformity with U.S. generally accepted accounting principles.
Correction of Misstatements
As discussed in Note B to the consolidated financial statements, the 2019 consolidated financial statements have been restated to correct misstatements.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We served as the Company’s auditor from 1998 to 2020.
Des Moines, Iowa
March 2, 2020, except for Note B and Note T, as to which the date is July 20, 2022
KPMG LLP, a Delaware limited liability partnership and a member firm of the
KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except share data)

	December 31, 2021	December 31, 2020
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value, at December 31, 2021 and 2020, at an amortized cost of $28,724 and $23,602, respectively, net of allowance for credit losses of $8 and $10, respectively.	$29,962	$25,499
Preferred securities, at fair value	1,028	965
Equity securities, at fair value	143	82
Derivative investments	816	548
Mortgage loans, net of allowance for credit losses of $31 and $39 at December 31, 2021 and 2020, respectively.	3,749	2,031
Investments in unconsolidated affiliates	2,350	1,156
Other long-term investments	489	449
Short-term investments	373	456
Total investments	38,910	31,186
Cash and cash equivalents	1,533	889
Trade and notes receivables	3	10
Investments in subsidiaries	—	11
Reinsurance recoverable, net of allowance for credit losses of $20 and $21 at December 31, 2021 and 2020, respectively	3,610	3,174
Goodwill	1,756	1,756
Prepaid expenses and other assets	613	421
Lease assets	8	8
Other intangible assets, net	2,234	1,918
Property and equipment, net	13	11
Income taxes receivable	50	—
Deferred tax asset	—	45
Assets of discontinued operations	—	327
Total assets	$48,730	$39,756
LIABILITIES AND EQUITY
Liabilities:
Contractholder funds	$35,525	$28,718
Future policy benefits	4,732	4,010
Accounts payable and accrued liabilities	1,297	1,179
Notes payable	977	589
Funds withheld for reinsurance liabilities	1,676	806
Lease liabilities	14	14
Income taxes payable	—	5
Deferred tax liability	24	—
Liabilities of discontinued operations	—	361
Total liabilities	44,245	35,682
Equity:
F&G common stock, $0.001 par value; authorized 500,000,000 shares as of December 31, 2021 and 2020, respectively; outstanding of 105,000,000 as of December 31, 2021 and 2020, respectively, and issued of 105,000,000 as of December 31, 2021 and 2020, respectively	—	—
Additional paid-in capital	2,750	2,741
Retained earnings	1,001	136
Accumulated other comprehensive earnings	734	1,197
Total equity	4,485	4,074
Total liabilities and equity	$48,730	$39,756
See Notes to Consolidated Financial Statements

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars in millions, except shares, in thousands, and per share data)

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Revenues:
Life insurance premiums and other fees	$1,395	$138	$90	$220
Interest and investment income	1,852	743	403	1,169
Recognized gains and losses, net	715	352	(338)	505
Total revenues	3,962	1,233	155	1,894
Expenses:
Personnel costs	129	65	34	78
Other operating expenses	105	75	75	87
Benefits and other changes in policy reserves	2,138	866	298	1,148
Depreciation and amortization	484	123	(51)	128
Interest expense	29	18	13	32
Total expenses	2,885	1,147	369	1,473
Earnings (loss) from continuing operations before income taxes	1,077	86	(214)	421
Income tax (expense) benefit	(220)	75	14	(60)
Net earnings (loss) from continuing operations	857	161	(200)	361
Net earnings (loss) from discontinued operations, net of tax	8	(25)	(114)	51
Net earnings (loss)	865	136	(314)	412
Less: Preferred stock dividend	—	—	8	31
Net earnings (loss) available to common shareholders	$865	$136	$(322)	$381
Earnings per share (a)
Basic
Net earnings (loss) from continuing operations	$8.16	$1.54	$(0.98)	$1.52
Net earnings (loss) from discontinued operations	0.08	(0.24)	(0.53)	0.24
Net earnings (loss) per share, basic	$8.24	$1.30	$(1.51)	$1.76
Diluted
Net earnings (loss) from continuing operations	$8.16	$1.54	$(0.98)	$1.52
Net earnings (loss) from discontinued operations	0.08	(0.24)	(0.53)	0.24
Net earnings (loss) per share, diluted	$8.24	$1.30	$(1.51)	$1.76

Weighted average shares outstanding F&G common stock, basic basis (a)	105,000	105,000	213,246	216,592
Weighted average shares outstanding F&G common stock, diluted basis (a)	105,000	105,000	213,246	216,737
__________________
(a)Weighted average shares outstanding for the year ended December 31, 2021 and for the period June 1, 2020 to December 31, 2020, retrospectively include the effects of the 105,000 for 1 stock split that occurred on June 24, 2022.
See Notes to Consolidated Financial Statements

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(In millions)

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Net earnings (loss)	$865	$136	$(314)	$412
Other comprehensive earnings:
Unrealized (loss) gain on investments and other financial instruments, net of adjustments to intangible assets and unearned revenue (1)	(378)	1,255	(751)	1,318
Unrealized (loss) gain on foreign currency translation (2)	(5)	6	(1)	(1)
Reclassification adjustments for change in unrealized gains and losses included in net earnings (3)	(83)	(61)	57	(36)
Change in reinsurance liabilities held at fair value resulting from a change in the instrument-specific credit risk	3	(3)	6	(15)
Other comprehensive (loss) earnings	$402	$1,333	$(1,003)	$1,678
__________________
(1)Net of income tax (benefit) expense of $(100) million, $332 million, $(200) million, $194 million for the year ended December 31, 2021, the period June 1, 2020 to December 31, 2020, the predecessor period from January 1, 2020 to May 31, 2020 and for the predecessor year ended December 31, 2019.
(2)Net of income tax (benefit) expense of $(1) million, $2 million, less than $(1) million, less than $(1) million for the year ended December 31, 2021, the period June 1, 2020 to December 31, 2020, the predecessor period from January 1, 2020 to May 31, 2020 and for the predecessor year ended December 31, 2019.
(3)Net of income tax (benefit) expense of $(22) million, $(16) million, $15 million, $(10) million for the year ended December 31, 2021, the period June 1, 2020 to December 31, 2020, the predecessor period from January 1, 2020 to May 31, 2020 and for the predecessor year ended December 31, 2019.
See Notes to Consolidated Financial Statements

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In millions, except per share data)

	F&G Annuities & Life, Inc.
	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Treasury Stock	Total Equity
Predecessor balance, January 1, 2019 (As Restated)	$—	$—	$2,066	$(238)	$(845)	$(4)	979
Treasury shares purchased	—	—	—	—	—	(65)	(65)
Other comprehensive earnings — unrealized gain on investments and other financial instruments (As Restated)	—	—	—	—	1,318	—	1,318
Other comprehensive earnings — unrealized gain on foreign currency translation	—	—	—	—	(1)	—	(1)
Reclassification adjustments for change in unrealized gains and losses included in net earnings	—	—	—	—	(36)	—	(36)
Change in reinsurance liabilities held at fair value resulting from change in instrument-specific credit risk	—	—	—	—	(15)	—	(15)
Common stock dividends	—	—	—	(9)	—	—	(9)
Preferred stock dividends (paid in kind)	—	—	29	(31)	—	—	(2)
Stock-based compensation	—	—	4	—	—	—	4
Net earnings (As Restated)	—	—	—	412	—	—	412
Predecessor balance, December 31, 2019 (As Restated)	$—	$—	$2,099	$134	$421	$(69)	$2,585
Cumulative effect of change in accounting principle	—	—	—	(27)	—	—	(27)
Treasury stock repurchased	—	—	—	—	—	—	—
Issuance of restricted stock	—	—	—	—	—	—	—
Other comprehensive earnings — unrealized loss on investments and other financial instruments	—	—	—	—	(751)	—	(751)
Other comprehensive earnings — unrealized gain on foreign currency translation	—	—	—	—	(1)	—	(1)
Reclassification adjustments for change in unrealized gains and losses included in net earnings	—	—	—	—	57	—	57
Common stock dividends	—	—	—	(4)	—	—	(4)
Preferred stock dividends (paid in kind)	—	—	15	(8)	—	—	7
Option exercises	—	—	10	—	—	—	10
Change in reinsurance liabilities held at fair value resulting from change in instrument-specific credit risk	—	—	—	—	6	—	6
Stock-based compensation	—	—	3	—	—	—	3
Net loss	—	—	—	(314)	—	—	(314)
Predecessor balance, May 31, 2020	$—	$—	$2,127	$(219)	$(268)	$(69)	$1,571
See Notes to Consolidated Financial Statements

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In millions, except per share data)

	F&G Annuities & Life, Inc.
	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Treasury Stock	Total Equity
Predecessor balance, May 31, 2020	$—	$—	$2,127	$(219)	$(268)	$(69)	$1,571
Purchase accounting adjustments	—	—	610	219	268	69	1,166
Balance, June 1, 2020	$—	$—	$2,737	$—	$—	$—	$2,737
Other comprehensive earnings — unrealized gain on investments and other financial instruments	—	—	—	—	1,255	—	1,255
Other comprehensive earnings — unrealized gain on foreign currency translation	—	—	—	—	6	—	6
Reclassification adjustments for change in unrealized gains and losses included in net earnings	—	—	—	—	(61)	—	(61)
Stock-based compensation	—	—	4	—	—	—	4
Change in reinsurance liabilities held at fair value resulting from change in instrument-specific credit risk	—	—	—	—	(3)	—	(3)
Net earnings	—	—	—	136	—	—	136
Balance, December 31, 2020	$—	$—	$2,741	$136	$1,197	$—	$4,074
Other comprehensive earnings - unrealized loss on investments and other financial instruments	—	—	—	—	(378)	—	(378)
Other comprehensive earnings - unrealized loss on foreign currency translation	—	—	—	—	(5)	—	(5)
Reclassification adjustments for change in unrealized gains and losses included in net earnings	—	—	—	—	(83)	—	(83)
Stock-based compensation	—	—	9	—	—	—	9
Change in reinsurance liabilities held at fair value resulting from change in instrument-specific credit risk	—	—	—	—	3	—	3
Net earnings	—	—	—	865	—	—	865
Balance, December 31, 2021	$—	$—	$2,750	$1,001	$734	$—	$4,485
See Notes to Consolidated Financial Statements

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	For the Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	For the Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
Cash Flows From Operating Activities:				(As Restated)
Net earnings (loss)	$865	$136	$(314)	$412
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	484	123	(51)	128
(Gain) loss on sales of investments and other assets and asset impairments, net	(576)	(155)	58	(150)
Loss on sale of businesses	14	—	—	—
Interest credited/index credits to contractholder account balances	804	749	234	1,066
Deferred policy acquisition costs and deferred sales inducements	(675)	(296)	(227)	(511)
Charges assessed to contractholders for mortality and administration	(180)	(100)	(65)	(124)
Distributions from unconsolidated affiliates, return on investment	70	—	—	—
Stock-based compensation cost	9	4	3	4
Change in NAV of limited partnerships, net	(589)	—	—	—
Change in valuation of derivatives, equity and preferred securities, net	(140)	(204)	280	(363)
Changes in assets and liabilities, net of effects from acquisitions:
Change in reinsurance recoverable	94	77	(35)	7
Change in future policy benefits	634	(89)	(41)	(149)
Change in funds withheld from reinsurers	850	(14)	(12)	105
Net change in income taxes	138	(89)	(11)	67
Net change in other assets and other liabilities	69	145	(43)	160
Net cash provided by (used in) operating activities	1,871	287	(224)	652
Cash Flows From Investing Activities:
Proceeds from sales, calls and maturities of investment securities	9,280	2,886	1,319	4,851
Additions to property and equipment and capitalized software	(33)	(23)	(5)	(15)
Purchases of investment securities	(14,577)	(4,197)	(1,942)	(5,828)
Net proceeds from (purchases of) sales and maturities of short-term investment securities	71	(419)	—	—
Other acquisitions/disposals, net of cash acquired	(43)	—	—	—
Additional investments in unconsolidated affiliates	(1,710)	(231)	(107)	(588)
Distributions from unconsolidated affiliates, return of investment	150	119	11	50
Net cash used in investing activities	(6,862)	(1,865)	(724)	(1,530)
Cash Flows From Financing Activities:
Borrowings	400	—	—	—
Dividends paid	—	—	—	(9)
Exercise of stock options	—	—	10	—
Contractholder account deposits	8,166	2,967	1,803	4,124
Contractholder account withdrawals	(2,931)	(1,327)	(936)	(2,759)
Purchases of treasury stock	—	—	—	(65)
Net cash provided by (used in) financing activities	5,635	1,640	877	1,291
Net increase (decrease) in cash and cash equivalents	644	62	(71)	413
Cash and cash equivalents at beginning of period	889	827	935	522
Cash and cash equivalents at end of period	$1,533	$889	$864	$935
See Notes to Consolidated Financial Statements

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note A.    Business and Summary of Significant Accounting Policies
The following describes the business and significant accounting policies of F&G Annuities & Life, Inc. (“FGAL”) and its subsidiaries (collectively, “we”, “us”, “our”, the "Company" or “F&G”), which have been followed in preparing the accompanying Consolidated Financial Statements.
Description of the Business
We provide insurance solutions and issue a broad portfolio of annuity and life insurance products, including deferred annuities (fixed indexed and fixed rate annuities), immediate annuities, and indexed universal life ("IUL") insurance, through our retail distribution channels. We also provide funding agreements and pension risk transfer ("PRT") solutions through our institutional channels. F&G has one reporting segment, which is consistent with and reflects the manner by which our chief operating decision maker views and manages the business.
FGAL, a Delaware corporation, was formed on August 7, 2020, and following a series of reorganizations, became the parent company for the consolidated financial statements via a contribution agreement between Fidelity National Financial, Inc. (NYSE:FNF)("FNF") and FGAL on November 26, 2020. The prior parent company, FGL Holdings, a Cayman Islands exempted company, was incorporated in the Cayman Islands on January 2, 2020, and became the parent company effective June 1, 2020, in conjunction with the acquisition by FNF, as discussed below. The parent company prior to June 1, 2020, also named FGL Holdings, a Cayman Islands exempted company, was originally incorporated in the Cayman Islands on February 26, 2016, as a Special Purpose Acquisition Company ("SPAC") and was publicly traded on the New York Stock Exchange.
On June 1, 2020, FNF acquired 100% of the outstanding equity of FGL Holdings for approximately $2.7 billion pursuant to the Agreement and Plan of Merger, dated February 7, 2020, as amended (the "Merger Agreement"). In connection with the Merger, FNF issued approximately 24 million shares of FNF common stock and paid approximately $1.8 billion in cash to former holders of FGL Holdings ordinary and preferred shares. On August 26, 2020, FNF issued an additional 1 million shares of FNF common stock and paid approximately $100 million in cash to certain former owners of FGL Holdings common stock. At closing, all outstanding shares of FGL Holdings common stock, excluding shares associated with the liability to former owners, were converted into the right to receive the Merger Consideration (as defined in the Merger Agreement). Additionally, each outstanding FGL Holdings Option and FGL Holdings Phantom unit was canceled and converted into options to purchase FNF common stock and phantom units denominated in FNF common stock, and each outstanding warrant to purchase FGL Holdings common stock was converted into the right to purchase and receive upon exercise $8.18 in cash and .0833 shares of FNF common stock. At closing, FNF's subsidiaries' ownership of FGL Holdings common and preferred shares was converted into approximately 7 million shares of FNF common stock.
As a result of the Merger Agreement, our financial statement presentation includes the consolidated financial statements of FGL Holdings and its subsidiaries as "Predecessor" for the periods prior to the completion of the merger, as well as the consolidated financial statements of FGAL and its subsidiaries after the merger under a new basis established under purchase accounting in accordance with generally accepted accounting principles in the United States ("GAAP"). Refer to Note C Acquisition by FNF for more information.
Discontinued Operations
In connection with the FNF acquisition, certain third party offshore reinsurance businesses were deemed discontinued operations and are presented as such within our consolidated financial statements for all periods presented through the date of their disposition, in accordance with GAAP. On December 18, 2020, we sold F&G Reinsurance Ltd (“F&G Re”) to Aspida Holdings Ltd (“Aspida”). On May 31, 2021, we sold Front Street Re Cayman Ltd (“FSRC”) to Archipelago Lexa (C) Limited. The transactions did not have a material impact to our GAAP financial results. Refer to Note T Discontinued Operations for more information.

Recent Developments
F&G Distribution
On March 14, 2022, FNF's Board of Directors approved a dividend to their shareholders, on a pro rata basis, of approximately 15% of the common stock of F&G (the "F&G Distribution"). FNF intends to retain control of F&G through their approximate 85% ownership stake. The proposed F&G Distribution is subject to various conditions including the final approval of FNF's Board of Directors, the effectiveness of appropriate filings with the U.S Securities and Exchange Commission (the "SEC"), and any applicable regulatory approvals. The record date and distribution settlement date will be determined by FNF's Board of Directors prior to the distribution. Upon completion of the F&G Distribution, FNF's shareholders as of the record date are expected to own stock in both publicly traded companies. The proposed F&G Distribution is intended to be structured as a taxable dividend to FNF's shareholders and is targeted to be completed in late third quarter or early fourth quarter of 2022. However, there can be no assurance regarding the timeframe for completing the F&G Distribution or that the conditions of the F&G Distribution will be met.
F&G Enters Funding Agreement Backed Note ("FABN") Market
In June 2021, we established a funding agreement-backed notes program (the “FABN Program”), pursuant to which Fidelity & Guaranty Life Insurance Company (“FGL Insurance”) may issue funding agreements to a special purpose statutory trust (the “Trust”) for spread lending purposes. The maximum aggregate principal amount permitted to be outstanding at any one time under the FABN Program is currently $5.0 billion. As of December 31, 2021, we had approximately $1.9 billion outstanding under the FABN Program.
F&G Enters Pension Risk Transfer ("PRT") Market
In July 2021, we entered the PRT market, pursuant to which FGL Insurance and Fidelity & Guaranty Life Insurance Company of New York ("FGL NY Insurance") may issue group annuity contracts to discharge pension plan liabilities from a pension plan sponsor. As of December 31, 2021, we closed PRT transactions which represent pension obligations of $1.1 billion.
Also refer to Note U Subsequent Events.
Principles of Consolidation and Basis of Presentation
The accompanying Consolidated Financial Statements are prepared in accordance with GAAP and include our accounts as well as our wholly owned subsidiaries. All intercompany profits, transactions and balances have been eliminated.
We are involved in certain entities that are considered variable interest entities ("VIEs") as defined under GAAP. Our involvement with VIEs is primarily to invest in assets that allow us to gain exposure to a broadly diversified portfolio of asset classes. A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support, where investors lack certain characteristics of a controlling financial interest, or where the entity is structured with non-substantive voting rights. We assess our relationships to determine if we have the ability to direct the activities, or otherwise exert control, to evaluate if we are the primary beneficiary of the VIE. If we determine we are the primary beneficiary of a VIE, we consolidate the assets and liabilities of the VIE in our Consolidated Financial Statements. See Note E Investments for additional information on our investments in VIEs.
Investments
Fixed Maturity Securities Available-for-Sale
Fixed maturity securities are purchased to support our investment strategies, which are developed based on factors including rate of return, maturity, credit risk, duration, tax considerations and regulatory requirements. Our investments in fixed maturity securities have been designated as available-for-sale ("AFS") and are carried at fair value, net of allowance for expected credit losses, with unrealized gains and losses included within accumulated other comprehensive income (loss) ("AOCI"), net of associated adjustments for deferred acquisition costs ("DAC"), value of business acquired ("VOBA"), deferred sales inducements ("DSI"), unearned revenue ("UREV"), SOP 03-1 reserves, and deferred income taxes. Fair values for fixed maturity securities are principally a function of current market conditions and are primarily valued based on quoted prices in markets that are not active or model inputs that are observable or unobservable. We recognize investment income on fixed maturities based on the interest method, which results in the recognition of a constant rate of return on the investment equal to the prevailing rate at the time of purchase or at the time of subsequent adjustments of book value. Changes in prepayment assumptions are accounted for prospectively. Realized gains and losses on sales of our fixed maturity securities are determined on the first-in first-out cost basis. We generally record security transactions on a trade date basis except for private placements, which are recorded on a settlement date basis. Realized gains and losses on sales of fixed maturity securities are reported within Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings. Beginning in 2020, fixed maturity securities AFS are subject to an allowance for credit loss and changes in the allowance are reported in net earnings as a component of Recognized gains and losses, net. Prior to 2020, the amortized cost of fixed maturity securities AFS was adjusted for declines in value that were other than temporary and impairments in value deemed to be other than temporary were also reported as a component of Recognized gains and losses, net. For details on our policy around allowance for expected credit losses on available-for-sale securities and other-than-temporary impairment losses, refer to Note E Investments.
Preferred and Equity Securities
Equity and preferred securities held are carried at fair value as of the balance sheet dates. The fair values of our equity and preferred securities are based on quoted prices in active markets, or are valued based on quoted prices in markets that are not active, model inputs that are observable or unobservable or based on net asset value (“NAV”). Changes in fair value and realized gains and losses on sales of our preferred and equity securities are reported within Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings. Recognized gains and losses on sales of our preferred and equity securities are credited or charged to earnings on a trade date basis, unless the security is a private placement in which case settlement date basis is used.
Derivative Financial Instruments
We hedge certain portions of our exposure to product related equity market risk by entering into derivative transactions (primarily call options). All such derivative instruments are recognized as either assets or liabilities in the accompanying Consolidated Balance Sheets at fair value. The changes in fair value are reported within Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings.
We purchase financial instruments and issue products that may contain embedded derivative instruments. If it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract for measurement purposes. The embedded derivative is carried at fair value, which is determined through a combination of market observable inputs such as market value of option and interest swap rates and unobservable inputs such as the mortality multiplier, surrender and withdrawal rates and non-performance spread. The changes in fair value are reported within Benefits and other changes in policy reserves in the accompanying Consolidated Statements of Earnings. See a description of the fair value methodology used in Note D Fair Value of Financial Instruments.
Reinsurance Related Embedded Derivatives
As discussed in Note L Reinsurance, F&G entered into reinsurance agreements with Kubera Insurance (SAC) Ltd. ("Kubera"), effective December 31, 2018, and ASPIDA Life Re Ltd ("Aspida Re"), effective January 1, 2021, to cede certain multi-year guaranteed annuities ("MYGA") and deferred annuity GAAP and statutory reserves on a coinsurance funds withheld basis, net of applicable existing reinsurance. Effective October 31, 2021, the Kubera agreement was novated from Kubera to Somerset Reinsurance Ltd. ("Somerset"), a certified third-party reinsurer. Funds withheld arrangements allow the Company to retain legal ownership of assets backing reinsurance arrangements until they are earned by the reinsurer while passing credit risk associated with the assets in the funds withheld account to the reinsurer. These arrangements create embedded derivatives considered to be total return swaps with contractual returns that are attributable to the assets and liabilities associated with the reinsurance arrangement. The fair value of the total return swap is based on the change in fair value of the underlying assets held in the funds withheld portfolio. Investment results for the assets that support the coinsurance with funds withheld reinsurance arrangement, including gains and losses from sales, are passed directly to the reinsurer pursuant to contractual terms of the reinsurance arrangement. These total return swaps are not clearly and closely related to the underlying reinsurance contract and thus require bifurcation. The reinsurance related embedded derivative is reported in Prepaid expenses and other assets if in a net gain position, or Accounts payable and accrued liabilities, if in a net loss position on the Consolidated Balance Sheets and the related gains or losses are reported in Recognized gains and losses, net, on the Consolidated Statements of Earnings.
Mortgage Loans
Our investment in mortgage loans consists of commercial and residential mortgage loans on real estate, which are reported at amortized cost, less allowance for expected credit losses. For details on our policy around allowance for expected credit losses on mortgage loans, refer to Note E Investments.
Commercial mortgage loans are continuously monitored by reviewing appraisals, operating statements, rent revenues, annual inspection reports, loan specific credit quality, property characteristics, market trends and other factors.
Commercial mortgage loans are rated for the purpose of quantifying the level of risk. Loans are placed on a watch list when the debt service coverage ("DSC") ratio falls below and the loan-to-value ("LTV") ratios exceeds certain thresholds. Loans on the watchlist are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. We define delinquent mortgage loans as 30 days past due, consistent with industry practice.
Residential mortgage loans have a primary credit quality indicator of either a performing or nonperforming loan. We define nonperforming residential mortgage loans as those that are 90 or more days past due and/or in nonaccrual status, which is assessed monthly. Generally, nonperforming residential mortgage loans have a higher risk of experiencing a credit loss. We consider residential mortgage loans that are 90 or more days past due and have an LTV greater than 90% to be foreclosure probable.
Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs, as well as premiums and discounts, are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are deferred and amortized on an effective yield basis over the term of the loan.
Short-term investments
Short-term investments consist primarily of money market instruments, which are carried at fair value, and fixed maturity securities and loans, which have an original maturity of one year or less and are carried at amortized cost, which approximates fair value. Prior to June 1, 2020, the date of the FNF acquisition, short-term investments excluded money market funds.
Investments in Unconsolidated Affiliates
We primarily account for our investments in unconsolidated affiliates (primarily limited partnerships) using the equity method, where the cost is initially recorded as an investment in the entity. Adjustments to the carrying amount reflect our pro rata ownership percentage of the operating results as indicated by NAV in the limited partnership financial statements. Income from investments in unconsolidated affiliates is included within Interest and investment income in the accompanying Consolidated Statements of Earnings. Recognition of income is delayed due to the availability of the related financial statements, which are obtained from the general partner generally on a one to three-month delay. Management meets quarterly with the general partner to determine whether any credit or other market events have occurred since prior quarter financial statements to ensure any material events are properly included in current quarter valuation and investment income.

Interest and investment income
Dividends and interest income are recorded in Interest and investment income and recognized when earned. Income or losses upon call or prepayment of fixed maturity securities are recognized in Interest and investment income. Amortization of premiums and accretion of discounts on investments in fixed maturity securities are reflected in Interest and investment income over the contractual terms of the investments, and for callable investments at a premium, based on the earliest call date of the investments, in a manner that produces a constant effective yield.
For mortgage-backed and asset-backed securities, included in the fixed maturity securities portfolios, we recognize income using a constant effective yield based on anticipated cash flows and the estimated economic life of the securities. When actual prepayments differ significantly from originally anticipated prepayments, the effective yield is recalculated prospectively to reflect actual payments to date plus anticipated future payments. Any adjustments resulting from changes in effective yield are reflected in Interest and investment income.
Interest and investment income is presented net of earned investment management fees.
Cash and Cash Equivalents
Highly liquid instruments purchased as part of cash management with original maturities of three months or less are considered cash equivalents. The carrying amounts reported in the Consolidated Balance Sheets for these instruments approximate fair value. Prior to June 1, 2020, the date of the FNF acquisition, cash and cash equivalents also included money market funds.
Trade and Notes Receivables
The carrying values reported in the Consolidated Balance Sheets for trade and notes receivables approximate their fair value.
Fair Value of Financial Instruments
The fair values of financial instruments presented in the Consolidated Financial Statements are estimates of the fair values at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. See a description of the fair value methodology used in Note D Fair Value of Financial Instruments.
Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations
FASB Accounting Standards Codification ("ASC") Topic 805, Business Combinations, requires an acquirer to recognize, separately from goodwill, the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree, and to measure these items generally at their acquisition date fair values. Goodwill is recorded as the residual amount by which the purchase price exceeds the fair value of the net assets acquired. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we are required to report provisional amounts in the financial statements for the items for which the accounting is incomplete. Adjustments to provisional amounts initially recorded that are identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. This includes any effect on earnings of changes in depreciation, amortization, or other income effects as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. During the measurement period, we are also required to recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends the sooner of one year from the acquisition date or when we receive the information we were seeking about facts and circumstances that existed as of the acquisition date or learn that more information is not obtainable. Contingent consideration liabilities or receivables recorded in connection with business acquisitions must also be adjusted for changes in fair value until settled.

Goodwill
Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in a business combination. Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at the reporting unit level on an annual basis or more frequently if circumstances indicate potential impairment, through a comparison of fair value to the carrying amount. In evaluating the recoverability of goodwill, we perform an annual goodwill impairment analysis based on a review of qualitative factors to determine if events and circumstances exist, which will lead to a determination that the fair value of a reporting unit is greater than its carrying amount, prior to performing a full fair-value assessment.
We complete annual goodwill impairment analyses in the fourth quarter of each period presented using a September 30 measurement date. For the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020 and for the predecessor periods from January 1, 2020 to May 31, 2020 and the year ended December 31, 2019 we determined there were no events or circumstances which indicated that the carrying value of a reporting unit exceeded the fair value.
VOBA, DAC and DSI
Our intangible assets include an intangible asset reflecting the value of insurance and reinsurance contracts acquired (hereafter referred to as (“VOBA”)), deferred acquisition costs (“DAC”), and deferred sales inducements (“DSI”).
VOBA is an intangible asset that reflects the amount recorded as insurance contract liabilities less the estimated fair value of in-force contracts (“VIF”) in a life insurance company acquisition. It represents the portion of the purchase price that is allocated to the value of the rights to receive future cash flows from the business in force at the acquisition date. VOBA is a function of the VIF, current GAAP reserves, GAAP assets, and deferred tax liability. The VIF is determined by the present value of statutory distributable earnings less opening required capital, and is sensitive to assumptions including the discount rate, surrender rates, partial withdrawals, utilization rates, projected investment spreads, mortality, and expenses. DAC consists principally of commissions that are related directly to the successful sale of new or renewal insurance contracts, which may be deferred to the extent recoverable. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. DSI represents up front bonus credits and vesting and persistency bonuses to policyholder account values, which may be deferred to the extent recoverable.
The methodology for determining the amortization of VOBA, DAC and DSI varies by product type. For all insurance contracts accounted for under long-duration contract deposit accounting, amortization is based on assumptions consistent with those used in the development of the underlying contract liabilities, adjusted for emerging experience and expected trends. For all of the insurance intangibles (VOBA, DAC and DSI), the balances are generally amortized over the lives of the policies in relation to the expected emergence of estimated gross profits (“EGPs”) from investment income, surrender charges and other product fees, less policy benefits, maintenance expenses, mortality, and expense margins. Recognized gains (losses) on investments and changes in fair value of the embedded derivative on our FIA and IUL products are included in actual gross profits in the period realized as described further below. Amortization is reported within Depreciation and amortization in the accompanying Consolidated Statements of Earnings.
Changes in assumptions, including our earned rate (i.e., long term assumptions of the Company’s expected earnings on related investments), budgeted option costs (i.e., the expected cost to purchase call options in future periods to fund the equity indexed linked feature) and surrender rates can have a significant impact on VOBA, DAC and DSI balances and amortization rates. Due to the relative size and sensitivity to minor changes in underlying assumptions of those intangible balances, we perform quarterly and annual analyses of the VOBA, DAC and DSI balances for recoverability to ensure that the unamortized portion does not exceed the expected recoverable amounts. At each evaluation date, actual historical gross profits are reflected with the impact on the intangibles reported as “unlocking” as a component of amortization expense, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised (“unlocking”) retroactively to the date of the contract issuance or acquisition date with respect to VOBA. The cumulative unlocking adjustment is recognized as a component of current period amortization.
Amortization expense of VOBA, DAC and DSI reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we perform a retrospective true up of amortization for those intangibles as actual margins vary from expected margins. This true up is reflected within Depreciation and amortization in the accompanying Consolidated Statements of Earnings.
For investment-type products, the VOBA, DAC and DSI assets are adjusted for the impact of unrealized gains (losses) on available-for-sale ("AFS") investments as if these gains (losses) had been realized, with corresponding credits or charges included in AOCI ("shadow adjustments").
Other Intangible Assets
We have other intangible assets, not including goodwill, VOBA, DAC or DSI, which consist primarily of customer relationships and contracts, the value of distribution network acquired ("VODA"), trademarks and tradenames, state licenses and computer software, which are generally recorded in connection with acquisitions at their fair value. Intangible assets with estimable lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In general, customer relationships are amortized over their estimated useful lives, generally ten years, using an accelerated method, which takes into consideration expected customer attrition rates. VODA is an intangible asset that represents the value of an acquired distribution network and is amortized using the sum of years digits method. Contractual relationships are generally amortized over their contractual life. Trademarks and tradenames are generally amortized over ten years. Capitalized computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. Purchased software is recorded at cost and amortized using the straight-line method over its estimated useful life. Software acquired in business combinations is recorded at its fair value and amortized using straight-line or accelerated methods over its estimated useful life. For internal-use computer software products, internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Internal and external costs incurred during the application development stage are capitalized and amortized on a product by product basis commencing on the date the software is ready for its intended use. We do not capitalize any costs once the software is ready for its intended use.
We recorded no impairment expense to other intangible assets during the year ended December 31, 2021, the period from June 1 to December 31, 2020, the predecessor period from January 1 to May 31, 2020, or the predecessor year ended December 31, 2019.
Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method based on the estimated useful lives of the related assets: twenty to thirty years for buildings and zero to twenty-five years for furniture, fixtures and equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the applicable lease or the estimated useful lives of such assets. Property and equipment are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.
Contractholder Funds
Contractholder Funds include FIAs, fixed rate annuities, IULs, funding agreements and PRT and immediate annuities contracts without life contingencies. The liabilities for contractholder funds for fixed rate annuities, funding agreements and PRT and immediate annuities contracts without life contingencies consist of contract account balances that accrue to the benefit of the contractholders. The liabilities for FIA and IUL policies consist of the value of the host contract plus the fair value of the indexed crediting feature of the policy, which is accounted for as an embedded derivative. The embedded derivative is carried at fair value in Contractholder Funds in the accompanying Consolidated Balance Sheets with changes in fair value reported in Benefits and other changes in policy reserves in the accompanying Consolidated Statements of Earnings. See a description of the fair value methodology used in Note D Fair Value of Financial Instruments.
Liabilities for the Guaranteed Minimum Withdrawal Benefits ("GMWB") and Guaranteed Minimum Death Benefit ("GMDB") riders on FIA and DA products are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative guaranteed minimum withdrawal and death benefit payments plus interest. The benefit ratio is the ratio of the present value of future guaranteed minimum withdrawal and death benefit payments to the present value of the assessments used to provide the guaranteed minimum withdrawal and death benefit payments using the same assumptions as we use for our intangible assets. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of VOBA, DAC and DSI. The accounting for these GMWB and GMDB benefit liabilities (also referred to as “SOP 03-1 liabilities”) impact EGPs used to calculate amortization of VOBA, DAC and DSI. The related reserve is adjusted for the impact of unrealized gains (losses) on AFS investments as if these gains (losses) had been realized, with corresponding credits or charges included in AOCI ("shadow adjustments").
Contractholder funds include funds related to funding agreements that have been issued pursuant to the FABN Program as well as to the Federal Home Loan Bank of Atlanta ("FHLB"). Single premiums are received at the initiation of the funding agreements. As of December 31, 2021, we had approximately $1,900 million outstanding under the FABN Program, which provides for semi-annual interest payments with principal maturities. Reserves for the FHLB funding agreements totaled $1,543 million and $1,203 million as of December 31, 2021 and 2020, respectively. The FHLB agreements provide a guaranteed stream of payments or provide for a bullet payment at maturity with renewal provisions. In accordance with the FHLB agreements, the investments supporting the funding agreement liabilities are pledged as collateral to secure the FHLB funding agreement liabilities and are not available to settle our general obligations. The collateral investments had a fair value of $2,420 million and $1,471 million as of December 31, 2021 and 2020, respectively. Payments pursuant to FABN and FHLB funding agreements extend through 2028.
Future Policy Benefits
The liabilities for future policy benefits and claim reserves for traditional life policies and life-contingent immediate annuity policies (which includes life-contingent PRT annuities) are computed using assumptions for investment yields, mortality and withdrawals, with a provision for adverse deviation, based on generally accepted actuarial methods and assumptions at the time of acquisition or contract issue. The investment yield assumption is 4.3% for traditional direct life reserves for all contracts, 4.1% for life contingent pay-out annuities, and ranges from 3.6% to 3.9% for PRT annuities with life contingencies. Policies are terminated through surrenders and maturities, where surrenders represent the voluntary terminations of policies by policyholders and maturities are determined by policy contract terms. Surrender assumptions are based upon policyholder experience adjusted for expected future conditions.
For long-duration contracts the assumptions are locked in at contract inception and only modified if we deem the reserves to be inadequate. We periodically review actual and anticipated experience compared to the assumptions used to establish policy benefits. If the net GAAP liability (gross reserves less VOBA, DAC and DSI) is less than the gross premium liability, impairment is deemed to have occurred, and the VOBA, DAC and DSI asset balances are reduced until the net GAAP liability is equal to the gross premium liability. If the VOBA, DAC and DSI asset balances are completely written off and the net GAAP liability is still less than the gross premium liability, then an additional liability is recorded to arrive at the gross premium liability.
Income Taxes
We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any, is applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.
Reinsurance
Our insurance subsidiaries enter into reinsurance agreements with other companies in the normal course of business. For arrangements in which F&G follows reinsurance accounting and for most arrangements that are accounted for as separate investment contracts, we present the amounts consistently and on a gross basis in our Consolidated Balance Sheets with the ceded reserves balance presented as a Reinsurance recoverable. Where applicable, deferred gains associated with the reinsurance of insurance and investment contracts will be included within Accounts payable and accrued expenses with the related accretion reflected within Life insurance premiums and other fees on the Consolidated Balance Sheets and Statements of Earnings, respectively. Where applicable, deferred costs associated with the reinsurance of insurance and investment contracts will be included within the Prepaid expense and other assets with the related amortization reflected within Other operating expenses in the Consolidated Balance Sheets and Statements of Earnings, respectively. Premium and expense are recorded net of reinsurance ceded for both insurance and investment contracts.
For some arrangements for which deposit accounting is applied or the arrangement is accounted for as a separate investment contract, the assets and liabilities of certain reinsurance contracts are presented on a net basis in the accompanying Consolidated Balance Sheets. F&G intends to apply the offset where there is a right of offset explicit in the reinsurance agreement. See Note L Reinsurance for more details over F&G's reinsurance agreements.
Revenue Recognition
The Company's life insurance premiums reflect premiums for traditional life policies and life-contingent immediate annuity policies (which includes life-contingent PRT annuities) which are recognized as revenue when due from the policyholder. We have ceded the majority of our traditional life business to unaffiliated third-party reinsurers. While the base contract has been reinsured, we continue to retain the return of premium rider. Insurance and investment product fees and other consist primarily of the cost of insurance on IUL policies, unearned revenue ("UREV") on IUL policies, policy rider fees primarily on FIA policies and surrender charges assessed against policy withdrawals in excess of the policyholder's allowable penalty-free amounts. Surrender charges are earned when a policyholder withdraws funds from the contract early or cancels the contract. Other income related to riders is earned when elected by the policyholder.
Premium and annuity deposit collections for FIA, fixed rate annuities, immediate annuities and PRT without life contingencies, and amounts received for funding agreements are reported in the financial statements as deposit liabilities (i.e., Contractholder Funds) instead of as sales or revenues. Similarly, cash payments to customers are reported as decreases in the liability for contractholder funds and not as expenses. Sources of revenues for products accounted for as deposit liabilities include net investment income, surrender, cost of insurance and other charges deducted from Contractholder Funds, and net realized gains (losses) on investments. Components of expenses for products accounted for as deposit liabilities are interest-sensitive and index product benefits (primarily interest credited to account balances or the hedging cost of providing index credits to the policyholder), amortization of VOBA, DAC and DSI, other operating costs and expenses, and income taxes.

Premiums, annuity deposits (net of reinsurance) and funding agreements, which are not included as revenues in the accompanying Consolidated Statements of Earnings, collected by product type were as follows:

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
Product Type
Fixed indexed annuities	$4,420	$1,966	$1,469	$2,800
Fixed rate annuities	878	631	146	539
Funding agreements (FABN/FHLB)	2,658	100	100	590
Life insurance and other (a)	329	152	102	208
Total	$8,285	$2,849	$1,817	4,137
__________________
(a)Life insurance and other primarily includes indexed universal life insurance.
Interest and investment income consists primarily of interest payments received on fixed maturity security holdings and dividends received on equity and preferred security holdings along with the investment income of limited partnerships and is recognized when earned.
Benefits and Other Changes in Policy Reserves
Benefit expenses for FIAs, fixed rate annuities, IUL policies and funding agreements include interest credited and, for FIA and IUL policies, index credits, to contractholder account balances. Benefit claims in excess of contract account balances, net of reinsurance recoveries, are charged to expense in the period that they are earned by the policyholder based on their selected strategy or strategies. Interest crediting rates associated with funds invested in the general account of our insurance subsidiaries range from 0.5% to 6.0% for fixed rate annuities and FIAs combined, 3.0% to 4.8% for IULs, and 0.9% to 2.0% for funding agreements. Other changes in policy reserves include the change in the fair value of the FIA embedded derivative and the change in the SOP 03-1 reserve for GMWB and GMDB benefits.
Other changes in policy reserves also include the change in reserves for life insurance products. For traditional life and immediate annuities (which includes PRT annuities with life contingencies), policy benefit claims are charged to expense in the period that the claims are incurred, net of reinsurance recoveries.
Stock-Based Compensation Plans
We account for stock-based compensation plans using the fair value method. Using the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date using quoted market prices, and recognized over the service period.
Earnings Per Share
Basic earnings per share ("EPS"), as presented on the Consolidated Statement of Earnings, is computed by dividing net earnings from continuing operations and separately from discontinued operations by the weighted average number of common shares outstanding during the period. In periods when earnings are positive, diluted earnings per share is calculated by dividing net earnings from continuing operations and separately from discontinued operations by the weighted average number of common shares outstanding plus the impact of assumed conversions of potentially dilutive securities. For periods when we recognize a net loss, diluted earnings per share is equal to basic earnings per share as the impact of assumed conversions of potentially dilutive securities is considered to be antidilutive. Prior to the FNF acquisition, we had certain non-vested stock, stock options, warrants and performance share units, which have been treated as common share equivalents for purposes of calculating diluted earnings per share for periods in which positive earnings have been reported. For periods prior to the FNF acquisition, the effect of a potential conversion of outstanding preferred shares to common shares is not considered in the diluted EPS calculation as the preferred shareholders did not yet have the right to convert.

On June 24, 2022, the F&G board of directors approved a stock split in a ratio of 105,000 for 1. Earnings per share has been retrospectively adjusted to reflect as if the split occurred as of June 1, 2020, in accordance with GAAP. Refer to Note U Subsequent Events.
Comprehensive Earnings (Loss)
We report Comprehensive earnings (loss) in accordance with GAAP on the Consolidated Statements of Comprehensive Earnings. Total comprehensive earnings are defined as all changes in shareholders' equity during a period, other than those resulting from investments by and distributions to shareholders. While total comprehensive earnings is the activity in a period and is largely driven by net earnings in that period, accumulated other comprehensive earnings or loss represents the cumulative balance of other comprehensive earnings, net of tax, as of the balance sheet date. Amounts reclassified to net earnings relate to the realized gains (losses) on our investments and other financial instruments, excluding investments in unconsolidated affiliates, and are included in Recognized gains and losses, net on the Consolidated Statements of Earnings.
Management Estimates
The preparation of these Consolidated Financial Statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Periodically, and at least annually, typically in the third quarter, we review the assumptions associated with reserves for policy benefits, product guarantees, and amortization of intangibles. Additionally, during the third quarter of 2021, we implemented a new actuarial valuation system. As a result, our third quarter 2021 assumption updates include model refinements and assumption updates resulting from the implementation. The system implementation and assumption review process that occurred in the third quarter of 2021, included refinements in the calculation of the fair value of the embedded derivative component of our fixed indexed annuities within contractholder funds and updates to the surrender rates, GMWB utilization, IUL premium persistency, maintenance expenses, and earned rate assumptions to reflect our current and expected future experience. These changes, taken together, resulted in a decrease in contractholder funds and future policy reserves of $425 million and a decrease to intangible assets of $136 million. These model refinements and assumptions are also used in the SOP 03-1 liability for GMWB and GMDB benefits and resulted in an increase in the liability of $28 million. There was no material change to underlying policyholder behavior. The majority of the changes represent one-time adjustments in the third quarter of 2021 related to the cumulative impact of the system implementation and are not expected to re-occur in the future.
Note B - Restatement and Reclassification of Previously Issued Financial Statements
The Company identified certain errors to its previously issued consolidated financial statements of the Predecessor for the year ended December 31, 2019 that were material. These errors are labeled as “Impact of Corrections” and are described and presented below.
The error corrections are included within restated amounts in Note E - Investments, Note F - Derivative Financial Instruments, Note J - Intangibles, Note L - Reinsurance, Note N - Earnings Per Share, Note Q - Income Taxes, Note T - Discontinued Operations and Financial Statement Schedules II-IV .
Description of the Errors and the Impact of Corrections
•GMWB and GMDB Liabilities - The Company identified errors in the calculation of the liabilities for GMWB and GMDB riders on certain FIA and DA products for the predecessor year ended December 31, 2019. The original calculation did not include investment margin as part of the assessments, nor did it consider excess benefits greater than the related account value. The calculation also impacts EGPs used to calculate amortization of VOBA, DAC and DSI, as well as related shadow adjustments, described further above in FN A – Business and Summary of Significant Accounting Policies. For the predecessor year ended December 31, 2019, the impact of these changes resulted in adjustments to earnings (loss) from continuing operations before income taxes of ($54) million. Additionally, the impact of these changes on AOCI for January 1, 2019 and December 31, 2019 was $135 million and ($75) million, respectively.
•Reinsurance Embedded Derivative - The Company identified an error in the calculation for an embedded derivative related to a certain reinsurance agreement. The calculation also impacts the deferred gain recognized for the related reinsurance agreement. For the predecessor year ended December 31, 2019, the impact of this change resulted in an adjustment to earnings (loss) from continuing operations before income taxes of ($34) million.
•Actuarial System Conversion – During the third quarter of 2021, the Company converted actuarial systems from the MoSes application to the Axis application. As a result of the conversion, the Company discovered modeling errors in the historic actuarial application, MoSes. These errors resulted in the incorrect calculation of the fair value of the embedded derivative component of our FIAs, IUL related reserves, VOBA, DAC, DSI and the calculation of the liabilities for GMWB and GMDB riders. The impact of these changes resulted in a ($10) million adjustment to earnings (loss) from continuing operations before income taxes for the predecessor year ended December 31, 2019. Additionally, the impact of these changes on equity for January 1, 2019 and December 31, 2019 was ($15) million and ($25) million, respectively.
•Warrants - As part of a previous acquisition, the Company recognized all related warrants as part of equity. Based on a revisit to the related interpretive guidance subsequent to this acquisition, it was determined that certain warrants should have been recorded in equity, initially at fair value, where other warrants should have been classified as a derivative liability, recorded at fair value, with changes in fair value being recorded in earnings, from their issuance until their redemption or ultimate settlement. As part of the FNF acquisition, all warrants from the Company’s previous acquisition were settled. The impact of these changes on Additional paid-in-capital and Retained earnings for January 1, 2019 and December 31, 2019, was $67 million and ($67) million, respectively.
•Tax Valuation Allowance - During 2018, the Company recognized a deferred tax asset related to unrealized losses in its investment portfolio, and established a partial valuation allowance (due to a lack of sources of future taxable income). This valuation allowance was recognized through income tax (expense) benefit in the Consolidated Statements of Earnings, when it should have been recorded through accumulated other comprehensive earnings in the Consolidated Balance Sheets. Subsequently, during 2019, the Company released the same deferred tax asset through Income tax (expense) benefit in the Consolidated Statements of Earnings, when it should have been recorded through Accumulated other comprehensive earnings in the Consolidated Balance Sheets. For the predecessor year ended December 31, 2019, the impact of this change resulted in an increase to income tax expense and a decrease to net earnings of $14 million.
•Discontinued Operations - The Company corrected immaterial errors resulting in a ($4) million adjustment to net earnings (loss) from discontinued operations, net of tax, for the predecessor year ended December 31, 2019.
Reclassifications:
For consistency and comparability with the Company’s current presentation format, certain of the financial statement line descriptions in the “As previously reported - reclassified” columns in the tables below reflect reclassifications to conform with the current financial statement presentation. These presentation reclassifications had no effect on the values and results in the previously reported financial statements for 2019.
In addition, as more fully described in Note T Discontinued Operations, in connection with the FNF acquisition, certain third party offshore reinsurance businesses were reclassified as discontinued operations and are shown as such for all periods presented through the date of their disposition. These reclassifications are also included in the “As previously reported - reclassified” columns in the tables below.

Impact of the Corrections and Reclassifications:
The impact of the corrections and reclassifications on the Predecessor’s Consolidated Statement of Earnings, Consolidated Statement of Comprehensive Earnings, Consolidated Statement of Equity and the Consolidated Statement of Cash Flows for the year ended December 31, 2019 were as follows:

Statement of Earnings (in millions)
	As previously reported - reclassified December 31, 2019	Impact of Corrections	As Restated December 31, 2019
Revenues:
Life insurance premiums and other fees	$215	$5	$220
Interest and investment income	1,169	—	1,169
Recognized gains and losses, net	544	(39)	505
Total revenues	1,928	(34)	1,894
Expenses:
Personnel costs	78	—	78
Other operating expenses	87	—	87
Benefits and other changes in policy reserves	1,076	72	1,148
Depreciation and amortization	136	(8)	128
Interest expense	32	—	32
Total expenses	1,409	64	1,473
Earnings (loss) from continuing operations before income taxes	519	(98)	421
Income tax (expense) benefit	(67)	7	(60)
Net earnings (loss) from continuing operations	452	(91)	361
Net earnings (loss) from discontinued operations, net of tax	55	(4)	51
Net earnings (loss)	507	(95)	412
Less: Preferred Stock Dividend	31	—	31
Net earnings (loss) available to common shareholders	$476	$(95)	$381

Statement of Comprehensive Earnings (in millions)
	As previously reported - reclassified December 31, 2019	Impact of Corrections	As Restated December 31, 2019
Net (loss) earnings	507	(95)	412
Other comprehensive earnings:
Unrealized (loss) gain on investments and other financial instruments, net of adjustments to intangible assets and unearned revenue (excluding investments in unconsolidated affiliates)	1,470	(152)	1,318
Unrealized (loss) on foreign currency translation	(1)	—	(1)
Reclassification adjustments for change in unrealized gains and losses included in net earnings	(36)	—	(36)
Change in reinsurance liabilities held at fair value resulting from a change in the instrument-specific credit risk	(15)	—	(15)
Other comprehensive (loss) earnings	1,925	(247)	1,678

Statement of Equity (in millions)
	As previously reported - reclassified December 31, 2019				Impact of Corrections			As Restated December 31, 2019
	Retained Earnings	Accumulated Other Comprehensive income (loss)	Additional paid-in Capital & Treasury Stock	Total Equity	Retained Earnings	Accumulated Other Comprehensive income (loss)	Additional paid-in Capital & Treasury Stock	Retained Earnings	Accumulated Other Comprehensive income (loss)	Additional paid-in Capital & Treasury Stock	Total Equity
Predecessor balance, January 1, 2019	$(167)	$(937)	$1,994	$890	$(71)	$92	$68	$(238)	$(845)	$2,062	$979
Treasury shares purchased	—	—	(65)	(65)	—	—	—	—	—	$(65)	(65)
Other comprehensive earnings — unrealized gain on investments and other financial instruments	—	1,470	—	1,470	—	(152)	—	—	1,318	—	1,318
Other comprehensive earnings — unrealized loss on foreign currency translation	—	(1)	—	(1)	—	—	—	—	(1)	—	(1)
Reclassification adjustments for change in unrealized gains and losses included in net earnings	—	(36)	—	(36)	—	—	—	—	(36)	—	(36)
Change in reinsurance liabilities held at fair value resulting from change in instrument-specific credit risk	—	(15)	—	(15)	—	—	—	—	(15)	—	(15)
Common stock dividends	(9)	—	—	(9)	—	—	—	(9)	—	—	(9)
Preferred stock dividends (paid in kind)	(31)	—	29	(2)	—	—	—	(31)	—	29	(2)
Option exercises	—	—	—	—	—	—	—	—	—		—
Stock-based compensation	—	—	4	4	—	—	—	—	—	4	4
Net earnings	507	—	—	507	(95)	—	—	412	—	—	412
Predecessor balance, December 31, 2019	$300	$481	$1,962	$2,743	$(166)	$(60)	$68	$134	$421	$2,030	$2,585

Statement of Cash Flows (in millions)
	As previously reported - reclassified December 31, 2019	Impact of Corrections	As Restated December 31, 2019
Cash Flows From Operating Activities:
Net earnings	$507	$(95)	$412
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	136	(8)	128
(Gain) loss on sales of investments and other assets and asset impairments, net	(150)	—	(150)
Interest credited/index credits to contractholder account balances	994	72	1,066
Deferred policy acquisition costs and deferred sales inducements	(511)	—	(511)
Charges assessed to contractholders for mortality and administration	(124)	—	(124)
Stock-based compensation cost	4	—	4
Change in valuation of derivatives, equity and preferred securities, net	(402)	39	(363)
Changes in assets and liabilities, net of effects from acquisitions:
Change in reinsurance recoverable	7	—	7
Change in future policy benefits	(149)	—	(149)
Change in funds withheld from reinsurers	105	—	105
Net change in income taxes	74	(7)	67
Net change in other assets and other liabilities	161	(1)	160
Net cash provided by operating activities	652	—	652
Cash Flows From Investing Activities:
Proceeds from sales, calls and maturities of investment securities	4,851	—	4,851
Additions to property and equipment and capitalized software	(15)	—	(15)
Purchases of investment securities	(5,828)	—	(5,828)
Additional investments in unconsolidated affiliates	(588)	—	(588)
Distributions from unconsolidated affiliates, return of investment	50	—	50
Net cash used in investing activities	(1,530)	—	(1,530)
Cash Flows From Financing Activities:
Dividends paid	(9)	—	(9)
Contractholder account deposits	4,124	—	4,124
Contractholder account withdrawals	(2,759)	—	(2,759)
Purchases of treasury stock	(65)	—	(65)
Net cash provided by financing activities	1,291	—	1,291
Net increase in cash and cash equivalents	413	—	413
Cash and cash equivalents at beginning of period	522	—	522
Cash and cash equivalents at end of period	$935	$—	$935
Note C — Acquisition by FNF
As discussed in Note A - Business and Summary of Significant Accounting Policies, F&G was acquired by FNF on June 1, 2020.

The initial purchase price is as follows (in millions):

Cash paid for outstanding F&G shares	$1,903
Less: Cash Acquired	827
Net cash paid for F&G	1,076
Value of FNF share consideration	806
Value of outstanding converted equity awards attributed to services already rendered	28
Total net consideration paid	$1,910
The acquisition was accounted for as a business combination under FASB Accounting Standards Codification Topic 805, Business Combinations ("Topic 805").The purchase price was allocated to F&G's assets acquired and liabilities assumed based on their fair values as of the acquisition date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired. Goodwill consists primarily of intangible assets that do not qualify for separate recognition. The goodwill recorded is not expected to be deductible for tax purposes, except for $16 million related to a prior F&G transaction.
Pursuant to Topic 805, the financial statements were not retrospectively adjusted for any provisional amount changes that occurred during the measurement period. Rather, we recognized provisional adjustments as we obtained information not available as of the completion of the preliminary fair value calculation. We also recorded, in the same period as the financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, as a result of any changes to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The following table summarizes the fair value amounts recognized for the assets acquired and liabilities assumed as of the acquisition date (dollars in millions):

Fair Value
Fixed maturity securities	$22,389
Preferred securities	876
Equity securities	52
Derivative instruments	313
Mortgage loans	1,755
Investments in unconsolidated affiliates	1,049
Other long-term investments	430
Short-term investments	37
Trade and notes receivable	1
Reinsurance recoverable	2,998
Goodwill	1,756
Prepaid expenses and other assets	379
Lease assets	8
Other intangible assets	2,107
Deferred tax asset	269
Assets of discontinued operations	2,392
Total assets acquired	36,811
Contractholder funds	26,451
Future policy benefits	3,871
Accounts payable and accrued liabilities	897
Notes payable	589
Funds withheld for reinsurance liabilities	816
Lease liabilities	9
Liabilities of discontinued operations	2,268
Total liabilities assumed	34,901
Net assets acquired	$1,910
The gross carrying value and weighted average estimated useful lives of Other intangible assets acquired in the F&G acquisition consist of the following (dollars in millions):

	Gross Carrying Value	Estimated Useful Life (in years)
Other intangible assets:
Value of business acquired	$1,908	Various
Value of distribution network acquired	140	15
Trademarks and licenses	38	10
Software	21	2
Total Other intangible assets	$2,107
We completed our assessment of the fair value of assets acquired and liabilities assumed within the one-year period from the date of acquisition. During the year ended December 31, 2021, we recorded measurement period adjustments as of the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of the acquisition date. Such adjustments resulted in a decrease in Reinsurance recoverable of approximately $289 million, an increase in Other intangible assets of approximately $61 million, a decrease in Future policy benefits of $227 million and various other, individually immaterial items. There was no material impact on Consolidated Statements of Earnings as a result of the measurement period adjustments recorded. During the period from June 1, 2020 to December 31, 2020, we adjusted the provisional amounts as of June 1, 2020, that were recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition dates that, if known, would have affected the measurement of the amounts recognized as of the acquisition date. Such adjustments resulted in an increase in Investments in unconsolidated affiliates of approximately $31 million, an increase in Reinsurance recoverable of approximately $46 million, an increase in Goodwill of approximately $26 million, a decrease in Other intangible assets of approximately $93 million, an increase in Deferred tax assets of approximately $13 million, an increase in Accounts payable and other accrued liabilities of $35 million and various other, individually immaterial items.
Note D — Fair Value of Financial Instruments
Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or non-performance risk, which may include our own credit risk. We estimate an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market for that asset or liability in the absence of a principal market as opposed to the price that would be paid to acquire the asset or assume a liability (“entry price”). We categorize financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:
Level 1 - Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.
Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads, and yield curves.
Level 3 - Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date based on the best information available in the circumstances.
NAV - Certain equity investments are measured using NAV as a practical expedient in determining fair value. In addition, our unconsolidated affiliates (primarily limited partnerships) are primarily accounted for using the equity method of accounting with fair value determined using NAV as a practical expedient. Our carrying value reflects our pro rata ownership percentage as indicated by NAV in the limited partnership financial statements, which we may adjust if we determine NAV is not calculated consistent with investment company fair value principles. The underlying investments of the limited partnerships may have significant unobservable inputs, which may include, but are not limited to, comparable multiples and weighted average cost of capital rates applied in valuation models or a discounted cash flow model. Additionally, management meets quarterly with the general partner to determine whether any credit or other market events have occurred since prior quarter financial statements to ensure any material events are properly included in current quarter valuation and investment income.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.
When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.

Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. In addition to the unobservable inputs, Level 3 fair value investments may include observable components, which are components that are actively quoted or can be validated to market-based sources.

The carrying amounts and estimated fair values of our financial instruments for which the disclosure of fair values is required, including financial assets and liabilities measured and carried at fair value on a recurring basis, with the exception of investment contracts, portions of other long-term investments and debt, which are disclosed later within this footnote, was summarized according to the hierarchy previously described, as follows (in millions):

	December 31, 2021
	Level 1	Level 2	Level 3	NAV	Fair Value	Carrying Amount
Assets
Cash and cash equivalents	$1,533	$—	$—	$—	$1,533	$1,533
Fixed maturity securities, available-for-sale:
Asset-backed securities	—	4,736	3,959	—	8,695	8,695
Commercial mortgage-backed securities	—	2,929	35	—	2,964	2,964
Corporates	—	13,883	1,121	—	15,004	15,004
Hybrids	132	749	—	—	881	881
Municipals	—	1,398	43	—	1,441	1,441
Residential mortgage-backed securities	—	722	—	—	722	722
U.S. Government	50	—	—	—	50	50
Foreign Governments	—	187	18	—	205	205
Equity securities	95	—	—	48	143	143
Preferred securities	407	620	1	—	1,028	1,028
Derivative investments	—	816	—	—	816	816
Short-term investments	50	2	321	—	373	373
Other long-term investments	—	—	78	—	78	78
Total financial assets at fair value	$2,267	$26,042	$5,576	$48	$33,933	$33,933
Liabilities
Derivatives:
FIA/ IUL embedded derivatives, included in contractholder funds	—	—	3,883	—	3,883	3,883
Reinsurance related embedded derivatives, included in accounts payable and accrued liabilities	—	73	—	—	73	73
Total financial liabilities at fair value	$—	$73	$3,883	$—	$3,956	$3,956

	December 31, 2020
	Level 1	Level 2	Level 3	NAV	Fair Value	Carrying Amount
Assets
Cash and cash equivalents	$889	$—	$—	$—	$889	$889
Fixed maturity securities, available-for-sale:
Asset-backed securities	—	4,917	1,350	—	6,267	6,267
Commercial mortgage-backed securities	—	2,780	26	—	2,806	2,806
Corporates	—	11,895	1,274	—	13,169	13,169
Hybrids	175	784	4	—	963	963
Municipals	—	1,266	43	—	1,309	1,309
Residential mortgage-backed securities	—	317	483	—	800	800
U.S. Government	45	—	—	—	45	45
Foreign Governments	—	123	17	—	140	140
Equity securities	61	21	—	—	82	82
Preferred securities	326	638	1	—	965	965
Derivative investments	—	548	—	—	548	548
Short term investments	456	—	—	—	456	456
Other long-term investments	—	—	50	—	50	50
Total financial assets at fair value	$1,952	$23,289	$3,248	$—	$28,489	$28,489
Liabilities
Fair value of future policy benefits	—	—	5	—	5	5
Derivatives:
FIA/ IUL embedded derivatives, included in contractholder funds	—	—	3,404	—	3,404	3,404
Reinsurance related embedded derivatives, included in other liabilities	—	107	—	—	107	107
Total financial liabilities at fair value	$—	$107	$3,409	$—	$3,516	$3,516
Valuation Methodologies
Cash and Cash Equivalents
The carrying amounts reported in the Consolidated Balance Sheets for these instruments approximate fair value.
Fixed Maturity, Preferred and Equity Securities
We measure the fair value of our securities based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity, preferred or equity security, and we will then consistently apply the valuation methodology to measure the security’s fair value. Our fair value measurement is based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach include third-party pricing services, independent broker quotations, or pricing matrices. We use observable and unobservable inputs in our valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. In addition, market indicators and industry and economic events are monitored and further market data will be acquired when certain thresholds are met.
For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. The significant input used in the fair value measurement of equity securities for which the market approach valuation technique is employed is yield for comparable securities. Increases or decreases in the yields would result in lower or higher, respectively, fair value measurements. For broker-quoted only securities, quotes from market makers or broker-dealers are obtained from sources recognized to be market participants. We believe the broker quotes are prices at which trades could be executed based on historical trades executed at broker-quoted or slightly higher prices.
We analyze the third-party valuation methodologies and related inputs to perform assessments to determine the appropriate level within the fair value hierarchy. However, we did not adjust prices received from third parties as of December 31, 2021 or 2020.
Certain equity investments are measured using NAV as a practical expedient in determining fair value.
Derivative Financial Instruments
The fair value of call options is based upon valuation pricing models, which represents what we would expect to receive or pay at the balance sheet date if we canceled the options, entered into offsetting positions, or exercised the options. Fair values for these instruments are determined internally, based on industry accepted valuation pricing models, which use market-observable inputs, including interest rates, yield curve volatilities, and other factors.
The fair value of futures contracts (specifically for FIA contracts) represents the cumulative unsettled variation margin (open trade equity, net of cash settlements), which represents what we would expect to receive or pay at the balance sheet date if we canceled the contracts or entered into offsetting positions. These contracts are classified as Level 1.
The fair value measurement of the FIA/ IUL embedded derivatives included in contractholder funds is determined through a combination of market observable information and significant unobservable inputs using the option budget method. The market observable inputs are the market value of option and treasury rates. The significant unobservable inputs are the budgeted option cost (i.e., the expected cost to purchase call options in future periods to fund the equity indexed linked feature), surrender rates, mortality multiplier and non-performance spread. The mortality multiplier at December 31, 2021 and December 31, 2020, was applied to the 2012 Individual Annuity mortality tables. Increases or decreases in the market value of an option in isolation would result in a higher or lower, respectively, fair value measurement. Increases or decreases in treasury rates, mortality multiplier, surrender rates, or non-performance spread in isolation would result in a lower or higher fair value measurement, respectively. Generally, a change in any one unobservable input would not directly result in a change in any other unobservable input. Also refer to Management's Estimates in Note A Business and Summary of Significant Accounting Policies regarding the implementation of a new actuarial valuation system and assumption updates during the third quarter of 2021. The system implementation and assumption review process included refinements in the calculation of the fair value of the embedded derivative component of our fixed indexed annuities.
The fair value of the reinsurance-related embedded derivatives in the funds withheld reinsurance agreements with Kubera (effective October 31, 2021, this agreement was novated from Kubera to Somerset) and Aspida Re are estimated based upon the fair value of the assets supporting the funds withheld from reinsurance liabilities. The fair value of the assets is based on a quoted market price of similar assets (Level 2), and therefore the fair value of the embedded derivative is based on market-observable inputs and classified as Level 2. Please see Note O Reinsurance for further discussion on F&G reinsurance agreements.

Short-term Investments
The carrying amounts reported in the Consolidated Balance Sheets for these instruments approximate fair value.
Other Long-term Investments
We hold a fund-linked note which provides for an additional payment at maturity based on the value of an embedded derivative based on the actual return of a dedicated return fund. Fair value of the embedded derivative is based on an unobservable input, the net asset value of the fund at the balance sheet date. The embedded derivative is similar to a call option on the net asset value of the fund with a strike price of zero since we will not be required to make any additional payments at maturity of the fund-linked note in order to receive the net asset value of the fund on the maturity date. A Black-Scholes model determines the net asset value of the fund as the fair value of the call option regardless of the values used for the other inputs to the option pricing model. The net asset value of the fund is provided by the fund manager at the end of each calendar month and represents the value an investor would receive if it withdrew its investment on the balance sheet date. Therefore, the key unobservable input used in the Black-Scholes model is the value of the fund. As the value of the fund increases or decreases, the fair value of the embedded derivative will increase or decrease. See further discussion on the available-for-sale embedded derivative in Note F Derivative Financial Instruments.
The fair value of the credit-linked note is based on a weighted average of a broker quote and a discounted cash flow analysis. The discounted cash flow approach is based on the expected portfolio cash flows and amortization schedule reflecting investment expectations, adjusted for assumptions on the portfolio's default and recovery rates, and the note's discount rate. The fair value of the note is provided by the fund manager at the end of each quarter.
Quantitative information regarding significant unobservable inputs used for recurring Level 3 fair value measurements of financial instruments carried at fair value as of December 31, 2021 and 2020 are as follows:

	Fair Value at	Valuation Technique	Unobservable Input(s)	Range (Weighted average)
	December 31, 2021
	(in millions)			December 31, 2021
Assets
Asset-backed securities	$3,844	Broker-quoted	Offered quotes	52.56% - 260.7% (97.06%)
Asset-backed securities	115	Third-Party Valuation	Offered quotes	93.02% - 108.45% (104.95%)
Commercial mortgage-backed securities	24	Broker-quoted	Offered quotes	126.70% - 126.70% (126.70%)
Commercial mortgage-backed securities	11	Third Party Valuation	Offered quotes	97.91% -97.91% (97.91%)
Corporates	380	Broker-quoted	Offered quotes	0.00% - 109.69% (100.91%)
Corporates	741	Third-Party Valuation	Offered quotes	85.71% - 119.57% (107.72%)
Municipals	43	Third-Party Valuation	Offered quotes	135.09% - 135.09% (135.09%)
Foreign governments	18	Third-Party Valuation	Offered quotes	107.23% - 116.44% (110.11%)
Short-term	321	Broker-quoted	Offered quotes	100.00% - 100.00% (100.00%)
Preferred securities	1	Income-Approach	Yield	2.43%
Other long-term investments:

Available-for-sale embedded derivative	34	Black Scholes model	Market value of fund	100.00%
Credit linked note	23	Broker-quoted	Offered quotes	100.00%
Investment in affiliate	21	Market Comparable Company Analysis	EBITDA multiple	8x - 8x
Total financial assets at fair value	$5,576
Liabilities
Derivatives:
FIA/ IUL embedded derivatives, included in contractholder funds	3,883	Discounted cash flow	Market value of option	0.00% - 38.72% (3.16%)
			Swap rates	0.05% - 1.94% (1.00%)
			Mortality multiplier	100.00% - 100.00% (100.00%)
			Surrender rates	0.25% - 70.00% (6.26%)
			Partial withdrawals	2.00% - 23.26% (2.72%)
			Non-performance spread	0.43% - 1.01% (0.68%)
			Option cost	0.07% - 4.97% (1.83%)
Total financial liabilities at fair value	$3,883

	Fair Value at	Valuation Technique	Unobservable Input(s)	Range (Weighted average)
	December 31, 2020
	(in millions)			December 31, 2020
Assets
Asset-backed securities	$1,175	Broker-quoted	Offered quotes	85% - 126.15% (103.96%)
Asset-backed securities	175	Third-Party Valuation	Offered quotes	0.00% - 107.25% (79.87%)
Commercial mortgage-backed securities	26	Broker-quoted	Offered quotes	131.59% - 131.59% (131.59%)
Corporates	380	Broker-quoted	Offered quotes	75.20% - 114.68% ( 103.36%)
Corporates	894	Third-Party Valuation	Offered quotes	88.42% - 125.83% (109.47%)
Hybrids	4	Third-Party Valuation	Offered quotes	112.06% - 112.06% ( 112.06%)
Municipals	43	Third-Party Valuation	Offered quotes	133.53% - 133.53% (133.53%)
Residential mortgage-backed securities	483	Broker-quoted	Offered quotes	112.58% - 112.58% (112.58%)
Foreign governments	17	Third-Party Valuation	Offered quotes	107.87% - 113.80% (109.72%)
Preferred securities	1	Income-Approach	Yield	—%
Other long-term assets:
Available-for-sale embedded derivative	27	Third-Party Valuation	Market value of fund	100.00%
Credit Linked Note	23	Broker-quoted	Offered quotes	100.00%
Total financial assets at fair value	$3,248
Liabilities
Future policy benefits	$5	Discounted cash flow	Non-performance spread	0.00%
			Market value of option	0.00% - 11.20% (2.50)%
			Risk margin to reflect uncertainty	0.50%
Derivatives:
FIA/ IUL embedded derivatives, included in contractholder funds	3,404	Discounted cash flow	Market value of option	0.00% - 67.65% (2.25%)
			Treasury rates	0.08% - 1.65% (0.87%)
			Mortality multiplier	100.00% - 100.00% (100.00%)
			Surrender rates	0.25% - 55.00% (5.24%)
			Partial withdrawals	2.00% - 3.50% (2.58%)
			Non-performance spread	0.74% - 0.74% (0.74%)
			Option cost	0.05% - 16.61% (2.25%)
Total financial liabilities at fair value	$3,409

The following tables summarize changes to the Company’s financial instruments carried at fair value and classified within Level 3 of the fair value hierarchy for the year and seven months ended December 31, 2021. This summary excludes any impact of amortization of VOBA, DAC and DSI. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

	Year ended December 31, 2021
	(in millions)
	Balance at Beginning of Period	Total Gains (Losses)		Purchases	Sales	Settlements	Net transfer In (Out) of Level 3 (a)	Balance at End of Period	Change in Unrealized Incl in OCI
		Included in Earnings	Included in AOCI
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$1,350	$(1)	$(8)	$3,417	$(97)	$(595)	$(107)	$3,959	$4
Commercial mortgage-backed securities	26	—	(3)	12	—	—	—	35	1
Corporates	1,274	8	(40)	154	(9)	(247)	(19)	1,121	23
Hybrids	4	—	—	—	—	(4)	—	—	—
Municipals	43	—	—	—	—	—	—	43	7
Residential mortgage-backed securities	483	—	(1)	14	—	(102)	(394)	—	22
Foreign governments	17	—	1	—	—	—	—	18	2
Short-term	—	—	2	820	—	(501)	—	321	—
Preferred securities	1	(1)	1	—	—	—	—	1	—
Other long-term assets:
Available-for-sale embedded derivative	27	7	—	—	—	—	—	34	—
Credit linked note	23	—	—	—	—	—	—	23	—
Investment in affiliate	—	—	—	21	—	—	—	21	—
Total assets at Level 3 fair value	$3,248	$13	$(48)	$4,438	$(106)	$(1,449)	$(520)	$5,576	$59
Liabilities
Future policy benefits	$5	$—	$—	$—	$(4)	$(1)	$—	$—	$—
FIA/ IUL embedded derivatives, included in contractholder funds	3,404	479	—	—	—	—	—	3,883	—
Total liabilities at Level 3 fair value	$3,409	$479	$—	$—	$(4)	$(1)	$—	$3,883	$—
__________________
(a)The net transfers out of Level 3 during the year ended December 31, 2021 were to Level 2.

	Period from June 1 to December 31, 2020
	(in millions)
	Balance at Beginning of Period	F&G Acquisition	Total Gains (Losses)		Purchases	Sales	Settlements	Net transfer In (Out) of Level 3 (a)	Balance at End of Period	Change in Unrealized Incl in OCI
			Included in Earnings	Included in AOCI
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$—	$854	$(1)	$21	$633	$(1)	$(133)	$(23)	1,350	$10
Commercial mortgage-backed securities	—	26	—	—	—	—	—		26	—
Corporates	—	1,238	1	64	102	—	(87)	(44)	1,274	43
Hybrids	—	4	—	—	—	—	—	—	4	—
Municipals	—	38	—	5	—	—	—	—	43	5
Residential mortgage-backed securities	—	534	—	7	11	—	(62)	(7)	483	—
Foreign Governments	—	16	—	1	—	—	—	—	17	1
Preferred securities	—	1	—	—	—	—	—	—	1	—
Other long-term assets:
Available-for-sale embedded derivative	—	20	7	—	—	—	—	—	27	—
Credit linked note	—	23	—	—	—	—	—	—	23	—
Total assets at Level 3 fair value	$—	$2,754	$7	$98	$746	$(1)	$(282)	$(74)	$3,248	$59
Liabilities
Future policy benefits	—	5	—	—	—	—	—	—	5	—
FIA/ IUL embedded derivatives, included in contractholder funds	—	2,852	552	—	—	—	—	—	3,404	—
Total liabilities at Level 3 fair value	$—	$2,857	$552	$—	$—	$—	$—	$—	$3,409	$—
_________________
(a)The net transfers out of Level 3 during the year ended December 31, 2020 were to Level 2, except for the net transfers out related to our other long-term investment, which was to Level 1.
Valuation Methodologies and Associated Inputs for Financial Instruments Not Carried at Fair Value
The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value. Considerable judgment is required to develop these assumptions used to measure fair value. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.
Mortgage Loans
The fair value of mortgage loans is established using a discounted cash flow method based on internal credit rating, maturity and future income. This yield-based approach is sourced from our third-party vendor. The internal ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan-to-value, quality of tenancy, borrower, and payment record. The inputs used to measure the fair value of our mortgage loans are classified as Level 3 within the fair value hierarchy.

Investments in Unconsolidated affiliates
The fair value of investments in unconsolidated affiliates is determined using NAV as a practical expedient.
Policy Loans (included within Other long-term investments)
Fair values for policy loans are estimated from a discounted cash flow analysis, using interest rates currently being offered for loans with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations.
Company Owned Life Insurance
Company owned life insurance (COLI) is a life insurance program used to finance certain employee benefit expenses. The fair value of COLI is based on net realizable value, which is generally cash surrender value. COLI is classified as Level 3 within the fair value hierarchy.
Other Invested Assets (included within Other long-term investments)
The fair value of bank loans is estimated using a discounted cash flow method with the discount rate based on weighted average cost of capital ("WACC"). This yield-based approach is sourced from a third-party vendor and the WACC establishes a market participant discount rate by determining the hypothetical capital structure for the asset should it be underwritten as of each period end. Other invested assets are classified as Level 3 within the fair value hierarchy.
Investment Contracts
Investment contracts include deferred annuities (FIAs and fixed rate annuities), indexed universal life policies ("IULs"), funding agreements and PRT and immediate annuity contracts without life contingencies. The FIA/ IUL embedded derivatives, included in contractholder funds, are excluded as they are carried at fair value. The fair value of the FIA, fixed rate annuity and IUL contracts is based on their cash surrender value (i.e., the cost the Company would incur to extinguish the liability) as these contracts are generally issued without an annuitization date. The fair value of funding agreements and PRT and immediate annuity contracts without life contingencies is derived by calculating a new fair value interest rate using the updated yield curve and treasury spreads as of the respective reporting date. The Company is not required to, and has not, estimated the fair value of the liabilities under contracts that involve significant mortality or morbidity risks, as these liabilities fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value.
Other
FHLB common stock, Accounts receivable and Notes receivable are carried at cost, which approximates fair value. FHLB common stock is classified as Level 2 within the fair value hierarchy. Accounts receivable and Notes receivable are classified as Level 3 within the fair value hierarchy.
Debt
The fair value of the $550 million aggregate principal amount of 5.50% senior notes due 2025 is based on quoted market prices. The inputs used to measure the fair value of this debt results in a Level 2 classification within the fair value hierarchy. The fair value of the $400 million promissory note with FNF is estimated using a discounted cash flow analysis wherein contractual cash flows are discounted using then current interest rates being offered for debt with similar credit risk and tenor. This debt is classified as Level 3 within the fair value hierarchy.

The following tables provide the carrying value and estimated fair value of our financial instruments that are carried on the accompanying Consolidated Balance Sheets at amounts other than fair value, summarized according to the fair value hierarchy previously described.

	December 31, 2021
	(in millions)
	Level 1	Level 2	Level 3	NAV	Total Estimated Fair Value	Carrying Amount
Assets
FHLB common stock	$—	$72	$—	$—	$72	$72
Commercial mortgage loans	—	—	2,265	—	2,265	2,168
Residential mortgage loans	—	—	1,549	—	1,549	1,581
Investments in unconsolidated affiliates	—	—	—	2,350	2,350	2,350
Policy loans	—	—	39	—	39	39
Company-owned life insurance	—	—	299	—	299	299
Total	$—	$72	$4,152	$2,350	$6,574	$6,509
Liabilities
Investment contracts, included in contractholder funds	$—	$—	$27,448	$—	$27,448	$31,529
Debt	—	615	412	—	1,027	977
Total	$—	$615	$27,860	$—	$28,475	$32,506

	December 31, 2020
	(in millions)
	Level 1	Level 2	Level 3	NAV	Total Estimated Fair Value	Carrying Amount
Assets
FHLB common stock	$—	$66	$—	$—	$66	$66
Commercial mortgage loans	—	—	926	—	926	903
Residential mortgage loans	—	—	1,123	—	1,123	1,128
Investments in unconsolidated affiliates	—	—	—	1,148	1,148	1,148
Policy loans	—	—	33	—	33	33
Other invested assets	—	—	28	—	28	27
Company-owned life insurance	—	—	272	—	272	272
Total	$—	$66	$2,382	$1,148	$3,596	$3,577
Liabilities
Investment contracts, included in contractholder funds	$—	$—	$21,719	$—	$21,719	$25,199
Debt	—	640	—	—	640	590
Total	$—	$640	$21,719	$—	$22,359	$25,789
For investments for which NAV is used, we do not have any significant restrictions in our ability to liquidate our positions in these investments, other than obtaining general partner approval, nor do we believe it is probable a price less than NAV would be received in the event of a liquidation.
We review the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3, or between other levels, at the beginning fair value for the reporting period in which the changes occur. The transfers into and out of Level 3 were related to changes in the primary pricing source and changes in the observability of external information used in determining the fair value.
Note E — Investments
Our fixed maturity securities investments have been designated as available-for-sale and are carried at fair value, net of allowance for expected credit losses, with unrealized gains and losses included in AOCI, net of associated adjustments for VOBA, DAC, DSI, UREV, SOP 03-1 reserves, and deferred income taxes. Our preferred and equity securities investments are carried at fair value with unrealized gains and losses included in net income (loss). The Company’s consolidated investments are summarized as follows (in millions):

	December 31, 2021
	Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-for-sale securities
Asset-backed securities	$8,516	$(3)	$220	$(38)	$8,695	$8,695
Commercial mortgage-backed securities	2,669	(2)	308	(11)	2,964	2,964
Corporates	14,372	—	784	(152)	15,004	15,004
Hybrids	812	—	69	—	881	881
Municipals	1,386	—	66	(11)	1,441	1,441
Residential mortgage-backed securities	722	(3)	7	(4)	722	722
U.S. Government	50	—	—	—	50	50
Foreign Governments	197	—	8	—	205	205
Total available-for-sale securities	$28,724	$(8)	$1,462	$(216)	$29,962	$29,962

	December 31, 2020
	Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-for-sale securities
Asset-backed securities	$5,941	$—	$344	$(18)	$6,267	$6,267
Commercial mortgage-backed/asset-backed securities	2,468	—	341	(3)	2,806	2,806
Corporates	12,107	(7)	1,083	(14)	13,169	13,169
Hybrids	888	—	75	—	963	963
Municipals	1,243	—	68	(2)	1,309	1,309
Residential mortgage-backed securities	782	(3)	22	(1)	800	800
U.S. Government	45	—	—	—	45	45
Foreign Governments	128	—	12	—	140	140
Total available-for-sale securities	$23,602	$(10)	$1,945	$(38)	$25,499	$25,499
Securities held on deposit with various state regulatory authorities had a fair value of $22,219 million and $16,619 million at December 31, 2021 and 2020, respectively.
At December 31, 2021 and 2020, the Company held no material investments that were non-income producing for a period greater than twelve months.

At December 31, 2021 and 2020, the Company's accrued interest receivable balance was $246 million and $225 million, respectively. Accrued interest receivable is classified within Prepaid expenses and other assets within the Consolidated Balance Sheets.
In accordance with our FHLB agreements, the investments supporting the funding agreement liabilities are pledged as collateral to secure the FHLB funding agreement liabilities and are not available to the Company for general purposes. The collateral investments had a fair value of $2,469 million and $1,622 million at December 31, 2021 and 2020, respectively.
The amortized cost and fair value of fixed maturity securities by contractual maturities, as applicable, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	December 31, 2021		December 31, 2020
	(in millions)		(in millions)
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Corporates, Non-structured Hybrids, Municipal and Government securities:
Due in one year or less	$105	$106	$111	$112
Due after one year through five years	1,724	1,754	1,055	1,107
Due after five years through ten years	2,141	2,201	1,808	1,918
Due after ten years	12,842	13,515	11,436	12,489
	16,812	17,576	14,410	15,626
Other securities, which provide for periodic payments:
Asset-backed securities	8,516	8,695	5,941	6,267
Commercial mortgage-backed securities	2,669	2,964	2,468	2,806
Structured hybrids	5	5	—	—
Residential mortgage-backed securities	722	722	782	800
	11,912	12,386	9,191	9,873
Total fixed maturity available-for-sale securities	$28,724	$29,962	$23,601	$25,499
Allowance for Current Expected Credit Loss
Following the adoption of ASU 2016-13 and the related targeted improvements and transition relief amendments (see Note S Recent Accounting Pronouncements) effective January 1, 2020, the Company regularly reviews AFS securities for declines in fair value that we determine to be credit related. For our fixed maturity securities, we generally consider the following in determining whether our unrealized losses are credit related, and if so, the magnitude of the credit loss:
•The extent to which the fair value is less than the amortized cost basis;
•The reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening);
•The financial condition of and near-term prospects of the issuer (including issuer's current credit rating and the probability of full recovery of principal based upon the issuer's financial strength);
•Current delinquencies and nonperforming assets of underlying collateral;
•Expected future default rates;
•Collateral value by vintage, geographic region, industry concentration or property type;

•Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and
•Contractual and regulatory cash obligations and the issuer's plans to meet such obligations.
We recognize an allowance for current expected credit losses on fixed maturity securities in an unrealized loss position when it is determined, using the factors discussed above, a component of the unrealized loss is related to credit. We measure the credit loss using a discounted cash flow model that utilizes the single best estimate cash flow and the recognized credit loss is limited to the total unrealized loss on the security (i.e., the fair value floor). Cash flows are discounted using the implicit yield of bonds at their time of purchase and the current book yield for asset and mortgage backed securities as well as variable rate securities. We recognize the expected credit losses in Recognized gains and losses, net in the Consolidated Statements of Earnings, with an offset for the amount of non-credit impairments recognized in AOCI. We do not measure a credit loss allowance on accrued investment income because we write-off accrued interest through Interest and investment income when collectability concerns arise.
We consider the following in determining whether write-offs of a security’s amortized cost is necessary:
•We believe amounts related to securities have become uncollectible;
•We intend to sell a security; or
•It is more likely than not that we will be required to sell a security prior to recovery.
If we intend to sell a fixed maturity security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, we will write down the security to current fair value, with a corresponding charge, net of any amount previously recognized as an allowance for expected credit loss, to Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings. If we do not intend to sell a fixed maturity security or it is more likely than not that we will not be required to sell a fixed maturity security before recovery of its amortized cost basis but believe amounts related to a security are uncollectible (generally based on proximity to expected credit loss), an impairment is deemed to have occurred and the amortized cost is written down to the estimated recovery value with a corresponding charge, net of any amount previously recognized as an allowance for expected credit loss, to Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings. The remainder of unrealized loss is held in AOCI.
The activity in the allowance for expected credit losses of available-for-sale securities aggregated by investment category was as follows (in millions):

	Year Ended December 31, 2021
		Additions			Reductions
	Balance at Beginning of Period	For credit losses on securities for which losses were not previously recorded	For initial credit losses on purchased securities accounted for as PCD financial assets (1)	(Additions) reductions in allowance recorded on previously impaired securities	For securities sold during the period	For securities intended/required to be sold prior to recovery of amortized cost basis	Write offs charged against the allowance	Recoveries of amounts previously written off	Balance at End of Period
Available-for-sale securities
Asset-backed securities	$—	$—	$(1)	$(2)	$—	$—	$—	—	$(3)
Commercial mortgage-backed securities	—	(2)	—	—	—	—	—	—	(2)
Corporates	(7)	—	—	6	—	—	—	1	—
Residential mortgage-backed securities	(3)	—	—	—	—	—	—	—	(3)
Total available-for-sale securities	$(10)	$(2)	$(1)	$4	$—	$—	$—	$1	$(8)

	Period from June 1 to December 31, 2020
		Additions			Reductions
	Balance at Beginning of Period	For credit losses on securities for which losses were not previously recorded	For initial credit losses on purchased securities accounted for as PCD financial assets (1)	(Additions) reductions in allowance recorded on previously impaired securities	For securities sold during the period	For securities intended/required to be sold prior to recovery of amortized cost basis	Write offs charged against the allowance	Recoveries of amounts previously written off	Balance at End of Period
Available-for-sale securities
Asset-backed securities	$—	$7	$(9)	$2	$—	$—	$—	$—	$—
Corporates	—	1	(17)	—	3	4	2	—	(7)
Hybrids	—	—	(3)	—	3	—	—	—	—
Residential mortgage-backed securities	—	2	(7)	1	1	—	—	—	(3)
Total available-for-sale securities	$—	$10	$(36)	$3	$7	$4	$2	$—	$(10)
__________________
(1)Purchased credit deteriorated financial assets ("PCD")

	Period from January 1 to May 31, 2020
		Additions			Reductions
	Balance at Beginning of Period	For credit losses on securities for which losses were not previously recorded	For initial credit losses on purchased securities accounted for as PCD financial assets (1)	(Additions) reductions in allowance recorded on previously impaired securities	For securities sold during the period	For securities intended/required to be sold prior to recovery of amortized cost basis	Write offs charged against the allowance	Recoveries of amounts previously written off	Balance at End of Period
Available-for-sale securities
Asset-backed securities	$—	$17	$—	$(12)	$—	$—	$—	$—	$5
Corporates	—	28	—	—	(8)	(12)	(1)	—	7
Hybrids	—	—	—	—	—	—	—	—	—
Residential mortgage-backed securities	—	6	—	(3)	—	—	—	—	3
Total available-for-sale securities	$—	$51	$—	$(15)	$(8)	$(12)	$(1)	$—	$15
Purchased credit-deteriorated available-for-sale debt securities ("PCD"s) are AFS securities purchased at a discount, where part of that discount is attributable to credit. Credit loss allowances are calculated for these securities as of the date of their acquisition, with the initial allowance serving to increase amortized cost. The following table summarizes year to date PCD AFS security purchases (in millions).

Purchased credit-deteriorated available-for-sale debt securities	December 31, 2021	December 31, 2020
Purchase price	$4	$265
Allowance for credit losses at acquisition	1	35
Discount (or premiums) attributable to other factors	—	84
AFS purchased credit-deteriorated par value	$5	$384

The fair value and gross unrealized losses of available-for-sale securities, excluding securities in an unrealized loss position with an allowance for expected credit loss, aggregated by investment category and duration of fair value below amortized cost were as follows (dollars in millions):

	December 31, 2021
	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Asset-backed securities	$4,410	$(31)	$146	$(7)	$4,556	$(38)
Commercial mortgage-backed securities	600	(11)	1	—	601	(11)
Corporates	5,017	(126)	394	(26)	5,411	(152)
Hybrids	3	—	—	—	3	—
Municipals	407	(5)	85	(6)	492	(11)
Residential mortgage-backed securities	325	(3)	11	(1)	336	(4)
U.S. Government	32	—	4	—	36	—
Foreign Government	27	—	—	—	27	—
Total available-for-sale securities	$10,821	$(176)	$641	$(40)	$11,462	$(216)
Total number of available-for-sale securities in an unrealized loss position less than twelve months						1,955
Total number of available-for-sale securities in an unrealized loss position twelve months or longer						67
Total number of available-for-sale securities in an unrealized loss position						2,022

	December 31, 2020
	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Asset-backed securities	$477	$(18)	$—	$—	$477	$(18)
Commercial mortgage-backed securities	48	(3)	—	—	48	(3)
Corporates	825	(14)	—	—	825	(14)
Hybrids	1	—	—	—	1	—
Municipals	115	(2)	—	—	115	(2)
Residential mortgage-backed securities	30	(1)	—	—	30	(1)
U.S. Government	5	—	—	—	5	—
Total available-for-sale securities	$1,501	$(38)	$—	$—	$1,501	$(38)
Total number of available-for-sale securities in an unrealized loss position less than twelve months						184
Total number of available-for-sale securities in an unrealized loss position twelve months or longer						—
Total number of available-for-sale securities in an unrealized loss position						184
We determined the increase in unrealized losses was caused by the increasing treasury rates, offset by narrower credit spreads. Specific to asset-backed and mortgage-backed securities for which an expected credit loss was not determined, the effect of any increased expectations of underlying collateral defaults have not risen to the level of impacting the tranches of those securities.

Other-Than-Temporary Impairment
Prior to the adoption of ASC 326 in 2020, the Company evaluated and identified securities for other-than-temporary impairment. If the Company concluded that an OTTI had occurred, the amortized cost was written down to its current fair value, with a corresponding charge to “Recognized gains and losses, net” in the accompanying Consolidated Statements of Earnings. The Company recognized OTTI of $22 million for the year ended December 31, 2019, that were included in Recognized gains and losses, net the accompanying Consolidated Statements of Earnings.
Mortgage Loans
Our mortgage loans are collateralized by commercial and residential properties.

Commercial Mortgage Loans
Commercial mortgage loans ("CMLs") represented approximately 6% of our total investments at December 31, 2021. We primarily invest in mortgage loans on income producing properties including industrial properties, retail buildings, multifamily properties and office buildings. We diversify our CML portfolio by geographic region and property type to attempt to reduce concentration risk. We continuously evaluate CMLs based on relevant current information to ensure properties are performing at a consistent and acceptable level to secure the related debt. The distribution of CMLs, gross of valuation allowances, by property type and geographic region is reflected in the following tables (dollars in millions):

	December 31, 2021		December 31, 2020
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Property Type:
Hotel	$19	1%	$19	2%
Industrial - General	497	23%	302	33%
Mixed Use	13	1%	12	1%
Multifamily	894	41%	165	18%
Office	343	16%	140	15%
Retail	121	6%	142	17%
Other	204	8%	125	14%
Student Housing	83	4%	—	—%
Total commercial mortgage loans, gross of valuation allowance	$2,174	100%	$905	100%
Allowance for expected credit loss	(6)		(2)
Total commercial mortgage loans	$2,168		$903
U.S. Region:
East North Central	$137	6%	$61	7%
East South Central	79	4%	80	9%
Middle Atlantic	293	13%	100	11%
Mountain	236	11%	48	5%
New England	149	7%	79	9%
Pacific	649	30%	333	37%
South Atlantic	459	21%	133	15%
West North Central	12	1%	13	1%
West South Central	160	7%	58	6%
Total commercial mortgage loans, gross of valuation allowance	$2,174	100%	$905	100%
Allowance for expected credit loss	(6)		(2)
Total commercial mortgage loans	$2,168		$903
LTV and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property’s net income to its debt service payments. A DSC ratio of less than 1.00 indicates that a property’s operations do not generate sufficient income to cover debt payments.
All of our investments in CMLs had a loan-to-value ("LTV") ratio of less than 75% at December 31, 2021, as measured at inception of the loans unless otherwise updated.

The following tables presents the recorded investment in CMLs by LTV and DSC ratio categories and estimated fair value by the indicated loan-to-value ratios (dollars in millions):

	Debt-Service Coverage Ratios			Total Amount	% of Total	Estimated Fair Value	% of Total
	>1.25	1.00 - 1.25	<1.00
December 31, 2021
LTV Ratios:
Less than 50%	$626	$33	$9	$668	31%	$745	33%
50% to 60%	470	—	—	470	22	481	21
60% to 75%	1,036	—	—	1,036	47	1,039	46
Commercial mortgage loans	$2,132	$33	$9	$2,174	100%	$2,265	100%
December 31, 2020
LTV Ratios:
Less than 50%	$519	$18	$—	$537	60%	$557	60%
50% to 60%	237	9	—	246	27	250	27
60% to 75%	122	—	—	122	13	119	13
Commercial mortgage loans	$878	$27	$—	$905	100%	$926	100%
We recognize a mortgage loan as delinquent when payments on the loan are greater than 30 days past due. As of December 31, 2021 and 2020, we had no CMLs that were delinquent in principal or interest payments.
Residential Mortgage Loans
Residential mortgage loans ("RMLs") represented approximately 4% and 3% of our total investments at December 31, 2021 and 2020, respectively. Our residential mortgage loans are closed end, amortizing loans and 100% of the properties are located in the United States. We diversify our RML portfolio by state to attempt to reduce concentration risk. The distribution of RMLs by state with highest-to-lowest concentration are reflected in the following tables (dollars in millions):

	December 31, 2021
U.S. State:	Amortized Cost	% of Total
Florida	$234	15%
Texas	170	10
New Jersey	153	10
All Other States (1)	1,049	65
Total mortgage loans	$1,606	100%
__________________
(1)The individual concentration of each state is less than or equal to 9%.

	December 31, 2020
U.S. State:	Amortized Cost	% of Total
Florida	186	16%
California	161	14%
Texas	101	9%
New Jersey	96	8%
All Other States (1)	615	53%
Total residential mortgage loans	$1,159	100%
__________________
(1)The individual concentration of each state is less than 8%.
Residential mortgage loans have a primary credit quality indicator of either a performing or nonperforming loan. We define non-performing residential mortgage loans as those that are 90 or more days past due or in nonaccrual status, which is assessed monthly. The credit quality of RMLs was as follows (dollars in millions):

	December 31, 2021		December 31, 2020
Performance indicators:	Carrying Value	% of Total	Carrying Value	% of Total
Performing	$1,533	95%	$1,059	91%
Non-performing	73	5	106	9%
Total residential mortgage loans, gross of valuation allowance	$1,606	100%	$1,165	100%
Allowance for expected loan loss	(25)	—	(37)	—%
Total residential mortgage loans	$1,581	100%	$1,128	100%
Loans segregated by risk rating exposure were as follows (in millions):

	December 31, 2021
	Amortized Cost by Origination Year
	2021	2020	2019	2018	2017	Prior	Total
Residential mortgages
Current (less than 30 days past due)	$795	$293	$323	$50	$36	$21	$1,518
30-89 days past due	5	4	6	1	—	—	16
Over 90 days past due	1	23	46	2	—	—	72
Total residential mortgages	$801	$320	$375	$53	$36	$21	$1,606
Commercial mortgages
Current (less than 30 days past due)	$1,301	$543	$—	$6	$—	$324	$2,174
30-89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	—	—	—	—	—
Total commercial mortgages	$1,301	$543	$—	$6	$—	$324	$2,174

	December 31, 2020
	Amortized Cost by Origination Year
	2020	2019	2018	2017	2016	Prior	Total
Residential mortgages
Current (less than 30 days past due)	$311	$545	$68	$42	$62	$2	$1,030
30-89 days past due	2	22	2	—	—	—	26
Over 90 days past due	26	74	3	—	—	—	103
Total residential mortgages	$339	$641	$73	$42	$62	$2	$1,159
Commercial mortgages
Current (less than 30 days past due)	$542	$—	$6	$—	$11	$346	$905
30-89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	—	—	—	—	—
Total commercial mortgage	$542	$—	$6	$—	$11	$346	$905

	December 31, 2021
	Amortized Cost by Origination Year
	2021	2020	2019	2018	2017	Prior	Total
Commercial mortgages
LTV
Less than 50%	$120	$229	$—	$6	$—	$313	$668
50% to 60%	267	192	—	—	—	11	470
60% to 75%	914	122	—	—	—	—	1,036
Total commercial mortgages	$1,301	$543	$—	$6	$—	$324	$2,174
Commercial mortgages
DSCR
Greater than 1.25x	$1,301	$543	$—	$4	$—	$284	$2,132
1.00x - 1.25x	—	—	—	2	—	31	33
Less than 1.00x	—	—	—	—	—	9	9
Total commercial mortgages	$1,301	$543	$—	$6	$—	$324	$2,174

	December 31, 2020
	Amortized Cost by Origination Year
	2020	2019	2018	2017	2016	Prior	Total
Commercial mortgages
LTV
Less than 50%	$228	$—	$6	$—	$—	$303	$537
50% to 60%	192	—	—	—	11	43	246
60% to 75%	122	—	—	—	—	—	122
Total commercial mortgages	$542	$—	$6	$—	$11	$346	$905
Commercial mortgages
DSCR
Greater than 1.25x	$542	$—	$6	$—	$11	$319	$878
1.00x - 1.25x	—	—	—	—	—	27	27
Less than 1.00x	—	—	—	—	—	—	—
Total commercial mortgages	$542	$—	$6	$—	$11	$346	$905
Non-accrual loans by amortized cost were as follows (in millions):

Amortized cost of loans on non-accrual	December 31, 2021	December 31, 2020
Residential mortgage:	$72	$99
Commercial mortgage:	—	—
Total non-accrual loans	$72	$99
Immaterial interest income was recognized on non-accrual financing receivables for the years ended December 31, 2021 and 2020.
It is our policy to cease to accrue interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is our general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place. At December 31, 2021 and 2020, we had $72 million and $99 million, respectively, of mortgage loans that were over 90 days past due, of which $39 million and $24 million, respectively, were in the process of foreclosure. We will continue to evaluate these policies with regard to the economic challenges for mortgage debtors related to COVID-19. Our ability to initiate foreclosure proceedings may be limited by legislation passed and executive orders issued in response to COVID-19.

Allowance for Expected Credit Loss
We estimate expected credit losses for our commercial and residential mortgage loan portfolios using a probability of default/loss given default model. Significant inputs to this model include, where applicable, the loans' current performance, underlying collateral type, location, contractual life, LTV, DSC and Debt to Income or FICO. The model projects losses using a two-year reasonable and supportable forecast and then reverts over a three-year period to market-wide historical loss experience. Changes in our allowance for expected credit losses on mortgage loans are recognized in Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings. As of the June 1, 2020 acquisition of F&G, due to purchase accounting adjustments, our expected credit loss reserve was valued at $0.
The allowances for our mortgage loan portfolio is summarized as follows:

	Year ended December 31, 2021			Period from June 1 to December 31, 2020
	Residential Mortgage	Commercial Mortgage	Total	Residential Mortgage	Commercial Mortgage	Total
Beginning Balance	$37	$2	$39	—	—	—
Provision for loan losses	(12)	4	(8)	$30	$2	$32
For initial credit losses on purchased loans accounted for as PCD financial assets	—	—	—	7	—	7
Ending Balance	$25	$6	$31	$37	$2	$39

	Period from January 1 to May 31, 2020
	Residential Mortgage	Commercial Mortgage	Total
Beginning Balance	$7	$1	$8
Provision for loan losses	7	—	7
Ending Balance	$14	$1	$15
An allowance for expected credit loss is not measured on accrued interest income for commercial mortgage loans as we have a process to write-off interest on loans that enter into non-accrual status (over 90 days past due). Allowances for expected credit losses are measured on accrued interest income for residential mortgage loans and were immaterial as of December 31, 2021 and 2020.

Interest and Investment Income
The major sources of Interest and investment income reported on the accompanying Consolidated Statements of Earnings were as follows (in millions):

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
Fixed maturity securities, available-for-sale	$1,213	$643	$426	$1,058
Equity securities	11	7	4	8
Preferred securities	47	35	16	68
Mortgage loans	131	50	36	42
Invested cash and short-term investments	7	—	4	17
Limited partnerships	589	75	(37)	81
Other investments	17	8	5	2
Gross investment income	2,015	818	454	1,276
Investment expense	(163)	(75)	(51)	(107)
Interest and investment income	$1,852	$743	$403	$1,169
Recognized Gains and Losses, net
Details underlying Recognized gains and losses, net reported on the accompanying Consolidated Statements of Earnings were as follows (in millions):

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Net realized gains (losses) on fixed maturity available-for-sale securities	$102	$95	$(49)	$41
Net realized/unrealized gains (losses) on equity securities (2)	(37)	29	(30)	(2)
Net realized/unrealized gains (losses) on preferred securities (3)	(14)	55	(40)	131
Realized gains (losses) on other invested assets	6	—	(2)	2
Change in allowance for expected credit losses	4	(19)	(23)	—
Derivatives and embedded derivatives:
Realized gains (losses) on certain derivative instruments	455	76	11	(16)
Unrealized gains (losses) on certain derivative instruments	160	161	(223)	414
Change in fair value of reinsurance related embedded derivatives (1)	34	(53)	19	(72)
Change in fair value of other derivatives and embedded derivatives	5	8	(1)	7
Realized gains (losses) on derivatives and embedded derivatives	654	192	(194)	333
Recognized gains and (losses), net	$715	$352	$(338)	$505
__________________
(1)Change in fair value of reinsurance related embedded derivatives is due to activity related to the reinsurance treaties with Kubera (novated from Kubera to Somerset effective October 31, 2021) and Aspida Re.

(2)Includes net valuation (losses) gains of $(37) million, $30 million, $(30) million and $(1) million for the year ended December 31, 2021, the period from June 1 to December 31, 2020, the period from January 1 to May 31, 2020, and the year ended December 31, 2019 respectively.
(3)Includes net valuation (losses) gains of $(14) million, $56 million, $(34) million and $142 million for the year ended December 31, 2021, the period from June 1 to December 31, 2020, the period from January 1 to May 31, 2020, and the year ended 2019, respectively.
The proceeds from the sale of fixed-maturity securities and the gross gains and losses associated with those transactions were as follows (in millions):

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
Proceeds	$4,555	$1,398	$513	$2,797
Gross gains	142	101	29	89
Gross losses	(42)	(5)	(20)	(27)
Unconsolidated Variable Interest Entities
The Company owns investments in VIEs that are not consolidated within our financial statements. A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support, where investors lack certain characteristics of a controlling financial interest, or where the entity is structured with non-substantive voting rights. VIEs are consolidated by their ‘primary beneficiary’, a designation given to an entity that receives both the benefits from the VIE as well as the substantive power to make its key economic decisions. While the Company participates in the benefits from VIEs in which it invests, but does not consolidate, the substantive power to make the key economic decisions for each respective VIE resides with entities not under common control with the Company. It is for this reason that the Company is not considered the primary beneficiary for the VIE investments that are not consolidated.
We invest in various limited partnerships and limited liability companies primarily as a passive investor. These investments are primarily in credit funds with a bias towards current income, real assets, or private equity. Limited partnership and limited liability company interests are accounted for under the equity method and are included in Investments in unconsolidated affiliates on our Consolidated Balance Sheets. As of December 31, 2021, we had one issuer, Blackstone Wave Asset Holdco, in which investments exceeded 10% of equity and was our largest concentration in any single issuer with a total fair value of $870 million or 2% of the invested assets portfolio. Blackstone Wave Asset Holdco is a special purpose vehicle that holds investments in numerous limited partnership investments. Those limited partnership investments are further diversified by holding interest in multiple individual investments and industries. In addition, we invest in structured investments which may be VIEs, but for which we are not the primary beneficiary. These structured investments typically invest in fixed income investments and are managed by third parties and include asset-backed securities, commercial mortgage-backed securities and residential mortgage-backed securities included in fixed maturity securities available for sale on our Consolidated Balance Sheets.
Our maximum exposure to loss with respect to these VIEs is limited to the investment carrying amounts reported in our Consolidated Balance Sheets for limited partnerships and the amortized costs of our fixed maturity securities, in addition to any required unfunded commitments (also refer to Note G - Commitments and Contingencies).

The following table summarizes the carrying value and the maximum loss exposure of our unconsolidated VIEs:

	December 31, 2021		December 31, 2020
	Carrying Value	Maximum Loss Exposure	Carrying Value	Maximum Loss Exposure
Investments in unconsolidated affiliates	$2,350	$3,496	$1,156	$1,550
Fixed maturity securities	12,382	12,802	9,873	9,513
Total unconsolidated VIE investments	$14,732	$16,298	$11,029	$11,063
Note F — Derivative Financial Instruments
The carrying amounts of derivative instruments, including derivative instruments embedded in FIA and IUL contracts, and reinsurance is as follows (in millions):

	December 31, 2021	December 31, 2020
Assets:
Derivative investments:
Call options	$816	$548
Other long-term investments:
Other embedded derivatives	33	27
	$849	$575
Liabilities:
Contractholder funds:
FIA/ IUL embedded derivatives	$3,883	$3,404
Accounts payable and accrued liabilities:
Reinsurance related embedded derivatives	73	107
	$3,956	$3,511
The change in fair value of derivative instruments, included within Recognized gains and losses, net, in the accompanying Consolidated Statements of Earnings, is as follows (in millions):

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Net investment gains (losses):
Call options	$597	$229	$(221)	$369
Futures contracts	8	15	8	27
Foreign currency forwards	10	(7)	1	3
Other derivatives and embedded derivatives	5	8	(1)	6
Reinsurance related embedded derivatives	34	(53)	19	(72)
Total net investment gains (losses)	$654	$192	$(194)	$333
Benefits and other changes in policy reserves:
FIA/ IUL embedded derivatives increase (decrease)	$479	$552	$239	$752

Additional Disclosures
FIA/ IUL Embedded Derivative and Call Options and Futures
We have FIA and IUL contracts that permit the holder to elect an interest rate return or an equity index linked component, where interest credited to the contracts is linked to the performance of various equity indices, primarily the S&P 500 Index. This feature represents an embedded derivative under GAAP. The FIA/IUL embedded derivatives are valued at fair value and included in the liability for contractholder funds in the accompanying Consolidated Balance Sheets with changes in fair value included as a component of Benefits and other changes in policy reserves in the Consolidated Statements of Earnings. See a description of the fair value methodology used in Note D Fair Value of Financial Instruments.
We purchase derivatives consisting of a combination of call options and futures contracts (specifically for FIA contracts) on the applicable market indices to fund the index credits due to FIA/ IUL contractholders. The call options are one-, two-, three-, and five-year options purchased to match the funding requirements of the underlying policies. On the respective anniversary dates of the indexed policies, the index used to compute the interest credit is reset and we purchase new call options to fund the next index credit. We manage the cost of these purchases through the terms of our FIA/IUL contracts, which permit us to change caps, spreads or participation rates, subject to guaranteed minimums, on each contract’s anniversary date. The change in the fair value of the call options and futures contracts is generally designed to offset the portion of the change in the fair value of the FIA/IUL embedded derivatives related to index performance through the current credit period. The call options and futures contracts are marked to fair value with the change in fair value included as a component of Recognized gains and losses, net, in the accompanying Consolidated Statements of Earnings. The change in fair value of the call options and futures contracts includes the gains and losses recognized at the expiration of the instrument term or upon early termination and the changes in fair value of open positions.
Other market exposures are hedged periodically depending on market conditions and our risk tolerance. Our FIA/IUL hedging strategy economically hedges the equity returns and exposes us to the risk that unhedged market exposures result in divergence between changes in the fair value of the liabilities and the hedging assets. We use a variety of techniques, including direct estimation of market sensitivities, to monitor this risk daily. We intend to continue to adjust the hedging strategy as market conditions and our risk tolerance changes.
Credit Risk
We are exposed to credit loss in the event of non-performance by our counterparties on the call options and reflect assumptions regarding this non-performance risk in the fair value of the call options. The non-performance risk is the net counterparty exposure based on the fair value of the open contracts less collateral held. We maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association (“ISDA”) Master Agreement.

Information regarding our exposure to credit loss on the call options we hold is presented in the following table (in millions):

		December 31, 2021
Counterparty	Credit Rating (Fitch/Moody's/S&P) (1)	Notional Amount	Fair Value	Collateral	Net Credit Risk
Merrill Lynch	AA/*/A+	$3,307	$128	$86	$42
Morgan Stanley	*/Aa3/A+	2,184	86	92	—
Barclay's Bank	A+/A1/A	5,197	231	233	—
Canadian Imperial Bank of Commerce	AA/Aa2/A+	2,936	147	151	—
Wells Fargo	A+/A1/BBB+	2,445	89	90	—
Goldman Sachs	A/A2/BBB+	307	10	10	—
Credit Suisse	A/A1/A+	1,485	74	75	—
Truist	A+/A2/A	1,543	51	53	—
Total		$19,404	$816	$790	$42

		December 31, 2020
Counterparty	Credit Rating (Fitch/Moody's/S&P) (1)	Notional Amount	Fair Value	Collateral	Net Credit Risk
Merrill Lynch	AA-/*/A+	$1,932	$75	$32	$43
Morgan Stanley	A/A2/BBB+	1,503	40	41	—
Barclay's Bank	A+/A1/A	4,639	180	169	11
Canadian Imperial Bank of Commerce	AA/Aa2/A+	2,276	86	85	1
Wells Fargo	A+/A2/BBB+	2,900	106	105	1
Goldman Sachs	A/A3/BBB+	634	15	15	—
Credit Suisse	A/Aa3/A+	1,373	27	25	2
Truist	A+/A2/A	652	19	19	—
Total		$15,909	$548	$491	$58
__________________
(1)An * represents credit ratings that were not available.
Collateral Agreements
We are required to maintain minimum ratings as a matter of routine practice as part of our over-the-counter derivative agreements on ISDA forms. Under some ISDA agreements, we have agreed to maintain certain financial strength ratings. A downgrade below these levels provides the counterparty under the agreement the right to terminate the open option contracts between the parties, at which time any amounts payable by us or the counterparty would be dependent on the market value of the underlying option contracts. Our current rating does not allow any counterparty the right to terminate ISDA agreements. In certain transactions, both we and the counterparty have entered into a collateral support agreement requiring either party to post collateral when the net exposures exceed pre-determined thresholds. For all counterparties, except Merrill Lynch, this threshold is set to zero. As of December 31, 2021 and 2020, counterparties posted $790 million and $491 million, respectively, of collateral, of which $576 million and $415 million, respectively, is included in cash and cash equivalents with an associated payable for this collateral included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Accordingly, the maximum amount of loss due to credit risk that we would incur if parties to the call options failed completely to perform according to the terms of the contracts was $42 million at December 31, 2021, and $58 million at December 31, 2020.
We are required to pay counterparties the effective federal funds rate each day for cash collateral posted to F&G for daily mark-to-market margin changes. We reinvest derivative cash collateral to reduce the interest cost. Cash collateral is invested in overnight investment sweep products, which are included in cash and cash equivalents in the accompanying Consolidated Balance Sheets.
We held 329 and 384 futures contracts at December 31, 2021 and 2020, respectively. The fair value of the futures contracts represents the cumulative unsettled variation margin (open trade equity, net of cash settlements). We provide cash collateral to the counterparties for the initial and variation margin on the futures contracts, which is included in cash and cash equivalents in the accompanying Consolidated Balance Sheets. The amount of cash collateral held by the counterparties for such contracts was $3 million and $4 million at December 31, 2021 and 2020, respectively.
Reinsurance Related Embedded Derivatives
As discussed in Note O Reinsurance, F&G entered into a reinsurance agreement with Kubera, effective December 31, 2018, to cede certain MYGA and deferred annuity business on a coinsurance funds withheld basis, net of applicable existing reinsurance. Effective October 31, 2021, this agreement was novated from Kubera to Somerset, a certified third-party reinsurer. Additionally, F&G entered into a reinsurance agreement with Aspida Re effective January 1, 2021, to cede a quota share of certain deferred annuity business on a funds withheld basis. Fair value movements in the funds withheld balances associated with these arrangements creates an obligation for us to pay Somerset and Aspida Re at a later date, which results in embedded derivatives. These embedded derivatives are considered total return swaps with contractual returns that are attributable to the assets and liabilities associated with the reinsurance arrangements.
Note G — Notes Payable
Notes payable consists of the following:

	December 31, 2021	December 31, 2020
	(In millions)
5.50% F&G Notes	$577	$589
FNF Promissory Note	400	—
	$977	$589
On September 15, 2021, we entered into a promissory note with FNF for $400 million aggregate principal amount, quarterly interest at three-month LIBOR + 2.50% (2.63% at December 31, 2021), due 2028 (the "FNF Promissory Note"). F&G incurred $3 million of interest expense on this promissory note and settled with FNF during the year ended December 31, 2021. Refer to Note U Subsequent Events for additional information.
On December 29, 2020, we entered into a revolving note agreement with FNF for up to $200 million capacity (the "FNF Credit Facility") to be used for working capital and other general corporate purposes. No amounts were outstanding under this revolving note agreement as of December 31, 2021 or 2020.
On April 20, 2018, Fidelity & Guaranty Life Holdings, Inc. (“FGLH”), our indirect wholly owned subsidiary, completed a debt offering of $550 million aggregate principal amount of 5.50% senior notes due 2025 (the "5.50% F&G Notes"), at 99.5% of face value for proceeds of $547 million. As a result of the FNF acquisition, a premium of $39 million was established for these notes and is being amortized over the remaining life of the debt through 2025. Interest expense and amortization on the 5.50% F&G Notes were $29 million, $18 million, $13 million and $32 million for the year ended December 31, 2021, the period from June 1 to December 31, 2020, the predecessor period from January 1 to May 31, 2020 and the predecessor year ended December 31, 2019, respectively. In conjunction with the acquisition, FNF became a guarantor of FGLH’s obligations under the 5.50% F&G Notes and agreed to fully and unconditionally guarantee the F&G 5.50% Notes, on a joint and several basis.

Gross principal maturities of notes payable at December 31, 2021 are as follows (in millions):
2022	$—
2023	—
2024	—
2025	550
2026	—
Thereafter	400
$950

Note H — Commitments and Contingencies
Legal and Regulatory Contingencies
In the ordinary course of business, we are involved in various pending and threatened litigation matters related to our operations, some of which include claims for punitive or exemplary damages. Like other companies, our ordinary course litigation includes a number of class action and purported class action lawsuits, which make allegations related to aspects of our operations. We believe that no actions, other than the matters discussed below, if any, depart from customary litigation incidental to our business.
We review lawsuits and other legal and regulatory matters (collectively “legal proceedings”) on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings in which it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and represents our best estimate has been recorded. Our accrual for legal and regulatory matters was insignificant as of December 31, 2021 and 2020. None of the amounts we have currently recorded are considered to be material to our financial condition individually or in the aggregate. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending legal proceedings is generally not yet determinable. While some of these matters could be material to our operating results or cash flows for any particular period if an unfavorable outcome results, at present we do not believe that the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition.
In August 2020, a lawsuit styled, In the Matter of FGL Holdings, was filed in the Grand Court of the Cayman Islands where dissenting shareholders, funds that are managed by Kingstown Capital Management LP, have asserted statutory appraisal rights relative to their ownership of 12,000,000 shares of stock of FGL Holdings in connection with the acquisition of FGL Holdings by FNF. They seek a judicial determination of the fair value of their shares of stock of FGL Holdings under the law of the Cayman Islands. F&G and FNF believe that these stockholders received in excess of fair value for their shares. A trial was held beginning in late May 2022 and closing submissions were made in the case on June 21 and 22, 2022. The matter is under submission with the Grand Court. We do not believe the result in this case will have a material adverse effect on our financial condition.

Commitments
The Company has unfunded investment commitments as of December 31, 2021 and 2020 based upon the timing of when investments are executed compared to when the actual investments are funded, as some investments require that funding occur over a period of months or years. A summary of unfunded commitments by invested asset class is included below (in millions):

	December 31, 2021	December 31, 2020
Asset Type
Unconsolidated VIEs:
Limited partnerships	$1,146	$394
Whole loans	589	—
Fixed maturity securities, ABS	306	384
Other fixed maturity securities, AFS	119	48
Other assets	156	135
Commercial mortgage loans	44	—
Residential mortgage loans	—	6
Total	$2,360	$967
See Note A Business and Summary of Significant Accounting Policies, for discussion of funding agreements that have been issued pursuant to the FABN Program as well as to the FHLB that are included in Contractholder funds.
The Company leases office space under operating leases. The largest leases are cancellable in 2027 and expire in 2030. Rent expense and minimum rental commitments under all leases are immaterial.
As discussed in Note L Reinsurance, to enhance Kubera's ability to pay its obligations under the amended reinsurance agreement, effective October 31, 2021, F&G entered into a Variable Note Purchase Agreement (the “NPA”), whereby F&G agreed to fund a note to Kubera to be used to ultimately settle with F&G, with principal increases up to a maximum amount of $300 million, to the extent a potential funding shortfall (treaty assets are less than then the total funding requirement) is projected relative to the business ceded to Kubera from F&G as part of the amended reinsurance agreement. The potential funding shortfall will be determined quarterly and, among other items, is impacted by the market value of the assets in the funds withheld account related to the reinsurance agreement and Kubera's capital as calculated on a Bermuda regulatory basis. The NPA matures on November 30, 2071. Based on the current level of the treaty assets and projections that these policies will be profitable over the lifetime of the agreement, we do not expect significant fundings to occur under the NPA. At December 31, 2021, the amount funded under the NPA was insignificant.

Note I — Supplemental Cash Flow Information
The following supplemental cash flow information is provided with respect to certain cash payment and non-cash investing and financing activities (in millions).

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
Cash paid for:
Interest	$30	$15	$15	$30
Income taxes	44	2	—	(1)
Deferred sales inducements	90	46	43	131
Non-cash investing and financing activities:
Investments received from pension risk transfer premiums	316	—	—	—
Change in proceeds of sales of investments available for sale receivable in period	(160)	(3)	5	(3)
Change in purchases of investments available for sale payable in period	2	7	(6)	29

Note J — Intangibles
A summary of the changes in the carrying amounts of our VOBA, DAC and DSI intangible assets are as follows (in millions):

	VOBA	DAC	DSI	Total
Balance at January 1, 2021	$1,466	$222	$36	$1,724
Purchase price allocation adjustments	61	—	—	61
Deferrals	—	585	90	675
Amortization	(436)	(46)	(35)	(517)
Interest	30	13	1	44
Unlocking	13	1	(2)	12
Adjustment for net unrealized investment losses (gains)	51	(14)	(2)	35
Balance at December 31, 2021	$1,185	$761	$88	$2,034

	VOBA	DAC	DSI	Total
Balance at June 1, 2020 (1)	$1,847	$—	$—	$1,847
Deferrals	—	251	46	297
Amortization	(120)	(6)	(5)	(131)
Interest	20	2	—	22
Unlocking	2	—	—	2
Adjustment for net unrealized investment losses (gains)	(283)	(25)	(5)	(313)
Balance at December 31, 2020	$1,466	$222	$36	$1,724

Predecessor	VOBA	DAC	DSI	Total
Balance at December 31, 2019 (As Restated)	$599	$641	$236	$1,476
Deferrals	—	184	43	227
Amortization	14	22	10	46
Interest	7	8	2	17
Unlocking	(9)	(2)	—	(11)
Adjustment for net unrealized investment losses (gains)	141	65	30	236
Balance at May 31, 2020	$752	$918	$321	$1,991

	As Restated
Predecessor	VOBA	DAC	DSI	Total
Balance at January 1, 2019	$866	$344	$149	$1,359
Deferrals	—	379	131	510
Amortization	(103)	(27)	(19)	(149)
Interest	18	13	4	35
Unlocking	(2)	(2)	(1)	(5)
Adjustment for net unrealized investment losses (gains)	(180)	(66)	(28)	(274)
Balance at December 31, 2019	$599	$641	$236	$1,476
__________________
(1)As of the June 1, 2020 acquisition of F&G, due to purchase accounting adjustments, our prior intangible assets were valued at $0 and VOBA was re-established at fair value.

Amortization of VOBA, DAC, and DSI is based on the current and future expected gross margins or profits recognized, including investment gains and losses. The interest accrual rate utilized to calculate the accretion of interest on VOBA ranged from 0% to 4.71%. The adjustment for unrealized net investment losses (gains) represents the amount of VOBA, DAC, and DSI that would have been amortized if such unrealized gains and losses had been recognized. This is referred to as the “shadow adjustments” as the additional amortization is reflected in AOCI rather than the Consolidated Statements of Earnings. As of December 31, 2021 and 2020, the VOBA balances included cumulative adjustments for net unrealized investment gains of $232 million and $283 million respectively, the DAC balances included cumulative adjustments for net unrealized investment gains of $39 million and $25 million, respectively, and the DSI balance included net unrealized investment gains of $7 million and $5 million, respectively.
For the in-force liabilities as of December 31, 2021, the estimated amortization expense for VOBA in future fiscal periods is as follows (in millions):

Estimated Amortization Expense
Fiscal Year
2022	$2
2023	159
2024	158
2025	152
2026	140
Thereafter	806
Definite and Indefinite Lived Other Intangible Assets
Other intangible assets as of December 31, 2021 consist of the following (in millions):

	Cost	Accumulated amortization	Net carrying amount	Weighted average useful life (years)
Value of distribution asset (VODA)	$140	$(25)	$115	15
Computer software	67	(15)	52	2 to 10
Definite lived trademarks, tradenames, and other	30	(5)	25	10
Indefinite lived tradenames and other	8	N/A	8	Indefinite
Total			$200
Other intangible assets as of December 31, 2020 consist of the following (in millions):

	Cost	Accumulated amortization	Net carrying amount	Weighted average useful life (years)
Value of distribution Asset (VODA)	$140	$(10)	$130	15
Computer software	33	(5)	28	2 to 10
Definite lived trademarks, tradenames and other	30	(2)	28	10
Indefinite lived tradenames and other	8	N/A	8	Indefinite
Total			$194
Amortization expense for amortizable intangible assets, which consist primarily of VODA, computer software, and definite lived trademarks, tradenames and other was $28 million, $17 million, $1 million and $8 million for the year ended December 31, 2021, the period June 1 to December 31, 2020, the predecessor period January 1 to May 31, 2020 and as restated for the predecessor year ended December 31, 2019, respectively. Estimated amortization expense for the next five years for assets owned at December 31, 2021, is $28 million in 2022, $26 million in 2023, $23 million in 2024, $21 million in 2025 and $20 million in 2026.
Note K — Goodwill
A summary of the changes in Goodwill consists of the following:

(In millions)
(As Restated)
Balance, December 31, 2019	$418
Goodwill removed from purchase accounting adjustments	(418)
Goodwill associated with FNF acquisition	1,756
Balance, June 1, 2020	1,756
Balance, December 31, 2020	1,756
Balance, December 31, 2021	1,756
Note L — Reinsurance
F&G reinsures portions of its policy risks with other insurance companies. The use of indemnity reinsurance does not discharge an insurer from liability on the insurance ceded. The insurer is required to pay in full the amount of its insurance liability regardless of whether it is entitled to or able to receive payment from the reinsurer. The portion of risks exceeding F&G's retention limit is reinsured. F&G primarily seeks reinsurance coverage in order to limit its exposure to mortality losses and enhance capital management. If the underlying policy being reinsured is an insurance contract, F&G follows reinsurance accounting when there is adequate risk transfer or deposit accounting if there is inadequate risk transfer. If the underlying policy being reinsured is an investment contract, the effects of the agreement are accounted for as a separate investment contract. Refer to Note A - Business and Summary of Significant Accounting Policies for more information over our accounting policy for reinsurance agreements.
The effect of reinsurance on net premiums earned and net benefits incurred (benefits paid and reserve changes) for the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020, the Predecessor period January 1, 2020 to May 31, 2020 and the Predecessor period for the year ended December 31, 2019, respectively, were as follows (in millions):

	Year Ended December 31,		Period from June 1 to December 31,		Period from January 1 to May 31,		Year Ended December 31,
	2021		2020		2020		2019
					Predecessor		Predecessor
								(As Restated)
	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred
Direct	$1,314	$3,282	$108	$976	$86	$402	$204	$1,349
Assumed	—	—	—	1	—	(1)	—	—
Ceded	(137)	(1,144)	(85)	(111)	(67)	(103)	(164)	(201)
Net	$1,177	$2,138	$23	$866	$19	$298	$40	$1,148
Amounts payable or recoverable for reinsurance on paid and unpaid claims are not subject to periodic or maximum limits. F&G did not write off any significant reinsurance balances during the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020, the Predecessor period from January 1, 2020 to May, 31, 2020 or the Predecessor period for the year ended December 31, 2019. F&G did not commute any ceded reinsurance treaties during the year ended December 31, 2021 the period from June 1, 2020 to December 31, 2020, the Predecessor period from January 1, 2020 to May, 31, 2020 or the Predecessor period for the year ended December 31, 2019.

Following the adoption of ASC 326, F&G estimates expected credit losses on reinsurance recoverables using a probability of default/loss given default model. Significant inputs to the model include the reinsurer's credit risk, expected timing of recovery, industry-wide historical default experience, senior unsecured bond recovery rates, and credit enhancement features. For the period ended May 31, 2020, the expected credit loss reserve was $22 million. As of the June 1, 2020 acquisition of F&G, due to purchase accounting adjustments, our expected credit loss reserve was valued at $0. For the seven months ended December 31, 2020, the expected credit loss reserve increased from $0 to $21 million. During the year ended December 31, 2021, the expected credit loss reserve decreased by $1 million to $20 million.
No policies issued by F&G have been reinsured with any foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.
F&G has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than non-payment of premiums or other similar credit issues.
On January 15, 2021, F&G executed a Funds Withheld Coinsurance Agreement with Aspida Re, a Bermuda reinsurer. In accordance with the terms of this agreement, F&G cedes to the reinsurer, on a fifty percent (50%) funds withheld coinsurance basis, certain multiyear guaranteed annuity business written effective January 1, 2021. The effects of this agreement are accounted for as a separate investment contract.
F&G has an indemnity reinsurance agreement with Hannover Re, a third-party reinsurer, to cede a quota share percentage of the net retention of guarantee payments in excess of account value for GMWB and GMDB guarantees associated with an in-force block of its FIA and fixed deferred annuity contracts. The effects of this agreement are not accounted for as reinsurance as it does not satisfy the risk transfer requirements for GAAP; therefore, deposit accounting is applied. F&G incurred risk charge fees of $21 million, $12 million, $8 million, and $17 million during the year ended December 31, 2021 the seven months ended December 31, 2020, the predecessor period from January 1, 2020 to May 31, 2020, and the predecessor year ended December 31,2019, respectively, in relation to this reinsurance agreement.
F&G entered into a reinsurance agreement with Kubera, a third-party reinsurer, effective December 31, 2018, to cede certain MYGA and deferred annuity GAAP and statutory reserves on a coinsurance funds withheld basis, net of applicable existing reinsurance. In accordance with the terms of this agreement, F&G cedes a quota share percentage of MYGA and deferred annuity policies for certain issue years to Kubera. Effective October 31, 2021, this agreement was novated from Kubera to Somerset, a certified third-party reinsurer. This agreement cedes GAAP and statutory reserves of approximately $1 billion. As the policies ceded to Somerset are investment contracts, there is no significant insurance risk present and therefore the reinsurance agreement is accounted for as a separate investment contract. The presentation of this agreement is similar to other reinsurance agreements that apply reinsurance accounting as discussed in further detail within Note A - Business and Summary of Significant Accounting Policies.
F&G has a reinsurance agreement with Kubera to cede certain FIA statutory reserves on a coinsurance funds withheld basis, net of applicable existing reinsurance. In accordance with the terms of this agreement, F&G cedes a quota share percentage of FIA policies for certain issue years to Kubera. Effective October 31, 2021, this agreement was amended to increase the ceded reserves from approximately $4 billion to approximately $10 billion. As the policies ceded to Kubera are investment contracts, there is no significant insurance risk present and therefore the reinsurance agreement is accounted for as a separate investment contract. F&G incurred risk charge fees of $5 million, $4 million, ($1) million, and $3 million during the year ended December 31, 2021, the seven months ended December 31, 2020, the predecessor period from January 1, 2020 to May 31, 2020, and the predecessor year ended December 31, 2019, respectively, in relation to this reinsurance agreement.
To enhance Kubera's ability to pay its obligations under the amended reinsurance agreement, F&G entered into a Variable Note Purchase Agreement (the “NPA”), whereby F&G agreed to fund a note to Kubera to be used to ultimately settle with F&G, with principal increases up to a maximum amount of $300 million, to the extent a potential funding shortfall (treaty assets are less than the total funding requirement) is projected relative to the business ceded to Kubera from F&G as part of the amended reinsurance agreement. The potential funding shortfall will be determined quarterly and, among other items, is impacted by the market value of the assets in the funds withheld account related to the reinsurance agreement and Kubera's capital as calculated on a Bermuda regulatory basis. The NPA matures on November 30, 2071. Based on the current level of the treaty assets and projections that these policies will be profitable over the lifetime of the agreement, we do not expect significant fundings to occur under the NPA. At December 31, 2021, the amount funded under the NPA was insignificant.
Effective May 1, 2020, F&G entered into an indemnity reinsurance agreement with Canada Life Assurance Company United States Branch, a third-party reinsurer, to reinsure FIA policies with GMWB. In accordance with the terms of this agreement, F&G cedes a quota share percentage of the net retention of guarantee payments in excess of account value for GMWB. This treaty was subsequently amended effective January 1, 2021 and January 1, 2022, and now covers FIA policies with GMWB issued from January 1, 2020 to December 31, 2023. The effects of this agreement are not accounted for as reinsurance as it does not satisfy the risk transfer requirements for GAAP; therefore, deposit accounting is applied. F&G incurred risk charge fees of $2 million and $1 million during the year ended December 31, 2021 and the seven months ended December 31, 2020, respectively, in relation to this reinsurance agreement.
Concentration of Reinsurance Risk
F&G has a significant concentration of reinsurance risk with third-party reinsurers, Wilton Reassurance Company (“Wilton Re”), Aspida Re, and Somerset that could have a material impact on our financial position in the event that Wilton Re, Aspida Re, or Somerset fail to perform their obligations under the various reinsurance treaties. Wilton Re is a wholly owned subsidiary of Canada Pension Plan Investment Board ("CPPIB"). CPPIB has an AAA issuer credit rating from Standard & Poor's Ratings Services ("S&P") as of December 31, 2021. Aspida Re has an A- issuer credit rating from AM Best and a BBB issuer credit rating from Fitch as of December 31, 2021, and the risk of non-performance is further mitigated through the funds withheld arrangement. Somerset has an A- issuer credit rating from AM Best and a BBB+ issuer credit rating from S&P as of December 31, 2021, and the risk of non-performance is further mitigated through the funds withheld arrangement. At December 31, 2021, the net amount recoverable from Wilton Re, Aspida Re, and Somerset were $1,269 million, $873 million, and $780 million, respectively. We monitor both the financial condition of individual reinsurers and risk concentration arising from similar activities and economic characteristics of reinsurers to attempt to reduce the risk of default by such reinsurers. We believe that all amounts due from Wilton Re, Aspida Re, and Somerset for periodic treaty settlements are collectible as of December 31, 2021.
Intercompany Reinsurance Agreements
F&G has a reinsurance treaty with Raven Reinsurance Company ("Raven Re"), its wholly owned captive reinsurance company, to cede the Commissioners Annuity Reserve Valuation Method ("CARVM") liability for annuity benefits where surrender charges are waived. In connection with the CARVM reinsurance agreement, Fidelity & Guaranty Life Insurance Company (“FGL Insurance”) and Raven Re entered into an agreement with Nomura Bank International plc (“NBI”) to establish a reserve financing facility in the form of a letter of credit issued by NBI. The financing facility has $85 million available to draw on as of December 31, 2021. The facility may terminate earlier than the current termination date of October 1, 2022, in accordance with the terms of the reimbursement agreement. Under the terms of the reimbursement agreement, in the event the letter of credit is drawn upon, Raven Re is required to repay the amounts utilized, and FGLH is obligated to repay the amounts utilized if Raven Re fails to make the required reimbursement. FGLH also is required to make capital contributions to Raven Re in the event that Raven Re’s statutory capital and surplus falls below certain defined levels. As of December 31, 2021 and December 31, 2020, Raven Re’s statutory capital and surplus was $62 million and $29 million, respectively, in excess of the minimum level required under the reimbursement agreement. As this letter of credit is provided by an unaffiliated financial institution, Raven Re is permitted to carry the letter of credit as an admitted asset on the Raven Re statutory balance sheet.
Effective December 31, 2020, FGL Insurance executed a Coinsurance Agreement with F&G Life Re Ltd. ("Reinsurer"), an affiliated Bermuda reinsurer, to reinsure a quota share of FIA policies to the Reinsurer. Concurrently, the Reinsurer and F&G Cayman Re Ltd., an affiliated reinsurer of both FGL Insurance and the Reinsurer, entered into a Retrocession Agreement. The cession from FGL Insurance to the Reinsurer is on a 100%

quota share basis, net of applicable existing reinsurance and the retrocession to F&G Cayman Re Ltd. from the Reinsurer is on a 45% quota share basis. Additionally, both treaties are maintained on a funds withheld basis. FGL Insurance ceded and the Reinsurer retroceded approximately $5.0 billion and $2.2 billion, respectively, in certain FIA Statutory Reserves and Interest Maintenance Reserve.
Note M - Related Party Transactions
The Company has determined that related parties would fall into the following categories; (i) affiliates of the entity, (ii) entities for which investments in their equity securities would be required to be accounted for by the equity method by the investing entity, (iii) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management, (iv) principal owners (>10% equity stake) of the entity and members of their immediate families, (v) management (including FNF’s BOD, CEO, and other persons responsible for achieving the objectives of the entity and who have the authority to establish policies and make decisions) of the entity and other members of their immediate families, (vi) other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests (vii) other parties that can significantly influence management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate business, (viii) attorney in fact of a reciprocal reporting entity or any affiliate of the attorney in fact, and (ix) a U.S. manager of a U.S. branch or any affiliate of the U.S. manager of a U.S. branch.
Prior to the FNF acquisition, the Company determined that for the period January 1 to May 31, 2020 and for the year ended December 31, 2019, the Blackstone Group LP ("Blackstone") and its affiliates, further discussed below, as well as the Company's directors and officers (along with their immediate family members) were related parties of the Company due to ownership in F&G. Blackstone was a related party based on its equity stake in the Company. Upon the closing of the FNF acquisition, the Company re-evaluated related parties. Blackstone and its affiliates are no longer related parties due to no longer holding ownership in F&G. It was determined that FNF as well as FNF's directors and officers (along with their immediate family members) would be related parties subsequent to the June 1, 2020.
FNF
Separation Agreement
F&G has entered into the Separation Agreement with FNF to provide for, among other things, the principal corporate transactions required to effect the separation and distribution, certain conditions to the separation and distribution and provisions governing our relationship with FNF with respect to and resulting from the separation and distribution. Refer to Certain Relationships and Related Party Transactions in this Information Statement for more information regarding the Separation Agreement.
Notes Payable
Refer to Note G Notes Payable for a discussion of the FNF Promissory Note and the FNF Credit Facility.
Governance
Because FNF will initially own approximately 85% of the shares of outstanding F&G common stock upon completion of the separation and distribution, we will be a controlled company within the meaning of the corporate governance standards of the NYSE. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation committee or nominating and corporate governance committee. Refer to Management section in this Information Statement for additional information on management and governance.
Tax Sharing Agreement
Refer to Note Q Income Taxes for a discussion of the tax matters agreement between FNF and the Company.

Corporate Services Agreement
Prior to the effective time of the separation, FNF will enter into a Corporate Services Agreement with F&G, which we refer to as the Corporate Services Agreement. Pursuant to such agreement, FNF will provide F&G with certain corporate services, including internal audit services, litigation and dispute management services, compliance services, corporate and transactional support services, SEC & reporting services, insurance and risk management services, human resources support services and real estate services.
Reverse Corporate Services Agreement
Prior to the effective time of the separation, F&G will enter into a Reverse Corporate Services Agreement with FNF. Pursuant to such agreement, F&G will provide FNF with certain services, including employee services.
Shared Services
For the year ended December 31, 2021 and for the period June 1, 2020 to December 31, 2020, FNF provided certain operational support services for F&G including tax, insurance, legal, risk management, information technology, employee benefits and accounting. Expenses incurred by F&G for such services were insignificant for the year ended December 31, 2021 and for the period June 1, 2020 to December 31, 2020.
Affiliated Investments
FGL Insurance and certain subsidiaries of the Company, entered into investment management agreements ("IMAs") with Blackstone ISG-I Advisors LLC ("BIS"), a wholly owned subsidiary of The Blackstone Group LP on December 1, 2017. On December 31, 2019, to be effective as of October 31, 2019, FGL Insurance and certain subsidiaries of the Company entered into amended and restated IMAs (the “Restated IMAs”) with BIS, pursuant to which BIS was appointed as investment manager of the Company’s general accounts (the “F&G Accounts”). Pursuant to the terms of the Restated IMAs, BIS may delegate any or all of its discretionary investment, advisory and other rights, powers, functions and obligations under the Restated IMAs to one or more sub-managers, including its affiliates. BIS delegated certain investment services to its affiliates, Blackstone Real Estate Special Situations Advisors L.L.C. (“BRESSA”) and GSO Capital Advisors II LLC (“GSO Capital Advisors”), pursuant to sub-management agreements executed between BIS and each of BRESSA and GSO Capital Advisors. During the predecessor year ended December 31, 2019, the fees paid to BIGSA under the restated IMAs and the IMAs were approximately $86 million. The Restated IMAs were further amended and restated on June 1, 2020.
During the period January 1 to May 31, 2020, and for the year ended December 31, 2019, the Company received expense reimbursements from BIS for the services consumed under these agreements. Fees received for these types of services were insignificant for such periods.
The Company purchased $103 million and $89 million of residential loans from Finance of America Holdings LLC, a Blackstone affiliate, during the period January 1 to May 31, 2020, and for the year ended December 31, 2019, respectively. In addition, the Company purchased $67 million commercial mortgage loans from Blackstone Real Estate Debt Strategies, a Blackstone affiliate, during the period January 1 to May 31, 2020.
The Company earned $(12) million and $112 million of interest and investment income for the period January 1 to May 31, 2020, and for the year ended December 31, 2019, respectively, on affiliated investments.
BIS appointed MVB Management, an entity owned by affiliates of FNF’s Chairman, as Sub-Adviser of the FGL Account pursuant to a sub-advisory agreement (the “Sub-Advisory Agreement”). Under the Sub-Advisory Agreement, MVB Management will provide portfolio review, and consulting services, including such recommendations as the Investment Manager shall reasonably request. Payment or reimbursement of the sub-advisory fee to MVB Management is solely the obligation of BIS and is not an obligation of FGL Insurance or F&G. Subject to certain conditions, the Sub-Advisory Agreement cannot be terminated by BIS unless FGL Insurance terminates the FGL Insurance IMA.

Note N - Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share (share amounts in thousands):

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Net earnings (loss) from continuing operations	$857	$161	$(200)	$361
Net earnings (loss) from discontinued operations	8	(25)	(114)	51
Net earnings (loss)	$865	$136	$(314)	$412
Less: Preferred stock dividend	—	—	8	31
Net earnings (loss) available to common shares	$865	$136	$(322)	$381
Weighted-average common shares outstanding - basic	105,000	105,000	213,246	216,592
Dilutive effect of unvested restricted stock	—	—	—	86
Dilutive effect of stock options	—	—	—	59
Weighted-average shares outstanding - diluted	105,000	105,000	213,246	216,737
Net earnings (loss) per common share:
Basic - continuing	$8.16	$1.54	$(0.98)	$1.52
Basic - discontinued operations	$0.08	$(0.24)	$(0.53)	$0.24
Basic - net	$8.24	$1.30	$(1.51)	$1.76
Diluted - continuing	$8.16	$1.54	$(0.98)	$1.52
Diluted - discontinued operations	$0.08	$(0.24)	$(0.53)	$0.24
Diluted - net	$8.24	$1.30	$(1.51)	$1.76
On June 22, 2022, the F&G board of directors approved a stock split in a ratio of 105,000 for 1. Earnings per share has been retrospectively adjusted to reflect as if the split occurred as of June 1, 2020 in accordance with GAAP. Refer to Note U Subsequent Events.
For the year ended December 31, 2021 and for the period from June 1 to December 31, 2020, the Company did not have any share-based plans involving the issuance of the Company's equity and, therefore, no impact to the diluted earnings per share calculation. For the predecessor period from January 1 to May 31, 2020 and for the predecessor year ended December 31, 2019, the number of shares of common stock outstanding used in calculating the weighted average thereof reflects the actual number of shares of common stock outstanding, excluding unvested restricted stock and shares held in treasury.
Under applicable accounting guidance, companies in a loss position are required to use basic weighted average common shares outstanding in the calculation of diluted loss per share. Therefore, as a result of our net loss for the predecessor period from January 1 to May 31, 2020, we were required to use basic weighted-average common shares outstanding in the calculation of diluted loss per share, as the inclusion of 19 thousand restricted shares and 456 thousand stock options would have been antidilutive to the calculation. If we had not incurred a net loss in the predecessor period from January 1 to May 31, 2020, dilutive potential common shares would have been 213,721 thousand.
This calculation also excludes the potential dilutive effect of the 438 thousand and 430 thousand preferred stock shares outstanding for the predecessor period from January 1 to May 31, 2020 and for the predecessor year ended December 31, 2019, respectively, as the contingency that would allow for the preferred shares to be converted to common shares has not yet been met. The calculation of diluted earnings per share for the predecessor period from January 1 to May 31, 2020 and for the predecessor year ended December 31, 2019 excludes the incremental effect related to certain outstanding stock options due to their anti-dilutive effect. The number of weighted average equivalent shares excluded is 447 thousand and 1,346 thousand shares for the predecessor period from January 1 to May 31, 2020 and for the predecessor year ended December 31, 2019, respectively.
Note O — Regulation and Equity
The Company's U.S. insurance subsidiaries, FGL Insurance, Fidelity & Guaranty Life Insurance Company of New York (“FGL NY Insurance”), and Raven Re, file financial statements with state insurance regulatory authorities and the NAIC that are prepared in accordance with SAP prescribed or permitted by such authorities, which may vary materially from GAAP. Prescribed SAP includes the Accounting Practices and Procedures Manual of the NAIC as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between SAP financial statements and financial statements prepared in accordance with GAAP are that SAP financial statements do not reflect VOBA, DAC and DSI, do not reflect purchase accounting adjustments, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contract holder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted. Accordingly, SAP operating results and SAP capital and surplus may differ substantially from amounts reported in the GAAP basis financial statements for comparable items.
F&G Cayman Re (Cayman) and F&G Life Re (Bermuda) file financial statements based on U.S. GAAP with their respective regulators.
Our principal insurance subsidiaries' statutory (SAP and GAAP) financial statements are based on a December 31 year end. Statutory net income and statutory capital and surplus of our wholly owned U.S. regulated insurance subsidiaries were as follows (in millions):

	Subsidiary (state of domicile) (a)
	FGL Insurance (IA)	FGL NY Insurance (NY)	Raven Re (VT)
Net Income (loss):
Year ended December 31, 2021	$351	$4	$3
Capital and Surplus:
December 31, 2021	$1,473	$99	$115

	Subsidiary (state of domicile) (a)
	FGL Insurance (IA)	FGL NY Insurance (NY)	Raven Re (VT)
Statutory Net (Loss) income:
Year ended December 31, 2020	$(46)	$(2)	$10
Statutory Capital and Surplus:
December 31, 2020	$1,249	$93	$110
__________________
(a)FGL NY Insurance and Raven Re are subsidiaries of FGL Insurance, and the columns should not be added together.
Regulation - U.S. Companies. FGL Insurance, FGL NY Insurance and Raven Re's respective statutory capital and surplus satisfies the applicable minimum regulatory requirements.
In order to enhance the regulation of insurers’ solvency, the NAIC adopted a model law to implement RBC requirements for life, health and property and casualty insurance companies. All states have adopted the NAIC’s model law or a substantially similar law. RBC is used to evaluate the adequacy of capital and surplus maintained by an insurance company in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. As of the most recent annual statutory financial statements filed with insurance regulators, the RBC ratios for FGL Insurance and FGL NY Insurance each exceeded the minimum RBC requirements.
The insurance laws of Iowa and New York regulate the amount of dividends that may be paid in any year by FGL Insurance and FGL NY Insurance, respectively.

Pursuant to Iowa insurance law, ordinary dividends are payments, together with all other such payments within the preceding twelve months, that do not exceed the greater of (i) 10% of FGL Insurance’s statutory surplus as regards policyholders as of December 31 of the preceding year; or (ii) the net gain from operations of FGL Insurance (excluding realized capital gains) for the 12-month period ending December 31 of the preceding year.
Dividends in excess of FGL Insurance’s ordinary dividend capacity are referred to as extraordinary and require prior approval of the Iowa Insurance Commissioner.FGL Insurance may only pay dividends out of statutory earned surplus. FGL Insurance paid extraordinary dividends to FGL Holdings of $38 million, $151 million, and $100 million in 12-month periods ending December 31, 2021, 2020, and 2019 respectively.
Each year, FGL NY Insurance may pay a certain limited amount of ordinary dividends or other distributions without being required to obtain the prior consent of or the NYDFS. However, to pay any dividends or distributions (including the payment of any dividends or distributions for which prior consent is not required), FGL NY Insurance must provide advance written notice to the NYDFS.
FGL NY Insurance has historically not paid dividends.
FGL Insurance applies Iowa-prescribed accounting practices that permit Iowa-domiciled insurers to report equity call options used to economically hedge FIA index credits at amortized cost for statutory accounting purposes and to calculate FIA statutory reserves such that index credit returns will be included in the reserve only after crediting to the annuity contract. This resulted in a $106 million and $204 million decrease to statutory capital and surplus at December 31, 2021 and 2020, respectively.
FGL Insurance’s statutory carrying value of Raven Re reflects the effect of permitted practices Raven Re received to treat the available amount of a letter of credit as an admitted asset which increased Raven Re’s statutory capital and surplus by $85 million and $110 million at December 31, 2021 and 2020, respectively.
Raven Re is also permitted to follow Iowa prescribed statutory accounting practice for its reserves on reinsurance assumed from FGL Insurance which increased Raven Re’s statutory capital and surplus by $0 million at December 31, 2021 and by $5 million at December 31, 2020. Without such permitted statutory accounting practices, Raven Re’s statutory capital and surplus would be $30 million as of December 31, 2021 and would be $20 million as of December 31, 2020, and its risk-based capital would not fall below the minimum regulatory requirements. The letter of credit facility is collateralized by NAIC 1 rated debt securities. If the permitted practice was revoked, the letter of credit could be replaced by the collateral assets with Nomura’s consent as discussed in Note L Reinsurance. FGL Insurance’s statutory carrying value of Raven Re was $115 million and $110 million at December 31, 2021 and December 31, 2020, respectively.
As of December 31, 2021, FGL NY Insurance did not follow any prescribed or permitted statutory accounting practices that differ from the NAIC's statutory accounting practices.
Regulation - non-U.S. Companies. Net income and capital and surplus of our wholly owned Bermuda and Cayman regulated insurance subsidiaries under U.S. GAAP were as follows (in millions):

	Subsidiary (country of domicile)
	F&G Cayman Re (Cayman)	F&G Life Re (Bermuda)
Net Income (loss):
Year ended December 31, 2021	$99	$94
Capital and Surplus:
December 31, 2021	$164	$206

	Subsidiary (country of domicile)
	F&G Cayman Re (Cayman)	F&G Life Re (Bermuda)
Statutory Net (Loss) income:
Year ended December 31, 2020	$(5)	$—
Statutory Capital and Surplus:
December 31, 2020	$58	$104
Regulation - Bermuda. F&G Life Re is a Bermuda exempted company incorporated under the Companies Act 1981, as amended (the “Companies Act”) and registered as a Class E insurer under the Insurance Act 1978, as amended, and its related regulations (the “Insurance Act”). F&G Life Re is regulated by the BMA.
Bermuda has been awarded full equivalence for commercial insurers under Europe’s Solvency II regime applicable to insurance companies, which regime came into effect on January 1, 2016.
The BMA utilizes a risk-based approach when it comes to licensing and supervising insurance and reinsurance companies. As part of the BMA’s risk-based system, an assessment of the inherent risks within each particular class of insurer or reinsurer is used to determine the limitations and specific requirements that may be imposed. Thereafter the BMA keeps its analysis of relative risk within individual institutions under review on an ongoing basis, including through the scrutiny of audited financial statements, and, as appropriate, meeting with senior management during onsite visits.
The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards, as well as auditing and reporting requirements. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.
Minimum Solvency Margin. The Insurance Act provides that the value of the assets of an insurer must exceed the value of its liabilities by an amount greater than its prescribed minimum solvency margin.
The minimum solvency margin that must be maintained by a Class E insurer is the greater of: (i) $8,000,000; (ii) 2% of first $500,000,000 of assets plus 1.5% of assets above $500,000,000; and (iii) 25% of that insurer’s enhanced capital requirement (“ECR”). An insurer may file an application under the Insurance Act to waive the aforementioned requirements.
ECR and Bermuda Solvency Capital Requirements (“BSCR”). Class E insurers are required to maintain available capital and surplus at a level equal to or in excess of the applicable ECR, which is established by reference to either the applicable BSCR model or an approved internal capital model. Furthermore, to enable the BMA to better assess the quality of the insurer’s capital resources, a Class E insurer is required to disclose the makeup of its capital in accordance with its 3-tiered capital system. An insurer may file an application under the Insurance Act to have the aforementioned ECR requirements waived.
Restrictions on Dividends and Distributions. In addition to the requirements under the Companies Act (as discussed below), the Insurance Act limits the maximum amount of annual dividends and distributions that may be paid or distributed by F&G Life Re without prior regulatory approval.
F&G Life Re is prohibited from declaring or paying a dividend if it fails to meet its minimum solvency margin, or ECR, or if the declaration or payment of such dividend would cause such breach. If F&G Life Re were to fail to meet its minimum solvency margin on the last day of any financial year, it would be prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.
In addition, as a Class E insurer, F&G Life Re must not declare or pay a dividend to any person other than a policyholder unless the value of the assets of such insurer, as certified by the insurer’s approved actuary, exceeds its liabilities (as so certified) by the greater of its margin of solvency or ECR. In the event a dividend complies with the above, F&G Life Re must ensure the amount of any such dividend does not exceed that excess.

Furthermore, as a Class E insurer, F&G Life Re must not declare or pay a dividend in any financial year which would exceed 25% of its total capital and statutory surplus, as set out in its previous year’s financial statements, unless at least seven days before payment of such dividend F&G Life Re files with the BMA an affidavit signed by at least two directors of F&G Life Re and its principal representative under the Insurance Act stating that, in the opinion of those signing, declaration of such dividend has not caused the insurer to fail to meet its relevant margins.
The Companies Act also limits F&G Life Re’s ability to pay dividends and make distributions to its shareholders. F&G Life Re is not permitted to declare or pay a dividend, or make a distribution out of its contributed surplus, if it is, or would after the payment be, unable to pay its liabilities as they become due or if the realizable value of its assets would be less than its liabilities.
Reduction of Capital. F&G Life Re may not reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer’s paid in share capital, its contributed surplus (sometimes called additional paid in capital) and any other fixed capital designated by the BMA as statutory capital.
Regulation - Cayman. F&G Cayman Re is licensed as a class D insurer in the Cayman Islands by the Cayman Islands Monetary Authority (“CIMA”). As a regulated insurance company, F&G Cayman Re is subject to the supervision of CIMA and CIMA may at any time direct F&G Cayman Re, in relation to a policy, a line of business or the entire business, to cease or refrain from committing an act or pursing a course of conduct and to perform such acts as in the opinion of CIMA are necessary to remedy or ameliorate the situation.
The laws and regulations of the Cayman Islands require that, among other things, F&G Cayman Re maintain minimum levels of statutory capital, surplus and liquidity, meet solvency standards, submit to periodic examinations of its financial condition and restrict payments of dividends and reductions of capital. Statutes, regulations and policies that F&G Cayman Re is subject to may also restrict the ability of F&G Cayman Re to write insurance and reinsurance policies, make certain investments and distribute funds. Any failure to meet the applicable requirements or minimum statutory capital requirements could subject it to further examination or corrective action by CIMA, including restrictions on dividend payments, limitations on our writing of additional business or engaging in finance activities, supervision or liquidation.
The prescribed and permitted statutory accounting practices have no impact on our Condensed Consolidated Financial Statements which are prepared in accordance with GAAP.

Note P — Accounts Payable and Other Accrued Liabilities
Accounts payable and other accrued liabilities consist of the following:

	December 31,
	2021	2020
	(In millions)
Salaries and incentives	$60	$53
Accrued benefits	74	63
Deferred revenue	35	2
Trade accounts payable	72	62
Accrued premium taxes	3	2
Liability for policy and contract claims	109	88
Retained asset account	148	144
Remittances and items not allocated	39	159
Option collateral liabilities	576	415
Funds withheld embedded derivative	73	107
Other accrued liabilities	108	84
	$1,297	$1,179
Note Q — Income Taxes
Income tax expense (benefit) on continuing operations consists of the following:

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor (As Restated)
	(In millions)		(In millions)
Current	$27	$18	$(1)	$24
Deferred	193	(93)	(13)	36
	$220	$(75)	$(14)	$60

Total income tax expense (benefit) was allocated as follows:

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor (As Restated)
	(In millions)		(In millions)
Taxes on net earnings (loss) from continuing operations	$220	$(75)	$(14)	$60
Tax expense on net earnings (loss) from discontinued operations	—	—	—	(4)
Other comprehensive (loss) earnings:
Unrealized (loss) gain on investments and other financial instruments	(124)	317	(185)	184
Unrealized gain on foreign currency translation and cash flow hedging	—	—	—	—
Total income tax (benefit) expense allocated to other comprehensive earnings	(124)	317	(185)	184
Total income taxes	$96	$242	$(199)	$240
A reconciliation of the federal statutory rate to our effective tax rate is as follows:

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor (As Restated)
Federal statutory rate	21.0%	21.0%	21.0%	21.0%
State income taxes, net of federal benefit	0.4	1.8	(0.4)	0.5
Stock compensation	(0.1)	0.1	—	—
Tax credits	(0.4)	(3.2)	0.1	(0.2)
Dividends received deduction	(0.3)	(2.5)	0.4	(0.9)
Benefit on outside of United States income taxed at 0%	—	—	(1.8)	(1.5)
Withholding tax on 0% taxed jurisdiction	—	(2.5)	(0.3)	1.1
Valuation allowance for deferred tax assets	(1.3)	(63.5)	(12.1)	(6.2)
Change in tax status benefit	—	(41.0)	—	—
Adjustment of DTAs on sale of subsidiary	1.4	—	—	—
Non-deductible expenses and other, net	(0.2)	1.5	(0.4)	0.5
Effective tax rate	20.5%	(88.3)%	6.5%	14.3%
For the year ended December 31, 2021, the Company’s effective tax rate was 20.5%. The effective tax rate was positively impacted by favorable permanent adjustments, including low income housing tax credits (“LIHTC”), the dividends received deduction (“DRD”), and company owned life insurance (“COLI”).
For the period from June 1, 2020 to December 31, 2020, the Company’s effective tax rate was (88.3%). The effective tax rate was positively impacted by the valuation allowance release on the current period activity in FSRC included in continuing operations and the valuation allowance release on the US non-life companies’ deferred tax assets. The effective tax rate was also positively impacted by the change in tax status benefit recorded at December 31, 2020, reversal of withholding taxes, and favorable permanent adjustments, including LIHTC and the DRD.

For the predecessor period from January 1, 2020 to May 31, 2020, the Company’s effective tax rate was 6.5%. The effective tax rate was impacted by the valuation allowance recorded on the ordinary deferred tax assets in FSRC included in continuing operations. The effective tax rate was also impacted by the impact of low taxed international losses and withholding taxes.
For the predecessor year ended December 31, 2019, the Company’s effective tax rate as restated was 14.3%. The effective tax rate was positively impacted by the valuation allowance release on ordinary deferred tax assets in FSRC included in continuing operations. The effective tax rate was also positively impacted by the benefit of low taxed international income in excess of withholding taxes, and favorable permanent adjustments, including LIHTC and the DRD.
The significant components of deferred tax assets and liabilities consist of the following:

	December 31,
	2021	2020
	(In millions)
Deferred Tax Assets:
Employee benefit accruals	$22	$19
Net operating loss carryforwards	16	5
Accrued liabilities	—	1
Tax credits	32	20
Capital loss carryover	41	35
Basis difference held-for-sale	—	19
Life insurance and claim related adjustments	854	861
Funds held under reinsurance agreements	52	85
Other	12	7
Total gross deferred tax asset	1,029	1,052
Less: valuation allowance	—	14
Total deferred tax asset	$1,029	$1,038
Deferred Tax Liabilities:
Amortization of goodwill and intangible assets	(33)	(38)
Other	(1)	(4)
Investment securities	(355)	(458)
Depreciation	(11)	(3)
Partnerships	(126)	(38)
Value of business acquired	(249)	(308)
Derivatives	(68)	(38)
Deferred acquisition costs	(102)	(6)
Transition reserve on new reserve method	(34)	(43)
Funds held under reinsurance agreements	(74)	(57)
Total deferred tax liability	$(1,053)	$(993)
Net deferred tax (liability) asset	$(24)	$45
Our net deferred tax liability was $24 million as of December 31, 2021 and a net deferred tax asset of $45 million as of December 31, 2020. The significant changes in the deferred taxes are as follows: the deferred tax liability for investment securities decreased by $103 million primarily due to unrealized losses recorded on investment securities. The deferred tax liability relating to partnerships increased by $88 million, primarily due to increased investments in higher yield partnerships and the related unrealized gains. The U.S. life insurance business’ deferred tax liability relating to VOBA decreased by $59 million due to GAAP amortization. The deferred tax liability related to deferred acquisition costs increased by $96 million, which is consistent with the growth in sales in our U.S. life group. The deferred tax liability relating to derivatives increased by $30 million due to unrealized gains on call options. The deferred tax asset for basis differences held-for-sale was reduced by $19 million due to the sale of a subsidiary. The reinsurance receivable deferred tax asset decreased by $33 million and the reinsurance receivable deferred tax liability increased by $16 million, both due to unrealized gains in the funds withheld portfolios.
As of December 31, 2021, we have net operating losses ("NOLs") on a pretax basis of $76 million, which are available to carryforward and offset future federal taxable income. The life losses are U.S. federal net operating losses and consist of $15 million of Internal Revenue Code Section 382 limited losses and $61 million of net operating losses with no limitation. These losses do not expire.
As of December 31, 2021 and 2020, we had $32 million and $20 million of tax credits, respectively, which expire between 2037 and 2041. The tax credits consist of $14 million of Internal Revenue Code Section 382 limited losses and $18 million of tax credits with no limitation.
As of December 31, 2020, the valuation allowance of $14 million consisted of a full valuation allowance on Front Street Re (Cayman) (“FSRC”) and Freestone Re Ltd’s net deferred tax assets. In determining the need for a valuation allowance, Management reviews positive and negative evidence. Due to cumulative losses and lack of enough future sources of taxable income, Management determined a full valuation allowance was necessary for FSRC, and Freestone.
The U.S. Life insurance group is subject to a Tax Sharing Agreement within the members of the life insurance tax return group. The agreement provides for an allocation based on separate return calculations and allows for reimbursement of company tax benefits absorbed by other members of the group. The U.S. non-life group is subject to a Tax Sharing Agreement with its parent, Fidelity National Financial, Inc (“FNF”), with which it files a consolidated federal income tax return. The Company’s non-life group Tax Sharing Agreement allows for reimbursement of company tax benefits absorbed by FNF. If, during the year ended December 31, 2021, the Company had computed taxes using the separate return method, the pro-forma provision for income taxes would remain unchanged.
The U.S. Federal income tax returns of the Company for years prior to 2018 are no longer subject to examination by the taxing authorities. The Company does not have any unrecognized tax benefits (“UTBs”) at December 31, 2021 and December 31, 2020. In the event the Company has UTBs, interest and penalties related to uncertain tax positions would be recorded as part of income tax expense in the financial statements. The Company regularly assesses the likelihood of additional tax assessments by jurisdiction and, if necessary, adjusts its tax reserves based on new information or developments.
On March 27, 2020 H.R. 748, the Coronavirus Aid, Relief, and Economic Security Act, (“the CARES Act”), was signed into legislation which includes tax provisions relevant to businesses that during 2020 will impact taxes related to 2018 and 2019. Some of the significant changes are reducing the interest expense disallowance for 2019 and 2020, allowing the five-year carryback of net operating losses for 2018-2020, suspension of the 80% limitation of taxable income for net operating loss carryforwards for 2018-2020, and the acceleration of depreciation expense from 2018 and forward on qualified improvement property. The Company is required to recognize the effect in the period the law was enacted and recorded total tax benefits of $7 million for the predecessor period from January 1, 2020 to May 31, 2020 for the U.S. life group. $1 million of the related tax benefit was for the NOL carryback from 2018 to 2017, of which, a small amount was for the tax rate differential. The remaining tax benefit of $6 million was on the use of 100% of NOLs versus the 80% limitation under the Tax Cuts and Jobs Act (or “TCJA”). The NOL carryback and the temporary lifting of the 80% of taxable income limitation on the use of NOLs are timing in nature with an offsetting reduction in deferred taxes. The tax rate differential is a permanent tax benefit.

Note R - Employee Benefit Plans
FNF Stock Purchase Plan
During the year ended December 31, 2021, and for the period from June 1, 2020 to December 31, 2020, our eligible employees could voluntarily participate in FNF's employee stock purchase plan (“ESPP”) sponsored by FNF. Pursuant to the ESPP, employees may contribute an amount between 3% and 15% of their base salary and certain commissions. Company matching contributions are funded one year after employee contributions are made pursuant to the ESPP. We provided FNF an insignificant amount in the year ended December 31, 2021, with respect to our matching contributions to the ESPP for the period from June 1, 2020 to December 31, 2020.
401(k) Profit Sharing Plan
During the year ended December 31, 2021, for the period from June 1, 2020 to December 31, 2020, for the predecessor period from January 1, 2020 to May 31, 2020, and for the predecessor year ended December 31, 2019, we have offered our employees the opportunity to participate in our 401(k) profit sharing plan (the “401(k) Plan”), a qualified voluntary contributory savings plan that is available to substantially all of our employees. Eligible employees may contribute up to 75% of their pre-tax annual compensation, up to the amount allowed pursuant to the Internal Revenue Code. We make an employer match on the 401(k) Plan of $1.00 on each $1.00 contributed up to the first 5% of eligible earnings contributed to the 401(k) Plan by employees. The employer match was $3 million, $1 million, $2 million and $3 million for the year ended December 31, 2021, for the period from June 1, 2020 to December 31, 2020, for the predecessor period from January 1, 2020 to May 31, 2020, and for the predecessor year ended December 31, 2019, respectively, and was credited based on the participant's individual investment elections in the 401(k) Plan.
FGL Incentive Plan and F&G Omnibus Incentive Plan
On August 8, 2017, the Company adopted a stock-based incentive plan (the “FGL Incentive Plan”) that permitted the granting of awards in the form of qualified stock options, non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights, unrestricted stock, performance-based awards, dividend equivalents, cash awards and any combination of the foregoing.
On June 1, 2020, in connection with the acquisition of F&G, FNF assumed the shares that remained available for future awards under the FGL Holdings 2017 Omnibus Incentive Plan, as amended and restated (the “F&G Omnibus Plan”) and cancelled and converted such shares into 2,096,429 shares of FNF common stock that may be issued pursuant to future awards granted under the F&G Omnibus Plan and 2,411,585 shares of FNF common stock that may be issued pursuant to outstanding stock options under the F&G Omnibus Plan. Each unvested stock option assumed under the F&G Omnibus Plan was converted into an FNF stock option and vests solely on the passage of time without any ongoing performance-vesting conditions. The options vest over a 3 year period, based on the option's initial grant date, and have a contractual life of 7 years. As of December 31, 2021, there were 718,641 shares of restricted stock and 1,527,936 stock options outstanding under the F&G Omnibus Plan.
Stock option transactions under the F&G Omnibus Plan for the year ended 2021 and the period June 1 to December 31, 2020, and the FGL Incentive Plan for the predecessor period January 1 to May 31, 2020, and the predecessor year ended December 31, 2019 are as follows:

	Options	Weighted Average Exercise Price	Exercisable
Predecessor balance, January 1, 2019	13,007	$9.68
Granted	7,749	$9.18
Exercised	—	$—
Canceled	(5,542)	$10
Predecessor balance, December 31, 2019	15,214	$9.3	1,009
Granted	—
Exercised	(1,672)	$9.51
Canceled	(97)	$10
Predecessor balance, May 31, 2020	13,445	$9.3	640
FGL options canceled and converted into options to purchase FNF common shares in connection with the F&G acquisition	2,411,585	36.04
Exercised	(109,159)	27.64
Canceled	(299,736)	38.41
Balance, December 31, 2020	2,002,690	$36.14	1,021,671
Exercised	(474,754)	36.68
Canceled	—	—
Balance, December 31, 2021	1,527,936	$35.97	1,072,584
Restricted stock transactions under the F&G Omnibus Plan for the year ended 2021 and the period June 1 to December 31, 2020, and the FGL Incentive Plan for the predecessor period January 1 to May 31, 2020, and the predecessor year ended December 31, 2019 are as follows:

	Shares	Weighted Average Grant Date Fair Value
Predecessor balance, January 1, 2019	—	$—
Granted	147	$6.82
Vested	(147)	6.82
Predecessor balance, December 31, 2019	—	—
Granted	95	$10.48
Canceled	—	—
Predecessor balance, May 31, 2020	95	$10.48
Granted	474,025	34.13
Canceled	(24,155)	34.47
Balance, December 31, 2020	449,965	$34.11
Granted	311,081	48.28
Canceled	(12,437)	33.40
Vested	(29,873)	34.59
Balance, December 31, 2021	718,736	$40.24

The following table summarizes information related to stock options outstanding and exercisable as of December 31, 2021:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
		(In years)		(In millions)		(In years)		(In millions)
$25.54 - $27.53	359,510	3.98	27.53	9	292,101	3.98	27.53	7
$27.54 - $28.00	45,734	4.60	28.00	1	24,854	4.60	28.00	1
$28.01 - $35.89	34,106	4.87	35.89	1	6,821	4.87	35.89	—
$35.90 - $39.10	1,088,586	4.05	39.10	14	748,808	3.77	39.10	10
	1,527,936			$25	1,072,584			$18
We account for stock-based compensation plans in accordance with GAAP on share-based payments, which requires that compensation cost relating to share-based payments be recognized in the consolidated financial statements based on the fair value of each award. Using the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. Fair value of restricted stock awards and units is based on the grant date value of the underlying stock derived from quoted market prices. The total fair value of restricted stock awards granted in the year ended December 31, 2021, and the period from June 1, 2020 to December 31, 2020 was $15 million and $16 million, respectively and was insignificant for prior periods. The total fair value of restricted stock awards, which vested in the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020, the predecessor period from January 1, 2020 to May 31, 2020 and for the predecessor year ended December 31, 2019 was insignificant for all periods. Option awards are measured at fair value on the grant date using the Black Scholes Option Pricing Model. The intrinsic value of options exercised in the year ended December 31, 2021, the period from June 1, 2020 to December 31, 2020, the predecessor period from January 1, 2020 to May 31, 2020 and for the predecessor year ended December 31, 2019 was insignificant for all periods. Net earnings attributable to F&G Shareholders reflects stock-based compensation expense amounts of $9 million for the year ended December 31, 2021, $4 million for the period June 1, to December 31, 2020, $3 million for the predecessor period from January 1 to May 31, 2020, and $4 million for the predecessor year ended December 31, 2019, which are included in personnel costs in the reported financial results of each period.
At December 31, 2021, the total unrecognized compensation cost related to non-vested stock option grants and restricted stock grants is $22 million, which is expected to be recognized in pre-tax income over a weighted average period of 1.72 years.
Note S - Recent Accounting Pronouncements
Adopted Pronouncements
In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). The amendments in this ASU introduce broad changes to accounting for credit impairment of financial instruments. The primary updates include the introduction of a new current expected credit loss ("CECL") model that is based on expected rather than incurred losses and amendments to the accounting for impairment of fixed maturity securities available for sale. The method used to measure estimated credit losses for fixed maturity available-for-sale securities will be unchanged from current GAAP; however, the amendments require credit losses to be recognized through an allowance rather than as a reduction to the amortized cost of those securities. We adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost. Results for reporting period beginning after December 15, 2019 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable Generally Accepted Accounting Principles. We adopted this standard using a modified-retrospective approach, as required. As a result of the adoption, the Company recorded a cumulative-effect adjustment, which decreased opening 2020 retained earnings by $27, net of tax. We recorded offsetting increases to the allowance for expected credit losses for mortgage loans and reinsurance recoverables and a decrease for deferred tax impacts. Refer to Note E Investments and Note L Reinsurance for additional information.
In January 2017, the FASB issued ASU 2017-04 Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The guidance simplifies the measurement of goodwill impairment by removing step 2 of the goodwill impairment test, which requires the determination of the fair value of individual assets and liabilities of a reporting unit. The new guidance requires goodwill impairment to be measured as the amount by which a reporting unit’s carrying value exceeds its fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. We adopted this standard as of January 1, 2020 and are applying this guidance on a prospective basis. The overall effect of Topic 350 had no impact to the Consolidated Financial Statements upon adoption.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, effective for fiscal years beginning after December 15, 2019 including interim periods within those fiscal years. The new guidance introduces the following requirements: for investments in certain entities that calculate net asset value, investors are required to disclose the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse if the investee has communicated timing to the entity or announced timing publicly; entities should use the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date; entities must disclose changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements, as well as the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, or other quantitative information in lieu of weighted average if the entity determines such information would be more reasonable and rational; and entities are no longer required to disclose the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. We adopted this standard on January 1, 2020, and the overall effect of Topic 820 on our Consolidated Financial Statements was not material upon adoption.
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities, effective for fiscal years beginning after December 15, 2019 including interim periods within those fiscal years. Under this update, entities must consider indirect interests held through related parties under common control on a proportional basis to determine whether a decision-making fee is a variable interest. We adopted this standard on June 1, 2020 and it did not have an impact on our Consolidated Financial Statements.
In December 2019, the FASB issued ASU 2019-12 Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740), which simplifies various aspects of the income tax accounting guidance and will be applied using different approaches depending on what the specific amendment relates to and, for public entities, are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. We adopted this standard as of January 1, 2021, and it had no impact on our Consolidated Financial Statements upon adoption.
In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables - Nonrefundable Fees and Other Costs. The amendments in this update clarify that callable debt securities should be re-evaluated each reporting period to determine if the amortized cost exceeds the amount repayable by the issuer at the next earliest call date, and, if so, the excess should be amortized to the next call date. We adopted this standard as of January 1, 2021 and are applying this guidance on a prospective basis. This standard had no impact on our Consolidated Financial Statements upon adoption.
Pronouncements Not Yet Adopted
In August 2018, the FASB issued ASU 2018-12, Financial Services-Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts, effective for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years. This update introduced the following requirements: assumptions used to measure cash flows for traditional and limited-payment contracts must be reviewed at least annually with the effect of changes in those assumptions being recognized in the statement of operations; the discount rate applied to measure the liability for future policy benefits and limited-payment contracts must be updated at each reporting date with the effect of changes in the rate being recognized in other comprehensive income; market risk benefits associated with deposit contracts must be measured at fair value, with the effect of the change in the fair value attributable to a change in the instrument-specific credit risk being recognized in other comprehensive income; deferred acquisition costs are no longer required to be amortized in proportion to premiums, gross profits, or gross margins; instead, those balances must be amortized on a constant level basis over the expected term of the related contracts; deferred acquisition costs must be written off for unexpected contract terminations; and disaggregated rollforwards of beginning to ending balances of the liability for future policy benefits, policyholder account balances, market risk benefits, separate account liabilities and deferred acquisition costs, as well as information about significant inputs, judgments, assumptions, and methods used in measurement are required to be disclosed. The amendments in this ASU may be early adopted as of the beginning of an annual reporting period for which financial statements have not yet been issued, including interim financial statements. We will not early adopt this standard. We have identified specific areas that will be impacted by the new guidance. This guidance will bring significant changes to how we account for certain insurance and annuity products within our business. As we continue to make progress on adopting this new guidance, we will be able to provide a better assessment of the specific impacts to our consolidated financial statements.
In December 2021, the FASB issued ASU 2021-10, Financial Services-Insurance (Topic 944), Government Assistance Requires Disclosures, effective for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years. The amendments in this ASU may be early adopted as of the beginning of an annual reporting period for which financial statements have not yet been issued, including interim financial statements. We do not currently expect to early adopt this standard. We have identified specific areas that will be impacted by the new guidance and are in the process of assessing the accounting, reporting and/or process changes that will be required to comply as well as the impact of the new guidance on our consolidated financial statements.
In March 2022, the FASB issued ASU 2022-02, Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. The amendments in this update eliminate the Troubled Debt Restructuring ("TDR") recognition and measurement guidance for creditors and, instead, require that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Additionally, these amendments require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. The guidance is effective for entities that have adopted ASU 2016-13 Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, though early adoption is permitted. We do not currently expect to early adopt this standard and are in the process of assessing this standard and its impact on our accounting and disclosures.
Note T - Discontinued Operations
In connection with the FNF acquisition, certain third party offshore reinsurance businesses were deemed discontinued operations and are presented as such within our consolidated financial statements for all periods presented through the date of their disposition, in accordance with GAAP. On December 18, 2020, we sold F&G Reinsurance Ltd (“F&G Re”) to Aspida Holdings Ltd (“Aspida”). On May 31, 2021, we sold Front Street Re

Cayman Ltd (“FSRC”) to Archipelago Lexa (C) Limited. The transactions did not have a material impact to our GAAP financial results.
A summary of the major assets and liabilities of discontinued operations reported in the Consolidated Balance Sheet is as follows:

December 31,
2020
(In millions)
(As Restated)
Total investments	$316
Cash and cash equivalents	11
Other assets	—
Total assets of discontinued operations in the Consolidated balance sheet	327
Future policy benefits	361
Other liabilities	—
Total liabilities of discontinued operations in the Consolidated balance sheet	361
A summary of the major components of discontinued operations reported in the Consolidated Statements of Earnings are as follows:

	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Revenues:
Life insurance premiums and other fees		—	1	—
Interest and investment income	3	42	24	56
Recognized gains and (losses), net	—	196	(95)	126
Total revenues	3	238	(70)	182
Expenses:
Other operating expenses	—	19	(41)	151
Benefits and other changes in policy reserves	(5)	244	(5)	(19)
Other expenses	—	—	2	3
Total expenses	(5)	263	(44)	135
Earnings (loss) from discontinued operations before income taxes	8	(25)	(114)	47
Income tax (expense) benefit	—	—	—	4
Net earnings (loss) from discontinued operations, net of tax	8	(25)	(114)	51

Cash flow from discontinued operations data:
Net cash provided by (used in) operating activities	(26)	121	(39)	(215)

Note U - Subsequent Events
On June 24, 2022, the F&G board of directors approved a stock split in a ratio of 105,000 for 1. FNF, as the sole stockholder, received, in the form of a dividend, 104,999 additional shares of common stock for each share of common stock held. Earnings per share has been retrospectively adjusted to reflect as if the split occurred as of June 1, 2020 in accordance with GAAP.
On June 24, 2022, the F&G board of directors authorized an increase in the number of authorized shares of common stock from one thousand (1,000) to five hundred million (500,000,000).
On June 24, 2022, the F&G board of directors approved a resolution to enter an exchange agreement with FNF pursuant to which F&G transferred 20,000,000 shares of its common stock to FNF in exchange for the $400 million FNF Promissory Note, after which the note was retired. There was no gain or loss recorded with respect to the exchange agreement.

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
(In millions)

Schedule I	December 31, 2021
(In millions)	Amortized Cost	Fair Value	Amount Shown on Condensed Consolidated Balance Sheet
Fixed maturity securities, available for sale:
United States Government full faith and credit	$50	$50	$50
United States Government sponsored entities	74	74	74
United States municipalities, states and territories	1,386	1,441	1,441
Foreign Governments	197	205	205
Corporate securities:
Finance, insurance and real estate	4,881	5,109	5,109
Manufacturing, construction and mining	880	932	932
Utilities, energy and related sectors	2,881	2,987	2,987
Wholesale/retail trade	2,503	2,627	2,627
Services, media and other	3,227	3,349	3,349
Hybrid securities	812	881	881
Non-agency residential mortgage-backed securities	648	648	648
Commercial mortgage-backed securities	2,669	2,964	2,964
Asset-backed securities	4,514	4,550	4,550
CLO securities	4,002	4,145	4,145
Total fixed maturity securities, available for sale	$28,724	$29,962	$29,962
Equity securities	1,135	1,171	1,171
Investment in unconsolidated affiliates	2,349	2,350	2,350
Commercial mortgage loans	2,168	2,265	2,168
Residential mortgage loans	1,581	1,549	1,581
Other (primarily derivatives and company owned life insurance)	971	1,305	1,305
Short term investments	373	373	373
Total	$37,301	$38,975	$38,910
See Report of Independent Registered Public Accounting Firm

F&G ANNUITIES & LIFE, INC. (Parent Only)
CONDENSED FINANCIAL INFORMATION OF PARENT ONLY
SUPPLEMENTAL CONDENSED BALANCE SHEET
(In millions)

Schedule II	December 31,
	2021	2020
ASSETS
Investments in consolidated subsidiaries	$4,777	$4,039
Fixed maturity securities, available for sale	72	—
Cash and cash equivalents	3	—
Notes receivable	1	—
Deferred tax asset	35	35
Total assets	$4,888	$4,074

LIABILITIES AND EQUITY
Accounts payable and other liabilities	3	—
Notes payable	400	—
Total liabilities	403	—
Common stock		—
Additional paid-in capital	2,750	2,741
Retained earnings	1,001	1,197
Accumulated other comprehensive income	734	136

Total equity	4,485	4,074
Total liabilities and equity	$4,888	$4,074
See Reports of Independent Registered Public Accounting Firms

F&G ANNUITIES & LIFE, INC. (Parent Only)
CONDENSED FINANCIAL INFORMATION OF PARENT ONLY
SUPPLEMENTAL INCOME STATEMENT
(In millions)

Schedule II (continued)	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31, 2020	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Revenues:
Interest and investment income	—	—	—	1
Total revenues	—	—	—	1
Expenses:
Other operating expenses	—	—	11	(14)
Interest expense	3	—	—	—
Total expenses	3	—	11	(14)
Earnings (losses) before income tax expense (benefit) and equity in earnings of subsidiaries	(3)	—	(11)	15
Income tax expense	—	35	—	—
Earnings (losses) before equity in earnings of subsidiaries	(3)	35	(11)	15
Equity in earnings (losses) of subsidiaries	868	101	(303)	397
Net earnings (losses) attributable to common shareholders	$865	$136	$(314)	$412
See Reports of Independent Registered Public Accounting Firms

F&G ANNUITIES & LIFE, INC. (Parent Only)
CONDENSED FINANCIAL INFORMATION OF PARENT ONLY
SUPPLEMENTAL CASH FLOW STATEMENT
(In millions)

Schedule II (continued)	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
				(As Restated)
Cash Flows From Operating Activities:
Net earnings	$865	$136	$(314)	$412
Adjustments to reconcile net earnings to net cash provided by operating activities:
Equity in earnings of subsidiaries	(868)	(101)	303	(397)
Stock-based compensation	9	4	3	4
Net change in income taxes	—	(35)	—	—
Net (increase) decrease in other assets and other liabilities	(3)	(5)	(6)	(14)
Net cash provided by (used in) operating activities	3	(1)	(14)	5
Cash Flows From Investing Activities:
Proceeds from sales, calls and maturities of investment securities	—	—	—	41
Net cash used in investing activities	—	—	—	41
Cash Flows From Financing Activities:
Dividends paid	—	—	—	(9)
Purchases of treasury stock	—	—	—	(65)
Exercise of stock options	—	—	10	—
Distribution by consolidated sub	—	—	—	26
Net cash provided by financing activities	—	—	10	(48)
Net change in cash and cash equivalents	3	(1)	(4)	(2)
Cash at beginning of year	—	1	5	7
Cash at end of year	$3	$—	$1	$5
See Reports of Independent Registered Public Accounting Firms

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
SUPPLEMENTARY INSURANCE INFORMATION
(In millions)

Schedule III	Year Ended December 31,	Period from June 1 to December 31,	Period from January 1 to May 31,	Year Ended December 31,
	2021	2020	2020	2019
			Predecessor	Predecessor
				(As Restated)
Deferred acquisition costs	$761	$222	$918	$641
Future policy benefits, losses, claims and loss expenses	4,732	4,010	3,741	3,782
Other policy claims and benefits payable	109	88	74	71
Life insurance premiums and other fees	1,395	138	90	220
Interest and investment income	1,852	743	403	1,169
Benefits, claims, losses and settlement expenses	(2,138)	(866)	(298)	(1,148)
Amortization, interest, and unlocking of deferred acquisition costs	(32)	(4)	28	(16)
Other operating expenses, net of deferrals	(105)	(75)	(75)	(87)
See Reports of Independent Registered Public Accounting Firms

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
SUPPLEMENTAL REINSURANCE SCHEDULE
(In millions)

Schedule IV
For the year ended December 31, 2021	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Life insurance in force	$4,881	$(1,682)	$—	$3,199	—%

Premiums and other considerations:
Traditional life insurance premiums	168	(137)	—	31	—%
Life-contingent PRT premiums	1,146	—	—	1,146	—%
Annuity product charges	269	(51)	—	218	—%
Total premiums and other considerations	$1,583	$(188)	$—	$1,395	—%

For the period June 1 to December 31, 2020	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Life insurance in force	$3,892	$(2,064)	$—	$1,828	—%

Premiums and other considerations:
Traditional life insurance premiums	108	(85)	—	23	—%
Annuity product charges	146	(31)	—	115	—%
Total premiums and other considerations	$254	$(116)	$—	$138	—%

For the period January 1 to May 31, 2020	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Life insurance in force	$3,626	$(2,025)	$—	$1,601	—%

Premiums and other considerations:
Traditional life insurance premiums	86	(67)	—	19	—%
Annuity product charges	93	(22)	—	71	—%
Total premiums and other considerations	$179	$(89)	$—	$90	—%

For the year ended December 31, 2019	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
(As Restated)
Life insurance in force	$3,638	$(2,062)	$—	$1,576	—%

Premiums and other considerations:
Traditional life insurance premiums	204	(164)	—	40	—%
Annuity product charges	234	(54)	—	180	—%
Total premiums and other considerations	$438	$(218)	$—	$220	—%
See Reports of Independent Registered Public Accounting Firms

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except share data)

	June 30, 2022	December 31, 2021
ASSETS	(Unaudited)
Investments:
Fixed maturity securities available for sale, at fair value, at June 30, 2022 and December 31, 2021, at an amortized cost of $31,728 and $28,724, respectively, net of allowance for credit losses of $5 and $8, respectively	$28,398	$29,962
Preferred securities, at fair value	839	1,028
Equity securities, at fair value	119	143
Derivative investments	145	816
Mortgage loans, net of allowance for credit losses of $35 and $31 at June 30, 2022 and December 31, 2021, respectively	4,437	3,749
Investments in unconsolidated affiliates	2,668	2,350
Other long-term investments	528	489
Short-term investments	823	373
Total investments	37,957	38,910
Cash and cash equivalents	992	1,533
Trade and notes receivables	3	3
Reinsurance recoverable, net of allowance for credit losses of $19 and $20 at June 30, 2022 and December 31, 2021, respectively	4,215	3,610
Goodwill	1,756	1,756
Prepaid expenses and other assets	1,000	613
Lease assets	9	8
Other intangible assets, net	3,143	2,234
Property and equipment, net	14	13
Income taxes receivable	64	50
Deferred tax asset	473	—
Total assets	$49,626	$48,730
LIABILITIES AND EQUITY
Liabilities:
Contractholder funds	$37,707	$35,525
Future policy benefits	5,177	4,732
Accounts payable and accrued liabilities	1,384	1,297
Notes payable	573	977
Funds withheld for reinsurance liabilities	2,277	1,676
Lease liabilities	14	14
Deferred tax liability	—	24
Total liabilities	47,132	44,245
Equity:
F&G common stock, $0.001 par value; authorized 500,000,000 shares as of June 30, 2022 and December 31, 2021; outstanding of 125,000,000 and 105,000,000 as of June 30, 2022 and December 31, 2021, respectively, and issued of 125,000,000 and 105,000,000 as of June 30, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	3,157	2,750
Retained earnings	1,467	1,001
Accumulated other comprehensive (loss) earnings	(2,130)	734
Total equity	2,494	4,485
Total liabilities and equity	$49,626	$48,730
See Notes to Condensed Consolidated Financial Statements

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars in millions, except shares, in thousands, and per share data)

	Six months ended June 30,
	2022	2021
	(Unaudited)
Revenues:
Life insurance premiums and other fees	$662	$126
Interest and investment income	876	860
Recognized gains and losses, net	(723)	355
Total revenues	815	1,341
Expenses:
Personnel costs	64	61
Other operating expenses	49	54
Benefits and other changes in policy reserves	(210)	549
Depreciation and amortization	264	209
Interest expense	17	15
Total expenses	184	888
Earnings from continuing operations before income taxes	631	453
Income tax expense	(165)	(93)
Net earnings from continuing operations	466	360
Net earnings from discontinued operations, net of tax	—	11
Net earnings attributable to common shareholders	$466	$371
Earnings per share
Basic
Net earnings from continuing operations	$4.41	$3.43
Net earnings from discontinued operations	—	0.10
Net earnings per share, basic	$4.41	$3.53
Diluted
Net earnings from continuing operations	$4.41	$3.43
Net earnings from discontinued operations	—	0.10
Net earnings per share, diluted	$4.41	$3.53

Weighted average shares outstanding F&G common stock, basic basis (a)	105,778	105,000
Weighted average shares outstanding F&G common stock, diluted basis (a)	105,778	105,000
__________________
(a)Weighted average shares outstanding for the six months ended June 30, 2021 retrospectively include the effects of the 105,000 for 1 stock split that occurred on June 24, 2022.
See Notes to Condensed Consolidated Financial Statements

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(In millions)

	Six months ended June 30,
	2022	2021
	(Unaudited)
Net earnings	$466	$371
Other comprehensive earnings:
Unrealized (loss) gain on investments and other financial instruments, net of adjustments to intangible assets and unearned revenue (1)	(2,936)	(152)
Unrealized (loss) gain on foreign currency translation (2)	(6)	(2)
Reclassification adjustments for change in unrealized gains and losses included in net earnings (3)	78	(42)
Other comprehensive (loss) earnings	$(2,398)	$175
__________________
(1)Net of income tax (benefit) expense of $(678) million and $(40) million for the six months ended June 30, 2022 and 2021, respectively.
(2)Net of income tax (benefit) expense of $(2) million and $(1) million for the six months ended June 30, 2022 and 2021, respectively.
(3)Net of income tax (benefit) expense of $21 million and $(11) million for the six months ended June 30, 2022 and 2021, respectively.
See Notes to Condensed Consolidated Financial Statements

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(In millions, except per share data)
(Unaudited)

	F&G Annuities & Life, Inc.
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Total Equity
Balance, December 31, 2020	$—	$2,741	$136	$1,197	$4,074
Other comprehensive earnings - unrealized gain on investments and other financial instruments	—	—	—	(152)	(152)
Other comprehensive earnings - unrealized gain on foreign currency translation	—	—	—	(2)	(2)
Reclassification adjustments for change in unrealized gains and losses included in net earnings	—	—	—	(42)	(42)
Stock-based compensation	—	5	—	—	5
Net earnings	—	—	371	—	371
Balance, June 30, 2021	$—	$2,746	$507	$1,001	$4,254

	F&G Annuities & Life, Inc.
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Total Equity
Balance, December 31, 2021	$—	$2,750	$1,001	$734	$4,485
Other comprehensive loss - unrealized loss on investments and other financial instruments	—	—	—	(2,936)	(2,936)
Other comprehensive earnings - unrealized gain on investments in unconsolidated affiliates	—	—	—	(6)	(6)
Reclassification adjustments for change in unrealized gains and losses included in net earnings	—	—	—	78	78
Stock-based compensation	—	7	—	—	7
Conversion of debt to equity	—	400	—	—	400
Net earnings	—	—	466		466
Balance, June 30, 2022	$—	$3,157	$1,467	$(2,130)	$2,494
See Notes to Condensed Consolidated Financial Statements

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Six months ended June 30,
	2022	2021
	(Unaudited)
Cash Flows from Operating Activities:
Net earnings	$466	$371
Adjustments to reconcile net earnings to net cash provided (used in) by operating activities:
Depreciation and amortization	264	209
(Gain) loss on sales of investments and other assets and asset impairments, etc.	73	(249)
Loss on the sale of businesses	—	14
Interest credited/index credits to contractholder account balances	(862)	476
Deferred policy acquisition costs and deferred sales inducements	(371)	(303)
Charges assessed to contractholders for mortality and administration	(102)	(88)
Distributions from unconsolidated affiliates, return on investment	24	—
Stock-based compensation cost	7	5
Change in NAV of limited partnerships, net	(172)	(243)
Change in valuation of derivatives, equity and preferred securities, net	648	(107)
Changes in assets and liabilities, net of effects from acquisitions:
Change in reinsurance recoverable	2	48
Change in future policy benefits	445	(112)
Change in funds withheld from reinsurers	617	461
Net change in income taxes	210	59
Net change in other assets and other liabilities	(522)	(69)
Net cash provided by operating activities	727	472
Cash Flows from Investing Activities:
Proceeds from sales, calls and maturities of investment securities	3,150	2,852
Additions to property and equipment and capitalized software	(20)	(12)
Purchases of investment securities	(6,553)	(5,397)
Net proceeds from (purchases of) sales and maturities of short-term investment securities	3	101
Other acquisitions/disposals, net of cash acquired	—	(42)
Additional investments in unconsolidated affiliates	(688)	(570)
Distributions from unconsolidated affiliates, return of investment	71	14
Proceeds from sales of unconsolidated affiliates	—	94
Net cash used in investing activities	(4,037)	(2,960)
Cash Flows from Financing Activities:
Borrowings
Contractholder account deposits	4,513	4,190
Contractholder account withdrawals	(1,744)	(1,575)
Net cash provided by (used in) financing activities	2,769	2,615
Net increase (decrease) in cash and cash equivalents	(541)	127
Cash and cash equivalents at beginning of period	1,533	889
Cash and cash equivalents at end of period	992	1,016
See Notes to Condensed Consolidated Financial Statements

F&G ANNUITIES & LIFE, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note A — Basis of Financial Statements
The financial information in this report presented for interim periods is unaudited and includes the accounts of F&G Annuities & Life, Inc. (“FGAL”) and its subsidiaries (collectively, “we”, “us”, “our”, the "Company" or “F&G”) prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All adjustments made were of a normal, recurring nature.
Description of the Business
F&G is a wholly-owned subsidiary of Fidelity National Financial, Inc. (NYSE:FNF)("FNF"). We provide insurance solutions and issue a broad portfolio of annuity and life insurance products, including deferred annuities (fixed indexed and fixed rate annuities), immediate annuities, and indexed universal life ("IUL") insurance, through our retail distribution channels. We also provide funding agreements and pension risk transfer ("PRT") solutions through our institutional channels. F&G has one reporting segment, which is consistent with and reflects the manner by which our chief operating decision maker views and manages the business.
Recent Developments
Stock Split and Increase to Authorized shares
On June 24, 2022, the F&G board of directors approved a stock split in a ratio of 105,000 for 1. FNF, as the sole stockholder, received, in the form of a dividend, 104,999 additional shares of common stock for each share of common stock held. Earnings per share has been retrospectively adjusted to reflect as if the split occurred as of June 1, 2020 in accordance with GAAP.
On June 24, 2022, the F&G board of directors authorized an increase in the number of authorized shares of common stock from one thousand (1,000) to five hundred million (500,000,000).
Exchange Agreement with FNF
On June 24, 2022, the F&G board of directors approved a resolution to enter an exchange agreement with FNF pursuant to which F&G transferred 20,000,000 shares of its common stock to FNF in exchange for the $400 million FNF Promissory Note, after which the note was retired. There was no gain or loss recorded with respect to the exchange agreement. For the six months ended June 30, 2022, interest expense on the FNF Promissory Note was approximately $6 million.
There have been no other significant related party transactions for the six months ended June 30, 2022 or for the six months ended June 30, 2021.
F&G Distribution
On March 14, 2022, FNF’s Board of Directors approved a dividend to their shareholders, on a pro rata basis, of 15% of the common stock of F&G (the “F&G Distribution”). FNF intends to retain control of F&G through their approximate 85% ownership stake. The proposed F&G Distribution is intended to be structured as a taxable dividend to FNF shareholders and is subject to various conditions including the final approval of FNF’s Board of Directors, the effectiveness of appropriate filings with the U.S Securities and Exchange Commission (the “SEC”), and any applicable regulatory approvals. The record date and distribution settlement date will be determined by FNF’s Board of Directors prior to the distribution. Upon completion of the F&G Distribution, FNF’s shareholders as of the record date are expected to own stock in both publicly traded companies. The proposed F&G Distribution is targeted to be completed early in the fourth quarter of 2022. However, there can be no assurance regarding the timeframe for completing the F&G Distribution or that the conditions of the F&G Distribution will be met. The separation will be effected pursuant to a separation and distribution agreement between FNF and F&G (the “Separation and Distribution Agreement”).
Income Tax
Income tax expense for the six months ended June 30, 2022 was $165 million, inclusive of a change in the valuation allowance of $38 million, compared to income tax expense of $93 million, inclusive of a change in the valuation allowance of $(14) million for the six months ended June 30, 2021. The effective tax rate was 26% and 21% for the six months ended June 30, 2022 and June 30, 2021, respectively. The increase in the effective tax rate for the six months ended June 30, 2022 is primarily related to the valuation allowance recorded on realized capital losses on the sale of discontinued operations, for which it is more likely than not that we will not be able to realize for tax purposes.
Earnings Per Share
Basic earnings per share, as presented on the Condensed Consolidated Statement of Earnings, is computed by dividing net earnings available to common shareholders in a given period by the weighted average number of common shares outstanding during such period. In periods when earnings are positive, diluted earnings per share is calculated by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding plus assumed conversions of potentially dilutive securities. For periods when we recognize a net loss, diluted loss per share is equal to basic loss per share as the impact of assumed conversions of potentially dilutive securities is considered to be antidilutive.
Recent Accounting Pronouncements
Pronouncements Not Yet Adopted
In August 2018, the FASB issued ASU 2018-12, Financial Services-Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts, as clarified and amended by ASU 2019-09, Financial Services-Insurance: Effective Date and ASU 2020-11, Financial Services-Insurance: Effective Date and Early Application, effective for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years. This update introduced the following requirements: assumptions used to measure cash flows for traditional and limited-payment contracts must be reviewed at least annually with the effect of changes in those assumptions being recognized in the statement of operations; the discount rate applied to measure the liability for future policy benefits and limited-payment contracts must be updated at each reporting date with the effect of changes in the rate being recognized in other comprehensive income; market risk benefits associated with deposit contracts must be measured at fair value, with the effect of the change in the fair value attributable to a change in the instrument-specific credit risk being recognized in other comprehensive income; deferred acquisition costs are no longer required to be amortized in proportion to premiums, gross profits, or gross margins; instead, those balances must be amortized on a constant level basis over the expected term of the related contracts; deferred acquisition costs must be written off for unexpected contract terminations; and disaggregated rollforwards of beginning to ending balances of the liability for future policy benefits, policyholder account balances, market risk benefits, separate account liabilities and deferred acquisition costs, as well as information about significant inputs, judgments, assumptions, and methods used in measurement are required to be disclosed. The amendments in this ASU may be early adopted as of the beginning of an annual reporting period for which financial statements have not yet been issued, including interim financial statements.
We have identified specific areas that will be impacted by the new guidance. This guidance will bring significant changes to how we account for certain insurance and annuity products within our business and expand disclosures. As part of the implementation process, to date our progress includes, but is not limited to the following: identifying and documenting contracts and contract features in scope of the guidance; identifying actuarial models, systems, and processes to be updated; building models; evaluating and finalizing key accounting policies; evaluating transition requirements; and establishing and documenting appropriate internal controls. We will not early adopt this standard and have selected the full retrospective transition method, which requires the new guidance be applied as of the beginning of the earliest period presented or January 1, 2021, referred to as the transition date. The impacts of this guidance to the consolidated financial statements are subject to market conditions, such as interest rate levels.

We have begun to generate and review results for historical periods from our actuarial models which will allow us to quantify the impact to our consolidated financial statements.
In March 2022, the FASB issued ASU 2022-02, Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. The amendments in this update eliminate the Troubled Debt Restructuring (“TDR”) recognition and measurement guidance for creditors and, instead, require that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Additionally, these amendments require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. The guidance is effective for entities that have adopted ASU 2016-13 Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, though early adoption is permitted. We do not currently expect to early adopt this standard and are in the process of assessing this standard and its impact on our accounting and disclosures.
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this update affect all entities that have investments in equity securities measured at fair value that are subject to a contractual sale restriction and clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. Additionally, the amendments require the following disclosures for equity securities subject to contractual sale restrictions: the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, the nature and remaining duration of the restriction(s), and the circumstances that could cause a lapse in the restriction(s). The amendments in this update do not change the principles of fair value measurement, rather, they clarify those principles when measuring the fair value of an equity security subject to a contractual sale restriction and improve current GAAP by reducing diversity in practice, reducing the cost and complexity in measuring fair value, and increasing comparability of financial information across reporting entities that hold those investments. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, though early adoption is permitted. We do not currently expect to early adopt this standard and are in the process of assessing this standard and its impact on our accounting and disclosures.
Note B — Fair Value of Financial Instruments
Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or non-performance risk, which may include our own credit risk. We estimate an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market for that asset or liability in the absence of a principal market as opposed to the price that would be paid to acquire the asset or assume a liability (“entry price”). We categorize financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:
Level 1 – Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.
Level 2 – Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads, and yield curves.
Level 3 – Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date based on the best information available in the circumstances.
NAV - Certain equity investments are measured using NAV as a practical expedient in determining fair value. In addition, our unconsolidated affiliates (primarily limited partnerships) are primarily accounted for using the equity method of accounting with fair value determined using NAV as a practical expedient. Our carrying value reflects our pro rata ownership percentage as indicated by NAV in the limited partnership financial statements, which we may adjust if we determine NAV is not calculated consistent with investment company fair value principles. The underlying investments of the limited partnerships may have significant unobservable inputs, which may include, but are not limited to, comparable multiples and weighted average cost of capital rates applied in valuation models or a discounted cash flow model. Additionally, management meets quarterly with the general partner to determine whether any credit or other market events have occurred since prior quarter financial statements to ensure any material events are properly included in current quarter valuation and investment income.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.
When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. In addition to the unobservable inputs, Level 3 fair value investments may include observable components, which are components that are actively quoted or can be validated to market-based sources.

The carrying amounts and estimated fair values of our financial instruments for which the disclosure of fair values is required, including financial assets and liabilities measured and carried at fair value on a recurring basis, with the exception of investment contracts, portions of other long-term investments and debt, which are disclosed later within this footnote, was summarized according to the hierarchy previously described, as follows (in millions):

	June 30, 2022
	Level 1	Level 2	Level 3	NAV	Fair Value	Carrying Amount
Assets
Cash and cash equivalents	$992	$—	$—	$—	$992	$992
Fixed maturity securities, available-for-sale:
Asset-backed securities	—	4,771	4,677	—	9,448	9,448
Commercial mortgage-backed securities	—	3,009	37	—	3,046	3,046
Corporates	—	11,292	1,356	—	12,648	12,648
Hybrids	118	625	—	—	743	743
Municipals	—	1,220	33	—	1,253	1,253
Residential mortgage-backed securities	—	886	9	—	895	895
U.S. Government	212	—	—	—	212	212
Foreign Governments	—	137	16	—	153	153
Preferred securities	330	509	—	—	839	839
Equity securities	75	—	—	44	119	119
Derivative investments	—	145	—	—	145	145
Short term investments	49	774	—	—	823	823
Reinsurance related embedded derivative, included in other assets	—	191	—	—	191	191
Other long-term investments	—	—	72	—	72	72
Total financial assets at fair value	$1,776	$23,559	$6,200	$44	$31,579	$31,579
Liabilities
Derivatives:
FIA/ IUL embedded derivatives, included in contractholder funds	—	—	2,941	—	2,941	2,941
Total financial liabilities at fair value	$—	$—	$2,941	$—	$2,941	$2,941

	December 31, 2021
	Level 1	Level 2	Level 3	NAV	Fair Value	Carrying Amount
Assets
Cash and cash equivalents	$1,533	$—	$—	$—	$1,533	$1,533
Fixed maturity securities, available-for-sale:
Asset-backed securities	—	4,736	3,959	—	8,695	8,695
Commercial mortgage-backed securities	—	2,929	35	—	2,964	2,964
Corporates	—	13,883	1,121	—	15,004	15,004
Hybrids	132	749	—	—	881	881
Municipals	—	1,398	43	—	1,441	1,441
Residential mortgage-backed securities	—	722	—	—	722	722
U.S. Government	50	—	—	—	50	50
Foreign Governments	—	187	18	—	205	205
Equity securities	95	—	—	48	143	143
Preferred securities	407	620	1	—	1,028	1,028
Derivative investments	—	816	—	—	816	816
Short-term investments	50	2	321	—	373	373
Other long-term investments	—	—	78	—	78	78
Total financial assets at fair value	$2,267	$26,042	$5,576	$48	$33,933	$33,933
Liabilities
Derivatives:
FIA/ IUL embedded derivatives, included in contractholder funds	—	—	3,883	—	3,883	3,883
Reinsurance related embedded derivatives, included in accounts payable and accrued liabilities	—	73	—	—	73	73
Total financial liabilities at fair value	$—	$73	$3,883	$—	$3,956	$3,956
Valuation Methodologies
Cash and Cash Equivalents
The carrying amounts reported in the unaudited Condensed Consolidated Balance Sheets for these instruments approximate fair value.
Fixed Maturity Preferred and Equity Securities
We measure the fair value of our securities based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity, preferred or equity security, and we will then consistently apply the valuation methodology to measure the security’s fair value. Our fair value measurement is based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach include third-party pricing services, independent broker quotations, or pricing matrices. We use observable and unobservable inputs in our valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. In addition, market indicators and industry and economic events are monitored and further market data will be acquired when certain thresholds are met.

For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. The significant input used in the fair value measurement of equity securities for which the market approach valuation technique is employed is yield for comparable securities. Increases or decreases in the yields would result in lower or higher, respectively, fair value measurements. For broker-quoted only securities, quotes from market makers or broker-dealers are obtained from sources recognized to be market participants. We believe the broker quotes are prices at which trades could be executed based on historical trades executed at broker-quoted or slightly higher prices.
We analyze the third-party valuation methodologies and related inputs to perform assessments to determine the appropriate level within the fair value hierarchy. However, we did not adjust prices received from third parties as of June 30, 2022 or December 31, 2021.
Certain equity investments are measured using NAV as a practical expedient in determining fair value.
Derivative Financial Instruments
The fair value of call options is based upon valuation pricing models, which represents what we would expect to receive or pay at the balance sheet date if we canceled the options, entered into offsetting positions, or exercised the options. Fair values for these instruments are determined internally, based on industry accepted valuation pricing models, which use market-observable inputs, including interest rates, yield curve volatilities, and other factors.
The fair value of futures contracts (specifically for FIA contracts) represents the cumulative unsettled variation margin (open trade equity, net of cash settlements), which represents what we would expect to receive or pay at the balance sheet date if we canceled the contracts or entered into offsetting positions. These contracts are classified as Level 1.
The fair value measurement of the FIA/IUL embedded derivatives included in contractholder funds is determined through a combination of market observable information and significant unobservable inputs using the option budget method. The market observable inputs are the market value of option and treasury rates. The significant unobservable inputs are the budgeted option cost (i.e., the expected cost to purchase call options in future periods to fund the equity indexed linked feature), surrender rates, mortality multiplier and non-performance spread. The mortality multiplier at June 30, 2022 was applied to the 2012 Individual Annuity mortality tables. Increases or decreases in the market value of an option in isolation would result in a higher or lower, respectively, fair value measurement. Increases or decreases in treasury rates, mortality multiplier, surrender rates, or non-performance spread in isolation would result in a lower or higher fair value measurement, respectively. Generally, a change in any one unobservable input would not directly result in a change in any other unobservable input.
The fair value of the reinsurance-related embedded derivatives in the funds withheld reinsurance agreements with Kubera Insurance (SAC) Ltd. (“Kubera”) (effective October 31, 2021, this agreement was novated from Kubera to Somerset Reinsurance Ltd. (“Somerset”), a certified third party reinsurer) and ASPIDA Life Re Ltd (“Aspida Re”) are estimated based upon the fair value of the assets supporting the funds withheld from reinsurance liabilities. The fair value of the assets is based on a quoted market price of similar assets (Level 2), and therefore the fair value of the embedded derivative is based on market-observable inputs and classified as Level 2. See Note L F&G Reinsurance for further discussion on F&G reinsurance agreements.
Short-term Investments
The carrying amounts reported in the unaudited Condensed Consolidated Balance Sheets for these instruments approximate fair value.
Other long-term investments
We hold a fund-linked note, which provides for an additional payment at maturity based on the value of an embedded derivative based on the actual return of a dedicated return fund. Fair value of the embedded derivative is based on an unobservable input, the net asset value of the fund at the balance sheet date. The embedded derivative is similar to a call option on the net asset value of the fund with a strike price of zero since we will not be required to make any additional payments at maturity of the fund-linked note in order to receive the net asset value of the fund on the maturity date. A Black-Scholes model determines the net asset value of the fund as the fair value of the call option regardless of the values used for the other inputs to the option pricing model.  The net asset value of the fund is provided by the fund manager at the end of each calendar month and represents the value an investor would receive if it withdrew its investment on the balance sheet date. Therefore, the key unobservable input used in the Black-Scholes model is the value of the fund. As the value of the fund increases or decreases, the fair value of the embedded derivative will increase or decrease. See further discussion on the available-for-sale embedded derivative in Note E Derivative Financial Instruments.
The fair value of the credit-linked note is based on a weighted average of a broker quote and a discounted cash flow analysis. The discounted cash flow approach is based on the expected portfolio cash flows and amortization schedule reflecting investment expectations, adjusted for assumptions on the portfolio's default and recovery rates, and the note's discount rate. The fair value of the note is provided by the fund manager at the end of each quarter.
Quantitative information regarding significant unobservable inputs used for recurring Level 3 fair value measurements of financial instruments carried at fair value as of June 30, 2022 and December 31, 2021 are as follows:

	Fair Value at	Valuation Technique	Unobservable Input(s)	Range (Weighted average)
	June 30, 2022
	(in millions)			June 30, 2022
Assets
Asset-backed securities	$4,517	Broker-quoted	Offered quotes	41.02% - 228.74% (92.19%)
Asset-backed securities	160	Third-Party Valuation	Offered quotes	66.37% - 100.34% (98.38%)
Commercial mortgage-backed securities	21	Broker-quoted	Offered quotes	112.82% - 112.82% (112.82%)
Commercial mortgage-backed securities	16	Third-Party Valuation	Offered quotes	71.25% - 88.63% (81.41%)
Corporates	602	Broker-quoted	Offered quotes	0.00% - 108.46% (92.11%)
Corporates	754	Third-Party Valuation	Offered quotes	75.42% - 124.99% (94.59%)
Municipals	33	Third-Party Valuation	Offered quotes	106.40% - 106.40% (106.40%)
Residential mortgage-backed securities	9	Broker-quoted	Offered quotes	0.00% - 93.02% (93.02%)
Foreign governments	16	Third-Party Valuation	Offered quotes	98.73% - 99.59% (99.32%)
Other long-term investments:
Available-for-sale embedded derivative	24	Black Scholes model	Market value of fund	100%
Secured borrowing receivable	10	Broker-quoted	Offered quotes	100.00% - 100.00% (100.00%)
Credit Linked Note	17	Broker-quoted	Offered quotes	100%
Investment in affiliate	21	Market Comparable Company Analysis	EBITDA multiple	8x-8x
Total financial assets at fair value	$6,200
Liabilities
Derivative investments:

FIA embedded derivatives, included in contractholder funds	$2,941	Discounted cash flow	Market value of option	0.00% - 23.28% (0.48%)
			Swap Rates	1.28% - 3.38% (2.33%)
			Mortality multiplier	100.00% - 100.00% (100.00%)
			Surrender rates	0.25% - 70.00% (6.38%)
			Partial withdrawals	2.00% - 29.41% (2.74%)
			Non-performance spread	0.76% - 1.64% (1.50%)
			Option cost	0.07% - 4.97% (1.86%)
Total financial liabilities at fair value	$2,941

	Fair Value at	Valuation Technique	Unobservable Input(s)	Range (Weighted average)
	December 31, 2021
	(in millions)			December 31, 2021
Assets
Asset-backed securities	$3,844	Broker-quoted	Offered quotes	52.56% - 260.7% (97.06%)
Asset-backed securities	115	Third-Party Valuation	Offered quotes	93.02% - 108.45% (104.95%)
Commercial mortgage-backed securities	24	Broker-quoted	Offered quotes	126.70% - 126.70% (126.70%)
Commercial mortgage-backed securities	11	Third Party Valuation	Offered quotes	97.91% -97.91% (97.91%)
Corporates	380	Broker-quoted	Offered quotes	0.00% - 109.69% (100.91%)
Corporates	741	Third-Party Valuation	Offered quotes	85.71% - 119.57% (107.72%)
Municipals	43	Third-Party Valuation	Offered quotes	135.09% - 135.09% (135.09%)
Foreign governments	18	Third-Party Valuation	Offered quotes	107.23% - 116.44% (110.11%)
Short-term	321	Broker-quoted	Offered quotes	100.00% - 100.00% (100.00%)
Preferred securities	1	Income-Approach	Yield	2.43%
Other long-term investments:
Available-for-sale embedded derivative	34	Black Scholes model	Market value of fund	100.00%
Credit linked note	23	Broker-quoted	Offered quotes	100.00%
Investment in affiliate	21	Market Comparable Company Analysis	EBITDA multiple	8x - 8x
Total financial assets at fair value	$5,576
Liabilities
Derivatives:
FIA/ IUL embedded derivatives, included in contractholder funds	3,883	Discounted cash flow	Market value of option	0.00% - 38.72% (3.16%)
			Swap rates	0.05% - 1.94% (1.00%)
			Mortality multiplier	100.00% - 100.00% (100.00%)
			Surrender rates	0.25% - 70.00% (6.26%)
			Partial withdrawals	2.00% - 23.26% (2.72%)
			Non-performance spread	0.43% - 1.01% (0.68%)
			Option cost	0.07% - 4.97% (1.83%)
Total financial liabilities at fair value	$3,883
The following tables summarize changes to the Company’s financial instruments carried at fair value and classified within Level 3 of the fair value hierarchy for the six months ended June 30, 2022 and 2021. This summary excludes any impact of amortization of value of business acquired (“VOBA”), deferred acquisition cost (“DAC”), and deferred sales inducements (“DSI”). The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

	Six months ended June 30, 2022
	(in millions)
	Balance at Beginning of Period	Total Gains (Losses)		Purchases	Sales	Settlements	Net transfer In (Out) of Level 3 (a)	Balance at End of Period	Change in Unrealized Included in OCI
		Included in Earnings	Included in AOCI
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$3,959	$1	$(272)	$1,227	$(39)	$(278)	$79	$4,677	$(291)
Commercial mortgage-backed securities	35	—	(5)	—	—	—	7	37	(4)
Corporates	1,121	—	(137)	382	—	(32)	22	1,356	(134)
Hybrids	—	—	—	—	—	—	—	—	—
Municipals	43	—	(10)	—	—	—	—	33	(9)
Residential mortgage-backed securities	—	—	—	9	—	—	—	9	—
Foreign Governments	18	—	(2)	—	—	—	—	16	(1)
Short-Term	321	—	(1)	20	—	—	(340)	—	(1)
Preferred securities	1	—	(1)	—	—	—	—	—	(1)
Equity securities	—	—	—	—	—	—	—	—	—
Other long-term investments:								—
Available-for-sale embedded derivative	34	(10)	—	—	—	—	—	24	—
Investment in affiliate	21	—	—	—	—	—	—	21	—
Credit linked note	23	—	(3)	—	—	(3)	—	17	—
Secured borrowing receivable	—	—	—	—	—	—	10	10	—
Total assets at Level 3 fair value	$5,576	$(9)	$(431)	$1,638	$(39)	$(313)	$(222)	$6,200	$(441)
Liabilities
FIA embedded derivatives, included in contractholder funds	3,883	(942)	—	—	—	—	—	2,941	—
Total liabilities at Level 3 fair value	$3,883	$(942)	$—	$—	$—	$—	$—	$2,941	$—
__________________
(a)The net transfers out of Level 3 during the six months ended June 30, 2022 were to Level 2, except for the net transfers out related to our other long-term investment, which was to Level 1.

	Six months ended June 30, 2021
	Balance at Beginning of Period	Total Gains (Losses)		Purchases	Sales	Settlements	Net transfer In (Out) of Level 3 (a)	Balance at End of Period	Change in Unrealized Included in OCI
		Included in Earnings	Included in AOCI
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$1,350	$—	$(3)	$1,171	$—	$(182)	$(27)	$2,309	$14
Commercial mortgage-backed securities	26	—	(1)	—	—	—	—	25	1
Corporates	1,274	9	(25)	53	(1)	(107)	(19)	1,184	37
Hybrids	4	—	—	—	—	(4)	—	—	—
Municipals	43	—	—	—	—	—	—	43	7
Residential mortgage-backed securities	483	—	2	10	—	(52)	—	443	21
Foreign Governments	17	—	—	—	—	—	—	17	2
Short-Term	—	—	1	302	—	—	—	303	—
Preferred securities	1	—	1	—	—	—	—	2	—
Other long-term investments:								—
Available-for-sale embedded derivative	27	3	—	—	—	—	—	30	—
Credit linked note	23	—	(4)	—	—	—	—	19	—
Total assets at Level 3 fair value	$3,248	$12	$(29)	$1,536	$(1)	$(345)	$(46)	$4,375	$82
Liabilities
Future policy benefits (FSRC)	$5	$—	$—	$—	$(4)	$(1)	$—	$—	$—
FIA embedded derivatives, included in contractholder funds	3,404	355	—	—	—	—	—	3,759	—
Total liabilities at Level 3 fair value	$3,409	$355	$—	$—	$(4)	$(1)	$—	$3,759	$—
Valuation Methodologies and Associated Inputs for Financial Instruments Not Carried at Fair Value
The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value. Considerable judgment is required to develop these assumptions used to measure fair value. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.
Mortgage Loans
The fair value of mortgage loans is established using a discounted cash flow method based on internal credit rating, maturity and future income. This yield-based approach is sourced from our third-party vendor. The internal ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan-to-value, quality of tenancy, borrower, and payment record. The inputs used to measure the fair value of our mortgage loans are classified as Level 3 within the fair value hierarchy.
Investments in Unconsolidated affiliates
The fair value of investments in unconsolidated affiliates is determined using NAV as a practical expedient.
Policy Loans (included within Other long-term investments)
Fair values for policy loans are estimated from a discounted cash flow analysis, using interest rates currently being offered for loans with similar credit risk.  Loans with similar characteristics are aggregated for purposes of the calculations.
Company Owned Life Insurance
Company owned life insurance (“COLI”) is a life insurance program used to finance certain employee benefit expenses. The fair value of COLI is based on net realizable value, which is generally cash surrender value. COLI is classified as Level 3 within the fair value hierarchy.
Other Invested Assets (included within Other long-term investments)
The fair value of bank loans is estimated using a discounted cash flow method with the discount rate based on weighted average cost of capital ("WACC"). This yield-based approach is sourced from a third-party vendor and the WACC establishes a market participant discount rate by determining the hypothetical capital structure for the asset should it be underwritten as of each period end. Other invested assets are classified as Level 3 within the fair value hierarchy.
Investment Contracts
Investment contracts include deferred annuities (FIAs and fixed rate annuities), indexed universal life policies (“IULs”), funding agreements and PRT and immediate annuity contracts without life contingencies. The FIA/ IUL embedded derivatives, included in contractholder funds, are excluded as they are carried at fair value. The fair value of the FIA, fixed rate annuity and IUL contracts is based on their cash surrender value (i.e. the cost the Company would incur to extinguish the liability) as these contracts are generally issued without an annuitization date. The fair value of funding agreements and PRT and immediate annuity contracts without life contingencies is derived by calculating a new fair value interest rate using the updated yield curve and treasury spreads as of the respective reporting date. The Company is not required to, and has not, estimated the fair value of the liabilities under contracts that involve significant mortality or morbidity risks, as these liabilities fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value.
Other
Federal Home Loan Bank of Atlanta (“FHLB”) common stock, Accounts receivable and Notes receivable are carried at cost, which approximates fair value. FHLB common stock is classified as Level 2 within the fair value hierarchy. Accounts receivable and Notes receivable are classified as Level 3 within the fair value hierarchy.
Debt
The fair value of the $550 million aggregate principal amount of 5.50% senior notes due 2025 is based on quoted market prices. The inputs used to measure the fair value of this debt results in a Level 2 classification within the fair value hierarchy. The fair value of the $400 million promissory note with FNF as of December 31, 2021 is estimated using a discounted cash flow analysis wherein contractual cash flows are discounted using then current interest rates being offered for debt with similar credit risk and tenor. This debt is classified as Level 3 within the fair value hierarchy.

The following tables provide the carrying value and estimated fair value of our financial instruments that are carried on the unaudited Condensed Consolidated Balance Sheets at amounts other than fair value, summarized according to the fair value hierarchy previously described.

	June 30, 2022
	(in millions)
	Level 1	Level 2	Level 3	NAV	Total Estimated Fair Value	Carrying Amount
Assets
FHLB common stock	$—	$90	$—	$—	$90	$90
Commercial mortgage loans	—	—	2,119	—	2,119	2,315
Residential mortgage loans	—	—	1,971	—	1,971	2,122
Investments in unconsolidated affiliates	—	—	—	2,668	2,668	2,668
Policy loans	—	—	44	—	44	44
Other invested assets	—	—	5	—	5	5
Company-owned life insurance	—	—	318	—	318	318
Total	$—	$90	$4,457	$2,668	$7,215	$7,562

Liabilities
Investment contracts, included in contractholder funds	$—	$—	$31,550	$—	$31,550	$34,990
Debt	—	559	—	—	559	573
Total	$—	$559	$31,550	$—	$32,109	$35,563

	December 31, 2021
	(in millions)
	Level 1	Level 2	Level 3	NAV	Total Estimated Fair Value	Carrying Amount
Assets
FHLB common stock	$—	$72	$—	$—	$72	$72
Commercial mortgage loans	—	—	2,265	—	2,265	2,168
Residential mortgage loans	—	—	1,549	—	1,549	1,581
Investments in unconsolidated affiliates	—	—	—	2,350	2,350	2,350
Policy loans	—	—	39	—	39	39
Company-owned life insurance	—	—	299	—	299	299
Total	$—	$72	$4,152	$2,350	$6,574	$6,509
Liabilities
Investment contracts, included in contractholder funds	$—	$—	$27,448	$—	$27,448	$31,529
Debt	—	615	412	—	1,027	977
Total	$—	$615	$27,860	$—	$28,475	$32,506
For investments for which NAV is used, we do not have any significant restrictions in our ability to liquidate our positions in these investments, other than obtaining general partner approval, nor do we believe it is probable a price less than NAV would be received in the event of a liquidation.

We review the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3, or between other levels, at the beginning fair value for the reporting period in which the changes occur. The transfers into and out of Level 3 were related to changes in the primary pricing source and changes in the observability of external information used in determining the fair value.
Note C — Investments
Our fixed maturity securities investments have been designated as available-for-sale (“AFS”), and are carried at fair value, net of allowance for expected credit losses, with unrealized gains and losses included in AOCI, net of associated adjustments for VOBA, DAC, DSI, unearned revenue (“UREV”), SOP 03-1 reserves, and deferred income taxes. Our preferred and equity securities investments are carried at fair value with unrealized gains and losses included in net earnings. The Company’s consolidated investments at June 30, 2022 and December 31, 2021 are summarized as follows (in millions):

	June 30, 2022
	Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-for-sale securities
Asset-backed securities	$9,965	$(2)	$46	$(561)	$9,448	$9,448
Commercial mortgage-backed securities	3,116	—	91	(161)	3,046	3,046
Corporates	15,049	—	27	(2,428)	12,648	12,648
Hybrids	801	—	6	(64)	743	743
Municipals	1,428	—	3	(178)	1,253	1,253
Residential mortgage-backed securities	969	(3)	2	(73)	895	895
U.S. Government	214	—	1	(3)	212	212
Foreign Governments	186	—	—	(33)	153	153
Total available-for-sale securities	$31,728	$(5)	$176	$(3,501)	$28,398	$28,398

	December 31, 2021
	Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-for-sale securities
Asset-backed securities	$8,516	$(3)	$220	$(38)	$8,695	$8,695
Commercial mortgage-backed/asset-backed securities	2,669	(2)	308	(11)	2,964	2,964
Corporates	14,372	—	784	(152)	15,004	15,004
Hybrids	812	—	69	—	881	881
Municipals	1,386	—	66	(11)	1,441	1,441
Residential mortgage-backed securities	722	(3)	7	(4)	722	722
U.S. Government	50	—	—	—	50	50
Foreign Governments	197	—	8	—	205	205
Total available-for-sale securities	$28,724	$(8)	$1,462	$(216)	$29,962	$29,962
Securities held on deposit with various state regulatory authorities had a fair value of $16,699 million and $22,219 million at June 30, 2022 and December 31, 2021, respectively.

As of June 30, 2022 and December 31, 2021, the Company held no material investments that were non-income producing for a period greater than twelve months.
As of June 30, 2022 and December 31, 2021, the Company's accrued interest receivable balance was $276 million and $246 million, respectively. Accrued interest receivable is classified within Prepaid expenses and other assets within the unaudited Condensed Consolidated Balance Sheets.
In accordance with our FHLB agreements, the investments supporting the funding agreement liabilities are pledged as collateral to secure the FHLB funding agreement liabilities and are not available to us for general purposes. The collateral investments had a fair value of $3,030 million and $2,469 million as of June 30, 2022 and December 31, 2021, respectively.
The amortized cost and fair value of fixed maturity securities by contractual maturities, as applicable, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	June 30, 2022		December 31, 2021
	(in millions)		(in millions)
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Corporates, Non-structured Hybrids, Municipal and Government securities:
Due in one year or less	$131	$131	$105	$106
Due after one year through five years	2,140	2,021	1,724	1,754
Due after five years through ten years	1,765	1,597	2,141	2,201
Due after ten years	13,642	11,260	12,842	13,515
Subtotal	17,678	15,009	16,812	17,576
Other securities, which provide for periodic payments:
Asset-backed securities	9,965	9,448	8,516	8,695
Commercial mortgage-backed securities	3,116	3,046	2,669	2,964
Structured hybrids	—	—	5	5
Residential mortgage-backed securities	969	895	722	722
Subtotal	14,050	13,389	11,912	12,386
Total fixed maturity available-for-sale securities	$31,728	$28,398	$28,724	$29,962
Allowance for Expected Credit Loss
We regularly review AFS securities for declines in fair value that we determine to be credit related. For our fixed maturity securities, we generally consider the following in determining whether our unrealized losses are credit related, and if so, the magnitude of the credit loss:
•The extent to which the fair value is less than the amortized cost basis;
•The reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening);
•The financial condition of and near-term prospects of the issuer (including issuer's current credit rating and the probability of full recovery of principal based upon the issuer's financial strength);
•Current delinquencies and nonperforming assets of underlying collateral;
•Expected future default rates;
•Collateral value by vintage, geographic region, industry concentration or property type;

•Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and
•Contractual and regulatory cash obligations and the issuer's plans to meet such obligations.
We recognize an allowance for current expected credit losses on fixed maturity securities in an unrealized loss position when it is determined, using the factors discussed above, a component of the unrealized loss is related to credit. We measure the credit loss using a discounted cash flow model that utilizes the single best estimate cash flow and the recognized credit loss is limited to the total unrealized loss on the security (i.e. the fair value floor). Cash flows are discounted using the implicit yield of bonds at their time of purchase and the current book yield for asset and mortgage backed securities as well as variable rate securities. We recognize the expected credit losses in Recognized gains and losses, net in the Consolidated Statements of Earnings, with an offset for the amount of non-credit impairments recognized in AOCI. We do not measure a credit loss allowance on accrued investment income because we write-off accrued interest through Interest and investment income when collectability concerns arise.
We consider the following in determining whether write-offs of a security’s amortized cost is necessary:
•We believe amounts related to securities have become uncollectible;
•We intend to sell a security; or
•It is more likely than not that we will be required to sell a security prior to recovery.
If we intend to sell a fixed maturity security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, we will write down the security to current fair value, with a corresponding charge, net of any amount previously recognized as an allowance for expected credit loss, to Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings. If we do not intend to sell a fixed maturity security or it is more likely than not that we will not be required to sell a fixed maturity security before recovery of its amortized cost basis but believe amounts related to a security are uncollectible (generally based on proximity to expected credit loss), an impairment is deemed to have occurred and the amortized cost is written down to the estimated recovery value with a corresponding charge, net of any amount previously recognized as an allowance for expected credit loss, to Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings. The remainder of unrealized loss is held in AOCI.
The activity in the allowance for expected credit losses of available-for-sale securities aggregated by investment category was as follows (in millions):

	Six months ended June 30, 2022
		Additions			Reductions
	Balance at Beginning of Period	For credit losses on securities for which losses were not previously recorded	For initial credit losses on purchased securities accounted for as PCD financial assets (1)	(Additions) reductions in allowance recorded on previously impaired securities	For securities sold during the period	For securities intended/required to be sold prior to recovery of amortized cost basis	Write offs charged against the allowance	Recoveries of amounts previously written off	Balance at End of Period
Available-for-sale securities
Asset-backed securities	$(3)	$—	$—	$(1)	$2	$—	$—	—	$(2)
Commercial mortgage-backed securities	(2)	—	—	—	2	—	—	—	—
Residential mortgage-backed securities	(3)	—	—	—	—	—	—	—	(3)
Total available-for-sale securities	$(8)	$—	$—	$(1)	$4	$—	$—	$—	$(5)

	Six months ended June 30, 2021
		Additions			Reductions
	Balance at Beginning of Period	For credit losses on securities for which losses were not previously recorded	For initial credit losses on purchased securities accounted for as PCD financial assets (1)	(Additions) reductions in allowance recorded on previously impaired securities	For securities sold during the period	For securities intended/required to be sold prior to recovery of amortized cost basis	Write offs charged against the allowance	Recoveries of amounts previously written off	Balance at End of Period
Available-for-sale securities
Asset-backed securities	$—	$—	$—	$(1)	$(3)	$—	$—	—	$(4)
Commercial mortgage-backed securities	—	(1)	—	—	—	—	—	—	(1)
Corporates	(7)	—	—	6	—	—	—	1	—
Residential mortgage-backed securities	(3)	—	—	—	—	—	—	—	(3)
Total available-for-sale securities	$(10)	$(1)	$—	$5	$(3)	$—	$—	$1	$(8)
___________________
(1)Purchased credit deteriorated financial assets (“PCD”)
PCDs are AFS securities purchased at a discount, where part of that discount is attributable to credit. Credit loss allowances are calculated for these securities as of the date of their acquisition, with the initial allowance serving to increase amortized cost. There were no purchases of PCD AFS securities during the six months ended June 30, 2022 or 2021.
The fair value and gross unrealized losses of AFS securities, excluding securities in an unrealized loss position with an allowance for expected credit loss, aggregated by investment category and duration of fair value below amortized cost as of June 30, 2022 and December 31, 2021 were as follows (dollars in millions):

	June 30, 2022
	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Asset-backed securities	$7,944	$(490)	$645	$(71)	$8,589	$(561)
Commercial mortgage-backed securities	1,786	(153)	48	(8)	1,834	(161)
Corporates	10,501	(1,912)	1,391	(516)	11,892	(2,428)
Hybrids	668	(64)	2	—	670	(64)
Municipals	1,065	(155)	119	(23)	1,184	(178)
Residential mortgage-backed securities	794	(67)	27	(6)	821	(73)
U.S. Government	81	(2)	4	(1)	85	(3)
Foreign Government	131	(31)	6	(2)	137	(33)
Total available-for-sale securities	$22,970	$(2,874)	$2,242	$(627)	$25,212	$(3,501)
Total number of available-for-sale securities in an unrealized loss position less than twelve months						3,164
Total number of available-for-sale securities in an unrealized loss position twelve months or longer						273
Total number of available-for-sale securities in an unrealized loss position						3,437

	December 31, 2021
	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Asset-backed securities	$4,410	$(31)	$146	$(7)	$4,556	$(38)
Commercial mortgage-backed securities	600	(11)	1	—	601	(11)
Corporates	5,017	(126)	394	(26)	5,411	(152)
Hybrids	3	—	—	—	3	—
Municipals	407	(5)	85	(6)	492	(11)
Residential mortgage-backed securities	325	(3)	11	(1)	336	(4)
U.S. Government	32	—	4	—	36	—
Foreign Government	27	—	—	—	27	—
Total available-for-sale securities	$10,821	$(176)	$641	$(40)	$11,462	$(216)
Total number of available-for-sale securities in an unrealized loss position less than twelve months						1,955
Total number of available-for-sale securities in an unrealized loss position twelve months or longer						67
Total number of available-for-sale securities in an unrealized loss position						2,022
We determined the increase in unrealized losses as of June 30, 2022 was caused by higher treasury rates as well as wider spreads. This is in part due to the Federal Reserve's action to increase rates in efforts to combat inflation. Inflation in the first quarter of 2022 has been compounded by supply chain issues stemming from additional COVID-19 restrictions in China, as well as higher energy prices as a result of the Russian-Ukrainian conflict. For securities in an unrealized loss position as of June 30, 2022, our allowance for expected credit loss was $5 million. We believe that unrealized loss position for which we have not recorded an allowance for expected credit loss as of June 30, 2022 was primarily attributable to interest rate increases, near-term illiquidity, and uncertainty caused by Russia's invasion of Ukraine as opposed to issuer specific credit concerns.
Mortgage Loans
Our mortgage loans are collateralized by commercial and residential properties.
Commercial Mortgage Loans
Commercial mortgage loans (“CMLs”) represented approximately 6% and 6% of our total investments as of June 30, 2022 and December 31, 2021, respectively. We primarily invest in mortgage loans on income producing properties including industrial properties, retail buildings, multifamily properties and office buildings. We diversify our CML portfolio by geographic region and property type to attempt to reduce concentration risk. We continuously evaluate CMLs based on relevant current information to ensure properties are performing at a consistent and acceptable level to secure the related debt. The distribution of CMLs, gross of valuation allowances, by property type and geographic region is reflected in the following tables (dollars in millions):

	June 30, 2022		December 31, 2021
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Property Type:
Hotel	$18	1%	$19	1%
Industrial - General	486	20%	497	23%
Mixed Use	12	1%	13	1%
Multifamily	1,013	43%	894	41%
Office	332	14%	343	16%
Retail	107	5%	121	6%
Student Housing	83	4%	83	4%
Other	270	12%	204	8%
Total commercial mortgage loans, gross of valuation allowance	$2,321	100%	$2,174	100%
Allowance for expected credit loss	(6)		(6)
Total commercial mortgage loans	$2,315		$2,168

U.S. Region:
East North Central	$130	6%	$137	6%
East South Central	76	3%	79	4%
Middle Atlantic	292	13%	293	13%
Mountain	355	15%	236	11%
New England	151	7%	149	7%
Pacific	699	30%	649	30%
South Atlantic	496	21%	459	21%
West North Central	4	—%	12	1%
West South Central	118	5%	160	7%
Total commercial mortgage loans, gross of valuation allowance	$2,321	100%	$2,174	100%
Allowance for expected credit loss	(6)		(6)
Total commercial mortgage loans	$2,315		$2,168
Loan-to-value (“LTV”) and debt service coverage (“DSC”) ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property’s net income to its debt service payments. A DSC ratio of less than 1.00 indicates that a property’s operations do not generate sufficient income to cover debt payments.

The following tables present the recorded investment in CMLs by LTV and DSC ratio categories and estimated fair value by the indicated loan-to-value ratios at June 30, 2022 and December 31, 2021 (dollars in millions):

	Debt-Service Coverage Ratios			Total Amount	% of Total	Estimated Fair Value	% of Total
	>1.25	1.00 - 1.25	<1.00
June 30, 2022
LTV Ratios:
Less than 50%	$398	$4	$9	$411	18%	$401	19%
50% to 60%	771	—	—	771	33%	712	34%
60% to 75%	1,130	—	—	1,130	48%	1,000	47%
75% to 85%	$—	$9	$—	$9	1%	6	—%
Commercial mortgage loans	$2,299	$13	$9	$2,321	100%	$2,119	100%

December 31, 2021
LTV Ratios:
Less than 50%	$626	$33	$9	$668	31%	$745	33%
50% to 60%	470	—	—	470	22%	481	21%
60% to 75%	1,036	—	—	1,036	47%	1,039	46%
Commercial mortgage loans	$2,132	$33	$9	$2,174	100%	$2,265	100%
We recognize a mortgage loan as delinquent when payments on the loan are greater than 30 days past due. At June 30, 2022 we had one CML that was delinquent in principal or interest payments as shown in the risk rating exposure table below. At December 31, 2021 we had no CMLs that were delinquent in principal or interest payments.
Residential Mortgage Loans
Residential mortgage loans (“RMLs”) represented approximately 6% and 4% of our total investments as of June 30, 2022 and December 31, 2021, respectively. Our residential mortgage loans are closed end, amortizing loans and 100% of the properties are located in the United States. We diversify our RML portfolio by state to attempt to reduce concentration risk. The distribution of RMLs by state with highest-to-lowest concentration are reflected in the following tables (dollars in millions):

	June 30, 2022
U.S. State:	Amortized Cost	% of Total
Florida	$302	14%
Texas	227	11%
New Jersey	171	8%
Pennsylvania	146	7%
California	145	7%
New York	137	6%
Georgia	117	5%
All Other States (1)	903	42%
Total residential mortgage loans	$2,148	100%
__________________
(1)The individual concentration of each state is equal to or less than 5% as of June 30, 2022.

	December 31, 2021
U.S. State:	Amortized Cost	% of Total
Florida	$234	15%
Texas	170	10%
New Jersey	153	10%
All other states (1)	1,049	65%
Total residential mortgage loans	$1,606	100%
_______________
(1)The individual concentration of each state is less than 9% as of December 31, 2021.
Residential mortgage loans have a primary credit quality indicator of either a performing or nonperforming loan. We define non-performing residential mortgage loans as those that are 90 or more days past due or in nonaccrual status, which is assessed monthly. The credit quality of RMLs as of June 30, 2022 and December 31, 2021, was as follows (dollars in millions):

	June 30, 2022		December 31, 2021
Performance indicators:	Carrying Value	% of Total	Carrying Value	% of Total
Performing	$2,083	97%	$1,533	95%
Non-performing	68	3%	73	5%
Total residential mortgage loans, gross of valuation allowance	$2,151	100%	$1,606	100%
Allowance for expected loan loss	(29)	—%	(25)	—%
Total residential mortgage loans	$2,122	100%	$1,581	100%
Loans segregated by risk rating exposure as of June 30, 2022 and December 31, 2021, were as follows (in millions):

	June 30, 2022
	Amortized Cost by Origination Year
	2022	2021	2020	2019	2018	Prior	Total
Residential mortgages
Current (less than 30 days past due)	$605	$896	$244	$211	$29	$43	$2,028
30-89 days past due	15	19	5	14	1	—	54
Over 90 days past due	—	6	16	46	1	—	69
Total residential mortgages	$620	$921	$265	$271	$31	$43	$2,151
Commercial mortgages
Current (less than 30 days past due)	$229	$1,301	$509	$—	$—	$273	$2,312
30-89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	—	—	—	9	9
Total commercial mortgage	$229	$1,301	$509	$—	$—	$282	$2,321

	December 31, 2021
	Amortized Cost by Origination Year
	2021	2020	2019	2018	2017	Prior	Total
Residential mortgages
Current (less than 30 days past due)	$795	$293	$323	$50	$36	$21	$1,518
30-89 days past due	5	4	6	1	—	—	16
Over 90 days past due	1	23	46	2	—	—	72
Total residential mortgages	$801	$320	$375	$53	$36	$21	$1,606
Commercial mortgages
Current (less than 30 days past due)	$1,301	$543	$—	$6	$—	$324	$2,174
30-89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	—	—	—	—	—
Total commercial mortgage	$1,301	$543	$—	$6	$—	$324	$2,174

	June 30, 2022
	Amortized Cost by Origination Year
	2022	2021	2020	2019	2018	Prior	Total
Commercial mortgages
LTV
Less than 50%	$14	$121	$153	$—	$—	$123	$411
50% to 60%	105	292	234	—	—	140	771
60% to 75%	110	888	122	—	—	10	1,130
75% to 85%	—	—	—	—	—	9	9
Total commercial mortgages	$229	$1,301	$509	$—	$—	$282	$2,321
Commercial mortgages
DSCR
Greater than 1.25x	$229	$1,301	$509	$—	$—	$260	$2,299
1.00x - 1.25x	—	—	—	—	—	13	13
Less than 1.00x	—	—	—	—	—	9	9
Total commercial mortgages	$229	$1,301	$509	$—	$—	$282	$2,321

	December 31, 2021
	Amortized Cost by Origination Year
	2021	2020	2019	2018	2017	Prior	Total
Commercial mortgages
LTV
Less than 50%	$120	$229	$—	$6	$—	$313	$668
50% to 60%	267	192	—	—	—	11	470
60% to 75%	914	122	—	—	—	—	1,036
Total commercial mortgages	$1,301	$543	$—	$6	$—	$324	$2,174
Commercial mortgages
DSCR
Greater than 1.25x	$1,301	$543	$—	$4	$—	$284	$2,132
1.00x - 1.25x	—	—	—	2	—	31	33
Less than 1.00x	—	—	—	—	—	9	9
Total commercial mortgages	$1,301	$543	$—	$6	$—	$324	$2,174

Non-accrual loans by amortized cost as of June 30, 2022 and December 31, 2021, were as follows (in millions):

Amortized cost of loans on non-accrual	June 30, 2022	December 31, 2021
Residential mortgage:	$69	$72
Commercial mortgage:	—	—
Total non-accrual loans	$69	$72
Immaterial interest income was recognized on non-accrual financing receivables for the six months ended June 30, 2022 and June 30, 2021.
It is our policy to cease to accrue interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is our general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place. As of June 30, 2022 and December 31, 2021, we had $69 million and $72 million, respectively, of residential mortgage loans that were over 90 days past due, of which $38 million and $39 million was in the process of foreclosure as of June 30, 2022 and December 31, 2021, respectively. We will continue to evaluate these policies with regard to the economic challenges for mortgage debtors related to COVID-19. Our ability to initiate foreclosure proceedings may be limited by legislation passed and executive orders issued in response to COVID-19.
Allowance for Expected Credit Loss
We estimate expected credit losses for our commercial and residential mortgage loan portfolios using a probability of default/loss given default model. Significant inputs to this model include, where applicable, the loans' current performance, underlying collateral type, location, contractual life, LTV, DSC and Debt to Income or FICO. The model projects losses using a two year reasonable and supportable forecast and then reverts over a three year period to market-wide historical loss experience. Changes in our allowance for expected credit losses on mortgage loans are recognized in Recognized gains and losses, net in the accompanying unaudited Condensed Consolidated Statements of Earnings.
The allowances for our mortgage loan portfolio is summarized as follows (in millions):

	Six months ended June 30, 2022			Six months ended June 30, 2021
	Residential Mortgage	Commercial Mortgage	Total	Residential Mortgage	Commercial Mortgage	Total
Beginning Balance	$25	$6	$31	$37	$2	$39
Provision for loan losses	4	—	4	(9)	4	(5)
Ending Balance	$29	$6	$35	$28	$6	$34
An allowance for expected credit loss is not measured on accrued interest income for commercial mortgage loans as we have a process to write-off interest on loans that enter into non-accrual status (over 90 days past due). Allowances for expected credit losses are measured on accrued interest income for residential mortgage loans and were immaterial as of June 30, 2022 and June 30, 2021.

Interest and Investment Income
The major sources of Interest and investment income reported on the accompanying unaudited Condensed Consolidated Statements of Earnings were as follows (in millions):

	Six months ended
	June 30, 2022	June 30, 2021
Fixed maturity securities, available-for-sale	$655	$603
Equity securities	8	4
Preferred securities	26	24
Mortgage loans	88	56
Invested cash and short-term investments	13	1
Limited partnerships	171	244
Other investments	7	7
Gross investment income	968	939
Investment expense	(92)	(79)
Interest and investment income	$876	$860
Recognized Gains and Losses, net
Details underlying Recognized gains and losses, net reported on the accompanying unaudited Condensed Consolidated Statements of Earnings were as follows (in millions):

	Six months ended
	June 30, 2022	June 30, 2021
Net realized (losses) gains on fixed maturity available-for-sale securities	$(93)	$51
Net realized/unrealized (losses) gains on equity securities (1)	(22)	10
Net realized/unrealized (losses) gains on preferred securities (2)	(150)	1
Realized (losses) gains on other invested assets	(4)	2
Change in allowance for expected credit losses	(7)	2
Derivatives and embedded derivatives:
Realized (losses) gains on certain derivative instruments	15	180
Unrealized (losses) gains on certain derivative instruments	(717)	107
Change in fair value of reinsurance related embedded derivatives (3)	263	—
Change in fair value of other derivatives and embedded derivatives	(8)	2
Realized (losses) gains on derivatives and embedded derivatives	(447)	289
Recognized gains and losses, net	$(723)	$355
__________________
(1)Includes net valuation (losses) gains of $(22) million and $9 million for the six months ended June 30, 2022 and 2021, respectively.
(2)Includes net valuation (losses) gains of $(149) million and $0 million for the six months ended June 30, 2022 and 2021, respectively.
(3)Change in fair value of reinsurance related embedded derivatives is due to activity related to the reinsurance treaties with Kubera (novated from Kubera to Sommerset effective October 31, 2021) and Aspida Re.

The proceeds from the sale of fixed-maturity securities and the gross gains and losses associated with those transactions were as follows (in millions):

	Six months ended
	June 30, 2022	June 30, 2021
Proceeds	$1,795	$769
Gross gains	4	61
Gross losses	(94)	(11)
Unconsolidated Variable Interest Entities
We own investments in VIEs that are not consolidated within our financial statements. A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support, where investors lack certain characteristics of a controlling financial interest, or where the entity is structured with non-substantive voting rights. VIEs are consolidated by their ‘primary beneficiary’, a designation given to an entity that receives both the benefits from the VIE as well as the substantive power to make its key economic decisions. While we participate in the benefits from VIEs in which we invest, but do not consolidate, the substantive power to make the key economic decisions for each respective VIE resides with entities not under our common control. It is for this reason that we are not considered the primary beneficiary for the VIE investments that are not consolidated.
We invest in various limited partnerships and limited liability companies primarily as a passive investor. These investments are primarily in credit funds with a bias towards current income, real assets, or private equity. Limited partnership and limited liability company interests are accounted for under the equity method and are included in Investments in unconsolidated affiliates on our unaudited Condensed Consolidated Balance Sheets. In addition, we invest in structured investments, which may be VIEs, but for which we are not the primary beneficiary. These structured investments typically invest in fixed income investments and are managed by third parties and include asset-backed securities, commercial mortgage-backed securities and residential mortgage-backed securities included in fixed maturity securities available for sale on our unaudited Condensed Consolidated Balance Sheets.
Our maximum exposure to loss with respect to these VIEs is limited to the investment carrying amounts reported in our unaudited Condensed Consolidated Balance Sheets for limited partnerships and the amortized costs of our fixed maturity securities, in addition to any required unfunded commitments (also refer to Note F Commitments and Contingencies).
The following table summarizes the carrying value and the maximum loss exposure of our unconsolidated VIEs as of June 30, 2022 and December 31, 2021.

	June 30, 2022		December 31, 2021
	Carrying Value	Maximum Loss Exposure	Carrying Value	Maximum Loss Exposure
Investment in limited partnerships	$2,668	$4,343	$2,350	$3,496
Fixed maturity securities	13,026	14,255	12,382	12,802
Total unconsolidated VIE investments	$15,694	$18,598	$14,732	$16,298

Concentrations
Our underlying investment concentrations that exceed 10% of shareholders equity are as follows (in millions):

June 30, 2022
Blackstone Wave Asset Holdco (1)	$960
Jade 22 (2)	855
ELBA (3)	490
Jade 1 (2)	293
Jade 2 (2)	293
Jade 3 (2)	293
Jade 4 (2)	293
COLI	266
__________________
(1)Represents a special purpose vehicle that holds investments in numerous limited partnership investments whose underlying investments are further diversified by holding interest in multiple individual investments and industries.
(2)Represents special purpose vehicles that hold numerous underlying corporate loans across various industries.
(3)Represents special purpose vehicles that hold an underlying minority ownership interest in a single operating liquified natural gas export facility.

Note D — Derivative Financial Instruments
The carrying amounts of derivative instruments, including derivative instruments embedded in FIA and IUL contracts, and reinsurance is as follows (in millions):

	June 30, 2022	December 31, 2021
Assets:
Derivative investments:
Call options	$145	$816
Foreign currency forward	1	—
Other long-term investments:
Other embedded derivatives	24	33
Prepaid expenses and other assets:
Reinsurance related embedded derivatives	190	—
	$360	$849

Liabilities:
Contractholder funds:
FIA/ IUL embedded derivatives	$2,941	$3,883
Accounts payable and accrued liabilities:
Reinsurance related embedded derivatives	—	73
	$2,941	$3,956

The change in fair value of derivative instruments included within Recognized gains and losses, net, in the accompanying unaudited Condensed Consolidated Statements of Earnings is as follows (in millions):

	Six Months Ended
	June 30, 2022	June 30, 2021
Net investment gains (losses):
Call options	$(709)	$279
Futures contracts	(5)	4
Foreign currency forwards	12	4
Other derivatives and embedded derivatives	(8)	3
Reinsurance related embedded derivatives	263	—
Total net investment gains (losses)	$(447)	$290

Benefits and other changes in policy reserves:
FIA/ IUL embedded derivatives	$(942)	$355
Additional Disclosures
FIA/IUL Embedded Derivative and Call Options and Futures
We have FIA and IUL contracts that permit the holder to elect an interest rate return or an equity index linked component, where interest credited to the contracts is linked to the performance of various equity indices, primarily the S&P 500 Index. This feature represents an embedded derivative under GAAP. The FIA/IUL embedded derivatives are valued at fair value and included in the liability for contractholder funds in the accompanying unaudited Condensed Consolidated Balance Sheets with changes in fair value included as a component of Benefits and other changes in policy reserves in the unaudited Condensed Consolidated Statements of Earnings. See a description of the fair value methodology used in Note C Fair Value of Financial Instruments.
We purchase derivatives consisting of a combination of call options and futures contracts (specifically for FIA contracts) on the applicable market indices to fund the index credits due to FIA/IUL contractholders. The call options are one, two, three, and five year options purchased to match the funding requirements of the underlying policies. On the respective anniversary dates of the indexed policies, the index used to compute the interest credit is reset and we purchase new call options to fund the next index credit. We manage the cost of these purchases through the terms of our FIA/IUL contracts, which permit us to change caps, spreads or participation rates, subject to guaranteed minimums, on each contract’s anniversary date. The change in the fair value of the call options and futures contracts is generally designed to offset the portion of the change in the fair value of the FIA/IUL embedded derivatives related to index performance through the current credit period. The call options and futures contracts are marked to fair value with the change in fair value included as a component of Recognized gains and losses, net, in the accompanying unaudited Condensed Consolidated Statements of Earnings. The change in fair value of the call options and futures contracts includes the gains and losses recognized at the expiration of the instrument term or upon early termination and the changes in fair value of open positions.
Other market exposures are hedged periodically depending on market conditions and our risk tolerance. Our FIA/IUL hedging strategy economically hedges the equity returns and exposes us to the risk that unhedged market exposures result in divergence between changes in the fair value of the liabilities and the hedging assets. We use a variety of techniques, including direct estimation of market sensitivities, to monitor this risk daily. We intend to continue to adjust the hedging strategy as market conditions and our risk tolerance changes.
Credit Risk
We are exposed to credit loss in the event of non-performance by our counterparties on the call options and reflect assumptions regarding this non-performance risk in the fair value of the call options. The non-performance risk is the net counterparty exposure based on the fair value of the open contracts less collateral held. We maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association (“ISDA”) Master Agreement.
Information regarding our exposure to credit loss on the call options we hold is presented in the following table (in millions):

		June 30, 2022
Counterparty	Credit Rating (Fitch/Moody's/S&P) (1)	Notional Amount	Fair Value	Collateral	Net Credit Risk
Merrill Lynch	AA/*/A+	$3,735	$30	$—	$30
Morgan Stanley	*/Aa3/A+	1,581	6	7	—
Barclay's Bank	A+/A1/A	5,421	46	48	—
Canadian Imperial Bank of Commerce	AA/Aa2/A+	3,832	22	26	—
Wells Fargo	A+/A1/BBB+	1,945	12	13	—
Goldman Sachs	A/A2/BBB+	660	4	4	—
Credit Suisse	A-/A1/A	1,157	4	4	—
Truist	A+/A2/A	2,476	21	22	—
Total		$20,807	$145	$124	$30

		December 31, 2021
Counterparty	Credit Rating (Fitch/Moody's/S&P)(1)	Notional Amount	Fair Value	Collateral	Net Credit Risk
Merrill Lynch	AA/*/A+	$3,307	$128	$86	$42
Morgan Stanley	*/Aa3/A+	2,184	86	92	—
Barclay's Bank	A+/A1/A	5,197	231	233	—
Canadian Imperial Bank of Commerce	AA/Aa2/A+	2,936	147	151	—
Wells Fargo	A+/A1/BBB+	2,445	89	90	—
Goldman Sachs	A/A2/BBB+	307	10	10	—
Credit Suisse	A/A1/A+	1,485	74	75	—
Truist	A+/A2/A	1,543	51	53	—
Total		$19,404	$816	$790	$42
__________________
(1)An * represents credit ratings that were not available.
Collateral Agreements
We are required to maintain minimum ratings as a matter of routine practice as part of our over-the-counter derivative agreements on ISDA forms. Under some ISDA agreements, we have agreed to maintain certain financial strength ratings. A downgrade below these levels provides the counterparty under the agreement the right to terminate the open option contracts between the parties, at which time any amounts payable by us or the counterparty would be dependent on the market value of the underlying option contracts. Our current rating does not allow any counterparty the right to terminate ISDA agreements. In certain transactions, both us and the counterparty have entered into a collateral support agreement requiring either party to post collateral when the net exposures exceed pre-determined thresholds. For all counterparties, except Merrill Lynch, this threshold is set to zero. As of June 30, 2022 and December 31, 2021 counterparties posted $124 million and $790 million, respectively, of collateral of which $98 million and $576 million, respectively, is included in cash and cash equivalents with an associated payable for this collateral included in accounts payable and accrued liabilities on the unaudited Condensed Consolidated Balance Sheets. Accordingly, the maximum amount of loss due to credit risk that we would incur if parties to the call options failed completely to perform according to the terms of the contracts was $30 million at June 30, 2022 and $42 million at December 31, 2021.
We are required to pay counterparties the effective federal funds rate each day for cash collateral posted to F&G for daily mark to market margin changes. We reinvest derivative cash collateral to reduce the interest cost. Cash collateral is invested in overnight investment sweep products, which are included in cash and cash equivalents in the accompanying unaudited Condensed Consolidated Balance Sheets.
We held 349 and 329 futures contracts at June 30, 2022 and December 31, 2021, respectively. The fair value of the futures contracts represents the cumulative unsettled variation margin (open trade equity, net of cash settlements). We provide cash collateral to the counterparties for the initial and variation margin on the futures contracts, which is included in cash and cash equivalents in the accompanying unaudited Condensed Consolidated Balance Sheets. The amount of cash collateral held by the counterparties for such contracts was $3 million at June 30, 2022 and December 31, 2021.
Reinsurance Related Embedded Derivatives
F&G entered into a reinsurance agreement with Kubera effective December 31, 2018, to cede certain multi-year guaranteed annuity (“MYGA”) and deferred annuity business on a coinsurance funds withheld basis, net of applicable existing reinsurance. Effective October 31, 2021, this agreement was novated from Kubera to Somerset, a certified third-party reinsurer. Additionally, F&G entered into a reinsurance agreement with Aspida Re effective January 1, 2021, to cede a quota share of certain deferred annuity business on a funds withheld basis. Fair value movements in the funds withheld balances associated with these arrangements creates an obligation for F&G to pay Somerset and Aspida Re at a later date, which results in embedded derivatives. These embedded derivatives are considered total return swaps with contractual returns that are attributable to the assets and liabilities associated with the reinsurance arrangements. The fair value of the total return swap is based on the change in fair value of the underlying assets held in the funds withheld portfolio. Investment results for the assets that support the coinsurance with funds withheld reinsurance arrangements, including gains and losses from sales, were passed directly to the reinsurers pursuant to contractual terms of the reinsurance arrangements. The reinsurance related embedded derivatives are reported in prepaid expenses and other assets if in a net gain position, or accounts payable and accrued liabilities, if in a net loss position, on the unaudited Condensed Consolidated Balance Sheets and the related gains or losses are reported in Recognized gains and losses, net on the unaudited Condensed Consolidated Statements of Earnings.
Note E — Notes Payable
Notes payable consists of the following:

	June 30, 2022	December 31, 2021
	(In millions)
5.50% F&G Notes	$573	$577
FNF Promissory Note	—	400
	$573	$977
On September 15, 2021, we entered into a promissory note with FNF for $400 million aggregate principal amount, quarterly interest at three-month LIBOR + 2.50% (2.63% at December 31, 2021), due 2028 (the "FNF Promissory Note"). F&G incurred $3 million of interest expense on this promissory note and settled with FNF during the year ended December 31, 2021. On June 24, 2022, the F&G board of directors approved a resolution to enter an exchange agreement with FNF pursuant to which F&G transferred 20,000,000 shares of its common stock to FNF in exchange for the $400 million FNF Promissory Note, after which the note was retired. There was no gain or loss recorded with respect to the exchange agreement. For the six months ended June 30, 2022, interest expense on the FNF Promissory Note was approximately $6 million.
On December 29, 2020, we entered into a revolving note agreement with FNF for up to $200 million capacity

(the "FNF Credit Facility") to be used for working capital and other general corporate purposes. No amounts were outstanding under this revolving note agreement as of June 30, 2022 or December 31, 2021.
On April 20, 2018, Fidelity & Guaranty Life Holdings, Inc. (“FGLH”), our indirect wholly owned subsidiary, completed a debt offering of $550 million aggregate principal amount of 5.50% senior notes due 2025 (the "5.50% F&G Notes"), at 99.5% of face value for proceeds of $547 million. As a result of the FNF acquisition, a premium of $39 million was established for these notes and is being amortized over the remaining life of the debt through 2025. In conjunction with the acquisition, FNF became a guarantor of FGLH’s obligations under the 5.50% F&G Notes and agreed to fully and unconditionally guarantee the F&G 5.50% Notes, on a joint and several basis. For the six months ended June 30, 2022 and June 30, 2021, interest expense on the 5.50% senior notes was approximately $11 million and $15 million, respectively.

Gross principal maturities of notes payable at June 30, 2022 are as follows (in millions):
2022	$—
2023	—
2024	—
2025	550
2026	—
Thereafter	—
$550
Note F — Commitments and Contingencies
Legal and Regulatory Contingencies
In the ordinary course of business, we are involved in various pending and threatened litigation matters related to our operations, some of which include claims for punitive or exemplary damages. Like other companies, our ordinary course litigation includes a number of class action and purported class action lawsuits, which make allegations related to aspects of our operations. We believe that no actions, other than the matters discussed below, if any, depart from customary litigation incidental to our business.
We review lawsuits and other legal and regulatory matters (collectively “legal proceedings”) on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings in which it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and that represents our best estimate has been recorded. Our accrual for legal and regulatory matters was insignificant as of June 30, 2022 and December 31, 2021. We do not consider (i) the amounts we have currently recorded for all legal proceedings in which it has been determined that a loss is both probable and reasonably estimable and (ii) reasonably possible losses for all pending legal proceedings to be material to our financial statements either individually or in the aggregate. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending legal proceedings is generally not yet determinable. While some of these matters could be material to our operating results or cash flows for any particular period if an unfavorable outcome results, at present we do not believe that the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition.
On August 17, 2020, a lawsuit styled, In the Matter of FGL Holdings, was filed in the Grand Court of the Cayman Islands where dissenting shareholders, Kingfishers LP, Kingstown 1740 Fund LP, Kingstown Partners II LP, Kingstown Partners Master Ltd., and Ktown LP, have asserted statutory appraisal rights relative to their ownership of 12,000,000 shares of F&G stock in connection with the acquisition. They seek a judicial determination of the fair value of their shares of F&G stock under the law of the Cayman Islands, together with interest. A trial was held in late May and early June 2022 in the Cayman Islands, and a decision on the matter is pending with the court. We do not believe the result in this case will have a material adverse effect on our financial condition.

Commitments
We have unfunded investment commitments as of June 30, 2022 based upon the timing of when investments are executed compared to when the actual investments are funded, as some investments require that funding occur over a period of months or years. A summary of unfunded commitments by invested asset class as of June 30, 2022 is included below (in millions):

June 30, 2022
Asset Type
Unconsolidated VIEs:
Limited partnerships	$1,675
Whole loans	377
Fixed maturity securities, ABS	197
Other fixed maturity securities, AFS	94
Commercial mortgage loans	30
Other assets	137
Residential mortgage loans	1
Committed amounts included in liabilities	1
Total	$2,512
See Note A Business and Summary of Significant Accounting Policies, to the Consolidated Financial Statements included in the Information Statement for discussion of funding agreements that have been issued pursuant to the FABN Program as well as to the FHLB that are included in Contractholder funds.
Note G — Supplemental Cash Flow Information
The following supplemental cash flow information is provided with respect to certain cash payment and non-cash investing and financing activities.

	Six months ended June 30,
	2022	2021
Cash paid for:
Interest	$15	$15
Income taxes	7	6
Deferred sales inducements	38	65
Non-cash investing and financing activities:
Change in proceeds of sales of investments available for sale receivable in period	151	(2)
Change in purchases of investments available for sale payable in period	225	56

Note H —Intangibles
A summary of the changes in the carrying amounts of our VOBA, DAC and DSI intangible assets is as follows (in millions):

	VOBA	DAC	DSI	Total
Balance at January 1, 2022	$1,185	$761	$88	$2,034
Deferrals	—	334	38	372
Amortization	(177)	(80)	(25)	(282)
Interest	13	12	1	26
Unlocking	2	(1)	5	6
Adjustment for net unrealized investment (gains) losses	577	156	49	782
Balance at Balance at June 30, 2022	$1,600	$1,182	$156	$2,938

	VOBA	DAC	DSI	Total
Balance at Balance at January 1, 2021	$1,466	$222	$36	$1,724
Deferrals	—	278	44	322
Amortization	(204)	(16)	(12)	(232)
Interest	15	5	—	20
Unlocking	16	—	1	17
Adjustment for net unrealized investment (gains) losses	(15)	(27)	(5)	(47)
Purchase price allocation adjustments	61	—	—	61
Balance at June 30, 2021	$1,339	$462	$64	$1,865
Amortization of VOBA, DAC, and DSI is based on the current and future expected gross margins or profits recognized, including investment gains and losses. The interest accrual rate utilized to calculate the accretion of interest on VOBA ranged from 0% to 4.71%. The adjustment for unrealized net investment losses (gains) represents the amount of VOBA, DAC, and DSI that would have been amortized if such unrealized gains and losses had been recognized. This is referred to as the “shadow adjustments” as the additional amortization is reflected in AOCI on the unaudited Condensed Consolidated Balance Sheets rather than as depreciation and amortization on the unaudited Condensed Consolidated Statements of Earnings. As of June 30, 2022 and June 30, 2021, the VOBA balances included cumulative adjustments for net unrealized investment gains (losses) of $(345) million and $298 million, respectively, the DAC balances included cumulative adjustments for net unrealized investment gains (losses) of $(117) million and $53 million, respectively, and the DSI balance included net unrealized investment gains (losses) of $(42) million and $10 million, respectively.
For the in-force liabilities as of June 30, 2022, the estimated amortization expense for VOBA in future fiscal periods is as follows (in millions):

Estimated Amortization Expense
Fiscal Year
2022	$(17)
2023	86
2024	177
2025	161
2026	145
Thereafter	703

Note I — Reinsurance
F&G reinsures portions of its policy risks with other insurance companies. The use of indemnity reinsurance does not discharge an insurer from liability on the insurance ceded. The insurer is required to pay in full the amount of its insurance liability regardless of whether it is entitled to or able to receive payment from the reinsurer. The portion of risks exceeding F&G's retention limit is reinsured. F&G primarily seeks reinsurance coverage in order to limit its exposure to mortality losses and enhance capital management. If the underlying policy being reinsured is an insurance contract, F&G follows reinsurance accounting when there is adequate risk transfer or deposit accounting if there is inadequate risk transfer. If the underlying policy being reinsured is an investment contract, the effects of the agreement are accounted for as a separate investment contract.
The effects of reinsurance on net premiums earned and net benefits incurred (benefits paid and reserve changes) for the six months ended June 30, 2022 and June 30, 2021 were as follows (in millions):

	Six months ended
	June 30, 2022		June 30, 2021
	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred
Direct	$606	$697	$87	$1,185
Ceded	(67)	(907)	(71)	(636)
Net	$539	$(210)	$16	$549
Amounts payable or recoverable for reinsurance on paid and unpaid claims are not subject to periodic or maximum limits. F&G did not write off any significant reinsurance balances during the six months ended June 30, 2022 and June 30, 2021. F&G did not commute any ceded reinsurance treaties during the six months ended June 30, 2022 and June 30, 2021.
F&G estimates expected credit losses on reinsurance recoverables using a probability of default/loss given default model. Significant inputs to the model include the reinsurer's credit risk, expected timing of recovery, industry-wide historical default experience, senior unsecured bond recovery rates, and credit enhancement features. As of June 30, 2022, June 30, 2021 and December 31, 2021, the expected credit loss reserve was $19 million, $20 million and $20 million, respectively. There were no significant changes in the expected credit loss reserve for the six months ended June 30, 2022 and June 30, 2021.
No policies issued by F&G have been reinsured with any foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.
F&G has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than non-payment of premiums or other similar credit issues.
Effective May 1, 2020, F&G entered into an indemnity reinsurance agreement with Canada Life Assurance Company United States Branch, a third party reinsurer, to reinsure FIA policies with GMWB. In accordance with the terms of this agreement, F&G cedes a quota share percentage of the net retention of guarantee payments in excess of account value for GMWB. This treaty was subsequently amended effective January 1, 2021 and January 1, 2022, and now covers FIA policies with GMWB issued from January 1, 2020 to December 31, 2023. The effects of this agreement are not accounted for as reinsurance as it does not satisfy the risk transfer requirements for GAAP; therefore, deposit accounting is applied.
Concentration of Reinsurance Risk
F&G has a significant concentration of reinsurance risk with third party reinsurers, Aspida Re, Wilton Reassurance Company (“Wilton Re”), and Somerset that could have a material impact on our financial position in the event that any of these reinsurers fails to perform its obligations under the various reinsurance treaties. Aspida Re has an A- issuer credit rating from AM Best as of June 30, 2022, and the risk of non-performance is further mitigated through the funds withheld arrangement. Wilton Re has an A+ issuer credit rating from AM Best and an

A+ issuer credit rating from Fitch as of June 30, 2022. Somerset has an A- issuer credit rating from AM Best and a BBB+ issuer credit rating from S&P as of June 30, 2022, and the risk of non-performance is further mitigated through the funds withheld arrangement. On June 30, 2022, the net amounts recoverable from Aspida Re, Wilton Re, and Somerset were $1,651 million, $1,259 million, and $626 million, respectively. We monitor both the financial condition of individual reinsurers and risk concentration arising from similar activities and economic characteristics of reinsurers to attempt to reduce the risk of default by such reinsurers. We believe that all amounts due from Aspida Re, Wilton Re, and Somerset for periodic treaty settlements are collectible as of June 30, 2022.
There have been no other material changes in the reinsurance and the intercompany reinsurance agreements described in our Annual Report on Form 10-K for the year ended December 31, 2021.
Note J — F&G Insurance Subsidiary Financial Information and Regulatory Matters
Our U.S. insurance subsidiaries, FGL Insurance, FGL NY Insurance, and Raven Re, file financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners (“NAIC”) that are prepared in accordance with Statutory Accounting Principles (“SAP”) prescribed or permitted by such authorities, which may vary materially from GAAP. Prescribed SAP includes the Accounting Practices and Procedures Manual of the NAIC as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between SAP financial statements and financial statements prepared in accordance with GAAP are that SAP financial statements do not reflect VOBA, DAC, and DSI, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contractholder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted. Accordingly, SAP operating results and SAP capital and surplus may differ substantially from amounts reported in the GAAP basis financial statements for comparable items.
F&G Cayman Re Ltd and F&G Life Re Ltd (Bermuda) file financial statements with their respective regulators that are based on U.S. GAAP.
FGL Insurance applies Iowa-prescribed accounting practices that permit Iowa-domiciled insurers to report equity call options used to economically hedge FIA index credits at amortized cost for statutory accounting purposes and to calculate FIA statutory reserves such that index credit returns will be included in the reserve only after crediting to the annuity contract. This resulted in a $162 million and $106 million decrease to statutory capital and surplus at June 30, 2022 and December 31, 2021, respectively.
FGL Insurance’s statutory carrying value of Raven Reinsurance Company ("Raven Re") reflects the effect of permitted practices Raven Re received to treat the available amount of a letter of credit as an admitted asset, which increased Raven Re’s statutory capital and surplus by $50 million and $85 million at June 30, 2022 and December 31, 2021, respectively.
Raven Re is also permitted to follow Iowa prescribed statutory accounting practice for its reserves on reinsurance assumed from FGL Insurance. Without such permitted statutory accounting practices, Raven Re’s statutory capital and surplus (deficit) and its risk-based capital would not fall below the minimum regulatory requirements. The letter of credit facility is collateralized by NAIC 1 rated debt securities. If the permitted practice was revoked, the letter of credit could be replaced by the collateral assets with Nomura’s consent. FGL Insurance’s statutory carrying value of Raven Re was $80 million and $115 million at June 30, 2022 and December 31, 2021, respectively.
As of June 30, 2022, FGL NY Insurance did not follow any prescribed or permitted statutory accounting practices that differ from the NAIC's statutory accounting practices.
The prescribed and permitted statutory accounting practices have no impact on our unaudited Condensed Consolidated Financial Statements, which are prepared in accordance with GAAP.